SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

PATHEON INC.

(Exact name of registrant as specified in its charter)

Canada	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4721 Emperor Boulevard, Suite 200 Durham, NC	27703
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 226-3200

Copies to:

Eric W. Evans Chief Financial Officer Patheon Inc. 4721 Emperor Boulevard, Suite 200 Durham, NC 27703 Telephone: (919) 226-3200	Jason L. Martinez, Esq. Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan L.L.P. P.O. BOX 2611 Raleigh, NC 27602-2611 Telephone: (919) 821-1220

Securities to be registered pursuant to Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act:

Restricted Voting Shares

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains statements that we believe are “forward-looking statements.” These statements reflect management’s expectations regarding our future growth, results of operations, performance (both operational and financial) and business prospects and opportunities. Where possible, words such as “plans,” “expects” or “does not expect,” “budget,” “forecasts,” “anticipates” or “does not anticipate,” “believes,” “intends” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this registration statement reflect management’s current assumptions based upon information currently available to management and based on assumptions that management believes to be reasonable, we cannot be certain that actual results will be consistent with these forward-looking statements. Current material assumptions relate to foreign exchange rates, customer volumes and regulatory compliance. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements, including those listed in “Item 1A. Risk Factors” of this registration statement. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause our actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: customer demand for our services; supply arrangements; exposure to complex production issues; global economic environment; international operations and foreign currency fluctuations; competition; credit and customer concentration; rapid technological change; dependence upon key management personnel and executives; pension plans; derivative financial instruments; divestitures and restructurings; impacts of acquisitions; the existence of a significant shareholder; substantial financial leverage; interest rate risks; regulatory matters affecting manufacturing and pharmaceutical development services; potential environmental, health and safety liabilities; product liability claims; and intellectual property. See “Item 1A. Risk Factors.” Although we have attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, as noted above, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this registration statement and, except as required by law, we assume no obligation to update or revise them to reflect new events or circumstances.

General

All references to “$” or “dollars” in this registration statement are to U.S. dollars unless otherwise indicated.

Item 1.	Business.

Overview

We are a leading provider of commercial manufacturing outsourcing services (“CMO”) and outsourced pharmaceutical development services (“PDS”) to the global pharmaceutical industry. We believe we are the world’s second-largest CMO provider and the world’s largest PDS provider based on calendar year 2009 revenues provided by PharmSource, a provider of pharmaceutical outsourcing business information. We offer a wide range of services from developing drug candidates at the pre-formulation stage through the launch, commercialization and production of approved drugs. During the fiscal year ended October 31, 2010 (“fiscal 2010”), we provided services to approximately 300 customers throughout the world, including 19 of the world’s 20 largest pharmaceutical companies, six of the world’s 10 largest biotechnology companies and five of the world’s 10 largest specialty pharmaceutical companies. In fiscal 2010, we manufactured 10 of the top 100 selling drug compounds in the world based on revenues for the products reported by Evaluate Pharma, a provider of pharmaceutical industry data, and our products were distributed in approximately 60 countries. We are also currently developing nine of the top 100 developmental stage drugs in the world on behalf of our customers based on projected potential revenues for the products reported by Evaluate Pharma.

Our CMO business focuses primarily on prescription products in sterile dosage forms and solid, semi-solid and liquid conventional dosage forms. We have also developed a wide range of specialized capabilities in high potency, controlled substances and sustained release products. Our PDS business provides a broad range of development services, including finished dosage formulation across approximately 40 dosage forms, clinical trial packaging and associated analytical services. We have established our position as a market leader by leveraging our scale, global reach, specialized capabilities, broad service offerings, scientific expertise and track record of product quality and regulatory compliance to provide cost-effective solutions to our customers.

Company History

The heritage of our company dates back to 1974, when we established Custom Pharmaceuticals Ltd., a contract manufacturing business, in Fort Erie, Canada. We increased our contract manufacturing capabilities in 1982 by building a new manufacturing facility in Burlington, Canada, and from 1994 through 2002, we continually expanded our contract manufacturing capabilities by building or acquiring facilities in Canada, Europe and the United States and entered into the PDS business.

We completed our last major acquisition in fiscal 2005, with the acquisition of MOVA Pharmaceutical Corporation (“MOVA”), a leading U.S. prescription pharmaceutical contract manufacturer located in Puerto Rico. During 2006 and 2007, we determined that the carrying value of MOVA’s intangible assets, long-lived depreciable assets and goodwill were impaired as a result of the suspension of production of a major product due to concerns over product shelf life and the decline of another major product as a result of the approval by the U.S. Food and Drug Administration (the “FDA”) of a generic version of the product, which culminated in a significant increase in losses reported by the Puerto Rico operations, and the completion of a long-range plan that showed a significant reduction in earnings relative to prior forecasts. The impairment charges associated with these write-downs were $78.0 million for intangible assets, $52.0 million for long-lived depreciable assets and $172.5 million for goodwill. Following the acquisition of MOVA and associated impairments, we shifted our focus from external expansion to reviewing opportunities to improve our financial stability and operational efficiencies.

In 2006 and 2007, we conducted a review of strategic and financial alternatives that resulted in a $150,000,000 investment in us by JLL Partners Inc., a New York private equity firm (“JLL Partners”), and a refinancing of our North American indebtedness. As a result of this investment, an affiliate of JLL Partners received two series of preferred stock, one of which it converted into restricted voting shares in 2009 and the other of which entitles it to elect up to three members of our Board of Directors (our “Board”). See “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL.” Affiliates of JLL Partners currently beneficially own approximately 56% of our restricted voting shares.

In 2007, we announced a plan to restructure our Canadian network of six pharmaceutical manufacturing facilities to align with our strategy of focusing on developing and manufacturing prescription, rather than over-the-counter, products. To improve capacity utilization and profitability at our Whitby facility, we began decommissioning our York Mills facility and transferring all services undertaken at that site to, primarily, our Whitby facility. In the fiscal year ended October 31, 2008 (“fiscal 2008”), we sold our Niagara-Burlington operations to Pharmetics Inc.

In fiscal 2008, we announced a plan to restructure our Puerto Rican operations. In January 2009, we closed our Carolina facility in Puerto Rico and are marketing the remaining assets for sale. Later in 2009, we announced our intention to consolidate our two remaining Puerto Rico operations into our manufacturing site in Manatí and ultimately close or sell our plant in Caguas. The consolidation is expected to continue beyond the end of calendar year 2012.

In November 2008, we opened a U.S. headquarters in Research Triangle Park, North Carolina. In 2008, we also opened a new early phase development facility in Milton Park, in Oxfordshire, United Kingdom, and a new European headquarters in Zug, Switzerland, near Zurich.

In November 2009, we completed the PDS facility inside our existing commercial manufacturing site in Ferentino, Italy. The expansion doubled PDS manufacturing capabilities for clinical batches. This area, which was designed for future expansion, was set up specifically for the scale-up of products for clinical use following the completion of development activities on site.

In January 2010, we began construction to expand our manufacturing facility in Bourgoin, France to include a pharmaceutical development center offering a full range of solid dose services as part of our PDS business. The construction was completed during the first quarter of the fiscal year ending October 31, 2011 (“fiscal 2011”).

On April 23, 2010, we completed the issuance of $280 million, 8.625% senior secured notes, due April 15, 2017 (the “Notes”), in a private placement to certain qualified institutional buyers. We used the net proceeds of $268.5 million to repay all of our indebtedness under our then existing senior secured term loan and asset-based revolving credit facility (“ABL”), to repay certain other indebtedness and to pay expenses and fees. We are using the remaining proceeds for general corporate purposes. Concurrently, we entered into an amended and restated $75 million ABL. As a result of this amendment, the ABL now matures in 2014.

Our Segments

Although we were historically organized and managed as a single business segment providing commercial manufacturing and pharmaceutical development services, due to the continued growth in our operations and a change in our executive management structure, in fiscal 2008 we organized ourselves into two operating segments: CMO and PDS. In addition, we categorize certain selling, general and administrative costs and foreign exchange gains and losses under a separate segment reporting line item referred to as “corporate costs.” In fiscal 2010, our CMO and PDS segments accounted for 81.2% and 18.8% of our total revenues, respectively. Financial information about these segments and information regarding net sales and long-lived assets attributable to operations in Canada, the United States, Europe and other countries is contained in “Note 16—Segmented Information” of our consolidated financial statements beginning on page F-1 of this registration statement. Additional financial information about our segments is contained in “Item 2. Financial Information—Management’s Discussion and Analysis.” For a discussion of risks attendant to our foreign operations, please see “Item 1A. Risk Factors—Risks Related to our Business and Industry.”

The illustration below sets forth the various stages of the drug development and manufacturing process; shaded processes are services that we provide.

Note: API: Active Pharmaceutical Ingredient

           PAI: Pre-Approval Inspection(s)

Commercial Manufacturing

We believe we are the world’s second-largest CMO provider with an approximate 5% global market share in 2009 based on calendar year 2009 revenues provided by PharmSource. We operate nine facilities located throughout North America and Europe. We manufacture various sterile dosage forms, as well as solid, semi-solid and liquid conventional dosage forms. Our sterile dosage forms include aseptically (sterile) filled and terminally sterilized liquids and powders in ampoules, vials, bottles and pre-filled syringes and sterile lyophilized (freeze-dried) products in both vials and ampoules. Conventional dosage forms include both coated and uncoated compressed tablets, hard shell gelatin capsules, powders, ointments, creams, gels, syrups, suspensions, solutions and suppositories. Currently, our capacity utilization is higher for our facilities for sterile dosage forms than for conventional dosage forms. We further differentiate ourselves by offering specialized capabilities relating to high potency, controlled substance and sustained release products. In fiscal 2010, our CMO segment generated 81.2% of our total revenues.

Set forth below is a table illustrating our various dosage forms.

Conventional dosage forms
Solids	• Tablets • Capsules • Powders	Specialized capabilities	• High potency • Controlled substances
Semi-solids	• Creams • Ointments • Suppositories • Gels		• Sustained release products • Soft gels • Liquid filled hard shell capsules
Liquids	• Syrups • Solutions • Suspensions		• Nasal sprays
Sterile dosage forms

•    Aseptically (sterile) filled and terminally sterilized liquids and powders (in ampoules, vials, bottles and pre-filled syringes)

•    Pre-filled syringes and sterile lyophilized (freeze-dried) products (in vials and ampoules)

•    Sterile (injectable) cephalosporin powder filling

We operate a segregated sterile (injectable) cephalosporin powder filling and lyophilisation facility in the United Kingdom. The combination of sterile cephalosporin capabilities and our 31,000 square foot lyophilisation plant dedicated to lyophilized cephalosporin products allows us to provide a full range of dosage forms for this category of antibiotics.

In fiscal 2010, we had a diverse CMO customer base with large pharmaceutical companies, specialty companies and large biotechnology companies comprising 55%, 27% and 5% of our fiscal 2010 CMO revenues, respectively, with the remainder being derived from our early stage pharmaceutical, generic and other customers.

Pharmaceutical Development Services

We believe we are the world’s largest PDS provider with an approximate 10% global market share in 2009 based on calendar year 2009 revenues provided by PharmSource, offering a broad range of development services across approximately 40 different dosage forms. We operate eight development centers and one clinical trial packaging facility located throughout North America and Europe. Our PDS offerings support customers across various stages of the drug development process, including (i) pre-formulation, formulation and development of dosage forms; (ii) manufacturing of development stage products during the regulatory drug approval process, including manufacturing of pilot batches; (iii) scale-up and technology transfer services designed to validate commercial-scale drug manufacturing processes; and (iv) development of analytical methods and delivery of analytical services. In fiscal 2010, our PDS offerings were provided to a diverse customer base with specialty companies, large pharmaceutical companies and large biotechnology companies comprising 32%, 30% and 37% of our fiscal 2010 PDS revenues, respectively, with the remaining 1% being derived from our early stage pharmaceutical, generic and other customers.

During fiscal 2010, we worked on approximately 395 projects for our customers, including eight drug candidates at the new drug application (“NDA”) stage. Among the projects we worked on during fiscal 2010, 87 projects were at Phase I, 93 projects were at Phase II, 85 projects were at Phase III, and 130 projects were at the pre-clinical or post-approval stage. During fiscal 2010 and 2009, we developed six products for customers that received new market approval. Since the beginning of fiscal 2001, our PDS business has developed, on behalf of our customers, 28 new molecular entities (“NME”) that have been approved for marketing by regulatory authorities, as well as numerous new formulations of existing NMEs. Any patent and drug approvals that we obtain, or help to obtain, belong to our customers, and we do not receive royalties or earn revenues from products or NMEs that we develop, or help to develop, other than for the development services we provide. Our development group, comprised of approximately 600 scientists and technicians, including approximately 80 holding doctoral degrees, has extensive development experience across a wide variety of pharmaceutical dosage forms. Our PDS business serves as a pipeline for future commercial manufacturing opportunities. Since most of these products are at the beginning of their patent life, these products typically present long-term manufacturing opportunities. From the beginning of fiscal 2008 through the end of fiscal 2010, we were awarded CMO contracts for 27 new products that had been developed by our PDS business. In fiscal 2010, our PDS segment generated 18.8% of our total revenues.

Performance Enhancement Initiatives

We are committed to providing quality products and services to our customers. We are undertaking a series of initiatives to reduce operating expenses and increase manufacturing efficiency, including launching the Patheon AdvantageTM Lean 6 Sigma program and upgrading our information technology infrastructure. We have established a number of key performance indicators to measure the benefits of these initiatives, including on-time delivery, right first time batches and inventory turns. Over the last three fiscal years, the following initiatives were introduced:

•

Patheon AdvantageTM is a companywide program that combines “lean” manufacturing practices with “six sigma” manufacturing to streamline operations, remove production bottlenecks, increase capacity utilization and improve performance throughout the network. All of our sites have completed their Lean 6 Sigma leadership training and at least one round of initial activities.

•

One PatheonTM is our global initiative to create one consistent customer interface by providing customers with consistent quotes and proposals, technical documents, invoice procedures, workflow management, ongoing performance communication and project execution.

•

Quick to ClinicTM is a program designed to accelerate drug development timelines for customers through rapid distribution of clinical trial materials for Phase I (First Time in Human) studies and delivery of finished drug product within four months from receipt of active pharmaceutical ingredients (“API”). To this end, our Milton Park (U.K.) and Whitby (Canada) facilities are designated as delivery centers.

•	Quick to MarketTM offers accelerated transfer of commercially available products from our customers’ or their supplier’s manufacturing plants to our facilities.

•

The Patheon Performance Guarantee, launched in June 2009, is a new term to be added to commercial manufacturing contracts for customers with critical supply requirements that guarantees, in writing, delivery performance and legacy of quality. If we fail to perform as guaranteed, we provide the customer discounts on future services. The average on-time, in-full delivery across our entire network was approximately 93% in fiscal 2010.

•

We have developed a four-year information technology master plan that sets the overall direction for systems and services for our business. It centers on the development of strategic information technology assets that will drive competitive advantages for our business and includes both the addition of new information technology assets and the enhancement of existing information technology assets.

Successful implementation of these initiatives has enabled us to improve our performance as measured by key performance indicators, including increasing our frequency of on-time, in-full delivery of customer orders across our entire network from 85% in the first quarter of fiscal 2008 to approximately 93% in the first quarter of fiscal 2011.

Customers

In fiscal 2010, we provided services to approximately 300 customers throughout the world, including 19 of the world’s 20 largest pharmaceutical companies, six of the world’s 10 largest biotechnology companies and five of the world’s 10 largest specialty pharmaceutical companies. We are also currently developing on behalf of our customers nine of the 100 top developmental stage drugs in the world, based on the potential revenues for the products reported by EvaluatePharma®. During fiscal 2010, no single customer accounted for more of 10.0% of our total revenues in our CMO business or PDS business. In fiscal 2010, our top 20 customers in our CMO segment accounted for approximately 81% of our CMO revenues. As described above, in June 2009, we launched a new performance guarantee initiative designed to enhance our service to customers. The Patheon Performance Guarantee was added as a new feature in CMO contracts for customers with critical supply requirements.

We have recently entered into several master service agreements with customers that contemplate long-term multi-product and multi-site commercial manufacturing and/or PDS, including a seven-year manufacturing agreement that led to construction of a new manufacturing facility within one of our existing sites with significant financing from the customer, a five-year master supply agreement with a global pharmaceutical company to provide development and manufacturing services and “carve-out” arrangements at certain of our facilities under which sizeable parts of our current production have been transferred to us from facilities owned by our customers that were slated for closure or downsizing. These arrangements are part of a trend towards developing broader and longer-term relationships with our customers.

Our CMO customers typically provide a yearly forecast of anticipated product demand. Customers also deliver firm purchase orders, typically three months prior to scheduled production, after which time they may adjust contract quantities or delivery dates within certain limits, provided that we are reimbursed for any expenses incurred in connection with such adjustment. Upon delivery to us of a customer purchase order confirming the quantity and delivery date, the order is scheduled for production. Our CMO customer contracts, typically with multi-year terms, formalize the standard business arrangements outlined above, including production based on the delivery of firm purchase orders. In addition, the contracts typically provide for six to 18 months’ advance notice for the transfer or discontinuance of any product. The customer assumes liability for all material commitments made in accordance with purchase orders. We maintain the right to pass on price increases to the customer over and above some predetermined minimum percentage. The actual revenues generated by our major customer agreements are based on volumes that are determined by market demands for the customer’s product from time to time.

Our PDS business provides services on a fee-for-service basis. We typically respond to a customer request and prepare a quotation which, if accepted, typically forms the basis of the contract with the customer. Our PDS contracts typically require us to perform development services within a designated scope. Frequently, the continuation of our work on a particular project will depend on various factors such as research results and the customer’s needs.

Sales and Marketing

Our global sales and marketing group is responsible for generating new business for our CMO and PDS businesses. Our sales team is broken into two distinct groups—territory-based sales executives and key account executives. Each of our territory-based sales teams is responsible for seeking potential customers and generating sales to all customers within its territory that are not named as a key account. Our North America territory-based sales team is comprised of 20 team members and covers the United States and Canada. We also have a territory-based sales team covering Europe and Japan, which is comprised of nine members. In addition, we have six global key account executives who act as our primary interface with our most significant accounts; currently approximately 35 of our customers have key account status. Despite the functional and geographical delineation of our sales teams, each sales team or executive seeks to generate sales in both our CMO and PDS segments across our entire network. Determination of which site, or sites, will perform specific services is dictated by the nature of the customer’s product, our capabilities and customer preferences.

The projects of our existing customers are managed by site-based project managers and business managers, who also play an integral role in the sales process by ensuring that the existing projects are meeting customers’ expectations. Our sales executives work closely with the site-based teams to understand our customers’ projects and evolving needs, enabling the sales executives and site-based teams to obtain additional work on existing projects and to identify new projects.

Our sales team is supported by global marketing, sales operations and business intelligence groups located at our U.S. headquarters in Research Triangle Park, North Carolina, and regional support resources in Europe.

Supply Arrangements

For our contract manufacturing operations, we are required to source various APIs, excipients, raw materials and packaging components from third-party suppliers and/or our actual customers. Our customers specify these components, raw materials and packaging materials in line with their product registration files, and, in some cases, they specify the actual supplier from whom we must purchase these inputs. In most cases, our customers manage the sourcing and physical delivery of the API to us at no cost. We generally source and procure all other input materials from established local or regional suppliers specialized towards serving the pharmaceutical sector.

Supply arrangements are an inherent part of our ability to produce products for our customers in a timely manner and thus create a degree of dependence that could negatively impact revenues if such supply is interrupted. Such interruptions can be either localized to a specific supplier issue or as a result of wider supply interruptions due to natural disasters or international disruptions caused by geopolitical issues or other events. See “Item 1A. Risk Factors—Risks Related to Our Business and Industry.” We work closely with suppliers at both a local and corporate level to establish clear supply agreements that set forth the supply relationship expectations and the legal terms and conditions of the agreements, including potential liabilities for supply interruption situations. These agreements are critical to our ability to manage and mitigate risk across our supply chain.

Competition

We operate in a market that is highly competitive. We compete to provide CMO and PDS to pharmaceutical companies around the world.

Our competition in the CMO market includes full-service pharmaceutical outsourcing companies; contract manufacturers focusing on a limited number of dosage forms; contract manufacturers providing multiple dosage forms; and large pharmaceutical companies offering third-party manufacturing services to fill their excess capacity. In addition, in Europe, there are a large number of privately owned, dedicated outsourcing companies that serve only their local or national markets. Also, large pharmaceutical companies have been seeking to divest portions of their manufacturing capacity, and any such divested businesses may compete with us in the future. We compete primarily on the basis of the security of supply (quality, regulatory compliance and financial stability), service (on-time delivery and manufacturing flexibility) and cost-effective manufacturing (prices and a commitment to continuous improvement).

Our competition in the PDS market includes a large number of laboratories that offer only a limited range of developmental services, generally at a small scale; providers focused on specific technologies and/or dosage forms; and a few fully integrated companies that can provide the full complement of services necessary to develop, scale-up and manufacture a wide range of dosage forms. We also compete in the PDS market with major pharmaceutical and chemical companies, specialized contract research organizations, research and development firms, universities and other research institutions. We may also compete with the internal operations of pharmaceutical companies that choose to source PDS internally. We compete primarily on the basis of scientific expertise, knowledge and experience in dosage form development, availability of a broad range of equipment, on-time delivery of clinical materials, compliance with current good manufacturing practices (“cGMPs”), regulatory compliance, cost effective services and financial stability.

Some of our competitors may have substantially greater financial, marketing, technical or other resources than we do. Additional competition may emerge and may, among other things, result in a decrease in the fees paid for our services.

One of the many factors affecting competition is the current excess capacity within the pharmaceutical industry of facilities capable of manufacturing drugs in solid and semi-solid dosage forms. Thus, customers currently have a wide range of supply alternatives for these dosage forms. Another factor causing increased competition is that a number of companies in Asia, particularly India, have been entering the CMO and PDS sectors over the past few years, have begun obtaining approval from the FDA for certain of their plants and have acquired additional plants in Europe and North America. One or more of these companies may become a significant competitor to us.

Employees

As of March 31, 2011, we had approximately 3,800 employees. National works councils are active at all of our facilities in the United Kingdom, France and Italy consistent with local labor laws. There is no union representation at any of our North American sites. Our management believes that we generally have a good relationship with our employees around the world and the works councils that represent a portion of our European employee base.

Intellectual Property

We rely on a combination of trademark, patent, trade secret and other intellectual property laws of the United States and other countries. We have applied in the United States and in certain foreign countries for registration of a limited number of trademarks and patents, some of which have been registered or issued. Also, many of the formulations used by us in manufacturing products to customer specifications are subject to patents or other intellectual property rights owned by or licensed to the relevant customer. Further, we rely on non-disclosure agreements and other contractual provisions to protect our intellectual property rights and typically enter into mutual confidentiality agreements with customers that own or are licensed users of patented formulations.

We have developed and continue to develop knowledge and expertise (“know-how”) and trade secrets in the provision of services in both our PDS and CMO businesses. Our know-how and trade secrets may not be patentable, but they are valuable in that they enhance our ability to provide high-quality services to our customers.

To the extent that we determine that certain aspects of the service provided by our CMO and PDS businesses are innovative and patentable, we have filed and pursued, and plan to continue to file and pursue, patent applications to protect such inventions, as well as applications for registration of other intellectual property rights, as appropriate. However, we do not consider any particular patent, trademark, license, franchise or concession to be material to our overall business.

Regulatory Matters

We are required to comply with the regulatory requirements of various local, state, provincial, national and international regulatory bodies having jurisdiction in the countries or localities where we manufacture products or where our customers’ products are distributed. In particular, we are subject to laws and regulations concerning research and development, testing, manufacturing processes, equipment and facilities, including compliance with cGMPs, labeling and distribution, import and export, and product registration and listing. As a result, most of our facilities are subject to regulation by the FDA, as well as regulatory bodies of other jurisdictions, such as the European Medicines Agency of the European Union (the “EMEA”) and/or the National Health Surveillance Agency in Brazil (the “NHSA”), depending on the countries in which our customers market and sell the products we manufacture and/or package on their behalf. We are also required to comply with environmental, health and safety laws and regulations, as discussed in “—Environmental Matters.” These regulatory requirements impact many aspects of our operations, including manufacturing, developing, labeling, packaging, storage, distribution, import and export and record keeping related to customers’ products. Noncompliance with any applicable regulatory requirements can result in government refusal to approve (i) facilities for testing or manufacturing products or (ii) products for commercialization. The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•

Changes to the regulatory approval process, including new data requirements, for product candidates in those jurisdictions, including the United States, in which we or our customers may be seeking approval;

•	A product candidate may not be deemed to be safe or effective;

•	The ability of the regulatory agency to provide timely responses as a result of its resource constraints; and

•	The manufacturing processes or facilities may not meet the applicable requirements.

In addition, if new legislation or regulations are enacted or existing legislation or regulations are amended or are interpreted or enforced differently, we may be required to obtain additional approvals or operate according to different manufacturing or operating standards or pay additional product or establishment user fees. This may require a change in our research and development and manufacturing techniques or additional capital investments in our facilities.

Our pharmaceutical development and manufacturing projects generally involve products that must undergo pre-clinical and clinical evaluations relating to product safety and efficacy before they are approved as commercial therapeutic products. The regulatory authorities having jurisdiction in the countries in which our customers intend to market their products may delay or put on hold clinical trials, delay approval of a product or determine that the product is not approvable. The FDA or other regulatory agencies can delay approval of a drug if our manufacturing facility is not able to demonstrate compliance with cGMPs, pass other aspects of pre-approval inspections or properly scale up to produce commercial supplies. The FDA and comparable government authorities having jurisdiction in the countries in which our customers intend to market their products have the authority to withdraw product approval or suspend manufacture if there are significant problems with raw materials or supplies, quality control and assurance or the product we manufacture is adulterated or misbranded.

Some of our manufactured products are listed as controlled substances. Controlled substances are those products that present a risk of substance abuse. In the United States, these types of products are classified by the U.S. Drug Enforcement Agency (the “DEA”) as Schedule II, III, and IV substances under the Controlled Substances Act of 1970. The DEA classifies substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution, import and export and physician prescription procedures. For example, scheduled drugs are subject to distribution limits and a higher level of recordkeeping requirements. Furthermore, the total amount of controlled substances for manufacture or commercial distribution is limited by the DEA and allocated through quotas. Our quotas or our customers’ quotas, if any, may not be sufficient to meet commercial demand or to economically produce the product.

Entities must be registered annually with the DEA to manufacture, distribute, dispense, import, export and conduct research using controlled substances. State controlled substance laws also require registration for similar activities. In addition, the DEA requires entities handling controlled substances to maintain records, file reports, follow specific labeling and packaging requirements and provide appropriate security measures to control against diversion of controlled substances. If we fail to follow these requirements, we may be subject to significant civil and/or criminal penalties and possibly a revocation of one of our DEA registrations.

Products containing controlled substances may generate significant public health and safety issues, and in such instances, federal or state authorities can withdraw or limit the marketing rights or regulatory approvals for these products. For some scheduled substances, the FDA may require us or our customers to develop product attributes or a risk evaluation and mitigation strategy to reduce the inappropriate use of the products, including the manner in which they are marketed and sold, so as to reduce the risk of diversion or abuse of the product. Developing such a program may be time-consuming and could delay approval of product candidates containing controlled substances. Such a program or delays of any approval from the FDA could adversely affect our business, results of operations and financial condition.

Audits are an important means by which prospective and existing customers gain confidence that our operations are conducted in accordance with applicable regulatory requirements. In fiscal 2010, our facilities and development centers were audited by 187 separate customer audit teams, representing both prospective and existing customers. These audits contribute to our ongoing improvement of our manufacturing and development practices. In addition to customer audits, we, like all commercial drug manufacturers, are subject to audits by various regulatory authorities. In fiscal 2010, 22 such audits by regulatory authorities were conducted at our sites in North America and Europe, involving multiple products. Responses to audit observations were accepted and product approval was granted, with the exception of three inspections that are still pending. It is not unusual for regulatory agencies or customers to request further clarification and/or follow-up on the responses we provide.

Environmental Matters

Our operations are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. We are also subject to laws and regulations governing the destruction and disposal of raw materials and non-compliant products, the handling of regulated material that is included in our offerings and the disposal of our offerings at the end of their useful life. These laws and regulations have increasingly become more stringent, and we may incur additional expenses to ensure compliance with existing or new requirements in the future. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of our operations. We also could incur monetary fines, civil or criminal sanctions, third-party claims or cleanup or other costs as a result of violations of or liabilities under such requirements. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes.

Our manufacturing facilities, in varying degrees, use, store and dispose of hazardous substances in connection with their processes. At some of our facilities, these substances are stored in underground storage tanks or used in refrigeration systems. Some of our facilities, including those in Puerto Rico, have been utilized over a period of years as manufacturing facilities, with operations that may have included on-site landfill or other waste disposal activities and have certain known or potential conditions that may require remediation in the future, and several of these have undergone remediation activities in the past by former owners or operators.

Some of our facilities are located near third-party industrial sites and may be impacted by contamination migrating from such sites. A number of our facilities use groundwater from onsite wells for process and potable water, and if these onsite sources became contaminated or otherwise unavailable for future use, we could incur expenses for obtaining water from alternative sources. In addition, our operations have grown through acquisitions, and it is possible that facilities that we have acquired may expose us to environmental liabilities associated with historical site conditions that have not yet been discovered. Some environmental laws impose liability for contamination on current and former owners and operators of affected sites, regardless of fault. If remediation costs or potential claims for personal injury or property or natural resource damages resulting from contamination arise, they may be material and may not be recoverable under any contractual indemnity or otherwise from prior owners or operators or any insurance policy. Additionally, we may not be able to successfully enforce any such indemnity or insurance policy in the future. In the event that new or previously unknown contamination is discovered or new cleanup obligations are otherwise imposed at any of our currently or previously owned or operated facilities, we may be required to take additional, unplanned remedial measures and record charges for which no reserves have been recorded.

Seasonality

Revenues from some of our CMO and PDS operations have traditionally been lower in our first fiscal quarter, being the three months ending January 31. We attribute this trend to several factors, including (i) the reassessment by many customers of their need for additional product in the last quarter of the calendar year in order to use existing inventories of products; (ii) the lower production of seasonal cough and cold remedies in the first fiscal quarter; (iii) limited project activity towards the end of the calendar year by many small pharmaceutical and biotechnology customers involved in PDS projects in order to reassess progress on their projects and manage cash resources; and (iv) the Patheon-wide facility shutdown during a portion of the traditional holiday period in December and January.

Research and Development

We have not spent any material amount in the last three fiscal years on company-sponsored research and development activities.

Item 1A.	Risk Factors.

Risks Related to Our Business and Industry

We are dependent on our customers’ spending on and demand for our manufacturing and development services. A reduction in spending or demand could have a material adverse effect on our business.

The amount of customer spending on pharmaceutical development and manufacturing, particularly the amount our customers choose to spend on outsourcing these services, has a large impact on our sales and profitability. Consolidation in the pharmaceutical industry may impact such spending as customers integrate acquired operations, including research and development departments and manufacturing operations.

Many of our customers finance their research and development spending from private and public sources. We have experienced slowdowns in our customers’ spending on pharmaceutical development and related services, which we believe have been primarily due to the lack or decreased availability of capital for specialty and emerging pharmaceutical companies and the consolidation within the pharmaceutical industry, which resulted in the postponement of certain projects. Any reduction in customer and potential customer spending on pharmaceutical development and related services may have a material adverse effect on our business, results of operations and financial condition.

Furthermore, demand for our CMO segment is driven, in part, by products we bring to market for our PDS customers. Due to the long lead times associated with obtaining regulatory approvals for many of these products, particularly dosage forms, and the competitive advantage that can come from gaining early approval, it is important that we maintain a sufficiently large portfolio of pharmaceutical products and such products are brought to market on a timely basis. If we experience a reduction in research and development by our customers, the decrease in activity in our PDS segment could also negatively affect activity levels in our CMO business. Any decline in demand for our services may have a material adverse effect on our business, results of operations and financial condition.

The consumers of the products we manufacture for our customers may significantly influence our business, results of operations and financial condition.

We are dependent on demand for the products we manufacture for our customers and have no control or influence over the market demand for our customers’ products. Demand for our customers’ products can be adversely affected by, among other things, delays in health regulatory approval, the loss of patent and other intellectual property right protection, the emergence of competing products, including generic drugs, the degree to which private and government drug plans subsidize payment for a particular product and changes in the marketing strategies for such products.

If the products we manufacture for our customers do not gain market acceptance, our revenues and profitability will be adversely affected. The degree of market acceptance of our customers’ products will depend on a number of factors, including:

•	the ability of our customers to publicly establish and demonstrate the efficacy and safety of such products, including compared to competing products;

•	the costs to potential consumers of using such products; and

•	marketing and distribution support for such products.

If production volumes of key products that we manufacture for our customers and related revenues are not maintained, it may have a material adverse effect on our business, results of operations and financial condition. Additionally, any changes in product mix due to market acceptance of our customers’ products may adversely affect our margins.

Our services and offerings are highly complex, and if we are unable to provide quality and timely offerings to our customers, our business could suffer.

The services we offer are highly exacting and complex, due in part to strict regulatory requirements. A failure of our quality control systems in our business units and facilities could cause problems to arise in connection with facility operations or during preparation or provision of products, in both cases, for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials or environmental factors. Such problems could affect production of a particular batch or series of batches, requiring the destruction of products, or could halt facility production altogether. In addition, our failure to meet required quality standards may result in our failure to timely deliver products to our customers, which in turn could damage our reputation for quality and service. Any such incident could, among other things, lead to increased costs, lost revenue, reimbursement to customers for lost APIs, damage to and possibly termination of existing customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, we may be subject to regulatory actions, including product recalls, product seizures, injunctions to halt manufacture and distribution, restrictions on our operations, civil sanctions, including monetary sanctions, and criminal actions. In addition, such issues could subject us to litigation, the cost of which could be significant.

Our PDS projects are typically for a shorter term than our CMO projects, and any failure by us to maintain a high volume of PDS projects, including due to lower than expected success rates of the products for which we provide services, could adversely affect our business, results of operations and financial condition.

Unlike our CMO segment, where our contracts are typically multi-year in duration, our PDS segment contracts are generally shorter in term and typically require us to provide development services within a designated scope. Since our PDS business focuses on products that are still in the developmental stages, the viability of many of our PDS projects is not certain. As a result, many of these projects fail to progress to the subsequent development phase. Even if a customer wishes to proceed with a project, the product we are developing on its behalf may fail to receive necessary regulatory approval, or other factors, such as the development of a competing product, may hinder the development of the product.

If we are unable to continue to obtain new projects from existing and new customers, our PDS segment could be adversely affected. Furthermore, although our PDS business acts as a pipeline for our CMO segment, we cannot predict the turnover rate of our PDS projects or how successful we will be in winning new projects that lead to a viable product. As such, an increase in the turnover rate of our PDS projects may negatively affect our CMO segment at a later time. In addition, the discontinuation of a project as a result of our failure to satisfy a customer’s requirements may also affect our ability to obtain future projects from the customer involved or from new customers.

Continued volatility and disruption to the global capital and credit markets and the global economy have adversely affected, and may continue to adversely affect, our business and results of operations and have adversely affected, and may continue to adversely affect, our customers and suppliers.

Recently, the global capital and credit markets and the global economy have experienced a period of significant uncertainty, characterized by the bankruptcy, failure, collapse or sale of various financial institutions and a considerable level of intervention from governments around the world. These conditions have adversely affected the demand for our products and services, which has negatively affected our business and results of operations. In addition, interest rate fluctuations, financial market volatility or credit market disruptions may limit our access to capital, and may also negatively affect our customers’ and our suppliers’ ability to obtain credit to finance their businesses on acceptable terms or at all. As a result, customers’ need for and ability to purchase our products or services may decrease. For example, certain of our customers have decreased their research and development spending due to their lack of access to capital. In addition, lack of access to capital may cause our suppliers to increase their prices, reduce their output or change their terms of sale. If our customers’ or suppliers’ operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms. Any inability of our customers to pay us for our products and services or any demands by suppliers for different payment terms may adversely affect our earnings and cash flow.

As the contraction of the global capital and credit markets has spread throughout the broader economy, the United States and other major markets around the world have experienced very weak or negative economic growth. These recessionary conditions have impacted, and will continue to impact, consumer demand for the products we manufacture for our customers.

Our operations outside the United States and Canada are subject to a number of economic, political and regulatory risks.

We are an international company incorporated and listed in Canada with facilities and offices in seven countries. In fiscal 2010, we provided services to customers in approximately 60 countries, and nearly half of our revenues were attributable to customers outside the United States and Canada. Our operations outside the United States and Canada could be substantially affected by foreign economic, political and regulatory risks. These risks include:

•	the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

•	fluctuations in currency exchange rates;

•	customers in some foreign countries potentially having longer payment cycles;

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changes in local tax laws, tax rates in some countries that may exceed those of Canada or the United States and lower earnings due to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	seasonal reductions in business activity;

•	the credit risk of local customers and distributors;

•	general economic and political conditions;

•	unexpected changes in legal, regulatory or tax requirements;

•	relationships with labor unions and works councils;

•	the difficulties associated with managing a large global organization;

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the risk that certain governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities, including nationalization of private enterprise;

•	non-compliance with applicable currency exchange control regulations, transfer pricing regulations or other similar regulations; and

•	violations of the Foreign Corrupt Practices Act by acts of agents and other intermediaries whom we have limited or no ability to control.

If any of these economic or political risks materialize and we have failed to anticipate and effectively manage them, we may experience adverse effects on our business and results of operations. Additionally, if we do not remain in compliance with current regulatory requirements or fail to comply with future regulatory requirements, then such non-compliance may subject us to liability and have a material adverse effect on our business and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and financial performance.

Our most significant transaction exposures arise in our Canadian operations. Prior to the refinancing in the second quarter of fiscal 2010, the balance sheet of our Canadian division included U.S. dollar denominated debt which was designated as a hedge against our investments in subsidiaries in the United States and Puerto Rico. The foreign exchange gains and losses related to the effective portion of this hedge were recorded in other comprehensive income. In the third quarter of fiscal 2010, we changed the functional currency of our corporate division in Canada to U.S. dollars, thereby eliminating the need to designate this U.S. dollar denominated debt as a hedge. In addition, approximately 80% of the revenues of the Canadian operations and approximately 15% of its operating expenses are transacted in U.S. dollars. As a result, we may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on our current U.S. denominated net inflows, as of January 31, 2011, fluctuations of +/-10% would, everything else being equal, have an annual effect on loss from continuing operations before taxes of approximately +/- $10.8 million, prior to hedging activities.

The objective of our foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of our earnings. To mitigate exchange-rate risk, we utilize foreign exchange forward contracts and collars in certain circumstances to lock in exchange rates with the objective that the gain or loss on the forward contracts and collars will approximately offset the loss or gain that results from the transaction or transactions being hedged. As of January 31, 2011, we had entered into foreign exchange forward contracts and collars to cover approximately 75% of our Canadian-U.S. dollar cash flow exposures for fiscal 2011.

Translation gains and losses related to certain foreign currency denominated intercompany loans are included as part of the net investment in certain foreign subsidiaries and are included in accumulated other comprehensive income in shareholders’ equity. We do not currently hedge translation exposures.

While we attempt to mitigate our foreign exchange risk by engaging in foreign currency hedging activities using derivative financial instruments, we may not be successful. We may not be able to engage in hedging transactions in the future, and if we do, we may not be able to eliminate foreign currency risk, and foreign currency fluctuations may have a material adverse effect on our results of operations and financial performance.

Because a significant portion of our revenues comes from a limited number of customers, any decrease in sales to these customers could harm our business, results of operations and financial condition.

In fiscal 2010, our top 20 customers in our CMO segment accounted for approximately 80% of our CMO revenues. This customer concentration increases credit risk and other risks associated with particular customers and particular products, including risks related to market demand for customer products and regulatory and other operating risks. Disruptions in the production of major products could damage our customer relationships and adversely impact our results of operations in the future. Revenues from customers that have accounted for significant sales in the past, either individually or as a group, may not reach or exceed historical levels in any future period. The loss or a significant reduction of business from any of our major customers may have a material adverse effect on our business, results of operations and financial condition.

We operate in highly competitive markets and competition may adversely affect our business.

We operate in a market that is highly competitive. We compete to provide CMO and PDS to pharmaceutical companies around the world.

Our competition in the CMO market includes full-service pharmaceutical outsourcing companies; contract manufacturers focusing on a limited number of dosage forms; contract manufacturers providing multiple dosage forms; and large pharmaceutical companies offering third-party manufacturing services to fill their excess capacity. In addition, in Europe, there are a large number of privately owned, dedicated outsourcing companies that serve only their local or national markets. Also, large pharmaceutical companies have been seeking to divest portions of their manufacturing capacity, and any such divested businesses may compete with us in the future. We compete primarily on the basis of the security of supply (quality, regulatory compliance and financial stability), service (on-time delivery and manufacturing flexibility) and cost-effective manufacturing (prices and a commitment to continuous improvement).

Our competition in the PDS market includes a large number of laboratories that offer only a limited range of developmental services, generally at a small scale; providers focused on specific technologies and/or dosage forms; and a few fully integrated companies that can provide the full complement of services necessary to develop, scale-up and manufacture a wide range of dosage forms. We also compete in the PDS market with major pharmaceutical and chemical companies, specialized contract research organizations, research and development firms, universities and other research institutions. We may also compete with the internal operations of pharmaceutical companies that choose to source PDS services internally. We compete primarily on the basis of scientific expertise, knowledge and experience in dosage form development, availability of a broad range of equipment, on-time delivery of clinical materials, compliance with cGMPs, regulatory compliance, cost effective services and financial stability.

Some of our competitors may have substantially greater financial, marketing, technical or other resources than we do. Additional competition may emerge and may, among other things, result in a decrease in the fees paid for our services, which would affect our results of operations and financial condition.

One of the many factors affecting competition is the current excess capacity within the pharmaceutical industry of facilities capable of manufacturing drugs in solid and semi-solid dosage forms. Thus, customers currently have a wide range of supply alternatives for these dosage forms. Another factor causing increased competition is that a number of companies in Asia, particularly India, that have been entering the CMO and PDS sectors over the past few years, have begun obtaining approval from the FDA for certain of their plants and have acquired additional plants in Europe and North America. One or more of these companies may become a significant competitor to us. Competition may mean lower prices and reduced demand for CMO and PDS, which could have an adverse effect on our business, results of operations and financial condition.

We may not be able to successfully offer new services.

In order to successfully compete, we will need to offer and develop new services. The related development costs may require a substantial investment, and we may not have the financial resources to fund such initiatives.

In addition, the success of enhanced or new services will depend on several factors, including our ability to:

•	properly anticipate and satisfy customer needs, including increasing demand for lower cost services;

•	enhance, innovate, develop and manufacture new offerings in an economical and timely manner;

•	differentiate our offerings from competitors’ offerings;

•	meet quality requirements and other regulatory requirements of government agencies;

•	obtain valid and enforceable intellectual property rights; and

•	avoid infringing the proprietary rights of third parties.

Even if we were to succeed in creating enhanced or new services, those services may not produce revenues in excess of the costs of development and capital investment and may be quickly rendered obsolete by changing customer preferences or by technologies or features offered by our competitors. In addition, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the need for regulatory clearance and uncertainty over third-party reimbursement.

We rely on our customers to supply many of the necessary ingredients for our products, and for other ingredients, we rely on other third parties. Our inability to obtain the necessary materials or ingredients for the products we manufacture on behalf of our customers may adversely impact our business, results of operations and financial condition.

Our operations require various APIs, components, compounds and raw materials supplied primarily by third parties, including our customers. Our customers specify the components, raw materials and packaging materials required for their products and, in some cases, specify the suppliers from which we must purchase these inputs. In most cases, the customers supply the APIs to us at no cost pursuant to our standard services agreements.

We generally source our components, compounds and raw materials locally, and most of the materials required by us for our CMO business are readily available from multiple sources.

In some cases, we manage the supply chain for our customers, including the sourcing of certain ingredients and packaging material from third-party suppliers. In certain instances, such ingredients or packaging material can only be supplied by a limited number of suppliers or in limited quantities. If our customers or third-party suppliers do not supply API or other raw materials on a timely basis, we may be unable to manufacture products for our customers. Although no one product or customer is material to our operations, a sustained disruption in the supply chain involving multiple customers or vendors at one time could have a material adverse effect on our results of operations.

Furthermore, customers or third-party suppliers may fail to provide us with raw materials and other components that meet the qualifications and standards required by us or our customers. If third-party suppliers are not able to provide us with products that meet our or our customers’ specifications on a timely basis, we may be unable to manufacture products, or products may be available only at a higher cost or after a long delay, which could prevent us from delivering products to our customers within required timeframes. Any such delay in delivering our products may create liability for us to our customers for breach of contract or cause us to experience order cancellations and loss of customers. In the event that we produce products with inferior quality components and raw materials, we may become subject to product liability or warranty claims caused by defective raw materials or components from a third-party supplier or from a customer, or our customer may be required to recall its products from the market.

It is also possible that any of our supplier relationships could be interrupted due to natural disasters, international supply disruptions caused by geopolitical issues or other events or could be terminated in the future. Any sustained interruption in our receipt of adequate supplies could have an adverse effect on our business and financial results. In addition, while we have supply chain processes intended to reduce volatility in component and material pricing, we may not be able to successfully manage price fluctuations. Price fluctuations or shortages may have an adverse effect on our results of operations and financial condition.

Technological change may cause our offerings to become obsolete over time. If customers decrease their purchases of our offerings, our business, results of operations and financial condition may be adversely affected.

The healthcare industry is characterized by rapid technological change. Demand for our services may change in ways that we may not anticipate because of evolving industry standards or as a result of evolving customer needs that are increasingly sophisticated and varied or because of the introduction by competitors of new services and technologies. Any such decreased demand may adversely affect our business, results of operations and financial condition.

We are dependent on key management, scientific and technical personnel.

We are dependent upon the continued support and involvement of our key management, scientific and technical personnel, the majority of whom have employment agreements with us that impose noncompetition and nonsolicitation restrictions following cessation of employment. Because our ability to manage our business activities and, hence, our success depend in large part on the collective efforts of such personnel, our inability to continue to attract and retain such personnel could have a material adverse effect on our business.

Certain of our pension plans are underfunded, and additional cash contributions may be required, which may reduce the cash available for our business.

Certain of our employees in Canada, France and the United Kingdom are participants in defined benefit pension plans that we sponsor. As of October 31, 2010, the unfunded pension liability on our pension plans was approximately $27.6 million in the aggregate. The amount of future contributions to our defined benefit plans will depend upon asset returns and a number of other factors and, as a result, the amounts we will be required to contribute to such plans in the future may vary. Such cash contributions to the plans will reduce the cash available for our business.

In relation to our U.K. pension plan, the trustees are authorized to accelerate the required payment of future contribution obligations if they have received actuarial advice that the plan is incapable of paying all the benefits that have or will become due for payment as they become due. If the trustees of our U.K. pension plan were to be so advised and took such a step, our U.K. subsidiary would be required to meet the full balance of the cost of securing the benefits provided by the plan through the purchase of annuities from an insurance company, to the extent that it was able to do so. The cost would be likely to exceed the amount of any deficit under the plan while the plan was ongoing.

We are, or may be, party to certain derivative financial instruments, and our results of operations may be negatively affected in the event of non-performance by the counterparties to such instruments.

From time to time, we enter into interest rate swaps and foreign exchange forward contracts and collars to limit our exposure to changes in variable interest rates and foreign exchange rates. When we enter into such swaps and contracts, we are exposed to credit-related losses, which could impact our results of operations and financial condition in the event of non-performance by the counterparties to such instruments. For more information about our foreign currency risks, please see “Item 2. Financial Information—Quantitative and Qualitative Disclosures About Market Risk.”

Any failure of our information systems could adversely affect our business and results of operations.

We rely on information systems in our business to obtain, rapidly process, analyze and manage data to:

•	facilitate the manufacture and distribution of thousands of inventory items to and from our facilities;

•	receive, process and ship orders on a timely basis;

•	manage the accurate billing of, and collections from, our customers;

•	manage the accurate accounting for, and payment to, our vendors; and

•	schedule and operate our global network of manufacturing and development facilities.

If these systems are interrupted, damaged by unforeseen events or fail for any extended period of time, including due to the actions of third parties, then we may not be able to effectively manage our business, and our results of operations could be adversely affected.

From time to time, we may seek to restructure our operations, which may require us to incur restructuring charges, and we may not be able to achieve the cost savings that we expect from any such restructuring efforts.

To improve our profitability, we recently restructured our Canadian manufacturing operations. We also are in the process of restructuring our Puerto Rican operations as part of our efforts to eliminate operating losses and develop a long-term plan for our business. As part of our restructuring efforts, we incurred $6.8 million of charges during fiscal 2010. We expect to adopt additional restructuring plans in order to improve our operational efficiency.

We may not be able to achieve the level of benefits that we expect to realize from these or any future restructuring activities, within expected timeframes, or at all. Furthermore, upon the closure of any facilities in connection with our restructuring efforts, we may not be able to divest such facilities at a fair price or in a timely manner. In addition, as part of any plant closures and the transfer of production to another facility, we are required to obtain the consents of our customers and the relevant regulatory agencies, which we may not be able to obtain. Changes in the amount, timing and character of charges related to our current and future restructurings and the failure to complete or a substantial delay in completing our current and any future restructuring plan could have a material adverse effect on our business.

We may in the future engage in acquisitions and joint ventures and may divest non-strategic businesses or assets. We may not be able to complete such transactions, and such transactions, if executed, pose significant risks.

Our future success may depend on our ability to acquire other businesses or technologies or enter into joint ventures that could complement, enhance or expand our current business or offerings and services or that might otherwise offer us growth opportunities. We may face competition from other companies in pursuing acquisitions and joint ventures. Our ability to enter into such transactions may also be limited by applicable antitrust laws and other regulations in the United States, Canada and foreign jurisdictions in which we do business. We may not be able to complete such transactions for reasons including, but not limited to, a failure to secure financing. Any transactions that we are able to identify and complete may involve a number of risks, including:

•	the diversion of management’s attention to negotiate the transaction and then integrate the acquired businesses or joint ventures;

•	the possible adverse effects on our operating results during the negotiation and integration process;

•	significant costs, charges or writedowns;

•	the potential loss of customers or employees of the acquired business; and

•	our potential inability to achieve our intended objectives for the transaction.

In addition, we may be unable to maintain uniform standards, controls, procedures and policies with respect to the acquired business, and this may lead to operational inefficiencies. To the extent that we are successful in making acquisitions, we may have to expend substantial amounts of cash, incur debt and assume loss-making divisions.

We may also seek to sell some of our assets in connection with the divestiture of a non-strategic business or as part of internal restructuring efforts. To the extent that we are not successful in completing such divestitures or restructuring efforts, we may have to expend substantial amounts of cash, incur debt and continue to absorb loss-making or under-performing divisions. Any divestitures that we are unable to complete may involve a number of risks, including diversion of management’s attention, a negative impact on our customer relationships, costs associated with retaining the targeted divestiture, closing and disposing of the impacted business or transferring business to other facilities. Furthermore, our ability to initiate and complete such transactions may be hindered by our Investor Agreement (the “Investor Agreement”) with JLL Patheon Holdings, LLC (“JLL Patheon Holdings”), an affiliate of JLL Partners. For example, under the terms of the Investor Agreement, we need majority independent director approval to engage in certain types of transactions. See “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL—Investor Agreement.”

JLL has significant influence over our business and affairs, and its interests may differ from ours and those of our other shareholders.

On July 29, 2009, JLL Patheon Holdings converted its 150,000 convertible Class I, Preferred Shares, Series C (“Series C Preferred Shares”) into a total of 38,018,538 shares of our restricted voting shares, in accordance with the terms of the Series C Preferred Shares. As of March 31, 2011, JLL Patheon Holdings and its affiliates (together, “JLL”) owned an aggregate of 72,077,781 restricted voting shares, representing approximately 56% of our total restricted voting shares outstanding. JLL Patheon Holdings also owns an aggregate of 150,000 special voting Class I, Preferred Shares, Series D (“Series D Preferred Shares”), pursuant to which it is entitled to elect up to three of our directors based on the number of restricted voting shares that it holds. See “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL—Investor Agreement.”

In addition, in connection with the investment by JLL Patheon Holdings in our shares, on April 27, 2007, we entered into the Investor Agreement. See “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL—Investor Agreement.” Under the Investor Agreement, we currently are required to seek the approval of JLL Patheon Holdings before we undertake certain actions, including share issuances, the payment of dividends, share repurchases, any merger, consolidation or sale of all or substantially all of our assets or a similar business combination transaction and the incurrence of certain indebtedness in excess of $20 million.

JLL exercises significant influence over us as a result of its majority shareholder position, voting rights, board appointment rights and its rights under the Investor Agreement. As a result, JLL has control over our decisions to enter into any corporate transaction and has the ability to prevent any transaction that requires shareholder approval. This concentration of ownership and JLL’s rights may prevent a change of control of us that might be considered to be in the interests of shareholders or other stakeholders. In addition, if we are unable to obtain requisite approvals from JLL, we may be prevented from executing critical elements of our business strategy.

Our stock price is volatile and could experience substantial declines.

The market price of our common stock has historically experienced, and might continue to experience, volatility. Our quarterly operating results or anticipated future results, changes in general conditions in the economy or the financial markets, both of which experienced uncertainty in the year ended October 31, 2009 (“fiscal 2009”) and fiscal 2010 due to the effects of the global financial crisis, and other developments affecting us or our competitors have caused and could continue to cause the market price of our common stock to fluctuate substantially. Some of these factors are beyond our control, such as changes in revenue and earnings estimates by analysts, market conditions within our industry, disclosures by product development partners and actions by regulatory authorities with respect to potential drug candidates and changes in pharmaceutical and biotechnology industries and the government sponsored clinical research sector. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. The stock market, and in particular the market for pharmaceutical and biotechnology company stocks, has also experienced significant decreases in value in the past. This volatility and valuation decline have affected the market prices of securities issued by many companies, often for reasons unrelated to their operating performance, and might adversely affect the price of our common stock.

Our shareholders might have difficulty enforcing civil liabilities found in U.S. court judgments against us, enforcing U.S. judgments in a Canadian court or bringing an original action in Canada to enforce liabilities based upon U.S. federal securities laws.

We are a corporation organized under the Canada Business Corporations Act, and some of our directors and officers reside principally outside of the United States. As a result, it may not be possible for our shareholders to enforce judgments obtained in U.S. courts against us or them within the United States because a substantial portion of our assets and the assets of these persons are located outside the United States. In addition, a Canadian court may not agree to recognize and enforce a judgment of a U.S. court. Accordingly, even if a shareholder obtains a favorable judgment in a U.S. court, he, she or it may be required to re-litigate the claim in other jurisdictions. In addition, it is possible that a Canadian court would not take jurisdiction over a matter involving a claim based on foreign laws, such as the federal securities laws of the United States.

Risks Relating to Regulatory and Legal Matters

Failure to comply with existing and future regulatory requirements could adversely affect our business, results of operations and financial condition.

Our industry is highly regulated. We are required to comply with the regulatory requirements of various local, state, provincial, national and international regulatory bodies having jurisdiction in the countries or localities in which we manufacture products or in which our customers’ products are distributed. In particular, we are subject to laws and regulations concerning research and development, testing, manufacturing processes, equipment and facilities, including compliance with cGMPs, labeling and distribution, import and export, and product registration and listing. As a result, most of our facilities are subject to regulation by the FDA, as well as regulatory bodies of other jurisdictions such as the EMEA and/or the NHSA, depending on the countries in which our customers market and sell the products we manufacture and/or package on their behalf. These regulatory requirements impact many aspects of our operations, including manufacturing, developing, labeling, packaging, storage, distribution, import and export and record keeping related to customers’ products. Noncompliance with any applicable regulatory requirements can result in government refusal to approve (i) facilities for testing or manufacturing products or (ii) products for commercialization. The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

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changes to the regulatory approval process, including new data requirements for product candidates in those jurisdictions, including the United States, in which we or our customers may be seeking approval;

•	that a product candidate may not be deemed to be safe or effective;

•	the ability of the regulatory agency to provide timely responses as a result of its resource constraints; and

•	that the manufacturing processes or facilities may not meet the applicable requirements.

Any delay in, or failure to receive, approval for any of our or our customers’ product candidates or the failure to maintain regulatory approval for our or our customers’ products could negatively impact our revenue growth and profitability.

In addition, if new legislation or regulations are enacted or existing legislation or regulations are amended or are interpreted or enforced differently, we may be required to obtain additional approvals, operate according to different manufacturing or operating standards or pay additional product or establishment user fees. This may require a change in our research and development and manufacturing techniques or additional capital investments in our facilities. Any related costs may be significant. If we fail to comply with applicable regulatory requirements in the future, then we may be subject to warning letters and/or civil or criminal penalties and fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, restrictions on the import and export of our products, debarment, exclusion, disgorgement of profits, operating restrictions and criminal prosecution and the loss of contracts, including government contracts, and resulting revenue losses. Inspections by regulatory authorities that identify any deficiencies could result in remedial actions, production stoppages or facility closure, which would disrupt the manufacturing process and supply of product to our customers. In addition, such failure to comply could expose us to contractual and product liability claims, including claims by customers for reimbursement for lost or damaged APIs or recall or other corrective actions, the cost of which could be significant.

Our pharmaceutical development and manufacturing projects generally involve products that must undergo pre-clinical and clinical evaluations relating to product safety and efficacy before they are approved as commercial therapeutic products. The regulatory authorities having jurisdiction in the countries in which our customers intend to market their products may delay or put on hold clinical trials or delay approval of a product or determine that the product is not approvable. The FDA or other regulatory agencies can delay approval of a drug if our manufacturing facility is not able to demonstrate compliance with cGMPs, pass other aspects of pre-approval inspections or properly scale up to produce commercial supplies. The FDA and comparable government authorities having jurisdiction in the countries in which our customers intend to market their products have the authority to withdraw product approval or suspend manufacture if there are significant problems with raw materials or supplies, quality control and assurance or the product we manufacture is adulterated or misbranded. If our pharmaceutical development projects and their related revenues are not maintained, it could materially adversely affect our results of operations and financial condition.

We are subject to regulatory requirements for controlled substances, which may adversely affect our business or subject us to liabilities if we fail to comply.

Some of our manufactured products are listed as controlled substances. Controlled substances are those products that present a risk of substance abuse. In the United States, these types of products are classified by the by the DEA as Schedule II, III, and IV substances under the Controlled Substances Act of 1970. The DEA classifies substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution, import and export and physician prescription procedures. For example, scheduled drugs are subject to distribution limits and a higher level of recordkeeping requirements. Furthermore, the total amount of controlled substances for manufacture or commercial distribution is limited by the DEA and allocated through quotas, and we or our customers’ quotas, if any, may not be sufficient to meet commercial demand or to economically produce the product.

Entities must be registered annually with the DEA to manufacture, distribute, dispense, import, export and conduct research using controlled substances. State controlled substance laws also require registration for similar activities. In addition, the DEA requires entities handling controlled substances to maintain records, file reports, follow specific labeling and packaging requirements and provide appropriate security measures to control against diversion of controlled substances. In addition, certain of the non-U.S. jurisdictions in which our customers market their products have similar restrictions with respect to controlled substances. If we fail to follow these requirements, we may be subject to significant civil and/or criminal penalties and possibly a revocation of a DEA registration.

Products containing controlled substances may generate significant public health and safety issues, and in such instances, federal or state authorities can withdraw or limit the marketing rights or regulatory approvals for these products. For some scheduled substances, the FDA may require us or our customers to develop product attributes or a risk evaluation and mitigation strategy to reduce the inappropriate use of the products, including the manner in which they are marketed and sold, so as to reduce the risk of diversion or abuse of the product. Developing such a program may be time-consuming and could delay approval of any product candidates. Such a program or delays of any approval from the FDA could adversely affect our business, results of operations and financial condition.

Decisions of the governmental agencies that regulate us and our customers may affect the demand for our products and significantly influence our business, results of operations and financial condition.

We are dependent on the ability of our customers to obtain regulatory approval and successfully market and obtain third-party coverage and reimbursement for their products and have no control or influence over the regulatory approval process. Delays in obtaining regulatory approval may have a material impact on our operations since our pharmaceutical development and manufacturing projects often involve products that must undergo safety and clinical evaluations before they are approved as commercial therapeutic products. In recent years, our revenues have been negatively impacted due to delays in the regulatory approval of certain of our customers’ products.

By way of example, on February 7, 2010, a unit of Johnson & Johnson (“J&J”) announced that it received a complete response letter from the FDA regarding an NDA for Ceftobiprole that requested additional information and recommended additional clinical studies before approval. The company originally submitted the application in May 2007, and Ceftobiprole has been approved in Canada and in Switzerland. On June 24, 2010, the Committee for Medicinal Products for Human Use (the “CHMP”), after re-examination, confirmed refusal of Janssen-Cilag International N.V.’s marketing authorization for Cerftobiprole. On September 9, 2010, Basilea Pharmaceutica Ltd. announced that Janssen-Cilag AG, a J&J company, will be discontinuing sale of Ceftobiprole (Zevtera™) for the treatment of complicated skin and soft tissue infections in Switzerland. Janssen-Cilag AG, the holder of the Marketing Authorization in Switzerland, has requested Swissmedic to withdraw the marketing authorization of Zevtera™ and discontinued sale of Zevtera™ as of September 17, 2010. This action was taken based on the unfavorable assessments of the marketing authorization applications for Ceftobiprole in the United States and the European Union. In the first quarter of fiscal 2011, we amended our manufacturing and supply agreement with J&J for Ceftobripole to terminate the agreement two and a half years earlier than was originally planned, which will negatively impact our future revenue streams from J&J for this product.

Since we develop and manufacture products that require regulatory approval, failure to gain all such regulatory approvals in a timely manner may adversely reduce our production levels, which would adversely affect our business, results of operations and financial condition. In the event that regulatory authorities fail to approve the products that we develop and/or manufacture, we may not receive payment from our customers under our contracts.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.

Our operations are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. We are also subject to laws and regulations governing the destruction and disposal of raw materials and non-compliant products, the handling of regulated material that is included in our offerings and the disposal of our offerings at the end of their useful life. These laws and regulations have increasingly become more stringent, and we may incur additional expenses to ensure compliance with existing or new requirements in the future. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of our operations. We also could incur monetary fines, civil or criminal sanctions, third-party claims or cleanup or other costs as a result of violations of or liabilities under such requirements. Although we maintain insurance coverage for environmental liabilities in the aggregate amount of $10 million, the costs of environmental remediation and other liabilities may exceed the amount of such coverage or may not be covered by such insurance. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes.

Our manufacturing facilities, in varying degrees, use, store and dispose of hazardous substances in connection with their processes. At some of our facilities, these substances are stored in underground storage tanks or used in refrigeration systems. Some of our facilities, including those in Puerto Rico, have been utilized over a period of years as manufacturing facilities, with operations that may have included on-site landfill or other waste disposal activities and have certain known or potential conditions that may require remediation in the future, and several of these have undergone remediation activities in the past by former owners or operators. Some of our facilities are located near third-party industrial sites and may be impacted by contamination migrating from such sites. A number of our facilities use groundwater from onsite wells for process and potable water, and if these onsite sources became contaminated or otherwise unavailable for future use, we could incur expenses for obtaining water from alternative sources. In addition, our operations have grown through acquisitions, and it is possible that facilities that we have acquired may expose us to environmental liabilities associated with historical site conditions that have not yet been discovered. Some environmental laws impose liability for contamination on current and former owners and operators of affected sites, regardless of fault. If remediation costs or potential claims for personal injury or property or natural resource damages resulting from contamination arise, they may be material and may not be recoverable under any contractual indemnity or otherwise from prior owners or operators or any insurance policy. Additionally, we may not be able to successfully enforce any such indemnity or insurance policy in the future. In the event that new or previously unknown contamination is discovered or new cleanup obligations are otherwise imposed at any of our currently or previously owned or operated facilities, we may be required to take additional, unplanned remedial measures and record charges for which no reserves have been recorded.

We are subject to product and other liability risks that could adversely affect our results of operations and financial condition.

We may be named as a defendant in product liability lawsuits, which may allege that products or services we have provided have resulted or could result in an unsafe condition or injury to consumers. We may also be exposed to other liability lawsuits, such as other tort, regulatory or intellectual property claims. Such lawsuits could be costly to defend and could result in reduced sales, significant liabilities and diversion of management’s time, attention and resources. Even claims without merit could subject us to adverse publicity and require us to incur significant legal fees.

Historically, we have sought to manage this risk through the combination of product liability insurance and contractual indemnities and liability limitations in our agreements with customers and vendors. We currently maintain insurance coverage for product and other liability claims in the aggregate amount of $75 million. If our existing liability insurance is inadequate or we are not able to maintain such insurance, there may be claims asserted against us that are not covered by such insurance. A partially or completely uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our results of operations and financial condition.

We and our customers depend on trademarks, patents, trade secrets, copyrights and other forms of intellectual property protections, but these protections may not be adequate.

We rely on a combination of trademark, patent, trade secret and other intellectual property laws in Canada, the United States and other foreign countries. We have applied in Canada, the United States and in certain countries for registration of a limited number of patents and trademarks, some of which have been registered or issued. Our applications may not be approved by the applicable governmental authorities, and third parties may seek to oppose or otherwise challenge our registrations or applications. We also rely on unregistered proprietary rights, including know-how and trade secrets related to our PDS and CMO services. Although we require our employees to enter into confidentiality agreements prohibiting them from disclosing our proprietary information or technology, these agreements may not provide meaningful protection for our trade secrets and proprietary know-how. Further, third parties who are not party to confidentiality agreements may obtain access to our trade secrets or know-how, and others may independently develop similar or equivalent trade secrets or know-how. If our proprietary information is divulged to third parties, including our competitors, or our intellectual property rights are otherwise misappropriated or infringed, our competitive position could be harmed.

If we are unable to protect the confidentiality of our customers’ proprietary information, we may be subject to claims.

Many of the formulations used by us in manufacturing or developing products to customer specifications are subject to trade secret protection, patents or other protections owned or licensed by the relevant customer. We take significant efforts to protect our customer’s proprietary and confidential information, including requiring our employees to enter into agreements protecting such information. If, however, any of our employees breaches the non-disclosure provisions in such agreements, or if our customers make claims that their proprietary information has been disclosed, then our business may be materially adversely impacted.

Our services and our customers’ products may infringe on or misappropriate the intellectual property rights of third parties.

While we believe that our services do not infringe upon in any material respect or misappropriate the proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions to the contrary, our services may be found to infringe on the proprietary rights of others. Any claims that our services infringe third parties’ rights, including claims arising from our contracts with our customers, regardless of their merit or resolution, could be costly and may divert the efforts and attention of our management and technical personnel. We may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could be required, among other things, to pay substantial damages, license such technology and/or cease the manufacture, use or sale of the infringing processes or offerings, any of which could adversely affect our business.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We are a multinational corporation with global operations. As such, we are subject to the tax laws and regulations of Canadian federal, provincial and local governments, the United States and many international jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our effective tax rate or tax payments. In addition, tax laws and regulations are extremely complex and subject to varying interpretations. If our tax positions are challenged by relevant tax authorities, we may not be successful in defending such a challenge and may experience an adverse impact on our results of operations and financial condition.

Changes in healthcare reimbursement in Canada, the United States or internationally could adversely affect customers’ demand for our services and our results of operations.

The healthcare industry has changed significantly over time, and we expect the industry to continue to evolve. Some of these changes, such as healthcare reform, adverse changes in government funding of healthcare products and services, legislation or regulations governing the privacy of patient information, or the delivery or pricing of pharmaceuticals and healthcare services or mandated benefits, may cause healthcare industry participants to reduce the amount of our services and products they purchase or the price they are willing to pay for our services and products. For example, the recent passage of healthcare reform legislation in the United States changes laws and regulations governing healthcare service providers and specifically includes certain cost containment measures that may adversely impact some or all of our customers and thus may have an adverse impact on our business. Changes in the healthcare industry’s pricing, selling, inventory, distribution or supply policies or practices could also significantly reduce our revenue and profitability. In particular, volatility in individual product demand may result from changes in public or private payer reimbursement or coverage.

Risks Relating to Our Debt

Our substantial level of indebtedness could adversely affect our financial health.

Our total interest-bearing debt as of January 31, 2011 was $276.3 million. As of January 31, 2011, we had approximately $87.9 million available for additional borrowings under the ABL and other lines of credit, taking into account our borrowing base limitations.

Our substantial financial leverage poses risks to us. Debt service requirements in future periods may be higher than in prior years as a result of a number of factors, including increased borrowing and increases in floating interest rates. In addition, we may incur substantial fees from time to time in connection with debt amendments or refinancing. If our cash flow is not sufficient to service our debt and adequately fund our business, we may be required to seek further additional financing or refinancing or dispose of assets. We may not be able to effect any of these alternatives on satisfactory terms or at all. In addition, our financial leverage could adversely affect our ability to raise additional capital to fund our operations, could impair our ability to respond to operational challenges, changing business and economic conditions and new business opportunities and may make us vulnerable in the event of a downturn in our business.

If we fail to satisfy our obligations under our indebtedness or fail to comply with the financial and other restrictive covenants contained in the agreements governing such indebtedness, such failure could result in an event of default in respect of any or all such indebtedness. An event of default under one or more of our debt instruments could result in all of our indebtedness becoming immediately due and payable and could permit the holders of our Notes and our other secured lenders to foreclose on our assets securing such indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal and interest on our Notes and our other indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness, including our Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The instruments governing our indebtedness restrict our ability to conduct asset sales and/or use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we receive may not be adequate to meet all debt service obligations then due. If we cannot meet our debt service obligations, the holders of our debt may accelerate our debt and, to the extent such debt is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our debt.

Our debt agreements contain restrictions that limit our flexibility in operating our business and our ability to raise additional funds.

The agreements that govern the terms of our debt contain, and the agreements that govern our future indebtedness may contain, covenants that restrict our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict distributions from restricted subsidiaries or restrict our ability to incur liens on certain of our assets;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens; and

•	merge, consolidate or sell substantially all of our assets.

A breach of the covenants or restrictions under our indebtedness could result in a default, which may allow our lenders and note holders to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders and note holders accelerate the repayment of our indebtedness, we may not have sufficient assets to repay such indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

•	limited in how we conduct our business and execute our business strategy;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

The amount of borrowings permitted under the ABL may fluctuate significantly, which may adversely affect our liquidity, results of operations and financial condition.

The amount of borrowings permitted at any time under the ABL is limited to a periodic borrowing base valuation of our and certain of our subsidiaries’ inventory and accounts receivable. As a result, our access to credit under the ABL is potentially subject to significant fluctuations depending on the value of the borrowing base eligible assets as of any measurement date and certain discretionary rights of the agent in respect of the calculation of such borrowing base value. The inability to borrow under, or the early termination of, the ABL may adversely affect our liquidity, results of operations and financial condition.

Despite our substantial level of indebtedness, we may still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the indenture governing our Notes restrict, but do not completely prohibit, us from doing so. In addition, the indenture governing our Notes allows us to issue additional senior secured notes and other indebtedness under certain circumstances and does not prevent us from incurring other liabilities that do not constitute indebtedness. If new debt or other liabilities are added to our current debt levels, then the related risks that we and our subsidiaries now face could intensify.

Item 2.	Financial Information.

Selected Financial Data

The selected financial data set forth below as of and for the years ended October 31, 2010, 2009, 2008, 2007 and 2006 were derived from our audited consolidated financial statements. The selected financial data as of and for the three months ended January 31, 2011 and January 31, 2010 were derived from our unaudited interim consolidated financial statements.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). See “—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Note 21—Additional Disclosures Required Under U.S. Generally Accepted Accounting Principles” to our audited consolidated financial statements beginning on page F-1 of this registration statement and “Note 13—Additional Disclosures Required Under U.S. Generally Accepted Accounting Principles” to our unaudited consolidated financial statements beginning on page F-56 of this registration statement for a detailed description of the differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) relating to our company. The following selected financial data should be read in conjunction with “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included beginning on page F-1 of this registration statement.

Canadian GAAP

The following table shows selected financial information for the periods indicated in accordance with Canadian GAAP:

	Years ended October 31,					Three months ended January 31,
	2006(1)	2007(2)	2008(3)	2009(4)	2010(5)	2010(6)	2011(7)
	(Dollar information in millions of U.S. dollars (“USD”), except per share information)
	$	$	$	$	$	$	$
Statement of (loss) income data:
Revenues	625.3	634.1	717.3	655.1	671.2	154.8	175.7
(Loss) income before discontinued operations	(247.7)	(36.5)	20.3	1.0	(3.3)	(10.7)	0.7
Adjusted EBITDA	63.1	80.5	82.6	74.0	91.7	9.3	29.5
Basic and diluted (loss) income per share from continuing operations	(2.67)	(0.39)	0.21	(0.10)	(0.03)	(0.08)	0.006
Weighted-average number of shares outstanding—basic and diluted (in thousands)	92,868	92,834	90,737	100,964	129,168	129,168	129,168

Balance sheet data (at period end):
Total assets	807.8	803.7	701.9	790.8	808.9	742.6	799.7
Long-term debt	61.9	203.6	200.5	221.1	274.8	220.2	274.9
Deferred revenues	23.4	26.0	22.5	41.7	45.9	50.8	45.7
Convertible preferred shares—debt component	—	139.9	—	—	—	—	—
Other long-term liabilities	24.3	22.1	16.4	21.5	22.9	20.2	21.2
Total shareholders’ equity	245.0	174.3	237.2	271.3	273.0	253.6	275.6

(1)	Loss before discontinued operations included a non-cash impairment charge of $216.0 million related to the Puerto Rico operations, $13.0 million in repositioning expenses and $8.0 million in costs associated with cancellation and prepayment of our North American credit facilities.

(2)	Loss before discontinued operations included a non-cash impairment charge of $48.6 million related to the Puerto Rico operations, $15.8 million in repositioning expenses, a $12.4 million non-cash foreign exchange gain on the revaluation of certain U.S. dollar denominated debt in Canada and $7.1 million in non-cash accreted interest on the Series C Preferred Shares. The 2007 liabilities reflected the debt component of JLL Patheon Holdings’ purchase of the 150,000 units of Series C Preferred Shares for the price of $150.0 million.
(3)	Income before discontinued operations included $19.9 million in repositioning expenses, a $6.4 million non-cash foreign exchange loss on the revaluation of certain U.S. dollar denominated debt in Canada, $13.5 million in non-cash accreted interest on the convertible Series C Preferred Shares and the $34.9 million non-cash gain on the deemed repayment of debt discussed below. The reduction in total liabilities from the fiscal year ended October 31, 2007 was primarily the result of the completion of the Redemption Waiver Agreement (as defined in “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL—Redemption Waiver Agreement”) in fiscal 2008, which resulted in the full carrying value of the Series C Preferred Shares being classified within shareholders’ equity on our balance sheet and the reclassification of $131.8 million of debt to equity. The entry into the Redemption Waiver Agreement resulted in a deemed repayment of the debt and equity components of the Series C Preferred Shares. As such, we recognized a non-cash gain of $34.9 million on the deemed repayment of the debt component.
(4)	Income before discontinued operations included $2.1 million in repositioning expenses and $8.0 million in costs associated with the Special Committee (as defined in “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Fiscal 2010 Compared to Fiscal 2009—Operating Income Summary”) and the JLL Offer (as defined in “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL—Transactions with JLL”).
(5)	Loss before discontinued operations included $6.8 million in repositioning expenses, $12.2 million in refinancing costs, $3.6 million in non-cash impairment charges, $7.2 million in non-cash reduction in costs for the utilization of prior years’ investment tax credits, a non-cash tax benefit of $13.8 from the release of the valuation reserve in our Canadian operations and $3.0 million in costs associated with the Special Committee and the JLL Offer. The long-term debt increased from fiscal 2009 due to the issuance of the Notes for an aggregate principal amount of $280.0 million, the proceeds from which were used to repay all of the outstanding indebtedness under our then-existing senior secured term loan and our $75.0 million ABL, to repay certain other indebtedness and to pay related fees and expenses. See “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Summary of Cash Flows—Cash Provided by Financing Activities”).
(6)	Loss before discontinued operations included $2.8 million in non-cash reduction in costs for the utilization of prior years’ investment tax credits and $3.0 million in costs associated with the Special Committee and the JLL Offer.
(7)	Revenues included a reservation fee and accelerated deferred revenue amortization totaling $32.9 million related to an early termination of a customer contract in the United Kingdom. Long-term debt increased from fiscal 2009 due to the issuance of the Notes discussed above.

References to “Adjusted EBITDA” are to income (loss) from continuing operations before repositioning expenses, interest expense, foreign exchange losses reclassified from other comprehensive income, refinancing expenses, gains and losses on sale of fixed assets, gain on extinguishment of debt, income taxes, asset impairment charge, depreciation and amortization and other non-cash expenses.

Since Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning, it may not be comparable to similar measures presented by other issuers. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) determined in accordance with Canadian GAAP as an indicator of performance. Adjusted EBITDA is used by management as an internal measure of profitability. We have included Adjusted EBITDA because we believe that this measure is used by certain investors to assess our financial performance before non-cash charges and certain costs that we do not believe are reflective of our underlying business.

A reconciliation of Adjusted EBITDA to (loss) income from continuing operations is set forth below:

	Years ended October 31,					Three months ended January 31,
	2006(1)	2007(2)	2008(3)	2009(4)	2010(5)	2010(6)	2011(7)
	(in millions of USD)
	$	$	$	$	$	$	$
Adjusted EBITDA:
Net (loss) income for the period	(288.7)	(96.3)	0.8	(6.8)	(5.0)	(11.1)	0.5
Loss from discontinued operations	(41.0)	(59.8)	(19.5)	(7.8)	(1.7)	(0.4)	(0.2)

(Loss) income from continuing operations	(247.7)	(36.5)	20.3	1.0	(3.3)	(10.7)	0.7
Add (deduct):
Provision for income taxes	11.3	19.7	1.5	12.5	(3.0)	—	6.6
Gain on extinguishment of debt	—	—	(34.9)	—	—	—	—
Gain on sale of fixed assets	—	—	(0.7)	—	0.2	—	—
Foreign exchange loss on foreign operations	—	0.8	—	—	—	—	—
Refinancing expenses	1.6	13.5	—	—	12.2	—	—
Interest expense, net	20.6	29.1	30.7	15.4	19.5	3.6	6.3
Repositioning expenses	12.4	14.5	19.9	2.1	6.8	2.4	0.9
Depreciation and amortization	41.7	39.4	45.3	42.6	55.8	13.1	14.9
Asset impairment charge	216.0	—	0.4	—	3.6	1.3	—
Amortization of deferred financing costs	0.9	—	—	—	—	—	—
Write-off of deferred financing costs	6.3	—	—	—	—	—	—
Other	—	—	0.1	0.4	(0.1)	(0.4)	0.1

Adjusted EBITDA	63.1	80.5	82.6	74.0	91.7	9.3	29.5

U.S. GAAP

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The differences between Canadian GAAP and U.S. GAAP that affect our financial statements are described in detail in “Note 21—Additional Disclosures Required Under U.S. Generally Accepted Accounting Principles” to our audited consolidated financial statements beginning on page F-1 of this registration statement and in “Note 13—Additional Disclosures Required Under U.S. Generally Accepted Accounting Principles” to our unaudited consolidated financial statements beginning on page F-56 of this registration statement.

Had we followed U.S. GAAP, certain selected financial information reported above, in accordance with Canadian GAAP, would have been reported as follows:

	Years ended October 31,					Three months ended January 31,
	2006	2007	2008	2009	2010	2010	2011
	(Dollar information in millions of USD, except per share information)
	$	$	$	$	$	$	$
Statement of (loss) income data:
Revenues	625.3	634.1	717.3	655.1	671.2	154.8	175.7
(Loss) income before discontinued operations	(247.5)	(41.5)	4.9	1.1	(2.9)	(1.7)	3.7
Adjusted EBITDA	59.8	66.4	89.6	74.0	80.9	6.5	28.7
Basic (loss) income per share from continuing operations	(2.67)	(0.52)	0.09	(0.10)	(0.02)	(0.01)	0.03
Diluted income per share from continuing operations	—	—	0.01	—	—	—	—
Weighted-average number of shares outstanding during period—basic (in thousands)	92,868	92,834	90,737	100,964	129,168	129,168	129,168
Weighted-average number of shares outstanding during period—diluted (in thousands)	—	—	123,634	—	—	—	—

Balance sheet data (at period end):
Total assets	806.0	805.8	703.5	794.2	815.3	752.8	808.5
Long-term debt	61.9	207.5	203.2	223.5	281.1	222.4	281.0
Deferred revenues	23.4	26.0	22.5	41.7	45.9	50.8	45.7
Other long-term liabilities	24.3	28.4	30.6	49.5	47.2	48.2	45.5
Convertible preferred shares—temporary equity	—	155.2	—	—	—	—	—
Total shareholders’ equity	243.8	167.4	222.2	244.6	249.1	236.0	254.7

A reconciliation of Adjusted EBITDA to (loss) income from continuing operations is set forth below:

	Years ended October 31,					Three months ended January 31,
	2006	2007	2008	2009	2010	2010	2011
	(in millions of USD)
	$	$	$	$	$	$	$
Adjusted EBITDA:
Net (loss) income for the period	(288.5)	(101.3)	(14.6)	(6.7)	(4.6)	(2.1)	3.5
Loss from discontinued operations	(41.0)	(59.8)	(19.5)	(7.8)	(1.7)	(0.4)	(0.2)

(Loss) income from continuing operations	(247.5)	(41.5)	4.9	1.1	(2.9)	(1.7)	3.7

Add (deduct):
Provision for (benefit from) income taxes	8.1	18.0	2.2	12.6	(13.8)	(11.8)	2.7
Gain on extinguishment of debt	—	—	—	—	—	—	—
(Gain) loss on sale of fixed assets	—	—	(0.7)	—	0.2	—	—
Foreign exchange loss on foreign operations	—	0.8	—	—	—	—	—
Refinancing expenses	1.6	13.5	—	—	12.2	—	—
Interest expense, net	20.6	22.0	17.2	15.4	19.6	3.6	6.3
Repositioning expenses	12.4	14.5	19.9	2.1	6.8	2.4	0.9
Depreciation and amortization	41.4	39.1	45.0	42.4	55.6	13.1	14.9
Asset impairment charge	216.0	—	0.4	—	3.6	1.3	—
Amortization of deferred financing costs	0.9	—	—	—	—	—	—
Write-off of deferred financing costs	6.3	—	—	—	—	—	—
Other	—	—	0.1	0.4	(0.4)	(0.4)	0.2

Adjusted EBITDA	59.8	66.4	89.6	74.0	80.9	6.5	28.7

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is designed to provide a better understanding of our consolidated financial statements, including a brief discussion of our business and products, key factors that impact our performance and a summary of our operating results. You should read the following discussion and analysis of financial condition and results of operations together with our consolidated financial statements and the related notes beginning on page F-1 of this registration statement. Our consolidated financial statements and MD&A have been prepared in accordance with Canadian GAAP. The impact of significant differences between Canadian GAAP and U.S. GAAP on the financial statements is disclosed in “Note 21—Additional Disclosures Required Under U.S. Generally Accepted Accounting Principles” to our audited consolidated financial statements beginning on page F-1 of this registration statement and in “Note 13—Additional Disclosures Required Under U.S. Generally Accepted Accounting Principles” to our unaudited consolidated financial statements beginning on page F-56 of this registration statement. In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by the forward-looking statements due to important factors including, but not limited to, those set forth under “Item 1A. Risk Factors” of this registration statement.

Executive Overview

We are a leading provider of contract manufacturing and development services to the global pharmaceutical industry, offering a wide range of services from developing drug candidates at the pre-formulation stage through the launch, commercialization and production of approved drugs. We have established our position as a market leader by leveraging our scale, global reach, specialized capabilities, broad service offerings, scientific expertise and track record of product quality and regulatory compliance to provide cost-effective solutions to our customers. We have improved and continue to improve efficiency by consolidating existing facilities, engaging in cost containment and implementing a system of continuous improvement through a Lean 6 Sigma program called “Patheon Advantage.”

We have two reportable segments, CMO and PDS. Our CMO business manufactures prescription products in sterile dosage forms as well as solid, semi-solid and liquid conventional dosage forms, and we differentiate ourselves by offering specialized manufacturing capabilities relating to high potency, controlled substance and sustained release products. Our PDS business provides a broad range of development services, including finished dosage formulation across approximately 40 dosage forms, clinical trial packaging and associated analytical services. Additionally, our PDS business serves as a pipeline for future commercial manufacturing opportunities.

Recent Business Highlights

The following is a summary of key financial results and certain non-financial results achieved during fiscal 2010 and the first quarter of fiscal 2011:

•	On February 7, 2011, we appointed James C. Mullen as our Chief Executive Officer, or CEO, and a member of our Board.

•

In December 2010, we amended a manufacturing and supply agreement with a major customer, in which both parties agreed to a contract termination date in February 2011, approximately two and a half years earlier than was originally planned. The amendment reflected the customer’s decision not to proceed with a product following receipt of a Complete Response letter from the FDA. As part of the amendment, the customer agreed to pay us a reservation fee of €21.6 million, and as a result of the shortened contract life, we accelerated the related deferred revenue recognition and were relieved of the obligation to repay certain customer-funded capital related to the original manufacturing and supply agreement.

•

On November 30, 2010, Wesley P. Wheeler, our then President and Chief Executive Officer, left our company. We accrued approximately $1.4 million in the first quarter of fiscal 2011 for severance payments due to Mr. Wheeler under his employment agreement.

•

In June 2010, we signed an expanded contract manufacturing agreement with Merck & Co., Inc. (known as MSD outside of the United States and Canada). The expanded agreement solidifies our status as a key preferred supplier to Merck. Our projects and services will be delivered to Merck from eight of our global facilities.

•	In April 2010, we issued the Notes in a private placement for an aggregate principal amount of $280 million.

•

In March 2010, we entered into a long-term agreement with Orexigen Therapeutics for the commercial manufacturing of Contrave (a sustained release obesity drug) as well as the development of future formulations of Orexigen products.

•

In January 2010, we announced that we had signed two five-year manufacturing agreements with Sanofi-Aventis. These agreements relate to products manufactured in our Swindon, England and Bourgoin, France facilities.

•

In December 2009, we successfully released the first commercial shipments of SUMAVEL® DoseProTM (sumatriptan injection) to Zogenix, a specialty pharmaceutical company, in anticipation of its commercial product launch in the United States in January 2010. This product is a new, needle-free drug product/delivery system, and its successful production is the culmination of joint manufacturing process and equipment development between us and Zogenix.

Opportunities and Trends

Our target markets include the highly fragmented global market for the manufacture of finished dosage forms and for PDS. According to PharmSource, the CMO market is expected to grow up to 6.2% annually from 2011 to 2015. PharmSource also estimates that the outsourced PDS market was approximately $1.3 billion in 2010, with growth projections in the upcoming 2011 to 2015 period ranging from 7.4% to 10% annually. We are one of only a few industry participants that can provide a broad range of CMO and PDS services.

Pharmaceutical outsourcing service providers have faced challenges in recent years due to the uncertain economic environment. In the research and development area, emerging pharmaceutical companies have faced funding uncertainties due to limited access to capital, and many larger companies have decreased or delayed product development spending due to uncertainties surrounding industry consolidation and overall market weakness. As a result, decision-making related to the awarding of new outsourcing projects has slowed during recent years for similar reasons.

Puerto Rico Operations

We closed our Carolina facility in Puerto Rico effective January 31, 2009. In the second half of fiscal 2010, we received a letter of intent on the property which led management to complete another impairment analysis and completely write down the assets as the fair value less the cost to sell was nil. The results of the Carolina operations have been reported in discontinued operations in fiscal 2009, fiscal 2010 and the three months ended January 31, 2011.

In December 2009, we announced our plan to consolidate our Puerto Rico operations into our manufacturing site located in Manatí and ultimately close or sell our plant in Caguas. Our initial estimate on the Caguas facility was to complete the sale during fiscal 2011 for a purchase price of approximately $7.0 million. In conjunction with the purchase offer, we reassessed the carrying value of the facility, increased the previous impairment charge by $2.1 million to $3.6 million and reduced the time frame in which to accelerate depreciation. We also modified our restructuring program, which raised its anticipated costs from $7.0 million to approximately $9.0 million, of which $6.8 million was booked in fiscal 2010. The consolidation will also result in additional accelerated depreciation of Caguas assets of approximately $12.0 million by the end of the project. Because the business in our Caguas facility is being transferred within the existing site network, its results of operations are included in continuing operations in our consolidated financial statements.

As a result of additional time required to fully transition manufacturing operations from Caguas to Manatí, due to longer than expected customer regulatory time lines, the third party offer for the Caguas facility was rescinded in February 2011. We continue to market the Caguas facility for eventual sale, and now expect the transition to continue beyond the end of calendar year 2012. The repositioning costs associated with this project are estimated to be approximately $9.0 million, of which $7.7 million had been recorded through January 31, 2011. Because the business in the Caguas facility is being transferred within the existing site network, its results of operations are included in continuing operations.

Selected Financial Information

	Years ended October 31,			Three months ended January 31,
(in millions of USD, except per share information)	2010	2009	2008	2011	2010
	$	$	$	$	$
Revenues	671.2	655.1	717.3	175.7	154.8
Adjusted EBITDA	91.7	74.0	82.6	29.5	9.3
Net (loss) income attributable to restricted voting shareholders	(5.0)	(17.9)	(0.7)	0.5	(11.1)
Basic and diluted (loss) income per share	(0.04)	(0.18)	(0.01)	0.004	(0.09)
Total assets	808.9	790.8	701.9	799.7	742.6
Total long-term liabilities	346.6	311.2	265.6	350.1	309.1

For more information concerning significant variances in our results of operations and in our financial condition, see “—Results of Operations” and “—Liquidity and Capital Resources.”

Reconciliations of Adjusted EBITDA to income (loss) from continuing operations are included in “—Selected Financial Data,” “Note 16—Segmented Information” to our consolidated financial statements beginning on page F-1 of this registration statement and “Note 4—Segmented Information” to our unaudited consolidated financial statements beginning on page F-56 of this registration statement.

Results of Operations

The results of the Carolina operations have been segregated and reported as discontinued operations in fiscal 2010, 2009 and 2008 and the first quarters of fiscal 2011 and fiscal 2010, while the Niagara-Burlington operations have been segregated and reported as discontinued operations in fiscal 2008 only.

Fiscal 2010 Compared to Fiscal 2009

Consolidated Statements of Loss

	Years ended October 31
(in millions of USD, except per share information)	2010	2009	$	%
	$	$	Change	Change
Revenues	671.2	655.1	16.1	2.5
Cost of goods sold	526.2	511.2	15.0	2.9

Gross profit	145.0	143.9	1.1	0.8
Selling, general and administrative expenses	110.6	105.5	5.1	4.8
Repositioning expenses	6.8	2.1	4.7	223.8

Operating income	27.6	36.3	(8.7)	-24.0
Interest expense, net	19.5	15.4	4.1	26.6
Impairment charge	3.6	—	3.6	—
Foreign exchange (gain) loss	(1.5)	7.0	(8.5)	-121.4
Loss on sale of fixed assets	0.2	—	0.2	—
Refinancing Expenses	12.2	—	12.2	—
Other	(0.1)	0.4	(0.5)	-125.0

(Loss) income from continuing operations before income taxes	(6.3)	13.5	(19.8)	-146.7
Current	6.7	7.7	(1.0)	-13.0
Future	(9.7)	4.8	(14.5)	-302.1

(Benefit from) provision for income taxes	(3.0)	12.5	(15.5)	-124.0

(Loss) income before discontinued operations	(3.3)	1.0	(4.3)	-430.0
Loss from discontinued operations	(1.7)	(7.8)	(6.1)	-78.2

Net loss for the period	(5.0)	(6.8)	(1.8)	-26.5
Dividends on convertible preferred shares	—	11.1	(11.1)	-100.0

Net loss attributable to restricted voting shareholders	(5.0)	(17.9)	(12.9)	-72.1

Basic and diluted loss per share
From continuing operations	$(0.026)	$(0.100)
From discontinued operations	$(0.013)	$(0.077)

	$(0.039)	$(0.177)

Weighted-average number of shares outstanding during period—basic and diluted (in thousands)	129,168	100,964

Operating Income Summary

Revenues for fiscal 2010 increased $16.1 million, or 2.5%, to $671.2 million, from $655.1 million for fiscal 2009. Excluding currency fluctuations, revenues for fiscal 2010 would have increased by approximately 2.3%. CMO revenues for fiscal 2010 increased $15.3 million, or 2.9%, to $545.3 million, from $530.0 million for fiscal 2009. PDS revenues for fiscal 2010 also increased $0.8 million, or 0.6%, to $125.9 million, from $125.1 million for fiscal 2009.

Gross profit for fiscal 2010 increased $1.1 million, or 0.8%, to $145.0 million, from $143.9 million for fiscal 2009. The increase in gross profit was due to higher volume, partially offset by a decrease in gross profit margin to 21.6% for fiscal 2010 from 22.0% for fiscal 2009. The decrease in gross profit margin was due to unfavorable foreign exchange impact on cost of goods sold (-1.7%), higher depreciation (-1.3%) and higher lease expense (-0.3%), partially offset by the favorable impact of prior years’ Canadian research and development investment tax credits (+1.1%) and higher volume.

Selling, general and administrative expenses for fiscal 2010 increased $5.1 million, or 4.8%, to $110.6 million, from $105.5 million for fiscal 2009. The increase was primarily due to higher compensation expenses and stock option amortization ($6.9 million), unfavorable foreign exchange ($1.9 million) and higher depreciation ($2.6 million), partially offset by costs of a special committee of independent directors (the “Special Committee”) of $3.0 million for fiscal 2010 compared to $8.0 million for fiscal 2009. Fiscal 2009 also included $2.0 million of transitional expenses for the opening of our new U.S. headquarters.

Repositioning expenses for fiscal 2010 increased $4.7 million, or 223.8%, to $6.8 million, from $2.1 million for fiscal 2009. The increase was due to higher expenses in connection with the Caguas closure and consolidation in Puerto Rico in fiscal 2010 compared to expenses in connection with the ongoing shut down and transition of business out of our York Mills facility and manufacturing restructuring in Puerto Rico in fiscal 2009.

Operating income for fiscal 2010 decreased $8.7 million, or 24.0%, to $27.6 million (4.1% of revenues), from $36.3 million (5.5% of revenues) for fiscal 2009 as a result of the factors discussed above.

Interest Expense

Interest expense for fiscal 2010 increased $4.1 million, or 26.6%, to $19.5 million, from $15.4 million for fiscal 2009. The increase in interest expense primarily reflects the higher interest rates on the Notes versus the rates of our previous debt, as well as overall higher debt levels.

Impairment Charge

During fiscal 2010, we recorded an impairment charge of $3.6 million in connection with the consolidation of our Puerto Rico operations into our manufacturing site located in Manatí. This charge wrote down the carrying value of the Caguas facility’s long-lived assets to their anticipated fair value upon closure of the facility.

Foreign Exchange (Gains) Losses

Foreign exchange gain for fiscal 2010 was $1.5 million, compared to a loss of $7.0 million for fiscal 2009. The foreign exchange gain was primarily due to the overall strengthening of the Canadian dollar against the U.S. dollar during fiscal 2009 and favorable hedging contracts in the Canadian operations during fiscal 2010, which resulted in gains of $4.0 million for fiscal 2010 compared to losses of $9.2 million for fiscal 2009.

Refinancing Expenses

During fiscal 2010, we incurred expenses of $12.2 million in connection with our refinancing activities. These expenses include fees paid to advisors and other related costs.

(Loss) Income from Continuing Operations Before Income Taxes

We reported a loss from continuing operations before income taxes of $6.3 million for fiscal 2010, compared to income of $13.5 million for fiscal 2009. The $12.2 million of refinancing expenses during the second and third quarters of fiscal 2010, along with the other operating items discussed above, were the primary drivers of the year over year variance.

Income Taxes

Income taxes were a benefit of $3.0 million for fiscal 2010, compared to an income tax expense of $12.5 million for fiscal 2009. The benefit was primarily due to releasing the valuation allowance pertaining to future tax assets and recognition of the current net operating loss benefits in our Canadian operations. We have determined that this valuation allowance is no longer required based on our assessment of the future prospects of our Canadian operations.

(Loss) Income before Discontinued Operations and (Loss) Income Per Share from Continuing Operations

We recorded a loss before discontinued operations for fiscal 2010 of $3.3 million, compared to income before discontinued operations of $1.0 million for fiscal 2009. The loss per share before discontinued operations for fiscal 2010 was 2.6¢ compared to a loss per share of 10.0¢ for fiscal 2009, after taking into account the dividends of $11.1 million on the Series C Preferred Shares for fiscal 2009.

Loss and Loss Per Share from Discontinued Operations

Discontinued operations for fiscal 2010 and 2009 include the results of the Carolina, Puerto Rico operations. Financial details of the operating activities are disclosed in “Note 3—Discontinued Operations, Assets Held for Sale, and Plant Consolidations” of our consolidated financial statements beginning on page F-1 of this registration statement. The loss from discontinued operations for fiscal 2010 was $1.7 million, or 1.3¢ per share, compared to a loss of $7.8 million, or 7.7¢ per share, for fiscal 2009. On-going costs of discontinued operations relate to maintaining the Carolina building for sale.

Net Loss, Loss Attributable to Restricted Voting Shareholders and Loss Per Share

Net loss attributable to restricted voting shares for fiscal 2010 decreased $12.9 million, or 72.1%, to $5.0 million, or 3.9¢ per share, from $17.9 million, or 17.7¢ per share, for fiscal 2009. Fiscal 2009 results include dividends on the Series C Preferred Shares of $11.1 million. Dividends were recorded until July 28, 2009, the date when the preferred shares were converted to restricted voting shares by JLL Patheon Holdings. Because we reported a loss for fiscal 2010 and 2009, there is no impact of dilution.

Revenues and Adjusted EBITDA by Business Segment

	Years ended October 31,
(in millions of USD)	2010	2009	Change	Change
	$	$	$	%
Revenues
Commercial Manufacturing
North America	251.6	249.0	2.6	1.1
Europe	293.7	281.0	12.7	4.5

Total Commercial Manufacturing	545.3	530.0	15.3	2.9
Pharmaceutical Development Services	125.9	125.1	0.8	0.6

Total Revenues	671.2	655.1	16.1	2.5

Adjusted EBITDA
Commercial Manufacturing
North America	20.6	19.2	1.4	7.4
Europe	51.7	52.0	(0.3)	-0.6

Total Commercial Manufacturing	72.3	71.2	1.1	1.6
Pharmaceutical Development Services	46.8	32.7	14.1	43.1
Corporate Costs	(27.4)	(29.9)	2.5	-8.4

Total Adjusted EBITDA	91.7	74.0	17.7	24.0

Commercial Manufacturing

Total CMO revenues for fiscal 2010 increased $15.3 million, or 2.9%, to $545.3 million, from $530.0 million for fiscal 2009. Changes in foreign exchange rates between fiscal 2009 and 2010 did not have a material impact on fiscal 2010 CMO revenues as compared to fiscal 2009 CMO revenues.

North American CMO revenues for fiscal 2010 increased $2.6 million, or 1.1%, to $251.6 million, from $249.0 million for fiscal 2009. Had the Canadian dollar remained constant to the rates of fiscal 2009, North American CMO revenues for fiscal 2010 would have been approximately 0.2% higher than for fiscal 2009. The increase was primarily due to a favorable foreign exchange impact from Canada, higher revenues in Cincinnati as a result of accelerated deferred revenue recognition (+$7.2 million) and stronger performance in Puerto Rico (+$2.0 million), partially offset by lower revenues from the Canadian operations (-$9.0 million).

European CMO revenues for fiscal 2010 increased $12.7 million, or 4.5%, to $293.7 million, from $281.0 million for fiscal 2009. Had European currencies remained constant to the rates of fiscal 2009, European CMO revenues for fiscal 2010 would have been approximately 5.3% higher than for fiscal 2009. The increase was primarily due to higher revenues in the United Kingdom from increased take-or-pay and accelerated deferred revenue recognition, partially offset by the weakening of the Euro against the U.S. dollar.

Total CMO Adjusted EBITDA for fiscal 2010 increased $1.1 million, or 1.6%, to $72.3 million, from $71.2 million for fiscal 2009. This represents an Adjusted EBITDA margin (Adjusted EBITDA as a percentage of revenues) of 13.3% for fiscal 2010 compared to 13.4% for fiscal 2009. Had local currencies remained constant to fiscal 2009 rates, and after eliminating the impact of all foreign exchange gains and losses, CMO Adjusted EBITDA would have been approximately $3.5 million higher for fiscal 2010.

North American Adjusted EBITDA for fiscal 2010 increased $1.4 million, or 7.4%, to $20.6 million, from $19.2 million for fiscal 2009. The increase was primarily driven by higher revenue and favorable foreign exchange rates, inclusive of hedging (+$1.5 million), partially offset by unfavorable production mix and higher compensation costs. Included in the North American Adjusted EBITDA is a loss in the Puerto Rico operations of $11.9 million, up slightly from fiscal 2009. The continued weak Puerto Rico performance was due to the cost of operating two facilities, inventory provisions, high energy prices and various performance issues during the first half of fiscal 2010. We expect losses in Puerto Rico to be significantly reduced during fiscal 2011 due to improved operating performance and product mix, and the initial financial benefits of actions to integrate the Caguas site into Manatí during fiscal 2011. North American CMO had $6.8 million in repositioning expenses and $3.4 million in impairment charges relating to the Puerto Rican operations in fiscal 2010 that were not included in Adjusted EBITDA.

European Adjusted EBITDA for fiscal 2010 decreased $0.3 million, or 0.6%, to $51.7 million, from $52.0 million for fiscal 2009. Higher revenues for fiscal 2010 were more than offset by unfavorable transactional foreign exchange ($4.9 million), higher employee benefit related costs ($2.0 million), higher lease expense ($0.8 million) and higher supplies and maintenance ($0.8 million).

Pharmaceutical Development Services

Total PDS revenues for fiscal 2010 increased by $0.8 million, or 0.6%, to $125.9 million, from $125.1 million for fiscal 2009. Had the local currency rates remained constant to fiscal 2009, PDS revenues for fiscal 2010 would have decreased approximately 0.2% from fiscal 2009.

Total PDS Adjusted EBITDA for fiscal 2010 increased by $14.1 million, or 43.1%, to $46.8 million, from $32.7 million for fiscal 2009. Had local currencies remained constant to the rates of fiscal 2009 and after eliminating the impact of all foreign exchange gains and losses, PDS Adjusted EBITDA for fiscal 2010 would have been approximately $2.6 million lower. PDS Adjusted EBITDA for fiscal 2010 includes $7.2 million in prior years Canadian research and development investment tax credits that were recognized this year and benefits from a tightly controlled cost structure.

Corporate Costs

Corporate costs for fiscal 2010 decreased $2.5 million, or 8.4%, to $27.4 million, from $29.9 million for fiscal 2009. This decrease was primarily due to lower Special Committee costs and the non recurrence of $2.0 million of transitional expenses for the opening our U.S. headquarters in Research Triangle Park, North Carolina, partially offset by higher compensation expenses and stock option amortization. Fiscal 2010 included $3.0 million associated with the Special Committee costs compared to $8.0 million of Special Committee costs for fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Consolidated Statements of Loss

	Years ended October 31,
(in millions of USD, except per share information)	2009	2008	Change	Change
	$	$	$	%
Revenues	655.1	717.3	(62.2)	-8.7
Cost of goods sold	511.2	560.2	(49.0)	-8.7

Gross profit	143.9	157.1	(13.2)	-8.4
Selling, general and administrative expenses	105.5	121.3	(15.8)	-13.0
Repositioning expenses	2.1	19.9	(17.8)	-89.4

Operating income	36.3	15.9	20.4	128.3
Interest expense, net	15.4	30.8	(15.4)	-50.0
Impairment charge	—	0.4	(0.4)	-100.0
Foreign exchange loss (gain)	7.0	(1.5)	(8.5)	-566.6
Gain on extinguishment of debt	—	(34.9)	(34.9)	-100.0
Gain on sale of fixed assets	—	(0.7)	(0.7)	-100.0
Other	0.4	—	0.4	—

Income from continuing operations before income taxes	13.5	21.8	(8.3)	-38.1
Current	7.7	13.9	(6.2)	-44.6
Future	4.8	(12.4)	(17.2)	-138.7

Provision for income taxes	12.5	1.5	11.0	733.3

Income before discontinued operations	1.0	20.3	(19.3)	-95.1
Loss from discontinued operations	(7.8)	(19.5)	(11.7)	-60.0

Net (loss) income for the period	(6.8)	0.8	(7.6)	-950.0
Dividends on convertible preferred shares	11.1	1.5	9.6	640.0

Net loss attributable to restricted voting shareholders	(17.9)	(0.7)	17.2	2,457.1

Basic and diluted (loss) income per share
From continuing operations	$(0.100)	$0.207
From discontinued operations	$(0.077)	$(0.215)

	$(0.177)	$(0.008)

Weighted-average number of shares outstanding during period—basic and diluted (in thousands)	100,964	90,737

Operating Income Summary

Revenues for fiscal 2009 decreased $62.2 million, or 8.7%, to $655.1 million, from $717.3 million for fiscal 2008. Excluding the effect of currency fluctuations, revenues for fiscal 2009 would have decreased by approximately 3.2%. CMO revenues for fiscal 2009 decreased $47.8 million, or 8.3%, to $530 million, from $577.8 million for fiscal 2008. PDS revenues for fiscal 2009 decreased $14.4 million, or 10.3%, to $125.1 million, from $139.5 million for fiscal 2008.

Gross profit for fiscal 2009 decreased $13.2 million, or 8.4%, to $143.9 million, from $157.1 million for fiscal 2008. Gross profit margin increased to 22.0% for fiscal 2009, from 21.9% for fiscal 2008. The increase in gross profit margin resulted from a favorable currency exchange impact (+1.7%), improved cost structure (+0.4%) and lower inventory obsolescence charges (+0.2%), partially offset by unfavorable commercial product mix caused by a higher proportion of low margin products and lower PDS volumes on a relatively fixed overhead cost basis (-2.2%).

Selling, general and administrative expenses for fiscal 2009 decreased $15.8 million, or 13.0%, to $105.5 million, from $121.3 million for fiscal 2008. The decrease was attributable to favorable currency exchange rates ($8.3 million), lower bonus and equity based compensation ($4.4 million) and cost saving initiatives implemented in fiscal 2009. These expense reductions were partially offset by the Special Committee costs of $8.0 million and $2.0 million of transitional expenses for the opening of our U.S. headquarters in North Carolina, which included severance and relocation expenses. Fiscal 2008 was impacted by a voluntary severance program in Cincinnati ($3.3 million), costs related to recruiting and relocation for executive management ($3.6 million) and operational and strategic initiatives ($2.7 million).

Repositioning expenses for fiscal 2009 decreased $17.8 million, or 89.4%, to $2.1 million, from $19.9 million for fiscal 2008. The decrease was primarily driven by lower expenses incurred in connection with the ongoing shut down and transition of business out of the York Mills facility and manufacturing restructuring in Puerto Rico. The decrease was also attributable to expenses incurred during fiscal 2008 in connection with changes in senior and executive management, a workforce reduction initiative in Swindon, United Kingdom.

Operating income for fiscal 2009 increased $20.4 million, or 128.3%, to $36.3 million (5.5% of revenues), from $15.9 million (2.2% of revenues) for fiscal 2008. This change was due to the factors discussed above.

Interest Expense

Interest expense for fiscal 2009 decreased $15.4 million, or 50.0%, to $15.4 million, from $30.8 million for fiscal 2008. The decrease in interest expense primarily reflects the elimination of $13.5 million of accretive interest as a result of the completion of the Redemption Waiver Agreement (as defined in “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL—Redemption Waiver Agreement”) and lower interest rates that were partially offset by the impact of higher borrowings in fiscal 2009.

Foreign Exchange (Gains) Losses

Foreign exchange losses for fiscal 2009 were $7.0 million for fiscal 2009, compared to a foreign exchange gain of $1.5 million for fiscal 2008. The increased strength of the U.S. dollar led to $7.0 million in losses primarily related to cash flow hedges in fiscal 2009 compared to $7.9 million in gains from transactional foreign exchange for fiscal 2008. Fiscal 2008 also contained $6.4 million in losses associated with the revaluation of certain U.S. dollar denominated debt in Canada that was not hedged.

Gain on Extinguishment of Debt

In fiscal 2008, we recorded a non-cash gain of $34.9 million in connection with the Redemption Waiver Agreement (as defined in “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider

Participation—Arrangements with JLL—Redemption Waiver Agreement”) to eliminate the cash redemption requirement on the Series C Preferred Shares. The gain reflects the difference between the fair value of the deemed proceeds on settlement of the debt component of the Series C Preferred Shares and the carrying value thereof. See “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL—Redemption Waiver Agreement.”

Income from Continuing Operations Before Income Taxes

Income from continuing operations before income taxes for fiscal 2009 decreased $8.3 million, or 38.1%, to $13.5 million, from $21.8 million for fiscal 2008. This change was due to the factors discussed above.

Income Taxes

Income tax expense for fiscal 2009 increased $11.0 million, or 733.3%, to $12.5 million, from $1.5 million for fiscal 2008. This increase was due to tax expense in the United Kingdom versus a benefit for fiscal 2008 and a much lower tax benefit in the United States. The higher expense in the United Kingdom was a result of favorable operating results and an adjustment to future tax assets. The reduction in the tax benefit in the United States was driven by favorable operating results and the use of a future tax asset for fiscal 2009 which resulted in a significant refund. Our effective tax rate for fiscal 2009 was 87.3%, compared to 7.5% for fiscal 2008.

Income Before Discontinued Operations and (Loss) Income Per Share from Continuing Operations

Income from continuing operations for fiscal 2009 decreased $19.3 million, or 95.1%, to $1.0 million, from $20.3 million for fiscal 2008. The fiscal 2008 income included a $34.9 million gain on the extinguishment of debt. The loss per share from continuing operations, after taking into account the dividends on the Series C Preferred Shares, for fiscal 2009 was 10.0¢ compared to income of 20.7¢ for fiscal 2008. The fiscal 2008 gain on extinguishment of debt accounted for 39.0¢ per share of the income.

Loss and Loss Per Share from Discontinued Operations

Discontinued operations for fiscal 2009 and 2008 include the results of the Niagara-Burlington operations up to their divestiture date of January 31, 2008 and the Carolina operations. The comparable results for fiscal 2008 include both the Carolina and Niagara-Burlington operations. Financial details of the operating activities are disclosed in “Note 3—Discontinued Operations, Assets Held for Sale and Plant Consolidations” to our consolidated financial statements beginning on page F-1 of this registration statement. The loss from discontinued operations for fiscal 2009 was $7.8 million, or 7.7¢ per share, compared to a loss of $19.5 million, or 21.5¢ per share, for fiscal 2008. The loss for fiscal 2009 reflects $3.4 million in restructuring costs related to the shutdown of the Carolina facility, a $0.7 million impairment charge relating to the Carolina assets and other operating losses of the facility. Fiscal 2008 costs include a $0.6 million loss related to the final divestiture of the Niagara-Burlington operations and an impairment charge of $7.7 million relating to assets of the Carolina operations.

Net Loss, Loss Attributable to Restricted Voting Shareholders and Loss Per Share

Net loss attributable to restricted voting shareholders for fiscal 2009 increased $17.2 million, or 2457.1%, to $17.9 million, or 17.7¢ per share, from $0.7 million, or 0.8¢ per share, for fiscal 2008. Dividends on the Series C Preferred Shares were $11.1 million for fiscal 2009 and $1.5 million for fiscal 2008. Dividends were recorded until July 28, 2009, the date when these preferred shares were converted to restricted voting shares by JLL Patheon Holdings. Due to the anti-dilutive nature of the conversion of the Series C Preferred Shares for fiscal 2009 and fiscal 2008, the Series C Preferred Shares had no impact on the earnings per share calculation.

Revenues and Adjusted EBITDA by Business Segment

	Years ended October 31,
(in millions of USD)	2009	2008	Change	Change
	$	$	$	%
Revenues
Commercial Manufacturing
North America	249.0	278.6	(29.6)	-10.6
Europe	281.0	299.2	(18.2)	-6.1

Total Commercial Manufacturing	530.0	577.8	(47.8)	-8.3
Pharmaceutical Development Services	125.1	139.5	(14.4)	-10.3

Total Revenues	655.1	717.3	(62.2)	-8.7

Adjusted EBITDA
Commercial Manufacturing
North America	19.2	23.1	(3.9)	-16.9
Europe	52.0	54.4	(2.4)	-4.4

Total Commercial Manufacturing	71.2	77.5	(6.3)	-8.1
Pharmaceutical Development Services	32.7	42.1	(9.4)	-22.3
Corporate Costs	(29.9)	(37.0)	7.1	-19.2

Total Adjusted EBITDA	74.0	82.6	(8.6)	-10.4

Commercial Manufacturing

Total CMO revenues for fiscal 2009 decreased $47.8 million, or 8.3%, to $530.0 million, from $577.8 million for fiscal 2008. On a constant currency exchange basis with fiscal 2008, CMO revenues for fiscal 2009 would have been approximately 2.5% lower than for fiscal 2008.

North American CMO revenues for fiscal 2009 decreased $29.6 million, or 10.6%, to $249.0 million, from $278.6 million for fiscal 2008. On a constant currency exchange basis with fiscal 2008, North American CMO revenues for fiscal 2009 would have been approximately 9.5% lower than for fiscal 2008. This reduction was primarily due to reduction in demand for some products, fewer new product introductions and product repatriations by some customers, partially offset by increased demand for products we produced at our facilities in Puerto Rico.

European CMO revenues for fiscal 2009 decreased $18.2 million, or 6.1%, to $281.0 million, from $299.2 million for fiscal 2008. On a constant currency exchange basis with fiscal 2008, European revenues for fiscal 2009 would have been 4.0% higher than for fiscal 2008. Increased revenues in Ferentino and Swindon were primarily due to the strengthening of local currencies compared to the U.S. dollar.

Total CMO Adjusted EBITDA for fiscal 2009 decreased $6.3 million, or 8.2%, to $71.2 million, from $77.5 million for fiscal 2008. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of revenues) was 13.4% in both periods. On a constant currency exchange basis with fiscal 2008, and after eliminating the impact of all currency exchange gains and losses, total CMO Adjusted EBITDA would have been approximately $5.4 million higher for fiscal 2009. North American CMO had $2.1 million in repositioning expenses relating to the Canadian and Puerto Rican operations in fiscal 2009 that were not included in Adjusted EBITDA. In fiscal 2008, we had $14.0 million in repositioning costs that were not included in Adjusted EBITDA.

North American Adjusted EBITDA for fiscal 2009 decreased $3.9 million, or 17.0%, to $19.2 million, from $23.1 million for fiscal 2008. The decrease in North American Adjusted EBITDA was driven primarily by lower operating results in Canada. Although Puerto Rico reported significantly improved results compared to fiscal 2008, it generated a loss for the period due to operational issues. North American Adjusted EBITDA for fiscal 2008 included a charge of $3.3 million in connection with the early retirement program in Cincinnati.

European Adjusted EBITDA for fiscal 2009 decreased $2.4 million, or 4.4%, to $52.0 million, from $54.4 million for fiscal 2008. Strong performance in Ferentino and Swindon as a result of revenue mix and improved operating performance were more than offset by lower revenue performance in Bourgoin and unfavorable currency exchange impact.

Pharmaceutical Development Services

Total PDS revenues for fiscal 2009 decreased $14.4 million, or 10.3%, to $125.1 million, from $139.5 million for fiscal 2008. On a constant currency exchange basis, compared to fiscal 2008, PDS revenues for fiscal 2009 would have been approximately 6.2% lower than for fiscal 2008. This decline was primarily due to lower overall demand for development services due to general market conditions.

Total PDS Adjusted EBITDA for fiscal 2009 decreased $9.4 million, or 22.3%, to $32.7 million, from $42.1 million for fiscal 2008. Changes in local currency had a minimal impact on the PDS Adjusted EBITDA compared to fiscal 2008. The impact of relatively fixed costs in the PDS business on lower revenue more than offset the cost control initiatives implemented during the year.

Corporate Costs

Corporate costs for fiscal 2009 decreased $7.1 million, or 19.2%, to $29.9 million, from $37.0 million for fiscal 2008. This decrease was primarily attributable to favorable foreign exchange rates ($3.2 million); lower bonus and equity based compensation ($2.2 million); the non recurrence of fiscal 2008 costs related to recruiting, relocation and severance for executive management ($3.3 million); operational and strategic initiatives ($2.7 million); and $6.4 million in losses associated with the revaluation of certain un-hedged U.S. dollar denominated debt in Canada. These reductions were partially offset by the Special Committee costs of $8.0 million and $2.0 million of transitional expenses for the opening of our U.S. headquarters in North Carolina, which included severance and relocation expenses. In fiscal 2008, corporate costs benefited from a noncash gain of $34.9 million on the deemed repayment of the debt component of the Series C Preferred Shares and $5.3 million in repositioning costs that were not included in Adjusted EBITDA.

Three Months Ended January 31, 2011 Compared to Three Months Ended January 31, 2010

Consolidated Statements of Income (Loss) (unaudited)

	Three months ended January 31,
(in millions of USD, except per share information)	2011	2010	$	%
	$	$	Change	Change
Revenues	175.7	154.8	20.9	13.5
Cost of goods sold	132.7	130.2	2.5	1.9

Gross profit	43.0	24.6	18.4	74.8
Selling, general and administrative expenses	27.8	28.8	(1.0)	-3.5
Repositioning expenses	0.9	2.4	(1.5)	-62.5

Operating income (loss)	14.3	(6.6)	(20.9)	-316.7
Interest expense, net	6.3	3.6	2.7	75.0
Impairment charge	—	1.3	(1.3)	-100.0
Foreign exchange loss (gain)	0.6	(0.4)	(1.0)	-250.0
Other	0.1	(0.4)	(0.5)	-125.0

Income (loss) from continuing operations before income taxes	7.3	(10.7)	(18.0)	-168.2
Provision for income taxes	6.6	—	6.6	—

Income (loss) before discontinued operations	0.7	(10.7)	(11.4)	-106.5
Loss from discontinued operations	(0.2)	(0.4)	(0.2)	-50.0

Net Income (loss) attributable to restricted voting shareholders	0.5	(11.1)	(11.6)	-104.5

Basic and diluted loss per share
From continuing operations	$0.006	$(0.083)
From discontinued operations	$(0.002)	$(0.003)

	$0.004	$(0.086)

Weighted-average number of shares outstanding during period—basic and diluted (in thousands)	129,168	100,964

Operating Income Summary

Revenues for the three months ended January 31, 2011 increased $20.9 million, or 13.5%, to $175.7 million, from $154.8 million for the three months ended January 31, 2010. Excluding currency fluctuations, revenues for the three months ended January 31, 2011 would have increased by approximately 10.3%. CMO revenues for the three months ended January 31, 2011 increased $20.6 million, or 16.1%, to $148.7 million, from $128.1 million for the three months ended January 31, 2010. PDS revenues for the three months ended January 31, 2011 also increased $0.3 million, or 1.1%, to $27.0 million, from $26.7 million for the three months ended January 31, 2010.

Gross profit for the three months ended January 31, 2011 increased $18.4 million, or 74.8%, to $43.0 million, from $24.6 million for the three months ended January 31, 2010. The increase in gross profit was due to higher revenue and an increase in gross profit margin to 24.5% for the three months ended January 31, 2011 from 15.9% for the three months ended January 31, 2010. The increase in gross profit margin was primarily due to the reservation fee described above and higher deferred revenue amortization at our Swindon facility, partially offset by the non-recurrence of $2.8 million of prior years’ Canadian research and development investment tax credits recognized in first quarter of fiscal 2010 (-1.3%), higher inventory provisions (-0.9%), and higher depreciation (-0.4%), primarily due to the closure of the Caguas facility and the associated accelerated depreciation.

Selling, general and administrative expenses for the three months ended January 31, 2011 decreased $1.0 million, or 3.5%, to $27.8 million, from $28.8 million for the three months ended January 31, 2010. The decrease was primarily due to lower special committee costs of $3.0 million that were booked in the first quarter of fiscal 2010, partially offset by higher compensation expenses of $2.1 million of which the majority related to the severance and bonus payments due to our former President and CEO.

Repositioning expenses for the three months ended January 31, 2011 decreased $1.5 million, or 62.5%, to $0.9 million, from $2.4 million for the three months ended January 31, 2010. The decrease was due to lower expenses in connection with the Caguas closure and consolidation in Puerto Rico in the three months ended January 31, 2011 compared to the three months ended January 31, 2010 in which part of the initial project repositioning accruals were recorded.

Operating income for the three months ended January 31, 2011 increased $20.9 million, or 316.7%, to $14.3 million (8.1% of revenues), from operating losses of $6.6 million (-4.3% of revenues) for the three months ended January 31, 2010 as a result of the factors discussed above.

Interest Expense

Interest expense for the three months ended January 31, 2011 increased $2.7 million, or 75.0%, to $6.3 million, from $3.6 million for the three months ended January 31, 2010. The increase in interest expense primarily reflects the higher interest rates on the Notes versus the rates of our previous debt, as well as overall higher debt levels.

Impairment Charge

During the three months ended January 31, 2010, we recorded an impairment charge of $1.3 million in connection with the consolidation of our Puerto Rico operations into our manufacturing site located in Manatí. This charge wrote down the carrying value of the Caguas facility’s long-lived assets to their anticipated fair value upon closure of the facility.

Foreign Exchange Losses (Gains)

Foreign exchange loss for the three months ended January 31, 2011 was $0.6 million, compared to a gain of $0.4 million for the three months ended January 31, 2010. The foreign exchange loss was primarily due to the overall increased strengthening of the Canadian dollar against the U.S. dollar during the three months ended January 31, 2011 compared to the three months ended January 31, 2010, partially offset by favorable hedging contracts, including spot buys, in the Canadian operations during the three months ended January 31, 2011, which resulted in gains of $0.6 million for the three months ended January 31, 2011 compared to gains of $0.5 million for the three months ended January 31, 2010.

Income (Loss) from Continuing Operations Before Income Taxes

We reported income from continuing operations before income taxes of $7.3 million for the three months ended January 31, 2011, compared to a loss from continuing operations before income taxes of $10.7 million for the three months ended January 31, 2010. The operating items discussed above were the primary drivers of the year over year variance.

Income Taxes

Income taxes were an expense of $6.6 million for the three months ended January 31, 2011, compared to an income tax expense of nil for the three months ended January 31, 2010. The expense was primarily due to higher taxable income in the United Kingdom.

Income (Loss) before Discontinued Operations and Income (Loss) Per Share from Continuing Operations

We recorded income before discontinued operations for the three months ended January 31, 2011 of $0.7 million, compared to a loss before discontinued operations of $10.7 million for the three months ended

January 31, 2010. The income per share from continuing operations for the three months ended January 31, 2011 was 0.6¢ compared to a loss of 8.3¢ for the three months ended January 31, 2010.

Loss and Loss Per Share from Discontinued Operations

Discontinued operations for the three months ended January 31, 2011 and 2010 include the results of the Carolina, Puerto Rico operations. Financial details of the operating activities of the Carolina operations are disclosed in “Note 2—Discontinued Operations, Assets Held for Sale, and Plant Consolidations” to our unaudited consolidated financial statements beginning on page F-56 of this registration statement. The loss from discontinued operations for the three months ended January 31, 2011 was $0.2 million, or 0.2¢ per share, compared to a loss of $0.4 million, or 0.3¢ per share, for the three months ended January 31, 2010. On-going costs of discontinued operations relate to maintaining the Carolina building for sale.

Net Income (Loss) Attributable to Restricted Voting Shareholders and Income (Loss) Per Share

Net income attributable to restricted voting shares for the three months ended January 31, 2011 was $0.5 million, or 0.4¢ per share, compared to a loss of $11.1 million, or 8.6¢ per share, for the three months ended January 31, 2010.

The computation of net income (loss) per share did not include 7,446,024 and 4,031,644 outstanding options in the three months ended January 31, 2011 and 2010, respectively, because such options were anti-dilutive in nature.

Revenues and Adjusted EBITDA by Business Segment

	Three months ended January 31,
(in millions of USD)	2011	2010	Change	Change
	$	$	$	%
Revenues
Commercial Manufacturing
North America	61.6	56.5	5.1	9.0
Europe	87.1	71.6	15.5	21.6

Total Commercial Manufacturing	148.7	128.1	20.6	16.1
Pharmaceutical Development Services	27.0	26.7	0.3	1.1

Total Revenues	175.7	154.8	20.9	13.5

Adjusted EBITDA
Commercial Manufacturing
North America	1.5	0.5	1.0	200.0
Europe	34.0	8.6	25.4	295.3

Total Commercial Manufacturing	35.5	9.1	26.4	290.1
Pharmaceutical Development Services	3.5	7.4	(3.9)	-52.7
Corporate Costs	(9.5)	(7.2)	2.3	31.9

Total Adjusted EBITDA	29.5	9.3	20.2	217.2

Commercial Manufacturing

Total CMO revenues for the three months ended January 31, 2011 increased $20.6 million, or 16.1%, to $148.7 million, from $128.1 million for the three months ended January 31, 2010. Had local currency exchange rates remained constant to the rates of the three months ended January 31, 2010, CMO revenues for the three months ended January 31, 2011 would have been approximately 12.5% higher than for the three months ended January 31, 2010.

North American CMO revenues for the three months ended January 31, 2011 increased $5.1 million, or 9.0%, to $61.6 million, from $56.5 million for the three months ended January 31, 2010. Had Canadian dollar exchange rates remained constant to the rates of the three months ended January 31, 2010, North American CMO revenues for the three months ended January 31, 2011 would have been approximately 9.4% higher than for the three months ended January 31, 2010. The increase was primarily due to higher revenues across all sites.

European CMO revenues for the three months ended January 31, 2011 increased $15.5 million, or 21.6%, to $87.1 million, from $71.6 million for the three months ended January 31, 2010. Had European currency exchange rates remained constant to the rates of the three months ended January 31, 2010, European CMO revenues for the three months ended January 31, 2011 would have been approximately 15.2% higher than for the three months ended January 31, 2010. The increase was primarily due to the amendment of our manufacturing and supplies agreement with a significant customer in the United Kingdom and recognition of the related reservation fee of approximately $17.6 million and related accelerated deferred revenue of approximately $15.3 million. This was partially offset by lower revenue in other European sites because prior year revenues included launch volumes related to several new product introductions.

Total CMO Adjusted EBITDA for the three months ended January 31, 2011 increased $26.4 million, or 290.1%, to $35.5 million, from $9.1 million for the three months ended January 31, 2010. This represents an Adjusted EBITDA margin of 23.9% for the three months ended January 31, 2011 compared to 7.1% for the three months ended January 31, 2010. Had local currency exchange rates remained constant to the rates of the three months ended January 31, 2010 rates and after eliminating the impact of all foreign exchange gains and losses, CMO Adjusted EBITDA would have been approximately $2.5 million higher for the three months ended January 31, 2011.

North American Adjusted EBITDA for the three months ended January 31, 2011 increased $1.0 million, or 200.0%, to $1.5 million, from $0.5 million for the three months ended January 31, 2010. The increase was primarily driven by higher revenue and lower selling, general and administrative expenses stemming from lower compensation related costs partially offset by unfavorable inventory provisions. Included in the North American Adjusted EBITDA is a loss in the Puerto Rico operations of $2.7 million, down slightly from the three months ended January 31, 2010. The continued weak Puerto Rico performance was due to the cost of operating two facilities, inventory provisions and repairs and maintenance during the three months ended January 31, 2011. We expect losses in Puerto Rico to be reduced during fiscal 2011 due to the initial financial benefits of actions to integrate the Caguas site into Manatí during fiscal 2011. North American CMO had $0.9 million in repositioning expenses and nil in impairment charges relating to the Puerto Rican operations in the three months ended January 31, 2011 that were not included in Adjusted EBITDA.

European Adjusted EBITDA for the three months ended January 31, 2011 increased $25.4 million, or 295.3%, to $34.0 million, from $8.6 million for the three months ended January 31, 2010. This increase is primarily due to the recognition of the reservation fee related to the amended manufacturing and supply agreement in the United Kingdom and associated deferred revenue amortization, partially offset by top line weakness across other European sites.

Pharmaceutical Development Services

Total PDS revenues for the three months ended January 31, 2011 increased by $0.3 million, or 1.1%, to $27.0 million, from $26.7 million for the three months ended January 31, 2010. Had the local currency rates remained constant to the three months ended January 31, 2010, PDS revenues for the three months ended January 31, 2011 would have been flat to the three months ended January 31, 2010.

Total PDS Adjusted EBITDA for the three months ended January 31, 2011 decreased by $3.9 million, or 52.7%, to $3.5 million, from $7.4 million for the three months ended January 31, 2010. Had local currencies remained constant to the rates of the three months ended January 31, 2010 and after eliminating the impact of all foreign exchange gains and losses, PDS Adjusted EBITDA for the three months ended January 31, 2011 would have been approximately $0.6 million higher. PDS Adjusted EBITDA for the three months ended January 31,

2010 included $2.8 million of prior year Canadian research and development investment tax credits that were not recognized in the three months ended January 31, 2011. Additionally, compensation related costs, primarily bonus and salaries, were $1.5 million higher in the three months ended January 31, 2011 compared to the three months ended January 31, 2010.

Corporate Costs

Corporate costs for the three months ended January 31, 2011 increased $2.3 million, or 31.9%, to $9.5 million, from $7.2 million for the three months ended January 31, 2010. This increase was primarily due to the former CEO’s severance costs, net of stock option forfeitures ($1.1 million), higher bonus expenses ($1.0 million), higher consulting expenses ($1.2 million), higher stock option amortization due to new options granted in 2010 ($0.7 million), and higher foreign exchange losses as a result of strengthening of the Canadian dollar ($0.8 million), partially offset by the non-recurrence of special committee costs of $3.0 million in 2010.

Liquidity and Capital Resources

Overview

Our cash and cash equivalents totaled $49.8 at January 31, 2011 and $53.5 million at October 31, 2010. Our total debt was $276.3 million at January 31, 2011 and $278.3 million at October 31, 2010.

Our primary source of liquidity is cash flow from operations. Historically, we have also used availability under the ABL for any additional cash needs. Our principal uses of cash have been for capital expenditures, debt servicing requirements, working capital and employee benefit obligations. Our liquidity requirements are expected to be significant.

From time to time, we evaluate strategic opportunities, including potential acquisitions, divestitures or investments in complementary businesses, and we anticipate continuing to make such evaluations. We may also access capital markets through the issuance of debt or equity in connection with the acquisition of complementary businesses or other significant assets or for other strategic opportunities.

Summary of Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Years ended October 31,			Three months ended January 31,
(in millions of USD)	2010	2009	2008	2011	2010
	$	$	$	$	$
(Loss) income from continuing operations	(3.3)	1.0	20.3	0.7	(10.7)
Depreciation and amortization	55.8	42.6	45.3	14.9	13.1
Impairment charge	3.6	—	0.4	—	1.3
Foreign exchange loss on debt	—	—	7.0	—	—
Accreted interest on convertible preferred shares	—	—	13.5	—	—
Gain on extinguishment of debt	—	—	(34.9)	—	—
Other non-cash interest	2.5	0.6	0.6	0.3	0.1
Change in other long-term liabilities	(8.6)	(1.2)	(3.2)	(2.1)	(0.3)
Future income taxes	(8.9)	4.8	(12.4)	8.0	(3.5)
Amortization of deferred revenues	(37.4)	(1.0)	(1.9)	(22.6)	(1.7)
Income (loss) on sale of fixed assets	0.2	—	(0.7)	—	—
Stock-based compensation expense	2.3	1.0	2.6	0.1	0.2
Other	(0.3)	0.5	(0.1)	—	(0.4)
Working capital	(2.6)	(10.8)	(3.6)	(6.2)	(2.4)
Increase in deferred revenues	47.4	10.5	2.6	14.2	11.2

Cash provided by operating activities of continuing operations	50.7	48.0	35.5	7.3	6.9
Cash used in operating activities of discontinued operations	(0.7)	(8.9)	(9.1)	(0.2)	(0.8)

Cash provided by operating activities	50.0	39.1	26.4	7.1	6.1
Cash used in investing activities of continuing operations	(50.0)	(49.5)	(44.9)	(9.8)	(10.9)
Cash provided by investing activities of discontinued operations	—	0.2	10.4	—	—
Cash provided by (used in) financing activities	31.6	13.6	4.6	(1.4)	4.5
Other	(0.4)	(1.3)	(6.8)	0.4	(1.7)

Net increase (decrease) in cash and cash equivalents during the period	31.2	2.1	(10.3)	(3.7)	(2.0)

Cash Provided by (Used in) Operating Activities

Cash provided by operating activities from continuing operations for the three months ended January 31, 2011 increased $0.4 million, or 5.8%, to $7.3 million, from $6.9 million for the three months ended January 31, 2010. Cash provided by operating activities in the first quarter of fiscal 2011 was primarily due to a decrease in accounts receivable from collections of higher fourth quarter balances, which were offset by the impact on accounts receivable from the invoicing of the reservation fee of $29.3 million. In addition, we received customer funded capital of $2.4 million, which was recorded on our balance sheet as deferred revenue. This net source of cash from operations was partially offset by other working capital usage of $10.0 million.

Cash provided by operating activities from continuing operations for fiscal 2010 increased $2.7 million, or 5.6%, to $50.7 million, from $48.0 million for fiscal 2009. Year over year change in cash provided by operating activities from continuing operations was primarily due to higher deferred revenue (mainly an early payment for a take or pay amount) and better working capital usage, which was partially offset by refinancing costs, higher interest payments and lower cash flows from the commercial operations excluding the deferred revenue amounts.

Cash provided by operating activities from continuing operations for fiscal 2009 increased $12.5 million, or 35.2%, to $48.0 million, from $35.5 million for fiscal 2008. The improvement in cash flows was primarily due to higher customer funded capital that increased deferred revenue and the use of deferred tax assets during fiscal 2009 compared to building deferred tax assets for fiscal 2008, which also resulted in lower tax payments, partially offset by working capital usage.

Cash used in operating activities from discontinued operations for the three months ended January 31, 2011 decreased $0.6 million, or 75.0%, to $0.2 million, from $0.8 million for the three months ended January 31, 2010. The decrease in cash outflow for the three months ended January 31, 2011 was due to lower costs related to the utilities, insurance and maintenance of the Carolina facility while it is in the process of being sold.

Cash used in operating activities from discontinued operations for fiscal 2010 decreased $8.2 million, or 92.1%, to $0.7 million, from $8.9 million for fiscal 2009. The decrease in cash outflow for fiscal 2010 was due to our Carolina facility closing down operations for fiscal 2009 and fiscal 2010 expenses representing primarily utility costs, insurance and maintenance for the building while it is in the process of being sold.

Cash used in operating activities from discontinued operations for fiscal 2009 decreased $0.2 million, or 2.2%, to $8.9, from $9.1 million for fiscal 2008. Cash outflow for fiscal 2009 was due to severance payments and closing costs during the period versus operating losses in fiscal 2008.

Cash Used in Investing Activities

The following table summarizes the cash used in investing activities for the periods indicated:

	Years ended October 31,			Three months ended January 31,
(in millions of USD)	2010	2009	2008	2011	2010
	$	$	$	$	$
Total additions to capital assets	(48.7)	(49.1)	(55.8)	(9.8)	(10.2)
Proceeds on sale of capital assets	—	0.1	12.2	—	—
Net increase in investments	(1.1)	(0.3)	(1.3)	—	(0.6)
Investment in intangibles	(0.2)	(0.2)	—	—	(0.1)

Cash used in investing activities of continuing operations	(50.0)	(49.5)	(44.9)	(9.8)	(10.9)
Cash provided by investing activities of discontinued operations	—	0.2	10.4	—	—

Cash used in investing activities	(50.0)	(49.3)	(34.5)	(9.8)	(10.9)

Cash used in investing activities from continuing operations for the three months ended January 31, 2011 decreased $1.1 million, or 10.1%, to $9.8 million, from $10.9 million for the three months ended January 31, 2010, due to additional investments in BSP last year and lower capital expenditures in the current year.

Cash used in investing activities from continuing operations for fiscal 2010 increased $0.5 million, or 1.0%, to $50.0 million, from $49.5 million for fiscal 2009.

Cash used in investing activities from continuing operations for fiscal 2009 increased $4.6 million, or 10.2%, to $49.5 million, from $44.9 million for fiscal 2008. The reduced cash outflow for fiscal 2009 was primarily due to $11.9 million in net proceeds from the sale of our York Mills facility in 2008, which was offset by lower capital spending in the aggregate amount of $7.3 million.

Cash provided by investing activities from discontinued operations during fiscal 2009 decreased $10.2 million, or 98.1%, to $0.2 million, from $10.4 million for fiscal 2008. The cash inflow for fiscal 2008 principally reflects net proceeds after transaction costs from the sale of our Niagara-Burlington operations of $10.5 million.

Our principal ongoing investment activities are capital programs at our sites. The majority of our capital allocation is normally invested in projects that will support growth in capacity and revenues.

During fiscal 2010, our major capital projects (in millions of U.S. dollars) were:

• Facility infrastructure at Cincinnati to support introduction of new customer product	$9.8

• Consolidation of Caguas facility in Puerto Rico	$4.9

• Addition of PDS capabilities at the Bourgoin site	$4.5

During fiscal 2009, our major capital projects (in millions of U.S. dollars) were:

• New ERP system in Canadian operations	$3.1

• Additional pilot scale lyophilization capacity in Ferentino, Italy	$5.7

• Completion of capacity expansions in Mississauga, Canada	$2.2

• Completion of capacity expansions in Whitby, Canada	$1.4

• Completion of customer funded projects in Cincinnati, U.S.A.	$5.3

During fiscal 2008, our major project-related programs (in millions of U.S. dollars) were:

• Mississauga region expansion of high potency capabilities	$5.6

• Whitby manufacturing and PDS expansion to absorb transfers from York Mills	$11.3

• Completion of the intermediate-scale process suite in Cincinnati, U.S.A.	$4.4

Capital commitments to complete authorized capital projects were $13.3 million at the end of fiscal 2010. Based on current internal projections, we expect to make (or have made) these expenditures during fiscal 2011, and we expect to finance (or have financed) them with cash flows from operations, existing cash reserves, the ABL and customer funding.

Based on current management assessments, total capital expenditures (including expenditures to complete projects authorized at the end of fiscal 2010) for fiscal 2011 are expected to be near the amount of total capital expenditures for fiscal 2010, which was approximately $48.7 million. We expect to finance (or have financed) our capital expenditures with cash flows from operations, existing cash reserves, the ABL and customer funding. The major capital projects for fiscal 2011 consist of:

•	Facility infrastructure at Cincinnati to support introduction of new customer product

•	High potency packaging in Mississauga

•	Completion of PDS capabilities at the Bourgoin site

•	Consolidation of Caguas facility in Puerto Rico

Our principal ongoing investment activities are sustaining and project-related capital programs at our network of sites. The majority of our capital allocation is normally invested in project-related programs, which are defined as outlays that will generate growth in capacity and revenues, while sustaining expenditures relate to the preservation of existing assets and capacity.

Cash Provided by (Used in) Financing Activities

The following table summarizes the cash provided by financing activities for the periods indicated:

	Years ended October 31,			Three months ended January 31,
(in millions of USD)	2010	2009	2008	2011	2010
	$	$	$	$	$
(Decrease) increase in short-term borrowings	(10.7)	3.0	3.2	(1.3)	2.4
Increase in long-term debt	296.2	50.5	40.3	—	8.1
Increase in deferred financing costs	(7.3)	—	—	—	—
Repayment of long-term debt	(246.6)	(39.9)	(38.9)	(0.1)	(6.0)
Convertible preferred share issuance cost—equity component	—	—	(0.2)	—	—
Issuance of restricted voting shares	—	—	0.4	—	—

Cash provided by (used in) financing activities of continuing operations	31.6	13.6	4.8	(1.4)	4.5
Cash used in financing activities of discontinued operations	—	—	(0.2)	—	—

Cash provided by (used in) financing activities	31.6	13.6	4.6	(1.4)	4.5

Cash used in financing activities for the three months ended January 31, 2011 was $1.4 million compared to cash provided of $4.5 million for the three months ended January 31, 2010.

During the three months ended January 31, 2011, the cash outflows were primarily due to repayments on a capital lease in Puerto Rico and for insurance financing. Net borrowings for the three months ended January 31, 2010 were from the European lines of credit and the asset backed lending facility to fund operations, capital expenditures and payout of repositioning costs.

Cash provided by financing activities for fiscal 2010 increased $18.0 million, or 132.4%, to $31.6 million, from $13.6 million for fiscal 2009.

In April 2010, we issued the Notes for an aggregate principal amount of $280 million in a private placement. We used the net proceeds of the offering to repay all of the outstanding indebtedness under our then-existing senior secured term loan and our $75.0 million ABL, to repay certain other indebtedness and to pay related fees and expenses. We are using the remaining proceeds for general corporate purposes.

We also amended and restated our existing $75.0 million ABL in connection with the offering to, among other things, extend the maturity date of this facility to 2014.

During fiscal 2010, the cash inflows were primarily due to the refinancing in the second quarter. For fiscal 2009, the cash inflows reflected net drawings on the then-existing credit facilities primarily to fund operations and capital expenditures.

In addition, during fiscal 2009 we recorded a capital lease obligation of $8.5 million related to customer financed equipment. The capital lease relates to a customer contract signed for the Swindon, United Kingdom site in 2006. The lease will be paid down over three years assuming the customer achieves forecast annual production volumes. The remaining obligation at the end of fiscal 2010 was $2.1 million.

Cash provided by financing activities for fiscal 2009 increased $9.0 million, or 195.7%, to $13.6 million, from $4.6 million for fiscal 2008. The cash inflows for fiscal 2009 and 2008 reflect net drawings on existing credit facilities and insurance financing to fund operations, repositioning expenses and Special Committee expenses.

Financing Arrangements

Historical Credit Arrangements

On April 27, 2007, we entered into credit facilities in the aggregate amount of $225.0 million, which were comprised of a seven year, $150.0 million senior secured term loan and the five-year, $75.0 million ABL. We were required to make quarterly installment payments of $0.4 million on the term loan, along with additional mandatory repayments based on certain excess cash flow measures. The interest rate applicable to each alternative base rate borrowing under the term loan was equal to 1.5% plus the greater of the prime rate and the federal funds effective rate plus 0.5%. The interest rate applicable to each Eurocurrency borrowing was equal to an adjusted LIBOR plus 2.5%. The interest rate applicable to the ABL was a floating rate determined by the currency of the loan, plus an applicable margin determined by the leverage ratio. The credit facilities were secured by substantially all of the assets of our operations in Canada, the United States, Puerto Rico and the United Kingdom and our investments in the shares of all other operating subsidiaries. The term loan and any borrowings under our then-existing ABL were paid off as part of the refinancing discussed below.

$280 Million Senior Secured Notes and Amended ABL

In April 2010, we issued the Notes for an aggregate principal amount of $280 million. We used the net proceeds of the offering to repay all of the outstanding indebtedness under our then-existing senior secured term loan and the $75.0 million ABL, to repay certain other indebtedness and to pay related fees and expenses. We are using the remaining proceeds for general corporate purposes.

We also amended and restated our then-existing $75.0 million ABL in connection with the offering to, among other things, extend the maturity date of this facility to 2014. Please refer to “Note 8—Long-Term Debt” of our consolidated financial statements beginning on page F-1 of this registration statement for details.

The Notes and the ABL are secured by substantially all of our assets and are guaranteed by, and secured by substantially all of the assets of, our subsidiaries in the United States (including Puerto Rico), Canada, the United Kingdom and the Netherlands. The Notes and the ABL are guaranteed on a limited basis by, and secured by certain assets of, our subsidiaries in France, Italy and Switzerland.

The Notes indenture contains language consistent with the ABL, which contains usual and customary covenants and events of default provisions.

The agreements that govern the terms of our debt, including the indenture that governs the Notes and the credit agreement that governs the ABL, contain covenants that restrict our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict distributions from restricted subsidiaries or restrict our ability to incur liens on certain of our assets;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens; and

•	merge, consolidate or sell substantially all of our assets.

Provided that we are not in default under the ABL or the indenture governing the Notes and are able to satisfy certain tests related to the our Fixed Charge Coverage Ratio (as defined in the indenture governing the

Notes), and will have a required minimum amount of remaining borrowing availability under the ABL after giving effect thereto, we are permitted to pay certain limited amounts of dividends or other distributions with respect to our common stock (as more particularly described in the ABL and the indenture governing the Notes, up to $15.0 million plus 50.0% of Excess Cash Flow (as defined in the ABL), plus net proceeds of additional permitted equity offerings under the ABL, or up to 50.0% of Consolidated Net Income (as defined in the indenture governing the Notes) plus net proceeds from additional permitted equity offerings or sales of restricted investments under the Notes).

In addition, under the ABL, if our borrowing availability falls below the greater of $10.0 million and 13.3% of total commitments under the ABL for any two consecutive days (which is defined under the ABL as a “Liquidity Event”), we will be required to satisfy and maintain a Fixed Charge Coverage Ratio of not less than 1.10 to 1.00 until the first day thereafter on which our borrowing availability has been greater than the greater of $10.0 million and 13.3% of our total commitments for 30 consecutive days. We will also be required to satisfy the required Fixed Charge Coverage Ratio in order to borrow on any day when our borrowing availability is below that level but a Liquidity Event has not yet occurred. Our ability to meet the required Fixed Charge Coverage Ratio can be affected by events beyond our control, and we may not be able to meet this ratio. A breach of any of these covenants could result in a default under the ABL.

Convertible Preferred Shares

The $150 million 8.5% preferred shares purchased by JLL Patheon Holdings on April 27, 2007 included 150,000 units, each consisting of one Series C Preferred Share (a convertible preferred share) and one Series D Preferred Share (a special voting preferred share). On July 29, 2009, JLL Patheon Holdings converted its 150,000 Series C Preferred Shares into a total of 38,018,538 of our restricted voting shares, in accordance with the convertible preferred share terms. As a result of the JLL Patheon Holdings conversion, we no longer have any Series C Preferred Shares outstanding. We recorded $11.1 million of dividends in fiscal 2009 related to the Series C Preferred Shares. Please refer to “Note 11—Shareholders’ Equity” of our consolidated financial statements beginning on page F-1 of this registration statement for more information.

Financing Ratios

Total interest-bearing debt at January 31, 2011 was $276.3 million, $2.0 million lower than at October 31, 2010. At January 31, 2011, our consolidated ratio of interest-bearing debt to shareholders’ equity was 100.3%, compared to 101.9% at October 31, 2010.

Total interest-bearing debt at the end of fiscal 2010 was $278.3 million, $27.8 million higher than at the end of fiscal 2009. At the end of fiscal 2010, our consolidated ratio of interest-bearing debt to shareholders’ equity was 102%, compared to 92% at the end of fiscal 2009.

The following table summarizes the fixed and variable percentages of debt outstanding at the end of the first quarter of fiscal 2011 and at the end of fiscal 2010 and 2009, after taking into account the impact of interest rate swap contracts that we had entered into, and the applicable interest rates at the end of the first quarter of fiscal 2011 and each quarter in fiscal 2010.

	% of Debt Outstanding			Interest Rates at End of Each Quarter
	1/31/11	10/31/10	10/31/09	Q1 11	Q4 10	Q3 10	Q2 10	Q1 10
	%	%	%	%	%	%	%	%
Fixed rate	100	100	62
Variable rate based on:
U.S. LIBOR (1 month)	—	—	14	0.26	0.25	0.31	0.28	0.23
U.K. Base Rate	—	—	1	0.50	0.50	0.50	0.50	0.50
Euribor (3 months)	—	—	23	1.07	1.05	0.90	0.66	0.67
U.K. LIBOR	—	—	—	0.78	0.74	0.75	0.68	0.62

Effects of Inflation

We do not believe that inflation has had a significant impact on our revenues or results of operations since inception. We expect our operating expenses will change in the future in line with periodic inflationary changes in price levels. Because we intend to retain and continue to use our property and equipment, we believe that the incremental inflation related to the replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation, which could increase our level of expenses and the rate at which we use our resources. While our management generally believes that we will be able to offset the effect of price-level changes by adjusting our service prices and implementing operating efficiencies, any material unfavorable changes in price levels could have a material adverse effect on our financial condition, results of operations and cash flows.

Off-Balance Sheet Arrangements

We do not use off-balance sheet entities to structure any of our financial arrangements. We do not have any interests in unconsolidated special-purpose or structured finance entities.

Tabular Disclosure of Contractual Obligations

Contractual repayments of long-term debt, commitments under operating leases, commitments under capital leases and purchase obligations are as follows:

	Payments Due by Period
(in millions of USD)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	$	$	$	$	$
Long-term debt	281.9	1.0	0.9	—	280.0
Interest on long-term debt	157.3	24.2	48.4	48.4	36.3
Operating leases	23.5	6.8	9.6	4.4	2.7
Capital leases	2.7	2.6	0.1	—	—
Purchase obligations(1)	13.3	13.3	—	—	—

Total contractual obligations(2)	478.7	47.9	59.0	52.8	319.0

(1)	Purchase obligations relate to capital commitments to complete authorized capital projects
(2)	Not included in the table are other long-term liabilities of unfunded termination indemnities in the amount of $6.5 million, employee future benefits in the amount of $8.1 million and other long-term liabilities in the amount of $8.3 million. These other long-term liabilities either have no fixed payment dates or are not settled in cash. See “Note 9—Other Long-Term Liabilities” and “Note 10—Employee Future Benefits” to our consolidated financial statements beginning on page F-1 of this registration statement.

Recent Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements beginning on page F-1 of this registration statement for a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Our critical accounting estimates are those we believe are both most important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments, often because we must make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the following estimates are the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Impairment of Long-lived Depreciable Assets

We test for impairment annually and whenever events or circumstances make it more likely than not that the fair value of our capital assets and identifiable intangible assets (“long-lived depreciable assets”) has fallen below its carrying amount. If such indicators are present, we assess the recoverability of the assets or group of assets by determining whether the carrying value of such assets can be recovered through undiscounted future cash flows. In addition, the useful life over which cash flows will occur, their amount and the asset’s residual value, if any, are considered in the impairment calculation. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We derive the required undiscounted cash flow estimates from our historical experience and internal business plans. To determine fair value, we use quoted market prices when available, or our internal cash flow estimates discounted at an appropriate interest rate and independent appraisals, as appropriate. If the sum of undiscounted future cash flows is less than the carrying amount, the excess of the carrying amount over the estimated fair value, based on discounted future cash flows, is recorded as a charge to earnings.

During fiscal 2010, we recorded an impairment charge of $3.6 million in connection with the consolidation of our Puerto Rico operations into our manufacturing site located in Manatí. We recorded this charge to write down the carrying value of our Caguas facility’s long-lived assets to their anticipated fair value upon closure of the facility. Fair value was obtained based on an offer from a third party to purchase the property less management’s best estimate of the costs to sell. In addition, an allocation of the purchase offer between land and building was performed based on current market conditions in Puerto Rico.

We also recorded an impairment charge of $0.8 million in discontinued operations to write down the remaining carrying value of the Carolina operations long-lived assets. This write-down was based on an offer from a third party to purchase the property less management’s best estimate on the costs to sell.

Reserve for Doubtful Accounts

We establish an appropriate provision for non-collectible or doubtful accounts. We consider several factors in estimating the allowance for uncollectible accounts receivable, including the age of the receivable, economic conditions that may have an impact on a specific group of customers or a specific customer and disputed services. Our risk management process includes standards and policies relating to customer credit limits, credit terms and customer deposits. Customer deposits relate primarily to our PDS business.

At January 31, 2011 and October 31, 2010 and 2009, we had a reserve for doubtful accounts of $0.4 million, $0.9 million and $1.7 million, respectively. These are specific reserves, not general reserves, and are based on factors discussed above.

Inventories

Inventories consisting of raw materials, packaging components, spare parts and work-in-process are valued at the lower of cost and net realizable value. These adjustments are customer specific estimates of net realizable value that we may ultimately realize upon the disposition of the inventories. We perform an assessment of excess, obsolete and problem products on an on-going basis.

We procure inventory based on specific customer orders and forecasts. Customers have limited rights of modification (for example, cancellations) with respect to these orders. Customer modifications to orders affecting inventory previously procured by us and purchases of inventory beyond customer needs may result in excess and obsolete inventory for the related customers. Although we may be able to use some excess components and raw materials for other products manufactured, a portion of the cost of this excess inventory may not be returned to the vendors or recovered from customers. Write-offs or write-downs of inventory could relate to:

•	declines in the market value of inventory;

•	changes in customer demand for inventory, such as cancellation of orders; and

•

our purchases of inventory beyond customer needs that result in excess quantities on hand that we may not be able to return to the vendor, use to fulfill orders from other customers or charge back to the customer.

Adjustments above are recorded as an increase to cost of goods sold.

Payments received from customers for excess and obsolete inventories that have not been shipped to customers or otherwise disposed of are netted against inventory reserves.

Our practice is to dispose of excess and obsolete inventory as soon as practicable after such inventory has been identified as having no value to us.

Employee Future Benefits

We provide defined benefit pension plans to certain employees in our Canadian, U.K. and French operations and post-employment health and dental coverage to certain of our Canadian employees.

The determination of the obligation and expense for defined benefit pensions and other post-employment benefits is dependent on certain assumptions used by actuaries in calculating such amounts. The assumptions used in determining the accrued benefit obligation and the benefit expense as of and for the year ended October 31, 2010 were as follows:

	Defined Benefit Pension Plans %	Other Benefit Plans %
Accrued benefit obligation
Discount rate	5.3	5.3
Rate of compensation increase	3.9	—
Benefit costs recognized
Discount rate	5.8	5.3
Expected long-term rate of return on plan assets	6.9	—
Rate of compensation increase	4.1	—

A 4% to 11% annual rate of increase in the per capita cost of covered health care and dental benefits was assumed for fiscal 2010, with the assumption that the rate will decrease gradually over the next five years to 6% and to remain at that level thereafter. The following table outlines the effects of a one-percentage-point increase and decrease in the assumed health care and dental benefit trend rates.

(in millions of USD)	Benefit Obligation	Benefit Expense
	$	$
Impact of:
1% increase	0.9	0.1
1% decrease	(0.8)	(0.1)

Stock-Based Compensation

We use the fair value method of accounting for stock-based compensation. We currently use the Black-Scholes option-pricing model to estimate the fair value of the options granted. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected dividends, the risk-free interest rate, the expected life of the award and the expected stock price volatility over the term of the award. The principal assumptions we used in applying the Black-Scholes model are outlined below.

	Three Months ended 1/31/11	Fiscal 2010
Expected dividend yield	None	None
Risk-free interest rate	2.4%	2.22%
Expected life	5 years	5 years
Volatility	59.5%	59.5%

We do not intend to pay dividends on our common stock in the foreseeable future and, accordingly, we use a dividend rate of zero in the option-pricing model. The Government of Canada five-year bond rate is used for the risk-free interest rate. The estimated life of the options is five years based on weighted-average life of these options, vesting period and management’s estimate based on stock volatility. The expected volatility is 59.5% based on the guidance for estimating expected volatility as set forth in Canadian Institute of Chartered Accountants Section 3870. In particular, volatility is a measure of the amount by which our common stock price has fluctuated or is expected to fluctuate during a period. We considered the historic volatility of our share price in estimating expected volatility.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the stock-based compensation expense we recognize in future periods may differ significantly from what we have previously recorded and could materially affect our operating income, net income and earnings per share. These differences may result in a lack of consistency in future periods and materially affect the fair value estimate of our stock-based awards. They may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Income Taxes

We follow the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Preparation of our consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which we operate. The process involves an estimate of our current tax exposure and an assessment of temporary differences resulting from differing treatment of items such as depreciation and amortization for tax and accounting purposes. These differences result in future tax assets and liabilities and are reflected in our consolidated balance sheet.

While evaluating our future tax assets and liabilities during the first half of fiscal 2010, we concluded we would be able to utilize certain investment tax credits (“ITCs”) relating to scientific research and development costs. Therefore, we recorded a decrease of $7.2 million in the cost of goods sold relating to the utilization of all previous years’ ITCs.

During the second quarter of fiscal 2010 we evaluated our valuation reserves. We determined that the valuation allowance on our net Canadian future tax assets is no longer required based on our assessment of the future prospects of our Canadian operations. As a result of this determination, we released $13.8 million of valuation reserves through income tax benefit in the income statement.

Previously, we recorded the ITCs under future tax assets. Of the $18.4 million on the balance sheet at October 31, 2010, $8.3 million was reclassed from future tax assets to other long-term assets for fiscal 2010 as we are in a position to utilize current and prior period ITCs.

Future tax assets of $16.0 and $ 20.2 million have been recorded at January 31, 2011 and October 31, 2010, respectively. These assets consist primarily of accounting provisions related to pension and post-retirement benefits not currently deductible for tax purposes, the tax benefit of net operating loss carryforwards, unclaimed research and development expenditures and deferred financing and share issue costs. We evaluate our ability to realize future tax assets on a quarterly basis. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The future tax assets recorded at January 31, 2011 and October 31, 2010 are net of a valuation allowance of $7.1 million and $6.5 million, respectively.

Future tax liabilities of $32.8 million and $29.7 million have been recorded at January 31, 2011 and October 31, 2010, respectively. These liabilities have arisen primarily on tax depreciation in excess of book depreciation.

Our tax filings are subject to audit by taxation authorities. Although our management believes that it has adequately provided for income taxes based on the information available, the outcome of audits cannot be known with certainty and the potential impact on our consolidated financial statements is not determinable.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Our business is conducted in several currencies—Canadian dollars and U.S. dollars for our Canadian operations, U.S. dollars for our U.S. operations and Euros and British Sterling for our European operations. We are subject to foreign currency transaction risk because a significant portion of our revenues and operating expenses from our operations in certain countries are denominated in different currencies. Our material foreign currency transaction risk arises from our Canadian operations. Our Canadian operations negotiate sales contracts for payment in both U.S. and Canadian dollars, and materials and equipment are purchased in both U.S. and Canadian dollars. The majority of the non-material costs (including payroll, facilities’ costs and costs of locally sourced supplies and inventory) of our Canadian operations are denominated in Canadian dollars. In the three months ended January 31, 2011, approximately 80% of revenues and 15% of operating expenses of our Canadian operations were transacted in U.S. dollars, and in fiscal 2010, approximately 80% of revenues and 10% of operating expenses of our Canadian operations were transacted in U.S. dollars. As a result, if we do not effectively hedge such foreign currency exposure, our results of operations will be adversely affected by an increase in the value of the Canadian dollar relative to such foreign currency. In addition, we may experience hedging and transactional gains or losses because of volatility in the exchange rate between the Canadian dollar and the U.S. dollar. Based on our current U.S. denominated net inflows, for each 10% change in the Canadian-U.S. exchange rate, the impact on annual pre-tax income, excluding any hedging activities, would be approximately $10.8 million.

To mitigate exchange-rate risk, we utilize foreign exchange forward contracts and collars in certain circumstances to lock in exchange rates with the objective that the gain or loss on the forward contracts and collars will approximately offset the loss or gain that results from the transaction or transactions being hedged. As of January 31, 2011, we had entered into 87 foreign exchange forward contracts and collars covering approximately 75% of our Canadian-U.S. dollar cash flow exposures for fiscal 2011 and had three forward exchange forward contracts covering our Euro-U.S. dollar cash flow. See “Note 13—Financial Instruments and Risk Management” to our audited consolidated financial statements beginning on page F-1 of this registration statement and “Note 8—Financial Instruments and Risk Management” to our unaudited consolidated financial statements beginning on page F-56 of this registration statement. We do not hedge any of our other foreign exchange exposures. Our foreign exchange forward contracts and collars mature at various dates through January 2012 and have an aggregate fair value of $117.9 million. As of January 31, 2011, an adverse exchange rate movement of 10% against our foreign exchange forward contracts and collars would result in a pre-tax loss of approximately $4.3 million.

Interest Rate Risk

As of January 31, 2011, our long-term debt consisted of the Notes, which have an aggregate principal amount of $280 million and bear interest at a fixed rate, and the $75 million ABL, which bears interest at a variable rate. As of January 31, 2011, we had not borrowed any amounts under the ABL. Assuming a fully drawn ABL and a 100 basis point increase in applicable interest rates, our interest expense, net, would increase by $0.75 million on an annual basis.

Item 3.	Properties.

We have 10 manufacturing facilities and eight development centers located in North America and Europe. The following table provides additional information about our principal manufacturing facilities and development centers:

Facility sites	Country	Segment	Square Feet	Owned/Leased
Burlington(1)	Canada	PDS	45,496	Leased
Mississauga	Canada	CMO/PDS	285,570	Owned
Whitby	Canada	CMO/PDS	233,664	Owned
Cincinnati	U.S.	CMO/PDS	495,700	Owned
Caguas	Puerto Rico	CMO	209,336	Owned
Manatí	Puerto Rico	CMO	546,872	Owned
Ferentino	Italy	CMO/PDS	290,473	Owned
Monza	Italy	CMO	463,229	Owned
Milton Park(2)	U.K.	PDS	13,500	Leased
Swindon	U.K.	CMO/PDS	355,511	Owned
Bourgoin-Jallieu	France	CMO/PDS	355,228	Owned

(1)	Our Burlington facility is subject to a lease from Klaus Stephan Reeckmann until 2014, with a minimum annual rent of $256,410.45, based on an average foreign exchange rate of Canadian dollars (“CAD”) to USD for fiscal 2010 of .9634.

(2)	Our Milton Park facility is subject to a lease from Lansdown Estates Group Limited until 2020, with a minimum annual rent of $133,000, based on an average foreign exchange rate of British pound sterling to USD for fiscal 2010 of .6038.

We also lease facilities in Research Triangle Park, North Carolina (U.S. headquarters and PDS facility), Zug, Switzerland (European headquarters), Mississauga, Canada (regional administration) and Tokyo, Japan (sales office). Our facilities are pledged as collateral for the Notes and the ABL. See “Item 2. Financial Information—Management’s Discussion and Analysis—Liquidity and Capital Resources—Financing Arrangements.” We believe that our facilities are adequate for our operations and that suitable additional space will be available when needed.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding the beneficial ownership of any class of our voting shares of stock as of March 31, 2011 for:

•	each person who is known by us to own beneficially more than 5% of any class of our voting shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”). The information does not necessarily indicate beneficial ownership for any other purpose. Under SEC rules, the number of shares of voting stock deemed outstanding includes shares issuable upon exercise of stock options held by the respective person or group that may be exercised within 60 days after March 31, 2011. For purposes of calculating each person’s or group’s percentage ownership, shares of voting stock issuable pursuant to stock options exercisable within 60 days after March 31, 2011 are reflected in the table below and included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

The percentages of shares outstanding provided in the table are based on 129,167,926 shares of our restricted voting shares outstanding as of March 31, 2011 and 150,000 shares of our Series D Preferred Shares outstanding as of March 31, 2011. The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each director, officer or other beneficial owner has been furnished to us by the respective person. Unless otherwise indicated, to our knowledge, all persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them, except, where applicable, to the extent authority is shared by spouses under community property laws.

The address for the JLL investors is JLL Patheon Holdings, LLC c/o JLL Partners Inc., 450 Lexington Avenue, 31st Floor, New York, New York, 10017. The address of each of our directors and executive officers listed below is c/o Patheon Inc., 4721 Emperor Boulevard, Suite 200, Durham, North Carolina, 27703.

Class of Voting Stock	Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Shares Underlying Options Exercisable Within 60 Days	Total Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Class I Preferred Shares, Series D	JLL investors(1)	150,000	—	150,000	100%

Restricted Voting Shares	JLL investors	72,077,781	—	72,077,781	55.8%
	James C. Mullen	—	—	—	*
	Wesley P. Wheeler(2)	35,000	1,310,000	1,345,000	1.0%
	Peter T. Bigelow	—	90,667	90,667	*
	Eric W. Evans	—	255,334	255,334	*
	Geoffrey M. Glass	—	68,000	68,000	*
	Doaa A. Fathallah	—	84,667	84,667	*
	Ramsey A. Frank(3)	—	—	—	*
	Paul S. Levy(4)	—	—	—	*
	Thomas S. Taylor(5)	—	—	—	*
	Daniel Agroskin(6)	—	—	—	*
	Joaquín B. Viso(7)	10,824,053	—	10,824,053	8.4%
	Derek J. Watchorn	30,825	20,000	50,825	*
	Roy T. Graydon	—	—	—	*
	Brian G. Shaw	—	—	—	*
	All directors and executive officers as a group (17 persons)	10,854,878	711,622	11,566,500	8.9%

(1)	JLL Patheon Holdings beneficially owns, directly or indirectly, 72,077,781 of our restricted voting shares and 150,000 of our Series D Preferred Shares (collectively the “Shares”). The Series D Preferred Shares are held directly by JLL Patheon Holdings, and JLL Patheon Holdings beneficially owns 72,077,781 of our restricted voting shares by virtue of its position as a controlling member of JLL Patheon Holdings, Cooperatief U.A, (“JLL CoOp”), which holds the shares directly.
(2)	The number of shares beneficially owned by Mr. Wheeler shown represents the number reported on the System for Electronic Disclosure by Insiders (“SEDI”) as required under Canadian securities laws, up to November 30, 2010 when Mr. Wheeler ceased to be an insider of our company. As the information on Mr. Wheeler’s ownership of shares is not necessarily within our knowledge, we have relied on information reported by Mr. Wheeler in his SEDI insider reports.
(3)	Mr. Frank is Chairman of our Board and a Managing Director of JLL Partners. By virtue of his position as sole manager of JLL Patheon Holdings, Mr. Frank may be deemed the beneficial owner of the Shares. Mr. Frank disclaims beneficial ownership of the Shares except to the extent of any pecuniary benefit thereof. Mr. Frank is a stockholder and member of the 11 person nominating committee of JLL Associates G.P. V (Patheon), Ltd. (“Cayman Limited”), the general partner of JLL Associates V (Patheon), L.P., which in turn is the general partner of JLL Partners Fund V (Patheon), L.P. (“Cayman LP”), which controls JLL. By virtue his position as a member of such nominating committee, Mr. Frank has shared voting power with respect to the Shares.
(4)	Mr. Levy is a Managing Director of JLL Partners. By virtue of his position as Managing Director of Cayman Limited, Mr. Levy may be deemed the beneficial owner of the Shares. Mr. Levy disclaims beneficial ownership of the Shares except to the extent of any pecuniary benefit thereof.
(5)	Mr. Taylor is a Managing Director of JLL Partners. Mr. Taylor is a stockholder and member of the 11 person nominating committee of Cayman Limited. By virtue of his position as a member of such nominating committee, Mr. Taylor has shared voting power with respect to the Shares. Mr. Taylor disclaims beneficial ownership of the Shares except to the extent of any pecuniary benefit thereof.
(6)	Mr. Agroskin is a Principal at JLL Partners. Mr. Agroskin is a stockholder and member of the 11 person nominating committee of Cayman Limited. By virtue of his position as a member of such nominating committee, Mr. Agroskin has shared voting power with respect to the Shares. Mr. Agroskin disclaims beneficial ownership of the Shares except to the extent of any pecuniary benefit thereof.
(7)	These shares are owned jointly by Mr. Viso and his wife.

Item 5.	Directors and Executive Officers.

Executive Officers

Our executive officers, their ages and their positions are as follows:

Name	Age	Position
James C. Mullen	52	Chief Executive Officer
Peter T. Bigelow	56	President, North American Operations
Eric W. Evans	54	Chief Financial Officer
Mark J. Kontny, Ph.D.	54	President, Global Pharmaceutical Development Services, and Chief Scientific Officer
Paul M. Garofolo	40	Executive Vice President and Chief Technology Officer
Geoffrey M. Glass	37	Executive Vice President, Global Strategy, Sales and Marketing
Andrew Kelley	50	Senior Vice President, Commercial Operations, Europe and Asia Pacific
Antonella Mancuso	45	Senior Vice President and Managing Director, European Operations
Warren A. Horton	52	Vice President, Global Quality Operations

James C. Mullen, age 52, joined Patheon as Chief Executive Officer and became a member of our Board effective February 7, 2011, bringing over 30 years of experience as in the pharmaceutical and biotechnology industries, over twenty of which have been spent at the executive level. Mr. Mullen served as the President and Chief Executive Officer of Biogen Idec Inc. (formerly known as Biogen, Inc.) (“Biogen”) from June 2000 to June 2010. Prior to that, Mr. Mullen held various operating positions at Biogen, including Vice President, Operations and several manufacturing and engineering positions at SmithKline Beckman (now GlaxoSmithKline). Mr. Mullen served on the board of Biogen from 2005 to June 2010 and currently serves on the board of PerkinElmer, Inc. Mr. Mullen holds a Bachelor of Science degree in Chemical Engineering from Rensselaer Polytechnic Institute and a Masters of Business Administration degree from Villanova University. Our Board has determined that Mr. Mullen’s extensive executive experience in the pharmaceutical and biotechnology industries and scientific and business educational background qualify him for service as a member of our Board of Directors and add value to our company.

Peter T. Bigelow, age 56, joined Patheon in February 2010 as President, North American Operations. In December 2010, in connection with the departure of Wesley P. Wheeler, Mr. Bigelow was appointed Interim Chief Executive Officer, where he served until we appointed our current President and Chief Executive Officer, James C. Mullen, on February 7, 2011. Prior to joining Patheon, Mr. Bigelow served for approximately 14 years in several executive posts relating to pharmaceutical manufacturing and technical operations at Wyeth Pharmaceuticals Inc., a large pharmaceutical manufacturing company (“Wyeth”), lastly serving as Senior Vice President, Technical Operations and Product Supply, Latin America from January 2009, where he oversaw Wyeth’s operations in Latin America. From January 2003 through January 2009, he served as Senior Vice President, Technical Operations and Product Supply, Consumer Healthcare Operating Unit, where he was responsible for Wyeth’s global consumer healthcare product manufacturing. Prior to that, Mr. Bigelow spent 13 years with SmithKline Beecham (now GlaxoSmithKline) in a variety of engineering and operations roles.

Eric W. Evans, age 54, joined Patheon as Chief Financial Officer in May 2008, bringing over 24 years of experience in various financial leadership roles in the pharmaceutical, steel, energy and financial services industries. Prior to joining Patheon, Mr. Evans was Vice President, Financial Services of Novartis Pharmaceuticals Corporation, a pharmaceutical development company (“Novartis”), from October 2007 to May 2008, Vice President and Controller of Novartis from July 2005 to October 2007, and Chief Financial Officer of Sandoz Inc., a large United States manufacturer of generic pharmaceutical products, from October 2001 to July 2005.

Mark J. Kontny, Ph.D., age 54, joined Patheon in April 2010 as President, Global Pharmaceutical Development Services, and Chief Scientific Officer. Prior to joining Patheon, Dr. Kontny served at Abbott Laboratories Inc., a global pharmaceutical company (“Abbott”), as Divisional Vice President, Global Pharmaceutical and Analytical Sciences from August 2004 to April 2010. Before serving at Abbott, Dr. Kontny was Senior Vice President Research & Development and Chief Scientist for Ventaira Pharmaceuticals, Inc., a U.S. based start-up pharmaceutical company.

Paul M. Garofolo, age 40, joined Patheon in May 2008 as Senior Vice President and Chief Information Officer and was subsequently promoted to Executive Vice President and Chief Technology Officer in November 2008. Prior to joining Patheon, Mr. Garofolo had more than 14 years of information and management consulting leadership experience. Most recently, he served as Chief Information Officer and Vice President of Global IT at Valeant Pharmaceuticals International, a California based global specialty pharmaceutical company (“Valeant”), from 2004 to April 2008, where he was responsible for Valeant’s global IT organization including the implementation of a series of new applications and processes. Prior to his service at Valeant, from 2000 to 2004, Mr. Garofolo was the Chief Technology Officer and Senior Vice President of Technology Services for Broadlane, the fourth largest Group Purchasing Organization within the U.S. healthcare market. He also worked in the management consulting industry for both Ernst & Young Global Limited and Oracle Corp.

Geoffrey M. Glass, age 37, joined Patheon in April 2009 as Senior Vice President, Strategy, Corporate Development and Integration, Sales and Marketing, and was subsequently promoted to Executive Vice President, Global Strategy, Sales and Marketing in October 2009. Prior to joining Patheon, Mr. Glass served approximately five years as an executive at Valeant, including as Senior Vice President, Asian Operations, from April 2007 to June 2008, where he was responsible for all of Valeant’s business affairs in the region, which included over 250 products in 14 countries. Prior to leading the Asian business for Valeant, Mr. Glass served as Senior Vice President and Chief Information Officer of Valeant from March 2004 to April 2007, where he was responsible for all information technology-related matters for the company. Prior to joining Valeant, Mr. Glass was the Global Leader of Life Sciences Operations Excellence Practice for Cap Gemini (formerly known as Ernst & Young LLP Consulting). During his tenure at Cap Gemini, Mr. Glass led global teams through the successful implementation of business transformations at a number of leading life sciences organizations.

Andrew Kelley, age 50, joined Patheon in January 2006 as Vice President of Operations for the United Kingdom and was subsequently promoted to Vice President, Operations for the United Kingdom and France in November 2006. Since February 2009, Mr. Kelley has served as Senior Vice President, Commercial Operations for Europe and Asia Pacific. Prior to joining Patheon, he spent 15 years at Cardinal Health, Inc., a pharmaceutical manufacturing and delivery company, in progressively senior production and operational roles, lastly serving as Vice President, Operations for Europe and Site Leader for the Swindon facility.

Antonella Mancuso, age 45, joined Patheon in 2001 as Production Manager of Patheon’s facility in Monza, Italy and was appointed Site Director in June 2002. She became Director, Italian Operations in January 2005, with responsibility for integrating and managing both the Monza and Ferentino sites. In February 2009, Ms. Mancuso was appointed to her current position of Senior Vice President and Managing Director, European Operations. Ms. Mancuso is also currently a member of the Patheon Executive Management Committee. Prior to joining Patheon, Ms. Mancuso held progressively senior roles in production and manufacturing during her six years at Bristol-Myers Squibb in Italy, a global biopharmaceutical company.

Warren A. Horton, age 52, joined Patheon in May 2008 as Vice President, Quality Assurance, Environmental, Health & Safety, and Regulatory, bringing more than 25 years of pharmaceutical industry experience in quality and operations roles. Prior to joining Patheon, Mr. Horton held the position of Vice President, Operations from September 2007 to May 2008, Vice President Quality Assurance and Regulatory Affairs from October 2003 to September 2007 and Senior Director Quality Assurance from May 2002 to October 2003 at Royal DSM N.V., a global life sciences company. Prior to that, Mr. Horton spent seven years at Alpharma, LLC, a global animal health company, and nine years at Abbott in a variety of production and quality assurance roles covering a full range of dosage form types.

Directors

In connection with the Investor Agreement, JLL Patheon Holdings has the right to designate up to three nominees for election or appointment to our Board. See “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL—Investor Agreement.” Pursuant to our settlement agreement with JLL Patheon Holdings dated November 30, 2009 (the “Settlement Agreement”), JLL Patheon Holdings also has the right to select one additional member our Board. See “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL—Settlement Agreement.”

Our directors (other than Mr. Mullen) their ages and their positions are as follows:

Name	Age	Position
Ramsey A. Frank	50	Director, Chair of our Board
Paul S. Levy	63	Director
Thomas S. Taylor	53	Director
Daniel Agroskin	34	Director
Joaquín B. Viso	69	Director
Derek J. Watchorn	68	Director
Brian G. Shaw	57	Director
David E. Sutin	58	Director

Ramsey A. Frank, age 50, joined our Board in 2007 and currently serves as its Chairman. Mr. Frank is a Managing Director of JLL Partners, which he joined in 1999. Prior to joining JLL Partners, Mr. Frank served as Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation, Managing Director of Smith Barney & Co. and Vice President at Drexel Burnham Lambert. Mr. Frank also serves on the boards of Builders FirstSource Inc., C.H.I. Overhead Doors, PGT, Inc., Education Affiliates, Inc., Medical Card System, Inc. and PharmaNet Development Group. Mr. Frank previously served as a director of New World Pasta Company, which filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2004, and as director of Motor Coach Industries International, Inc., which filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2008. Mr. Frank holds a Bachelor of Science degree from Indiana University and a Master of Business Administration degree with high honors from the University of Chicago. Our Board has previously determined that Mr. Frank’s extensive service on boards of directors, leadership positions in the finance industry and M.B.A. with high honors from the University of Chicago qualify him for service as a member of our Board of Directors and add value to our company.

Paul S. Levy, age 63, joined our Board in 2007. Mr. Levy is a Managing Director of JLL Partners, which he founded in 1988. Prior to founding JLL Partners, Mr. Levy was a Managing Director at Drexel Burnham Lambert, an investment bank, where he was responsible for the firm’s restructuring and exchange offer business in New York. Previously, Mr. Levy was Chief Executive Officer of Yves Saint Laurent Inc., New York, a fashion and cosmetics company, Vice President of Administration and General Counsel of Quality Care, Inc., a home healthcare company and an attorney at Stroock & Stroock & Lavan LLP. Mr. Levy also serves on the boards of Builders FirstSource, Inc., PGT, Inc., PharmaNet Development Group, Inc., Education Affiliates, Inc., ACE Cash Express, Inc., CHI Overhead Doors, Inc., MCS Holdings, Inc. and IASIS Healthcare, LLC. Mr. Levy

is a director of J.G. Wentworth, LLC and J.G. Wentworth, Inc., which is the managing member of JGW Holdco, LLC. In May 2009, J.G. Wentworth LLC, J.G. Wentworth, Inc., and JGW Holdco, LLC filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Mr. Levy previously served as a director of Hayes Lemmerz International, Inc., which filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2001, as a director of New World Pasta Company, which filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2004 and as director of Motor Coach Industries International, Inc., which filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2008. Mr. Levy holds a Bachelor of Arts degree from Lehigh University, where he graduated summa cum laude and Phi Beta Kappa, and a Juris Doctor degree from the University of Pennsylvania Law School. He also holds a Certificate from the Institute of Political Science in Paris, France. Our Board has previously determined that Mr. Levy’s extensive service on boards of directors, executive experiences and his academic achievements and legal education qualify him for service as a member of our Board of Directors and add value to our company.

Thomas S. Taylor, age 53, joined our Board in 2007. Mr. Taylor is a Managing Director of JLL Partners, which he joined in May 2005. From July 2004 to May 2005, Mr. Taylor served as a Business Strategy Consultant at the Hartford Financial Services Group, Inc., an insurance and financial services provider. Previously, Mr. Taylor was President and Chief Executive Officer of EPIX Holdings Corporation, a human resource outsourcer and Chief Financial Officer of Colorado Prime Corporation, a gourmet home food service provider. He has held various positions at Kraft Foods Inc. and Price Waterhouse (now PricewaterhouseCoopers LLP). Mr. Taylor also serves on the boards of Medical Card Systems, Inc., First Community Bank NA and FC Holdings Inc. Mr. Taylor holds a Bachelor of Science degree from Miami University of Ohio and a Master of Business Administration degree from University of Notre Dame, where he was class valedictorian. Our Board has previously determined that Mr. Taylor’s service on boards of directors, executive experiences and graduation as valedictorian from his M.B.A. class qualify him for service as a member of our Board of Directors and add value to our company.

Daniel Agroskin, age 34, joined our Board in 2009. Mr. Agroskin is a Principal of JLL Partners, which he joined in August 2005. Prior to joining JLL Partners, Mr. Agroskin worked at JP Morgan Partners, a private equity investment firm, and in Merrill Lynch’s Mergers and Acquisitions Group. Mr. Agroskin is also a director on the boards of PGT, Inc and PharmaNet Development Group, Inc. Mr. Agroskin holds a Bachelor of Arts degree from Stanford University and a Masters of Business Administration degree from the Wharton School of the University of Pennsylvania. Our Board has previously determined that Mr. Agroskin’s extensive experience in the finance industry and M.B.A. from the Wharton School qualify him for service as a member of our Board of Directors and add value to our company.

Joaquín B. Viso, age 69, joined our Board in 2004, on which he served until April 29, 2009 and re-joined on December 4, 2009. From August 2005 to December 2006, Mr. Viso served as Chairman of Patheon Puerto Rico, Inc. (“Patheon P.R.”), formerly known as MOVA Pharmaceutical Corporation, which he founded in 1986. From December 2004 to August 2005, Mr. Viso served as President and Chief Executive Officer of Patheon P.R. Prior to founding Patheon P.R., Mr. Viso was with SmithKline Beecham (now GlaxoSmithKline) for 16 years, where he held various senior management positions, including President and General Manager of Glaxo’s operations in Puerto Rico from 1978 to 1986. Currently, he is Chairman of MC-21 Corporation, and a director of Genomas, Inc., a privately held company engaged in the field of DNA-Guided Medicine. Mr. Viso is also a controlling shareholder of Alara Pharmaceutical Corporation, which has two contractual commercial relationships with Patheon P.R. Mr. Viso holds a Bachelor of Science in Mechanical Engineering from the University of Puerto Rico and a Master of Science in Engineering from the University of Michigan. Our Board has previously determined that Mr. Viso’s service to our company and extensive experience in the pharmaceutical industry qualify him for service as a member of our Board of Directors and add value to our company.

Derek J. Watchorn, age 68, joined our Board in 1998. Since November 2009, Mr. Watchorn has served as a senior advisor to Armadale Company Ltd. (“Armadale”), a privately held company based in Ontario, Canada, in connection with the proposed redevelopment of the Buttonville Airport lands located in the greater Toronto area.

Mr. Watchorn is also currently a member of the Management Committee formed by the joint venture between the Cadillac Fairview Corporation and Armadale to undertake this redevelopment. From January 2007 to June 2009, Mr. Watchorn served as President, Chief Executive Officer and director of Revera Inc., a provider of accommodation and care for seniors. From October 2004 to January 2007, Mr. Watchorn served as President, Chief Executive Officer and a trustee of Retirement Residences Real Estate Investment Trust, also a provider of accommodation and care for seniors, which was acquired by Revera Inc. in January 2007. From October 2004 to December 2007, Mr. Watchorn also held a position as a trustee of IPC US Real Estate Investment Trust, an asset and property management trust. He served as Executive Vice-President, Strategic Initiatives, of Canary Wharf Group plc, a commercial property company, in London, England from January 2003 to June 2004 and as Executive Director of TrizecHahn Europe plc from 1999 until 2001. Before and after his senior management roles in Europe, Mr. Watchorn was a senior partner of the law firm Davies Ward Phillips & Vineberg LLP. Mr. Watchorn is currently a director of Timbercreek Mortgage Investment Corporation, a mortgage loan investment company. Mr. Watchorn holds an LL.B. from the University of Toronto. Our Board has previously determined that Mr. Watchorn’s executive and legal experiences qualify him for service as a member of our Board of Directors and add value to our company.

Brian G. Shaw, age 57, joined our Board in 2009. Mr. Shaw is an experienced financial industry executive with particular expertise in capital markets and investing activities. From December 2004 to February 2008, Mr. Shaw served as Chief Executive Officer and Chairman of CIBC World Markets, the wholesale banking arm of a leading North American financial institution (“CIBC World”). In addition, from 2002 to December 2004, Mr. Shaw served as the head of CIBC World’s Global Equities Division. Mr. Shaw is currently a director of two privately held companies, Eco-Energy China Group Inc., a biodiesel production company, and Ivey Canadian Exploration, Ltd., a natural resources exploration company. Mr. Shaw is a Chartered Financial Analyst (“CFA”) and currently serves as a director of the Toronto CFA Society. He also holds a Master of Business Administration degree from the University of Alberta. Our Board has previously determined that Mr. Shaw’s executive experiences in the financial services industry, his CFA status and service as a director of the Toronto CFA Society and his educational background in business administration qualify him for service as a member of our Board of Directors and add value to our company.

David E. Sutin, age 58, joined our Board in 2011. Since May 2008, Mr. Sutin has been a private investor and Managing Partner of Quest Partners Ltd., a financial advisory boutique that serves small and medium companies in North America. From 2001 to April 2008, Mr. Sutin was a self-employed consultant, providing private investing and financial advisory services. Until 2001, Mr. Sutin was Executive Vice President of Harrowston Inc., a private equity firm. Mr. Sutin has over 30 years experience in corporate and real estate investment activity, including acquisitions, divestitures, public and private debt and equity financings, financial restructurings and operational turnarounds. Mr. Sutin is a director of Sun Gro Horticulture Inc., where he serves as Chair of the Audit Committee, and Gilda’s Club Greater Toronto. Mr. Sutin holds a Bachelor of Arts degree and Masters of Business Administration degree from York University. Our Board has previously determined that Mr. Sutin’s extensive corporate and financial advisory and investment experience, service on boards of directors and M.B.A. qualify him for service as a member of our Board of Directors and add value to our company.

Item 6.	Executive Compensation.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes our executive compensation philosophy, components and policies, including analysis of the compensation earned by our named executive officers for fiscal 2010 as detailed in the accompanying tables.

The following executives were our named executive officers for fiscal 2010:

Name	Position
Wesley P. Wheeler	President and Chief Executive Officer (until November 30, 2010)
Eric W. Evans	Chief Financial Officer
Peter T. Bigelow	President, North American Operations and (between December 1, 2010 and February 6, 2011) Interim Chief Executive Officer
Doaa A. Fathallah	Executive Vice President, General Counsel and Corporate Secretary
Geoffrey M. Glass	Executive Vice President, Global Strategy, Sales and Marketing

Mr. Wheeler’s employment with us terminated as of November 30, 2010. Ms. Fathallah ceased serving as Executive Vice President, General Counsel and Corporate Secretary as of March 10, 2011 and will be leaving our company. Mr. Bigelow served as our Interim Chief Executive Officer until we appointed our current Chief Executive Officer, James C. Mullen, on February 7, 2011.

Executive Summary

•

Setting Fiscal 2010 Compensation. In making compensation decisions for fiscal 2010, our Compensation and Human Resources Committee (our “CHR Committee”) took into account a number of factors, including the difficult economic environment, the intense competition that we face and our ongoing restructuring programs, each of which places significant demands on our executive officers.

•

Elements of Compensation. Consistent with our philosophy that executive compensation should incentivize our executive officers to enhance shareholder value, each of our executive officers is compensated with base salary, short-term cash incentives and long-term incentives tied to the value of our restricted voting shares, as well as (to a lesser extent) perquisites and personal benefits, retirement benefits and termination and change of control benefits.

•	Key Compensation Decisions During Fiscal 2010. Our CHR Committee and our Board made the following key executive compensation decisions for fiscal 2010:

•	We reviewed our base salaries against the market and made targeted adjustments where appropriate based on a combination of market analysis, merit and retention objectives

•	We approved a cash incentive plan for fiscal 2010 designed to focus our executive officers on achieving both corporate and individual goals to grow our business.

•	We engaged Mercer to assist us in redesigning our long-term incentive compensation program to better align with our long-term objectives of creating shareholder value.

Compensation Philosophy and Objectives

Our compensation philosophy is based on pay for performance. We reward our executive officers for delivering superior performance that contributes to our long-term success and the creation of shareholder value.

The objectives of our compensation program are to:

•	attract and retain qualified and experienced individuals to serve as executive officers;

•	align the compensation level of each executive officer with his or her level of responsibility;

•	motivate each executive officer to achieve short and long-term corporate goals;

•	align the interests of executive officers with those of shareholders; and

•	reward executive officers for excellent corporate and individual performance.

Process for Determining Executive Compensation

Role of Our CHR Committee and Board

Our CHR Committee and Board share responsibility for determining executive compensation. Our Board’s involvement in the executive compensation process reflects its desire to oversee compensation decisions regarding our executive officers, particularly our Chief Executive Officer. Accordingly, our CHR Committee makes recommendations regarding, and our Board approves, our executive compensation policies and programs, the compensation of our CEO and the grant of equity awards. Our CHR Committee is solely responsible for approving the compensation of our executive officers other than our CEO and for establishing and approving payments under our annual cash incentive plan and for reporting such decisions to our Board.

Role of Executive Officers

Other than providing input into their individual performance objectives, neither our Chief Executive Officer nor our other executive officers have any role in recommending or setting their own compensation. Our Chief Executive Officer makes recommendations to our CHR Committee regarding the compensation of our other executive officers and provides input regarding executive compensation programs and policies generally.

Role of Compensation Consultants

In the first quarter of fiscal 2010, due to the hiring or relocation of a number of executive officers at our U.S. headquarters in Research Triangle Park, North Carolina, we engaged Mercer to advise us regarding our long-term incentive compensation program. Under the terms of its engagement, and in collaboration with us, Mercer:

•

constructed a custom peer group of publicly traded companies with U.S. operations that are similar to us in terms of revenue size, industry and operating characteristics to be used to gather market data on existing long-term incentive programs (the “Mercer Peer Group”);

•	reviewed typical long-term incentive practices (vehicles, mix, program details) of companies in the Mercer Peer Group;

•	summarized program details of companies in the comparable group based on publicly available information;

•

compared and contrasted our long-term incentive compensation programs with respect to use and mix of vehicles (such as options, restricted stock and performance shares) and measures, leverage, and other general program design parameters;

•	compiled and summarized general market and industry specific trends in incentive plan design;

•	assessed the existing long-term incentive compensation program relative to market data, emerging trends and best practices;

•	developed alternative long-term incentive compensation program design changes for further consideration based on internal considerations and market data; and

•	developed program design specifics pertaining to vesting conditions, termination scenarios and other administrative issues.

As a result of Mercer’s engagement, we redesigned our long-term incentive compensation program during fiscal 2010. The impact of this redesign on fiscal 2010 compensation is discussed below.

Elements of Compensation

Our overall executive compensation program includes the following major elements:

Element	Form	Performance Period	Determination
Base Salary	Cash	One year	Reviewed against peers and further adjusted based on individual performance

Short-Term Incentives	Annual Cash Incentive Bonus	One year	Subject to our performance against pre-determined corporate objectives Also based on individual achievement of personal performance objectives

Long-Term Incentives	Stock Options	Generally vest over five years: 1/5 on each of the five anniversaries of the grant date

Based on share price appreciation up to a 10-year term with vesting typically over the initial five years

Exercise price based on weighted-average market price of restricted voting shares during the two trading days immediately preceding grant date

Final value is based on market value at time of exercise relative to the exercise price

Perquisites	Relocation expenses and incentives, automobile allowances, health and sports club memberships, education allowances, enhanced medical, dental, life insurance and disability benefits, executive allowances	Provided in connection with executive recruitment and retention program	Based on individually negotiated terms of employment or as introduced from time to time to enhance executive retention

Broad-Based Benefits	Health, dental, retirement, life insurance and disability	Ongoing	Consistent with the broad-based benefits offered by other multinational organizations

Termination/ Change of Control Benefits	Severance and related benefits in connection with certain terminations and changes of control	Provided in connection with specified events	Based on individually negotiated terms of employment or as introduced from time to time to enhance executive retention

Factors Considered in Making Individual Pay Decisions

Compensation Elements

At this time, we do not target a specific mix of executive compensation by allocating total compensation between cash and noncash pay, between current and long-term pay or among different types of long-term incentive awards. The profile of our executive compensation is driven by decisions made for each component of pay separately, which we intend to be appropriately competitive, as well as the impact of our decisions on total compensation. However, consistent with our compensation philosophy, our CHR Committee believes that a significant portion of each named executive officer’s compensation will be at risk.

Role of Company and Individual Performance

Our compensation philosophy is based on pay for performance. We reward our executive officers for delivering superior performance that contributes to our long-term success and the creation of shareholder value. In measuring such performance, we consider the achievement of both corporate and individual goals.

We reward significant contributions by our executive officers through salary increases, payments under our annual cash incentive plans and through long-term equity awards. In particular, our 2010 Annual Performance Incentive Plan (the “2010 Incentive Plan”) was designed to focus our executive officers on the achievement of both corporate and individual performance objectives. The corporate performance objectives under our 2010 Incentive Plan were recommended to our CHR Committee by our Chief Executive Officer and approved (with appropriate changes) by our CHR Committee.

The individual performance objectives under our 2010 Incentive Plan were determined by our CHR Committee in consultation with our Chief Executive Officer. Our Chief Executive Officer submitted individual performance objectives for our executive officers (who had input into the determination of their individual objectives), other than himself, to our CHR Committee. Our CHR Committee reviewed the submitted individual performance objectives and approved them with such changes as it believed appropriate. No individual performance objectives were established for our Chief Executive Officer under our 2010 Incentive Plan.

Internal Pay Equity

We consider internal pay equity when setting compensation for our executive officers. Although we have not established a policy regarding the ratio of total compensation of the Chief Executive Officer to that of the other executive officers, we do review compensation levels to ensure that appropriate equity exists between our CEO and our other executive officers, as well as among our executive officers (other than the CEO). Differences in compensation among our named executive officers are attributable to differences in levels of experience, performance and market demand for executive talent.

Fixed Compensation—Base Salary

Overview

Base salary is intended to reflect the skills, competencies, experience and performance of each named executive officer. Base salary levels also are targeted to be comparable to salaries offered for positions involving similar responsibilities and complexity at other companies. Competitive base salaries enable us to attract and retain qualified individuals to serve as named executive officers. Base salary also aligns the compensation level of each named executive officer to his or her level of responsibility. Base salaries are adjusted annually where appropriate based on levels of responsibility and sustained performance. Base salary is linked to other elements of compensation such as the annual cash incentive bonus, certain retirement plan benefits and termination and change of control benefits.

Fiscal 2010 Base Salaries

During fiscal 2010, we conducted a review of the base salaries of our Chief Executive Officer, Chief Financial Officer and other executive officers. As part of this review, we considered a survey published by Radford, the Radford Global Life Sciences salary survey, as a source of competitive data to ascertain market compensation levels. For benchmarking purposes, our CHR Committee selected base salary data from the survey for companies with greater than 500 employees (the “Radford Peer Group”). A list of these companies can be found in Appendix A to this registration statement. We used this survey because we generally compete for talent with life sciences companies of all sizes from around the world. The purpose of this review was not to target any particular named executive officer’s base salary to a specific market percentile or range. Instead, we sought to ascertain generally whether the amounts of our named executive officers’ base salaries were reasonably sufficient and appropriate to retain such executives, reward them for their contributions and incentivize them to advance our business objectives and the interests of our shareholders. As more fully discussed below, following this review, we made selective adjustments as appropriate.

The key salary decisions made during fiscal 2010 for our named executive officers were as follows:

•

Wesley P. Wheeler. Our CHR Committee determined that an increase in our Chief Executive Officer’s annual base salary from $600,000 to $650,000 was appropriate to bring his salary closer to the median chief executive officer salary from the Radford Peer Group; in light of the CEO’s individual merit, performance and lack of a salary increase since he was hired; and within our available budget. Following the base salary increase, Mr. Wheeler’s annual base salary approximated 77% of the Radford Peer Group median.

•

Eric W. Evans. Our CHR Committee (based on a recommendation by our CEO) recommended that Mr. Evans, our Chief Financial Officer, receive an increase in his annual base salary from $350,000 to $371,000 to begin aligning his base salary more closely with the median chief financial officer salary in the Radford Peer Group. In recommending this salary increase, our Chief Executive Officer also took into account our available budget, Mr. Evans’s individual merit, the fact that Mr. Evans had not had a salary increase since fiscal 2008 and considerations regarding internal pay equity. Following the base salary increase, Mr. Evans’s annual base salary approximated 100% of the Radford Peer Group median.

•

Peter T. Bigelow. Mr. Bigelow was hired during fiscal 2010, and his salary was based on the amount we determined was appropriate for an individual with his experience and skills and necessary to induce him to join our company. Accordingly, we did not consider the Radford Peer Group data when determining his initial salary, and he did not receive any base salary increase as a result of the salary review. Mr. Bigelow’s annual base salary approximated 120% of the Radford Peer Group median.

•

Doaa A. Fathallah. We increased Ms. Fathallah’s annual base salary in connection with her promotion in December 2009 in light of her performance and increased responsibilities. In connection with this salary increase, we did not engage in any benchmarking of her salary against the salaries of similarly situated executive officers at other companies. The base salary review revealed revealed that Ms. Fathallah’s annual base salary, as previously adjusted, approximated 100% of the Radford Peer Group median. Following this review, our CHR Committee determined (consistent with the recommendation of our CEO) not to further adjust Ms. Fathallah’s base salary.

•

Geoffrey M. Glass: We did not provide Mr. Glass a base salary increase during fiscal 2010. The base salary review revealed that Mr. Glass’s annual base salary approximated 87% of the Radford Peer Group median. Following this review, our CHR Committee determined (consistent with the recommendation of our CEO) not to adjust Mr. Glass’s base salary.

Variable Compensation—Short-Term and Long-Term Incentives

The variable elements of our compensation include short-term incentives in the form of an annual cash incentive bonus and long-term incentives in the form of stock options. The level of variable compensation offered to our named executive officers is determined, in part, based on an overall assessment of our business performance, including achievement against stated corporate objectives.

Short-Term Incentive—Annual Cash Incentive Bonus

Overview

Under our 2010 Incentive Plan approved by our CHR Committee, our named executive officers and other members of our senior management may receive cash incentive bonuses based on certain performance criteria, subject to certain prescribed limits. The annual cash incentive bonus is intended to motivate our named executive officers to achieve short-term corporate and individual goals and to ultimately reward them for excellent corporate and individual performance.

2010 Bonus Opportunity

Target awards under our 2010 Incentive Plan are set forth in each named executive officer’s employment agreement. All of our named executive officers, other than Mr. Wheeler, have a target bonus of 45% of base salary. Mr. Wheeler had a target bonus of 100%. We believe that maintaining the same target bonuses for each of our named executive officers other than our CEO appropriately rewards their performance, is consistent with principles of pay equity and helps us attract and retain the executives we need to run our business. Accordingly, in connection with her promotion in December 2009, we increased Ms. Fathallah’s target bonus from 40% to 45% of her base salary.

For fiscal 2010, the annual cash incentive bonus for our named executive officers and other members of senior management was based on the achievement of certain specified financial, transaction and individual objectives established by our CHR Committee and CEO at the beginning of fiscal 2010. Our CHR Committee approved the various weights allocated to the different financial performance objectives under our 2010 Incentive Plan to incentivize contributions by our named executive officers both to our overall corporate performance and to the areas of our business for which they are primarily responsible. In addition, our CHR Committee determined that part of the bonus opportunity should be based on the achievement of individual objectives to focus our named executive officers to execute on projects without an immediately quantifiable financial impact but that would contribute to both our short-term and long-term success.

The following table sets forth the weightings assigned to different performance objectives for each of our named executive officers:

Name and Position	Corporate Adjusted EBITDA	Region/ Division Adjusted EBITDA	Region/ Division Revenue	PDS New Business	Commercial Technology Transfers	Individual Objectives
Wesley P. Wheeler	80%	—	—	—	—	20%
President and Chief Executive Officer (until November 30, 2010)

Eric W. Evans	80%	—	—	—	—	20%
Chief Financial Officer

Doaa A. Fathallah	70%	—	—	—	—	30%
Executive Vice President, General Counsel and Corporate Secretary (until March 10, 2011)

Geoffrey M. Glass	35%	—	—	17.5%	17.5%	30%
Executive Vice President, Global Strategy, Sales and Marketing

Peter T. Bigelow	20%	50%	20%	—	—	10%
President, North American Operations and (between December 1, 2010 and February 6, 2011) interim Chief Executive Officer

Financial Objectives

Corporate Adjusted EBITDA is defined as income (loss) from continuing operations before repositioning expenses, interest expense, foreign exchange losses reclassified from other comprehensive income, refinancing expenses, gains and losses on sale of fixed assets, gain on extinguishment of debt, income taxes, asset impairment charge, depreciation and amortization and other non-cash expenses, with additional adjustments for foreign currency exchange differences versus budgeted exchange rates and other one-time non-operating expenses. Region/Division Adjusted EBITDA is defined consistent with the definition of Corporate Adjusted EBITDA, except that it is calculated based on the revenues and expenses of a particular region, as applicable. Region/Division Revenue is defined as net revenue for a particular region. Mr. Bigelow’s region for purposes of our 2010 Incentive Plan was North America, including Puerto Rico. PDS New Business represents the value of sales for new pharmaceutical development business. Commercial Technology Transfers represent the number of signed agreements for services related to the transfer of manufacturing of approved, commercial products to Patheon’s facilities.

Under our 2010 Incentive Plan, if threshold Corporate Adjusted EBITDA of 90% of target were not met, there would be no payout under the Plan. If the threshold Region/Division Adjusted EBITDA of 90% of target were not met, there would be no payout relating to Region Adjusted EBITDA or Region/Division Revenue performance. If threshold PDS New Business of 80% of target were not met, there would be no payout relating to PDS New Business performance. If threshold Commercial Technology Transfers of 80% of target were not met, there would be no payout relating to Commercial Technology Transfers performance. If performance were to fall between threshold and target or if performance were to fall between target and maximum, payout factors would be interpolated on a straight-line basis.

In setting the financial targets under our 2010 Incentive Plan, our CHR Committee focused on establishing targets for which attainment was not assured and which would require significant effort on the part of our named executive officers. For fiscal 2010, target Corporate Adjusted EBITDA, Region/Division Adjusted EBITDA and Region/Division Revenue were based on our internal operating budget. The target amounts for PDS New Business and Commercial Technology Transfers were based on our internal sales goals as established by our sales and marketing division and approved by our Chief Executive Officer and Chief Financial Officer.

The following table shows the payout percentages related to the achievement of consolidated corporate financial goals (Corporate Adjusted EBITDA) under our 2010 Incentive Plan:

Corporate Adjusted EBITDA
	Goal	Performance (% of Target)	Payout Factor	Payout (% of Target Bonus)
Threshold	$83.8 million	90%	0.5x	50%
Target	$93.2 million	100%	1.0x	100%
Maximum	$111.8 million	120%	1.75x	175%

The following tables shows the payout percentages related to the achievement of regional financial goals (Region/Division Adjusted EBITDA and Region/Division Revenue) under our 2010 Incentive Plan:

North America (including Puerto Rico) Region/Division Adjusted EBITDA
	Goal	Performance (% of Target)	Payout Factor	Payout (% of Target Bonus)
Threshold	$48.7 million	90%	0.5x	50%
Target	$54.1 million	100%	1.0x	100%
Maximum	$64.9 million	120%	1.75x	175%

North America (including Puerto Rico) Region/Division Revenue
	Goal	Performance (% of Target)	Payout Factor	Payout (% of Target Bonus)
Threshold	$315.8 million	90%	0.5x	50%
Target	$350.9 million	100%	1.0x	100%
Maximum	$421.0 million	120%	1.5x	150%

The following tables show the payout percentages related to the achievement of PDS sales targets (PDS New Business and Commercial Technology Transfers) under our 2010 Incentive Plan:

PDS New Business
	Goal	Performance (% of Target)	Payout Factor	Payout (% of Target Bonus)
Threshold	$88.0 million	80%	0.8x	80%
Target	$110.0 million	100%	1.0x	100%
Maximum	$132.0 million	120%	1.5x	150%

Commercial Technology Transfers
	Goal	Performance (% of Target)	Payout Factor	Payout (% of Target Bonus)
Threshold	19	80%	0.8x	80%
Target	25	100%	1.0x	100%
Maximum	30	120%	1.5x	150%

Individual Objectives

In addition to corporate and/or financial objectives, a component of each of our named executive officer’s bonus eligibility was based on the achievement of individual objectives. The individual goals were weighted in significance, totaling up to 100% of the individual award opportunity for the fiscal year. The threshold performance for the individual objectives was 80%, with a payout of 50% of target; target and maximum performance were each 100%, with a payout of 100% of target.

Individual objectives for each named executive officer (other than Mr. Wheeler, for whom individual objectives were not established in fiscal 2010) include individual performance goals specific to such individual or his or her area of responsibility, as follows:

•

Eric W. Evans. Mr. Evans’s individual objectives included supporting corporate initiatives, including new business development, financings, corporate development and cost reduction; supporting financial process improvement initiatives; and improving our financial planning and forecasting processes.

•

Peter T. Bigelow. Mr. Bigelow’s individual objectives included stabilizing and improving operational performance at two Puerto Rican sites, establishing customer relationships, developing specific strategies for North American operations, strengthening and developing the North American leadership team and enhancing usage of key performance indicators.

•

Doaa A. Fathallah. Ms. Fathallah’s individual objectives included completing our 2010 financing objectives, completing our corporate restructuring, providing support in connection with building a new facility, developing new incentive plans for sites in certain regions and working with the Puerto Rican government to obtain governmental funding incentives.

•

Geoffrey M. Glass. Mr. Glass’s individual objectives included completing certain business transactions; overseeing the development and implementation of a sales management, reporting and communication system; and overseeing the production and implementation of new marketing materials for the business.

2010 Incentive Plan Results

The following table shows the percentage of achievement of the financial objectives applicable to our named executive officers for fiscal 2010:

Financial Objective	Target	Actual	Achievement (%)
Corporate Adjusted EBITDA	$93.2 million	$91.7 million	98.4%
North American (including Puerto Rican) Adjusted EBITDA	$54.1 million	$44.0 million	81.3%
North American (including Puerto Rican) Revenue	$348.8 million	$335.3 million	96.1%
PDS New Business	$110.0 million	$91.4 million	83.1%
Commercial Technology Transfers	25	15	60.0%

Accordingly, because we exceeded our threshold Corporate Adjusted EBITDA goal of 90%, all of our named executive officers were eligible for payouts under our 2010 Incentive Plan. Although Mr. Wheeler was not employed on the date bonuses were paid, his separation agreement provided that he would remain eligible for a bonus under the 2010 Incentive Plan (see—“Termination and Change in Control Benefits”). In addition, our CHR Committee determined that all of our named executive officers, other than Mr. Wheeler, met their individual performance objectives for fiscal 2010 such that they were eligible for a full payout related to achievement of those objectives. Because specific individual performance goals were not established for Mr. Wheeler, the Board, in its sole discretion, reviewed Mr. Wheeler’s performance in general and determined that no amount should be awarded in respect of his individual performance component of the 2010 Incentive Plan. As we did not achieve the minimum 80% threshold of Commercial Technology Transfers, no payments were made to Mr. Glass in respect of this performance target.

The following table shows the payouts made to each of our named executive officers under the Plan:

Name	Target Bonus Opportunity	Target Fiscal 2010 Bonus ($)	Actual Fiscal 2010 Bonus ($)
Wesley P. Wheeler	100%	625,000	460,000
Eric W. Evans	45%	162,225	151,843
Peter T. Bigelow	45%	143,438	40,736
Doaa A. Fathallah	45%	183,141	172,885
Geoffrey M. Glass	45%	158,437	121,589

Long-Term Incentives—Incentive Stock Option Plan

Overview

Long-term incentives are intended to motivate our named executive officers to achieve long-term corporate goals and to ultimately reward them for excellent corporate performance. Long-term incentives do not influence any other element of compensation.

Prior to fiscal 2010, we provided long-term incentives in the form of performance share units under our performance share unit plan and stock options under our amended and restated incentive stock option plan (our “Incentive Stock Option Plan”). Under our performance share unit plan, participants were entitled to a cash payment for each performance share unit equivalent to the market price of one of our restricted voting shares. Performance share units were settled solely for cash; we did not issue any equity under the performance share unit plan.

Further to the work conducted by Mercer and taking into account the practices of the Mercer Peer Group, in fiscal 2010 we determined that our long-term incentive program would no longer consist of performance share units and instead would be comprised solely of option grants under our Incentive Stock Option Plan. As part of its review, Mercer constructed the Mercer Peer Group, which consists of publicly traded companies with U.S. operations that are similar to us in terms of revenue size, industry and operating characteristics. The companies comprising the custom peer group were as follows: Albany Molecular Research, Inc., Cambrex Corporation, Catalent Pharma Solutions, Inc., Cephalon, Inc., Charles River Laboratories International, Inc., Royal DSM N.V., Hospira, Inc., ICON plc, inVentiv Health, Inc., Kendle International Inc., Lonza Group Ltd., Nordian Inc., PAREXEL International Corporation and Pharmaceutical Product Development, Inc.

Based on the recommendation from Mercer, our CHR Committee determined that stock options are preferable to performance share units because stock options (i) better align our long-term incentive program with our shareholders’ interests; (ii) are a more competitive form of long-term executive compensation; (iii) reduce the volatility in earnings that result from issuance of performance shares, which are treated as liability awards under applicable accounting literature and are thus marked to market each fiscal quarter; and (iv) do not require us to make additional cash payments to our named executive officers.

Fiscal 2010 Grants

To assist our CHR Committee and Board in determining the structure of our fiscal 2010 stock option awards to our named executive officers, Mercer used the Mercer Peer Group to obtain a general understanding of the equity award practices of comparable companies and to make recommendations to us regarding our equity compensation program. Based on its evaluation of the Mercer Peer Group, and having considered factors unique to our company, such as the price of our restricted voting shares and quantity of shares available to grant, Mercer recommended option grants for each of our named executive officers, in the following amounts: Mr. Wheeler (385,000), Mr. Evans (110,000), Mr. Bigelow (120,000), Ms. Fathallah (90,000) and Mr. Glass (90,000). Based on Mercer’s recommendation, in March 2010, we made option grants in these amounts to each of these executives.

One of the guiding principles for the proposed grants was to provide our executive officers a substantial equity-based stake in our company. However, Mercer noted that, based on management’s analysis of the number of shares available under our Incentive Stock Option Plan, the recommended option grants more closely approximated annual grants rather than larger, one-time grants intended to cover multiple years. Nonetheless, our CHR Committee believed that these grants were an appropriate first step in providing our named executive officers with a substantial equity-based stake in our company. It also believed, however, that it would be desirable to evaluate further whether additional options could be granted within our budgetary constraints and determined to consider granting additional options in June 2010.

In June 2010, upon further discussion and consideration of the feasibility of making additional option awards to our executive officers, our CHR Committee recommended, and our Board approved, additional grants to certain of our named executive officers, in the following amounts: Mr. Evans (135,000), Ms. Fathallah (157,000) and Mr. Glass (107,000). In granting these options, in addition to incentivizing long-term performance through the provision of a substantial equity-based stake in our company, our CHR Committee and Board sought to promote internal equity among our executive officers with respect to total option holdings, taking into account their respective positions. Additional option awards were not granted to Mr. Wheeler or Mr. Bigelow at such time because our CHR Committee and Board determined that, in light of the new hire awards previously made to these executives, these executives had already received adequate aggregate option awards in comparison to our other executive officers. In making its determinations regarding the June 2010 grants, our CHR Committee did not request Mercer to provide—and Mercer did not provide—recommendations regarding the amount or structure of any additional equity awards.

These awards were designed to align the interests of our relatively new management team with our shareholders’ interests, while having regard to internal compensation equity among our executives. Our CHR Committee and Board determined that these stock option grants were in the best interests of our company to provide our named executive officers with a significant ownership potential that would further align their interests with those of our shareholders. Although Mercer had recommended granting options with three-year vesting provisions and seven-year expiration terms, in furtherance of our philosophy of using stock options as long-term incentives, we granted these options with five-year vesting provisions and ten-year expiration terms. We currently plan to continue to grant stock options with these extended terms.

In addition to the awards recommended by Mercer, we awarded stock options to Ms. Fathallah on her promotion to Executive Vice President, General Counsel and Corporate Secretary and made a new hire grant to Mr. Bigelow as part of our negotiated employment arrangement with him. We did not benchmark these grants against any peer companies or surveys; instead, we made these grants based on the levels we believed were appropriate to attract and retain the best executives for our company and to achieve compensation equity among executives at the same functional level.

Equity Award Grant Practices

Our stock option grant practices provide that we may not issue stock options during a blackout period as defined in our trading policies. Quarterly blackout periods begin two weeks before the end of each fiscal quarter and end at the close of business on the second business day following the public release of our quarterly or annual financial results. In addition, additional blackout periods are imposed to allow the receipt of material information by the market or in certain cases as determined by our CEO or General Counsel.

Perquisites and Personal Benefits

We provide certain perquisites and personal benefits to recruit and retain our named executive officers. The level of perquisites and personal benefits provided to our named executive officers does not influence any other element of compensation.

Our group benefits are intended to provide competitive and adequate protection in case of sickness, disability or death. We offer health, dental, pension or retirement, life insurance and disability programs to all of our employees on the same basis. In addition, our named executive officers receive certain enhanced benefits for medical, dental, vision, life insurance and disability, including premium waivers and enhanced coverage.

In addition to enhanced health, life insurance and related benefits, during fiscal 2010, our named executive officers also received automobile allowances (other than our CEO, who was provided with a general executive allowance). Certain executives also received relocation benefits and incentives (and related tax gross-ups) to offset the cost of their relocation to our U.S. headquarters. In addition, our General Counsel received a relocation benefit to offset the higher cost of living due to her foreign assignment in Zug, Switzerland, as well as travel and education allowances in connection with her foreign assignment. We also provided social and sports memberships to our CEO.

Recent Compensation Decisions Related to our Chief Executive Officer

On February 7, 2011, we entered into an employment agreement with James C. Mullen. Mr. Mullen commenced his duties as Chief Executive Officer effective February 7, 2011, at a base salary of $900,000 per year. Under his employment agreement, Mr. Mullen is eligible for a target bonus of not less than 100% of his annual base salary based on achieving 100% of the financial and other targets recommended by him and approved by our Board. Mr. Mullen’s employment agreement also provides that for fiscal 2011 his performance bonus will be no less than 50% of his annual base salary, pro-rated from the effective date of the agreement. In addition, we granted Mr. Mullen an initial stock option award of 5,000,000 options on March 14, 2011. These options vest in five annual installments commencing on the first anniversary of the effective date of Mr. Mullen’s employment agreement and have a ten-year term. Other key provisions of his employment agreement are described in “—Termination and Change in Control Benefits.”

Benefits Relating to Termination and Change in Control

Our named executive officers are covered by termination and change in control provisions in their employment agreements. The events that trigger payment under these arrangements were determined through the negotiation of the applicable employment agreement. In addition, our Incentive Stock Option Plan and certain of the award agreements entered into thereunder contain change in control provisions. These provisions were designed to prevent additional investments by JLL Patheon Holdings from triggering the change in control provisions. See “—Termination and Change in Control Benefits,” below.

Risk Management

Our CHR Committee and our Board endeavor to design our compensation programs to help ensure that these programs do not encourage our executive officers to take unnecessary and excessive risks that could harm our long-term value. We believe that the following components of our executive compensation program, which are discussed more fully above, discourage our executive officers from taking unnecessary or excessive risks:

•	Base salaries and personal benefits are sufficiently competitive and not subject to performance risk.

•	We have increased the vesting period of our stock option awards from three years to five years to better align our executives’ interests with the long-term interests of our shareholders.

•	We have amended our Incentive Stock Option Plan to reduce the exercise period for options following an employee’s termination of employment.

•	Corporate and individual performance objectives for our executive officers are generally designed to be achievable with sustained and focused effort.

•

Minimum thresholds apply to all components of our annual incentive plans for both (i) the funding of the plans and (ii) payout levels of performance objectives, including individual performance objectives.

•	Our annual incentive plans are, subject to local legislation, discretionary, and we have documented our reserved right to amend or discontinue our incentive plans at any time with or without notice.

•	In order for an employee to receive a payout under one of our annual incentive plans, he or she must be employed at the time of payout, unless our Board determines otherwise.

•

In order for an employee to be an eligible participant in one of our annual incentive plans, he or she must have completed at least three months of active employment with us prior to the applicable fiscal year’s end.

Tax and Accounting Considerations

Tax and accounting considerations generally do not have a material impact on our compensation decisions. However, our CHR Committee does consider the accounting and cash flow implications of various forms of executive compensation. As discussed above, we no longer grant performance share units, in part because such units are settled in cash and, for accounting purposes, must be marked to market at the end of each fiscal quarter.

In our consolidated financial statements, we record salaries and bonuses as expenses in the amount paid or to be paid to the named executive officers. Accounting rules also require us to record an expense in our consolidated financial statements for stock option awards, even if such awards are not paid as cash to employees. Our CHR Committee believes that the many advantages of equity compensation more than compensate for the non-cash accounting expense associated with it.

Policy with Respect to Short-Term Trading and Short Selling

Under our trading policy, except with prior approval of our Chief Executive Officer or our General Counsel, our directors, officers and certain designated employees may not buy and sell, or sell and buy, our restricted voting shares within a six-month time period. Our directors, officers and certain designated employees are also prohibited from short selling our restricted voting shares.

Compensation Program Risk Assessment

We have conducted a risk assessment of our compensation policies and practices for all of our employees (not just our executive officers). Based on this review, we concluded that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us. Our risk assessment included a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control and the support of the programs and their risks to our strategy. Although we reviewed all compensation programs, we focused on the programs with variability of payout (e.g., short-term and long-term incentive programs), with the ability of a participant to directly affect payout and the controls on participant action and payout. As part of our review, we specifically noted the following factors that reduce the likelihood that excessive risk taking would have a material adverse effect on us: (i) a strong internal control structure, including business, legal and finance review of our customer contracts prior to entry into such contracts; (ii) payment to our employees of competitive base salaries and benefits that are not subject to performance risk; and (iii) a mix between cash and noncash and short-term and long-term compensation.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Wesley P. Wheeler	2010	625,000	—	532,188	460,000	102,133	1,719,321
Chief Executive Officer (until November 30, 2010)

Eric W. Evans	2010	360,500	—	335,031	151,843	32,003	879,377
Chief Financial Officer and Executive Vice President

Peter T. Bigelow	2010	318,750	100,000	442,338	40,736	76,299	978,123
President, North American Operations (and Interim Chief Executive Officer between December 1, 2010 and February 6, 2011)

Doaa A. Fathallah(6)	2010	415,281	—	400,436	172,885	198,781	1,187,383
Executive Vice President, General Counsel and Corporate Secretary (until March 10, 2011)

Geoffrey M. Glass	2010	350,000	—	269,434	121,589	210,997	952,020
Executive Vice President, Global Strategy, Sales and Marketing

(1)	We have entered into employment agreements with each of our named executive officers that set an initial base salary at the time of hire. Thereafter, base salary for our CEO is determined by our Board, and base salary for our other executive officers is determined by our CHR Committee. See “—Compensation Discussion and Analysis—Fixed Compensation—Base Salary.”
(2)	In fiscal 2010, Mr. Bigelow received a signing bonus of $100,000.
(3)

The amounts shown in this column represent the aggregate grant date fair value of awards granted during fiscal 2010 computed in accordance with FASB Accounting Standard Codification Topic 718 and do not

reflect the compensation actually received by the named executive officer. These award values have been determined based on certain assumptions, which are described in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock Based Compensation.”

(4)	This column reflects the amounts paid under our 2010 Incentive Plan. The amount shown for Ms. Fathallah’s non-equity incentive plan award represents the U.S. dollar equivalent of the amount of the bonus award calculated as a percentage of Ms. Fathallah’s base salary in Swiss Francs (“CHF”), based on the exchange rate in effect as of the last business day of fiscal 2010 of 1 USD to 0.9851 CHF. Mr. Wheeler’s bonus was paid pursuant to the terms of his separation agreement with us effective November 30, 2010. See “—Termination and Change in Control benefits.”
(5)	The amounts shown in this column represent company matching contributions to the 401(k) retirement plan, the cost of supplemental health and insurance benefits, the cost of automobile allowances, relocation expenses, tax gross-ups and other perquisites or personal benefits. Details are provided below in “—All Other Compensation Table.”
(6)	Until December 17, 2009, Ms. Fathallah’s employment agreement provided that she would receive a gross base salary of $300,000 per year, payable in CHF in 12 monthly installments based on an exchange rate of 1 USD equaling 1.2213 CHF. In connection with her promotion to Executive Vice President, General Counsel and Corporate Secretary, Ms. Fathallah’s annual base pay was increased to 400,000 CHF, payable in 12 monthly installments. The monthly exchange rates in the table below were used to calculate the U.S. dollar equivalents of amounts actually paid to Ms. Fathallah in CHF and reflected in the Summary Compensation Table.

Fiscal 2010: CHF to USD

11/1/09	12/1/09	1/1/10	2/1/10	3/1/10	4/1/10	5/1/10	6/1/10	7/1/10	8/1/10	9/1/10	10/1/10
0.9785	0.9944	0.9652	0.9464	0.9262	0.9484	0.9209	0.8641	0.9439	0.9323	0.9841	1.0267

All Other Compensation Table

The following table sets forth each component of the “All Other Compensation” column of the Summary Compensation Table for fiscal 2010.

Name	401(k) Matching Contribution($)	Cost of Supplemental Health and Insurance Benefits($)(1)	Cost of Automobile Allowance($)(2)	Relocation Expenses($)(3)	Other($)(4)	Tax Gross-Ups($)(5)	Total($)
Wesley P. Wheeler	13,800	9,123	—	24,083	46,828	8,299	102,133
Eric W. Evans	9,800	7,803	14,400	—	—	—	32,003
Peter T. Bigelow	2,849	10,510	10,800	29,093	—	23,047	76,299
Doaa A. Fathallah	—	19,485	36,639	94,876	47,781	—	198,781
Geoffrey M. Glass	1,750	9,991	14,400	121,602	—	63,254	210,997

(1)	The amounts in this column represent the incremental dollar value of medical, vision, dental, life and long-term disability insurance premiums paid by us on behalf of our named executive officers in fiscal 2010 above the amounts generally available to all employees, as well as supplemental health benefits, including enhanced medical benefits beyond those generally available to all employees, duplicate medical coverage in the United States and Switzerland for Ms. Fathallah, health and wellness allowances for Mr. Bigelow, Mr. Glass and Ms. Fathallah and executive physicals for Mr. Bigelow and Mr. Glass.
(2)	Some of our named executive officers receive a car allowance to pay for automobile-related expenses. The amounts in this column reflect the cost of such allowances. Ms. Fathallah’s automobile allowance represents the CHF equivalent of $30,000 based on an exchange rate of 1 USD equaling 1.2213 CHF.
(3)

In fiscal 2010, Mr. Wheeler, Mr. Bigelow and Mr. Glass received benefits pursuant to our executive relocation program. These amounts are taxable benefits, which are “grossed-up” based on the individual’s applicable tax rate. In addition, Ms. Fathallah received a relocation benefit pursuant to her employment agreement that was intended to offset the higher cost of living due to her foreign assignment in Zug, Switzerland. See “—Narrative Discussion of Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreements.”

(4)	For Mr. Wheeler, this amount represents his $25,000 general executive allowance to pay for the cost of an automobile, financial planning and additional insurance, as well as travel, sports club and other miscellaneous personal benefits. For Ms. Fathallah, this amount includes $37,493 for the cost of annual, roundtrip travel for Ms. Fathallah and her family between Europe and the United States and an additional amount for child education in connection with her assignment to Zug, Switzerland.
(5)	The amounts in this column represent tax-gross ups paid to our name executive officers in connection with relocation expenses benefits provided to them.

Grants of Plan-Based Awards in Fiscal 2010

The following table provides information about stock options and non-equity incentive plan awards granted to our named executive officers in fiscal 2010. All stock options were granted under our Incentive Stock Option Plan. All non-equity incentive plan awards were granted under our 2010 Incentive Plan.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date	Approval Date(2)	Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (Canadian $/share)(3)	Grant Date Fair Value of Option Awards ($)
Wesley P. Wheeler			312,500	625,000	1,000,000
	03/17/10	03/12/10				385,000	2.59	532,188

Eric W. Evans			81,113	162,225	259,560
	03/17/10	03/12/10				110,000	2.59	152,054
	06/15/10	06/10/10				135,000	2.60	182,978

Peter T. Bigelow			71,714	143,428	233,071
	03/17/10	03/12/10				320,000	2.59	442,338

Doaa A. Fathallah			91,571	183,141	279,290
	12/22/09	12/17/09				50,000	2.46	63,233
	03/17/10	03/12/10				90,000	2.59	124,408
	06/15/10	06/10/10				157,000	2.60	212,796

Geoffrey M. Glass			95,854	158,437	227,753
	03/17/10	03/12/10				90,000	2.59	124,408
	06/15/10	06/10/10				107,000	2.60	145,027

(1)	The dollar amounts in these columns represent the potential threshold, target and maximum cash payouts under our 2010 Incentive Plan. Our performance measures and financial results are discussed more fully in “—Compensation Discussion and Analysis.” The actual amounts paid for fiscal 2010 are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.
(2)	This column indicates the dates on which our Board approved options that could not be granted on the same day due to a blackout period in effect at that time.
(3)	The exercise prices displayed for these grants equal the weighted-average market price of our restricted voting shares on the TSX during the two trading days immediately preceding such grant dates.

Narrative Discussion of Summary Compensation Table and Grants of Plan-Based Awards Table

This section discusses certain plans and arrangements pursuant to which our named executive officers received the compensation reported in the Summary Compensation Table and Grants of Plan-Based Awards Table. For further information about the process for determining executive compensation, compensation decisions made for fiscal 2010 and the relationships among different elements of compensation, see “—Compensation Discussion and Analysis.”

Employment Agreements

We have entered into employment agreements with each of our named executive officers that generally outline, among other things, the officer’s term of employment, initial base salary, signing bonus, initial option grants and performance bonus eligibility. Our named executive officers are generally entitled to participate in all benefit plans, including deferred compensation and retirement, welfare, perquisites, fringe benefit and life insurance plans, that may be in effect from time to time for senior executives generally. Additional information regarding the material terms of our employment agreements with each of our named executive officers, including information regarding signing bonuses paid and initial option awards granted during fiscal 2010, is described below. For information about the termination and change in control benefits provided for in these agreements, see “—Termination and Change in Control Benefits.”

Wesley P. Wheeler

We employed Mr. Wheeler as our President and Chief Executive Officer, effective December 3, 2007. His initial term of employment was two years, with automatic renewal for successive one-year terms unless either we or Mr. Wheeler notified the other of intention not to renew the agreement for an additional term at least 90 days prior to each anniversary of the effective date of the agreement.

Under his employment agreement, as amended, Mr. Wheeler was entitled to an initial annual base salary of $600,000, subject to revisions by our Board, for increase only, and to receive a target performance bonus of up to 100% of his base salary based on achieving financial and other targets set by our Board and our CHR Committee. In fiscal 2010, our Board approved an increase in Mr. Wheeler’s salary to $650,000. In addition, Mr. Wheeler was entitled to an allowance of $25,000 per year for the cost of an automobile, financial planning services and additional insurance not already provided by us. Mr. Wheeler was also entitled to relocation assistance in connection with the opening of our U.S. headquarters in the form of closing and moving costs.

Mr. Wheeler’s employment with us was terminated effective November 30, 2010.

Eric W. Evans

We employed Mr. Evans as our Chief Financial Officer for an indefinite term, effective May 27, 2008. Under his employment agreement, Mr. Evans was entitled to an initial annual base salary of $350,000, subject to review by our Chief Executive Officer, for increase only, and is entitled to receive a performance bonus of not less than 45% of his base salary based on achieving financial and other targets set by our Chief Executive Officer. In fiscal 2010, our CHR Committee approved a base salary increase for Mr. Evans to $371,000, effective May 1, 2010. In addition, Mr. Evans is entitled to $2,000 annually for club membership expenses, $1,200 per month for car related expenses and certain relocation benefits pursuant to our executive relocation program.

Peter T. Bigelow

We employed Mr. Bigelow as our President, North American Operations, for an indefinite term, commencing on February 1, 2010. Under his employment agreement, Mr. Bigelow is entitled to an annual base salary of $425,000, subject to review by our Chief Executive Officer, for increase only, and a target bonus of not less than 45% of his annual base salary based on achieving financial and other targets as set by our Chief Executive Officer. In addition, Mr. Bigelow is entitled to a car allowance of $1,200 per month, temporary living accommodations for up to 12 months and certain relocation benefits pursuant to our executive relocation program. Mr. Bigelow received a signing bonus of $100,000 in fiscal 2010 under his employment agreement.

Pursuant to his employment agreement, in fiscal 2010 Mr. Bigelow received an initial award of 200,000 stock options under our Incentive Stock Option Plan. These options vest in three equal installments on the first, second and third anniversaries of the date of grant and have a seven-year term.

Doaa A. Fathallah

We employed Ms. Fathallah as our Senior Vice President, General Counsel, Europe and Global Pharmaceutical Development Services, for an indefinite term, effective May 6, 2008. In this role, Ms. Fathallah was entitled, under her then-existing employment agreement, to a gross base salary of $300,000 per year, payable in Swiss Francs in 12 monthly installments based on an exchange rate of 1 U.S. dollar equaling 1.2213 Swiss Francs. Ms. Fathallah was also entitled to receive a target bonus of 40% of her gross base salary based on achieving predetermined targets set by her supervisor in consultation with her, subject to the terms and conditions of our annual performance incentive plan.

We promoted Ms. Fathallah to Executive Vice President, General Counsel and Corporate Secretary effective December 17, 2009. Under her employment agreement, as amended pursuant to this promotion, Ms. Fathallah became entitled to a gross base salary of 400,000 Swiss Francs per year, less applicable deductions, payable in 12 monthly installments. Ms. Fathallah’s target bonus was also increased to 45% of her gross base salary, subject to the terms and conditions of our annual performance incentive plan. In connection with her promotion, Ms. Fathallah received an award of 50,000 stock options under our Incentive Stock Option Plan. These options vest in three equal installments on the first, second and third anniversaries of the date of grant and have a seven-year term.

Ms. Fathallah is also entitled to an additional allowance equal to 25% of her gross base salary for so long as she is employed by us in Switzerland; a car allowance of $2,500 per month; duplicate U.S. health and medical insurance coverage; and annual roundtrip travel for Ms. Fathallah and her family between Europe and the United States.

Ms. Fathallah ceased serving as Executive Vice President, General Counsel and Corporate Secretary as of March 10, 2011 and will be leaving our company.

Geoffrey M. Glass

We employed Mr. Glass as our Senior Vice President, Strategy, Corporate Development and Integration, for an indefinite term, effective April 1, 2009, and promoted him to our Executive Vice President, Global Strategy, Sales and Marketing, effective October 1, 2009. Under his employment agreement, as amended, Mr. Glass is entitled to an annual base salary of $350,000, subject to review by our Chief Executive Officer, for increase only, and a target bonus of 45% of his annual base salary based on achieving predetermined financial and other targets set by our Chief Executive Officer. In addition, Mr. Glass is entitled to a car allowance of $1,200 per month and certain relocation benefits pursuant to our executive relocation program.

Option Awards

During fiscal 2010, we made option awards under our Incentive Stock Option Plan. These option awards included awards in March 2010 and June 2010 based on recommendations from Mercer in connection with changes in our long-term incentive program. In addition, we granted Ms. Fathallah options in December 2009 in connection with her promotion, and we awarded Mr. Bigelow a new hire grant pursuant to his employment agreement. See “—Employment Agreements—Peter T. Bigelow.” All fiscal 2010 option awards, except the initial option award to Mr. Bigelow and the December 22, 2009 grant to Ms. Fathallah, vest in five annual installments commencing on the first anniversary of the grant date and have a term of ten years. The other awards vest in three annual installments commencing on the first anniversary of the grant date and have a term of seven years. The exercise price of restricted voting shares subject to an option is determined at the time of grant. Before the March 2011 amendments to our Incentive Stock Option Plan, our Incentive Stock Option Plan provided that the exercise price could not be less than the weighted-average market price of our restricted voting shares on the TSX during the two trading days immediately preceding the grant date. Following the March 2011 amendments, our Incentive Stock Option Plan now provides that the exercise price may not be less than the closing price of the restricted voting shares on the TSX (or on such other stock exchange in Canada or the United States on which restricted voting shares may be then listed and posted) on the date of the grant.

Outstanding Equity Awards as of October 31, 2010

			Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (Canadian $/share)	Option Expiration Date (1)
Wesley P. Wheeler	12/18/07	(3)	470,000	—	3.14	12/18/14
	12/18/07	(3)	840,000	420,000	3.14	12/18/14
	03/17/10	(4)	—	385,000	2.59	03/16/20

Eric P. Evans	06/19/08	(3)	133,333	66,667	4.16	06/19/15
	10/26/09	(3)	33,333	66,667	2.58	10/26/16
	03/17/10	(4)	—	110,000	2.59	03/16/20
	06/15/10	(4)	—	157,000	2.60	06/14/20

Peter T. Bigelow	03/17/10	(3)	—	120,000	2.59	03/16/17
	03/17/10	(4)	—	200,000	2.59	03/16/20

Doaa A. Fathallah	06/19/08	(3)	33,333	16,667	4.16	06/19/15
	12/22/09	(3)	—	50,000	2.46	12/22/16
	03/17/10	(4)	—	90,000	2.59	03/16/20
	06/15/10	(4)	—	157,000	2.60	06/14/20

Geoffrey M. Glass	10/26/09	(3)	50,000	100,000	2.58	10/26/16
	03/17/10	(4)	—	90,000	2.59	03/16/20
	06/15/10	(4)	—	107,000	2.60	06/14/20

(1)	Options have either a seven-year or a ten-year term. Upon termination of employment, the recipient forfeits all rights to unvested options. In addition, depending on the nature of the termination and whether our CHR Committee exercises its discretion in certain circumstances, vested options generally expire on the earlier of the expiration date shown and between 12 and 24 months following termination if not exercised. As amended in March 2011, our Incentive Stock Option Plan provides that the post-termination expiration period for vested options is generally between three and 12 months following termination.
(3)	This option grant vests in three equal installments of one-third on each of the first, second and third anniversaries of the Grant Date.
(4)	This option grant vests in five equal installments of one-fifth on each of the first, second, third, fourth and fifth anniversaries of the Grant Date.

Termination and Change in Control Benefits

The following contracts, agreements, plans and arrangements provide for payments to the applicable named executive officers at, following or in connection with either (i) certain terminations of employment or (ii) a change in control of our company.

Stock Option Awards

Our Incentive Stock Option Plan includes change in control provisions. Under our Incentive Stock Option Plan, a change in control means the occurrence of any of the following: (i) any person, other than JLL, becomes a beneficial owner of more than 30% of the voting power of our then outstanding securities entitled to vote generally in the election of directors (with certain exceptions); or (ii) the consummation of a merger, amalgamation, arrangement, business combination, reorganization or consolidation or sale or other disposition of substantially all of the assets of our company, with certain exceptions (a “Plan Change in Control”). In the event of a Plan Change in Control, each option granted and outstanding under our Incentive Stock Option Plan shall become immediately exercisable, even if such option is not otherwise vested or exercisable in accordance with its terms. Further, in the event of a Plan Change in Control or potential Plan Change in Control, our Board shall have the power, subject to restrictions on amendments for which shareholder approval is required, to change the terms of the options as it considers fair and appropriate in the circumstances.

In addition, in connection with granting options to certain of our executive officers as part of our long-term incentive program, in March 2010, we revised the terms of our option awards to (i) extend the vesting period from three to five years, (ii) extend the expiry term from seven to 10 years and (iii) include a change in control definition that supersedes that in our Incentive Stock Option Plan. See “—Compensation Discussion and Analysis—Variable Compensation—Short-Term and Long-Term Incentives—Long-Term Incentives—Incentive Stock Option Plan—Fiscal 2010 Grants.” Under these revised option terms, a change in control means the occurrence of any of the following: (i) any person other than JLL becomes a beneficial owner of more than 50% of the voting power of our then outstanding securities entitled to vote generally in the election of directors; (ii) our shareholders’ approval of a dissolution or liquidation of our company; (iii) the consummation of a reorganization, merger, consolidation or amalgamation to which our company is a party and, as a result of which, persons other than the shareholders of our company immediately prior to such reorganization, merger, consolidation or amalgamation cease to own at least 50% of the voting power of the then outstanding voting securities of the surviving corporation in such reorganization, merger, consolidate or amalgamation entitled to vote generally in the election of directors; (iv) the sale or other disposition of all or substantially all the assets of our company; and (v) a majority of the seats of our Board, other than vacant sets, are held by persons who were not directors at the option’s grant date and were neither (a) nominated for election by our Board nor (b) appointed by directors so nominated.

Employment Agreements

Our employment agreements with our named executive officers contain certain provisions concerning benefits in the event of their termination generally or their termination after a change in control of our company. The employment agreements generally provide that upon termination within a certain period of time following a change in control, to the extent not otherwise provided in our Incentive Stock Option Plan or the stock option award agreement, the executive officer’s unvested stock options will immediately vest and become exercisable.

Additionally, the employment agreements generally provide that if we terminate an executive officer without Cause (as defined below) or if he or she terminates his or her employment for Good Reason (as defined below), our Affiliated Group (defined as our company or any entity controlled by, controlling or under common control with our company) shall pay or provide, or cause to be paid or provided, to the executive officer any other amounts or benefits required to be paid or provided or which the executive officer is eligible to receive under any plan, program, policy or practice or contract or agreement of our Affiliated Group, in accordance with the terms of such plan, program, policy or practice or contract or agreement, based on accrued and vested benefits through the date of such termination. Generally, executive officers are only entitled to receive severance benefits under their employment agreements if they execute and do not revoke a waiver and release drafted by us within a prescribed time following termination of employment.

In addition, the employment agreements with each of our named executive officers include requirements related to confidentiality, nonsolicitation and noncompetition. The nonsolicitation and noncompetition requirements extend for 12 months following each named executive officer’s termination of employment (24 months for Mr. Wheeler). These requirements apply to all terminations, except that Mr. Evans’s and Mr. Glass’s noncompetition provisions do not apply if those executives are terminated other than for Cause (as defined in the applicable agreement).

Additional information regarding the material terms of our employment agreements with each of our named executive officers is described below.

James C. Mullen

Mr. Mullen’s employment agreement provides that if we terminate his employment without Cause, or if he terminates his employment for Good Reason, we are required to pay him severance equal to two years of his then current base salary, payable in 24 equal monthly installments. In addition, with respect to the initial grant to him of 5,000,000 options, if we terminate Mr. Mullen’s employment without Cause, for incapacity or for death, or if he terminates his employment for Good Reason, a pro-rata portion of such options in which Mr. Mullen would have become vested on the following anniversary of the effective date of his agreement will become immediately vested and exercisable on the date of his termination; provided, however, that if such termination occurs within six months of the effective date of his agreement, 500,000 of such options will immediately become vested and exercisable as of the date of such termination. If Mr. Mullen is terminated under circumstances entitling him to accelerated vesting of his options, he will be permitted to exercise his vested options within three months after the date of such termination. Mr. Mullen’s right to such benefits is contingent upon his continued compliance with the confidentiality, non-disparagement, non-solicitation and non-competition provisions of his agreement.

Wesley P. Wheeler

Mr. Wheeler’s employment agreement, as amended, provided that, during the term of his employment agreement, if we terminated his employment other than for Cause, if he terminated his employment for Good Reason or if his employment terminated as a result of his death or disability, we were required to pay him severance equal to his annual base salary for two years, in 24 equal monthly installments. If such termination of Mr. Wheeler’s employment by us or him occurred at any time within a six-month period following a Change in Control (as defined below), Mr. Wheeler would have instead been entitled to receive his annual base salary for two years, plus his target performance bonus for two years, in 24 equal monthly installments.

Mr. Wheeler’s employment with us was terminated other than for Cause effective November 30, 2010. In accordance with the terms of his employment agreement, Mr. Wheeler will receive a total of $1,300,000 in salary continuance payments, payable in 24 equal monthly installments. Mr. Wheeler was also awarded a bonus of $460,000 based on the terms of our 2010 Incentive Plan, pursuant to the terms of his separation agreement, which provides, in part, that Mr. Wheeler remained eligible for a bonus under the 2010 Incentive Plan payable in accordance with the terms of such plan, as determined in the sole discretion of our Board and in a manner consistent with the method used to determine incentive plan payouts of our other senior executives. This amount is reported in as non-equity incentive plan compensation in our Summary Compensation Table. In addition, the separation agreement contained the general release referenced under “—Employment Agreements,” and Mr. Wheeler did not revoke it during the prescribed period.

Eric W. Evans

Mr. Evans’s employment agreement provides that if we terminate his employment other than for Cause or if he terminates his employment for Good Reason, we are required to pay him a lump sum severance payment equal to his annual base salary for one year, plus the average bonus he earned during the previous two years of employment prior to the termination, within 30 days after termination. If such termination occurs at any time within a 12-month period following a Change in Control, Mr. Evans will instead be entitled to receive a lump sum severance payment equal to his annual base salary, plus his target annual bonus, within 60 days of the termination date.

Peter T. Bigelow

Mr. Bigelow’s employment agreement provides that if we terminate his employment other than for Cause or if he terminates his employment for Good Reason, we are required to pay him severance equal to his annual base salary, plus an amount determined by our Board in its sole discretion to reflect the annual incentive Mr. Bigelow would have otherwise earned during the year in which the termination occurs, in 12 equal monthly installments.

Doaa A. Fathallah

Ms. Fathallah’s employment agreement, as amended, provides that if we terminate her employment without Cause or if she terminates her employment for Good Reason, we are required to pay her a severance payment equal to her annual base salary, plus an amount based on one year’s bonus payment she would reasonably be expected to have earned during the year following termination, within 30 days following termination. If such termination occurs at any time within a six-month period following a Change in Control, Ms. Fathallah will instead be entitled to receive her annual base salary, plus her target performance bonus, in 12 equal monthly installments.

In addition, Ms. Fathallah’s employment agreement provides that as compensation for her agreement not to compete and not to hire our employees or the employees of our affiliates, we will pay her a monthly payment in an amount equal to her last monthly salary prior to termination for the one year period after such termination.

Geoffrey M. Glass

Mr. Glass’s employment agreement, as amended, provides that if we terminate his employment other than for Cause or if he terminates his employment for Good Reason, we are required to pay him severance equal to his annual base salary, plus an amount determined by our Board in its sole discretion to reflect the annual incentive Mr. Glass would have otherwise earned during the year in which the termination occurs, in 12 equal monthly payments.

For purposes of the employment agreements with our named executive officers, the terms below have the following meanings:

“Cause” means the determination, in good faith, by our Board, after notice to the executive officer and, if curable, a reasonable opportunity to cure, that one or more of the following events have occurred: (i) the executive officer has failed to perform his material duties, and such failure has not been cured after a period of 30 days notice from us; (ii) any reckless or grossly negligent act by the executive officer having the effect of injuring the interests, business or reputation of any member of our Affiliated Group; (iii) the executive officer’s commission of any felony (including entry of a nolo contendere plea); (iv) any misappropriation or embezzlement of the property of any member of our Affiliated Group; or (v) breach by the executive officer of any material provision of his employment agreement. Under Mr. Mullen’s employment agreement, such breach of a material provision must, if curable, remain uncured for a period of 30 days after receipt by him of written notice from us of such breach, which notice shall contain the specific reasonable cure requested, in order to constitute “Cause.”

“Change in Control” means any of the following events: (i) any person, other than JLL, becomes a beneficial owner of more than 50% of the voting power of our then outstanding securities entitled to vote generally in the election of directors; (ii) consummation of a merger or consolidation of our company or any of our direct or indirect subsidiaries with any other company (with certain exceptions); or (iii) shareholder approval of complete liquidation or dissolution of our company or disposition by us of all or substantially all of our assets.

“Good Reason” means the occurrence of any of the following events without the executive officer’s consent: (i) a material reduction in the executive officer’s duties or responsibilities or the assignment to the executive officer of duties materially inconsistent with his position; or (ii) a material breach by us of the executive officer’s employment agreement. Under Mr. Bigelow’s employment agreement, such events also include a requirement by us that the executive officer work more than 50 miles from his principal office on commencement of his employment. Under Ms. Fathallah’s employment agreement, such events also include a requirement by us that she work more than 30 miles from her principal office upon commencement of employment, material breach by us of company policy, which breach remains uncured for a period of 30 days after receipt by us of written notice from Ms. Fathallah, or removal of her from her position. Under Mr. Glass’s employment agreement, any future reduction or total elimination of Mr. Glass’s global sales and marketing duties or responsibilities by us will not constitute, for the purposes of determining the existence of Good Reason, (i) a material reduction by us of Mr. Glass’s duties or responsibilities; (ii) the assignment of duties or responsibilities materially inconsistent with his position; or (iii) a material breach of the employment agreement. A termination of the executive officer’s employment by him is not deemed to be for Good Reason unless (i) he gives notice to us of the existence of the event or condition constituting Good Reason within 30 days after such event or condition initially occurs or exists; (ii) we fail to cure such event or condition within 30 days after receiving such notice; and (iii) his “separation from service” within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), occurs not later than 90 days after such event or condition initially occurs of exists. Under Mr. Mullen’s employment agreement, “Good Reason” also includes removal of him from his position. Mr. Mullen’s agreement also provides that no termination for Good Reason is effective until (i) he gives us written notice within 60 days of becoming aware of the initial occurrence of the event or condition constituting Good Reason and the specific reasonable cure requested by him; (ii) we have failed to cure such event or condition within 30 days of receiving such notice; and (iii) he resigns within 30 days of the initial occurrence. Furthermore, Mr. Mullen may not resign for Good Reason if, on the date of notice to us, (i) grounds exist for his termination by us for Cause or (ii) he has already given us notice of (a) the non-renewal of his agreement at the end of its term or (b) his intention to resign without Good Reason.

Potential Payments Upon Termination or Change in Control

The following table summarizes the estimated amounts payable to each named executive officer in the event of a termination of employment or change in control, or both. These estimates are based on the assumption that the various triggering events occurred on October 29, 2010, the last business day of fiscal 2010.

We have noted below the other material assumptions used in calculating the estimated payments under each triggering event. The actual amounts that would be paid to a named executive officer upon termination of employment can only be determined at the time an actual triggering event occurs.

Name	Triggering Event(1)	Severance($)	Bonus($)(2)	Equity($)(3)	Total($)
Wesley P. Wheeler(4)	Death/Disability	1,300,000	—	—	1,300,000
	Other than for Cause/For Good Reason	1,300,000	—	—	1,300,000
	Change in Control	1,300,000	1,300,000	—	2,600,000

Eric W. Evans	Other than for Cause/For Good Reason	371,000	157,500	—	528,500
	Change in Control	371,000	166,950	—	537,950

Peter T. Bigelow	Other than for Cause/For Good Reason	425,000	40,736	—	465,736
	Change in Control	425,000	40,736	—	465,736

Doaa A. Fathallah(5)	Without Cause/For Good Reason	408,000	172,885	—	580,885
	Change in Control	408,000	183,600	—	591,600

Geoffrey M. Glass	Other than for Cause/For Good Reason	350,000	121,589	—	471,589
	Change in Control	350,000	121,589	—	471,589

(1)	The triggering event is termination from employment as described in the preceding section except that, in the case of a change in control, the triggering event is termination other than for cause (or without cause) or for good reason (as defined) following a change in control (double trigger) for all elements except equity (as the value of accelerated vesting occurs upon a change in control regardless of whether employment is terminated).
(2)	The values shown represent the payments that could have been made to our named executive officers pursuant to their respective employment agreements. See “—Employment Agreements.”
(3)	No value was included in this column for the assumed exercise of any stock options as the exercise prices of the outstanding stock option awards were all above the closing price of our stock on the TSX on October 29, 2010.
(4)	Mr. Wheeler’s employment with us was terminated effective November 30, 2010. See “—Employment Agreements—Wesley P. Wheeler.”
(5)	Ms. Fathallah’s severance payments were calculated using an exchange rate of CHF to USD of 1.02 on October 29, 2010, the last business day of fiscal 2010. Ms. Fathallah’s employment agreement provides that, in connection with a termination without Cause or for Good Reason and not following a Change in Control, Ms. Fathallah is entitled to payment of an amount equal to the annual bonus payment she would reasonably be expected to have earned during the year following termination. The $172,885 amount reported herein for this purpose represents the bonus that Ms. Fathallah earned during fiscal 2010. In addition to the termination payments reported above, we have agreed to pay Ms. Fathallah a monthly payment equal to her last monthly salary prior to termination for the one year period after termination of the employment agreement as compensation for her agreement not to compete and not to hire our employees or employees of our affiliates. The monthly payment would have been $34,000 as of the last business day of fiscal 2010, totaling $408,000 for the one-year period. Together with the termination payments noted in the table above, such payments would have resulted in an aggregate payment of $988,885 to Ms. Fathallah.

Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Claudio Bussandri(3)	76,057	—	76,057
Paul W. Currie(4)	49,723	—	49,723
G. Wesley Voorheis(5)	46,059	—	46,059
Roy T. Graydon	92,382	32,000	124,382
Joaquín B. Viso(6)	69,790	61,130	130,920
Derek J. Watchorn(7)	89,513	32,000	121,513
Ramsey A. Frank	143,560	—	143,560
Paul S. Levy	45,500	32,000	77,500
Thomas S. Taylor	76,497	32,000	108,497
Daniel Agroskin(8)	53,459	61,130	114,589
Brian G. Shaw(9)	60,574	61,130	121,704

(1)	Amounts in this column represent fees earned or paid in cash. For Messrs. Watchorn, Levy and Taylor, such amounts include $35,000 in retainer fees elected to be received in deferred share units. For Mr. Frank and Mr. Shaw, such amounts include $67,000 and $15,931 in retainer fees elected to be received in deferred share units in retainer fees elected to be received in deferred share units. For Messrs. Viso and Agroskin, such amounts include $31,862 in retainer fees elected to be received in deferred share units. See “—Discussion of Director Compensation Table.”
(2)	These stock awards represent the value of deferred share units credited to our directors for Board retainers. See “—Discussion of Director Compensation Table.”
(3)	Mr. Bussandri resigned from our Board effective December 4, 2009 but received Board and Committee retainers until the expiry of his term on April 29, 2010.

(4)	Mr. Currie resigned from our Board effective December 4, 2009 but received Committee retainers until the expiry of his term on April 29, 2010.
(5)	Mr. Voorheis was elected to our Board on April 29, 2009. Mr. Voorheis resigned as a director effective December 4, 2009 but received Board and Committee retainers until the expiry of his term on April 29, 2010.
(6)	Mr. Viso received an initial retainer upon being appointed to our Board pursuant to the Settlement Agreement and a pro-rated portion of both his base and annual retainers for fiscal 2010. See “—Discussion of Director Compensation Table.”
(7)	As of October 31, 2010, Mr. Watchorn held an aggregate of 20,000 stock options outstanding. There were no other stock option awards outstanding as of October 31, 2010 for any of our directors.
(8)	Mr. Agroskin received an initial retainer upon being appointed to our Board pursuant to the Settlement Agreement and a pro-rated portion of both his base and annual retainers for fiscal 2010. See “—Discussion of Director Compensation Table.”
(9)	Mr. Shaw received an initial retainer upon being appointed to our Board pursuant to the Settlement Agreement and a pro-rated portion of both his base and annual retainers for fiscal 2010. See “—Discussion of Director Compensation Table.”

Discussion of Director Compensation Table

Our compensation program for non-employee directors consists of (i) cash retainers and fees and (ii) deferred share units (“DSUs”) granted pursuant to a directors deferred share unit plan (the “DSU Plan”), all as more fully described below.

Cash Retainers and Fees

The following table summarizes the cash retainers and fees to which our directors were entitled in fiscal 2010. Each director except the Chair of our Board was entitled to (i) an annual retainer; (ii) an annual committee Chair retainer, if applicable; (iii) an annual committee member retainer, if applicable; and (iv) meeting attendance fees, as applicable. The Chair of our Board was entitled to an annual retainer and an annual committee member retainer.

Position	Retainer Per Annum (per meeting for meeting fees) ($)
Initial Retainer (upon being appointed or elected to our Board)	32,000	(1)
Board Retainer	67,000	(2)
Chairman Retainer	140,000	(3)
Committee Chair Retainer
Chair of Audit Committee	14,000
Chair of Other Standing Board Committee	5,000
Committee Member Retainer
Member of Audit Committee	6,000
Member of Other Standing Board Committee	4,000
Board and Standing Committee Meeting Attendance Fees	1,500	(4)
Special Committee Meeting Attendance Fees (Chair and Members)	2,500	(5)

(1)	This amount is payable in DSUs.
(2)	$32,000 of this amount is payable in DSUs, and the remainder is payable in cash or DSUs at the election of the director. See “—Deferred Share Unit Plan.”
(3)	$67,000 out of $140,000 is payable in cash or DSUs at the election of the Chair, and the remainder is payable in cash.

(4)	The Chair of our Board is not entitled to any meeting attendance fees for Board or standing committee meetings.
(5)	During the existence of the Special Committee, Mr. Bussandri was entitled to meeting attendance fees for these Special Committee meetings. The Special Committee was disbanded effective December 4, 2009.

Deferred Share Unit Plan

The DSU Plan was first approved by our Board on February 22, 2008 and was amended on March 27, 2008. The purposes of the DSU Plan are to (i) promote a greater alignment of interests between our directors and our shareholders and (ii) provide a compensation system for directors that, together with our other director compensation mechanisms, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of duties required of the various committees of our Board. Only our directors who are not our employees of employees of any of our affiliates, including any non-executive Chair of our Board (each an “Eligible Director”) are eligible to participate in the DSU Plan. The DSU Plan is administered by our CHR Committee.

Under the DSU Plan, each Eligible Director (other than the Chair of our Board) will receive in DSUs (i) an initial retainer fee for serving as a director payable on initiation of the DSU Plan or on being elected or appointed a director (the “Initial Retainer”) and (ii) a base retainer in respect of each fiscal year (the “Base Retainer”). In addition, each Eligible Director may elect to receive an annual retainer for serving as a director (the “Annual Retainer”) or an annual chairman’s retainer (the “Chair’s Retainer”), as applicable, in the form of DSUs or cash or any combination thereof.

DSUs allocated to an Eligible Director pursuant to the DSU Plan are credited to an account maintained by us on the last day of each fiscal quarter in which the remuneration provided in DSUs accrued. The number of DSUs is determined by dividing the remuneration provided in DSUs by the “Market Price” on the particular payment day. The “Market Price” is defined to mean, in respect of any date, the weighted-average price at which our restricted voting shares have traded on the TSX during the two trading days immediately prior to such date. If any dividends are paid on our restricted voting shares, an Eligible Director will be credited with dividend equivalents in respect of the DSUs credited to his account as of the record date for payment of dividends, which dividend equivalents will be converted into additional DSUs. DSUs are fully vested upon being credited to an Eligible Director’s account.

An Eligible Director will be paid the value of the DSUs credited to his account on voluntary resignation or retirement, death or disability, removal from our Board whether by shareholder resolution or failure to be re-elected, and in the case of an Eligible Director who is a U.S. taxpayer, on the date on which he has a “separation from service” within the meaning of the Code. Each DSU represents the right to receive a payment for such DSU equal to the Market Price on the redemption date applicable to such DSU.

Under the current compensation program, our Board approved the Initial Retainer of $32,000 (to be paid in DSUs), the Base Retainer of $32,000 (to be paid in DSUs) and the Annual Retainer of $35,000 (to be paid in cash or DSUs) for Eligible Directors other than the Chair of our Board. Our Board approved the Chair’s Retainer of $140,000 ($67,000 of which to be paid in cash or DSUs) for the Chair of our Board.

During fiscal 2010, a total of 233,089 DSUs were credited to Eligible Directors under the DSU Plan. As of October 31, 2010, a total of 524,136 DSUs were outstanding.

Compensation Committee Interlocks and Insider Participation

Our CHR Committee is currently comprised of Mr. Taylor, Mr. Agroskin and Mr. Viso. During fiscal 2010, Mr. Watchorn and Paul W. Currie also served on our CHR Committee. Other than Mr. Viso, who served as

President and Chief Executive Officer of one of our subsidiaries, Patheon P.R., from December 2004 to August 2005, and as Chairman of Patheon P.R., from August 2005 to December 2006, none of the members of our CHR Committee has served as an officer or employee of our company or any of its subsidiaries. Mr. Taylor is a Managing Director, and Mr. Agroskin is a Principal, of JLL Partners, one of the JLL affiliated entities. JLL Patheon Holdings, another JLL affiliated entity, is the beneficial owner of approximately 56% of our restricted voting shares and 100% of our Series D Preferred Shares. The following is information with respect to related person transactions involving Mr. Viso and our company and JLL and our company.

Arrangements with JLL

Our controlling shareholder is JLL Partners, a New York private equity firm that owns its shares through various affiliated entities. In 2007, in connection with a $150 million investment in our company, we issued Series C Preferred Shares and Series D Preferred Shares to JLL Patheon Holdings, an affiliate of JLL Partners. In July 2009, JLL Patheon Holdings converted its Series C Preferred Shares into a total of 38,018,538 restricted voting shares and, on August 26, 2009 pursuant to a tender offer, acquired an additional 33,854,708 of our restricted voting shares. As of March 31, 2011, affiliates of JLL Partners beneficially owned 72,077,781, or approximately 56%, of our outstanding restricted voting shares. As a result of various arrangements with us, which are more fully described below, JLL Partners and its affiliates currently have the right to determine three of our nine board seats and the right to approve our entry into certain types of transactions. The following further describes our transactions and relationships with JLL Partners and its affiliates.

Transactions with JLL

On March 1, 2007, we entered into a definitive agreement with JLL Partners Fund V L.P., under which its affiliate, JLL Patheon Holdings, purchased our convertible Series C Preferred Shares and special voting Series D Preferred Shares through a private placement with aggregate gross proceeds to us of $150 million. JLL Patheon Holdings also acquired a number of rights in connection with the private placement, including the right to elect up to three directors to our Board pursuant to the terms of the Series D Preferred Shares. The private placement was approved by our shareholders on April 19, 2007 and was completed on April 27, 2007. In connection with certain rights under the terms of the Series C Preferred Shares held by JLL Patheon Holdings, we entered into an agreement with JLL Patheon Holdings on September 4, 2008, pursuant to which JLL Patheon Holdings waived its redemption rights under the Series C Preferred Shares in exchange for the issuance of additional restricted voting shares and the right to acquire, through the facilities of the TSX, over a one-year period, up to 1.26 million restricted voting shares.

On December 8, 2009, JLL Patheon Holdings announced its intention to make an unsolicited offer to acquire any or all of our outstanding restricted voting shares that it did not already own at a price of $2.00 per share in cash (the “JLL Offer”). On March 11, 2009, JLL Patheon Holdings commenced the JLL Offer and filed a take-over bid circular on the System for Electronic Document Analysis and Retrieval. Our Board recommended that our shareholders reject the JLL Offer as inadequate, based on the unanimous recommendation of the Special Committee.

Joaquín B. Viso and another shareholder delivered a requisition dated May 5, 2009 for a special shareholders meeting to consider certain proposals, including the removal from office of certain of our directors, and to fill the vacancies created by the election of nominees to be proposed by Mr. Viso and his co-applicant.

On May 22, 2009, in connection with the JLL Offer and related matters, we commenced an action in the Ontario Superior Court of Justice against JLL Patheon Holdings and its nominees to our Board.

On July 29, 2009, JLL Patheon Holdings converted its 150,000 Series C Preferred Shares into a total of 38,018,538 restricted voting shares. On the expiry of the JLL Offer on August 26, 2009, a total of 33,854,708 restricted voting shares, representing approximately 38% of our outstanding restricted voting shares, had been validly deposited in response to the JLL Offer and thus were acquired by JLL Patheon Holdings.

On August 27, 2009, in response to the action we commenced on May 22, 2009, JLL Patheon Holdings commenced a legal action against each of the then current and former members of the Special Committee in respect of such members’ conduct in connection with the JLL Offer and other related matters.

On November 30, 2009, we entered into the Settlement Agreement with JLL Patheon Holdings in respect of all of legal actions then outstanding in connection with the JLL Offer and related matters. See “—Settlement Agreement.”

Following the settlement of the litigation between us and JLL Patheon Holdings, which, among other things, provided for the removal of certain directors and the reappointment of Mr. Viso and Wesley P. Wheeler to our Board, Mr. Viso withdrew his requisition for a special meeting and obtained an order dismissing the application in connection with the requisitioned meeting in return for the payment by us of $350,000 for legal and meeting expenses.

As of March 31, 2011, JLL beneficially owned an aggregate of 72,077,781 restricted voting shares, representing approximately 56% of our total restricted voting shares outstanding. Mr. Viso and his wife jointly owned approximately 8.4% of our issued and outstanding restricted voting shares as of March 31, 2011. Our Board currently consists of three nominees of JLL Patheon Holdings.

Series D Preferred Shares

The Series D Preferred Shares provide JLL Patheon Holdings with the right to elect the following number of directors to our Board:

•	so long as JLL Patheon Holdings holds at least 22,811,123 restricted voting shares, it has the right to elect three members to our Board;

•	so long as JLL Patheon Holdings holds at least 11,405,561 restricted voting shares, it has the right to elect two members to our Board; and

•	so long as JLL Patheon Holdings holds at least 5,702,781 restricted voting shares, it has the right to elect one member to our Board.

Investor Agreement

On April 27, 2007, we entered into the Investor Agreement with JLL Patheon Holdings in connection with its purchase of our Series C Preferred Shares and Series D Preferred Shares with aggregate gross proceeds to us of $150 million. The following is a summary of the key terms of the Investor Agreement:

Special Approval Rights

Provided that JLL Patheon Holdings holds at least 13,306,488 restricted voting shares, the approval of JLL Patheon Holdings is required before we may:

•

create or issue any shares of capital stock ranking pari passu with or senior to the Series C Preferred Shares, or issue any additional restricted voting shares or other equity securities, or securities convertible for or exchangeable into such securities, other than pursuant to our Incentive Stock Option Plan or any other security-based compensation arrangement consented to by JLL Patheon Holdings;

•	declare or pay dividends or other distributions (including capital) on our restricted voting shares or other equity securities;

•	redeem, repurchase or acquire any restricted voting shares or other equity securities;

•	change our articles of amalgamation;

•	change the rights of our existing classes of shares;

•	merge, consolidate or sell all or substantially all of our assets or undertake any similar business combination transaction;

•	incur any indebtedness for borrowed money in excess of $20 million, excluding borrowings under our credit facilities;

•	initiate any insolvency, restructuring or reorganization process, voluntary liquidation, dissolution or winding-up of our company;

•	change our Chief Executive Officer; or

•	change the size of our Board.

Standstill

Unless JLL Patheon Holdings or any of its affiliates makes an offer to acquire all of our outstanding restricted voting shares (or an offer, made in conjunction with the offer to acquire our restricted voting shares, to acquire all of any class or series of convertible securities then outstanding) by way of a take-over bid circular and in compliance with the terms of our shareholder rights plan (if we have such a plan then in effect), JLL Patheon Holdings agreed not to acquire or offer to acquire, directly or indirectly, any restricted voting shares or Series C Preferred Shares or direct or indirect rights or options to acquire any restricted voting shares, without our prior written approval, other than restricted voting shares received through (i) a stock dividend or a recapitalization of Patheon, (ii) any dividend reinvestment plan, (iii) a rights offering to all holders of restricted voting shares, (iv) our shareholders rights plan, or (v) conversion of the Series C Preferred Shares. JLL Patheon Holdings also agreed not to act jointly or in concert with any third party to propose or effect any take-over bid, amalgamation, merger, arrangement or other business combination with respect to us or to propose or effect any acquisition or purchase of any of our assets. JLL Patheon Holdings agreed not to solicit votes or proxies to attempt to alter the structure of our Board as it existed on April 27, 2007. Subsequent to the Investor Agreement, we have agreed to provide a limited waiver of these standstill provisions. See “—Redemption Waiver Agreement.”

The standstill provisions set forth above will expire on the earliest of (i) April 27, 2012, (ii) the date upon which JLL Patheon Holdings and its wholly owned subsidiary or subsidiaries that hold restricted voting shares or convertible shares (A) cease to own beneficially, directly or indirectly, restricted voting shares and Series C Preferred Shares that represent at least 20% of the number of restricted voting shares then issued and outstanding and (B) no longer have the right to nominate a representative to our Board, and (iii) the date on which our Board approves any of the following actions: (A) the sale of restricted voting shares or Series C Preferred Shares representing more than 35% of the fully diluted shares held by JLL Patheon Holdings to any third party other than a member of JLL Patheon Holdings and its wholly owned subsidiary or subsidiaries that hold restricted voting shares or convertible shares or any person acting jointly or in concert with any member of JLL Patheon Holdings and its wholly owned subsidiary or subsidiaries that hold restricted voting shares or convertible shares and its affiliates; (B) a consolidation, merger, arrangement or amalgamation (statutory or otherwise) of us with any such third party; or (C) the acquisition by any such third party or group of such third parties of restricted voting shares or Series C Preferred Shares representing more than 35% of the fully diluted shares held by JLL Patheon Holdings.

Transfer of Series D Preferred Shares

The Series D Preferred Shares are not transferable, except to an affiliate of JLL Patheon Holdings.

Registration Rights

JLL Patheon Holdings may request us to effect a qualification under Canadian securities laws (or, if we are eligible to use Form F-10 and JLL Patheon Holdings so requests, under the Securities Act of 1933 (the “Securities Act”)) of the distribution to the public in any or all of the provinces of Canada (or in the United Stated, if applicable) of all or part of the Series C Preferred Shares (or restricted voting shares received on conversion) held by JLL Patheon Holdings (a “Demand Registration”), subject to a maximum of two Demand Registrations. In addition, each time we elect to proceed with the preparation and filing of a prospectus under any Canadian securities laws in connection with a proposed distribution of any of our securities for cash, JLL Patheon Holdings will be entitled to request that we cause any or all of the shares held by JLL Patheon Holdings to be included in such prospectus (an “Incidental Registration”). We will bear all registration expenses, excluding underwriting or placement discounts and commissions. The Demand Registration rights terminate when JLL Patheon Holdings and its affiliates no longer beneficially own Series C Preferred Shares (or restricted voting shares received on conversion) representing at least 12,500,000 fully diluted restricted voting shares, and the Incidental Registration rights terminate when JLL Patheon Holdings and its affiliates no longer beneficially own Series C Preferred Shares (or restricted voting shares received on conversion) representing at least 6,250,000 fully diluted restricted voting shares.

The Investor Agreement also contains other customary provisions such as, among other things, general indemnification provisions by which we indemnify JLL Patheon Holdings and JLL Patheon Holdings indemnifies us.

Board Representation

In furtherance of the right to elect directors to our Board pursuant to the terms of the Series D Preferred Shares, the Investor Agreement provides that our Board will consist of up to nine members and that JLL Patheon Holdings has the right to designate nominees for election or appointment to our Board (the “JLL Representatives”) as follows:

•	so long as JLL Patheon Holdings holds at least 22,811,123 restricted voting shares, it has the right to designate three JLL Representatives;

•	so long as JLL Patheon Holdings holds at least 11,405,561 restricted voting shares, it has the right to designate two JLL Representatives; and

•	so long as JLL Patheon Holdings holds at least 5,702,781 restricted voting shares, it shall be entitled to designate one JLL Representative.

We have agreed to cause the JLL Representatives to be included as nominees proposed by our Board to the shareholders at future meetings and to use reasonable commercial efforts to cause the election of the JLL Representatives and solicit proxies in favor of their election.

In the event that JLL Patheon Holdings no longer holds any Series D Preferred Shares and is therefore not entitled to elect directors to our Board pursuant to the terms thereof, the board representation provisions of the Investor Agreement will be controlling.

Redemption Waiver Agreement

On September 4, 2008, we entered into an agreement (the “Redemption Waiver Agreement”) with JLL Patheon Holdings pursuant to which JLL Patheon Holdings agreed to waive the mandatory redemption requirement in respect of the Series C Preferred Shares that it held. The mandatory redemption provision required us to redeem for cash all of the Series C Preferred Shares on April 27, 2017, if not previously converted, for a redemption price expected to be at least $185 million. In consideration of this waiver, we agreed to issue to JLL Patheon Holdings 400,000 restricted voting shares, representing approximately 0.4% of our restricted voting shares outstanding at that time. We also agreed to provide a limited waiver of the standstill provisions of the Investor Agreement to permit an affiliate of JLL Patheon Holdings to acquire, through the facilities of the TSX, over a one-year period, up to 1,256,929 restricted voting shares (determined on a partially diluted basis, taking into account our restricted voting shares issuable on conversion of the Series C Preferred Shares). See “—Investor Agreement.” In September 2008 and October 2008, an affiliate of JLL Patheon Holdings purchased an aggregate of 1,250,000 restricted voting shares on the TSX.

Settlement Agreement

On November 30, 2009, we entered into the Settlement Agreement with JLL Patheon Holdings to settle all claims filed by us against JLL Patheon Holdings and by JLL Patheon Holdings against us in connection with the JLL Offer and related matters. The Settlement Agreement provides, among other things, that:

•

Upon the effective date of the Settlement Agreement, our Board would be modified to consist of (i) three nominees of JLL Patheon Holdings, (ii) one additional director selected by JLL Patheon Holdings, (iii) Roy T. Graydon and Derek J. Watchorn (the “Board Nominees”), (iv) Brian G. Shaw (the “Third Independent Nominee” and, collectively with the Board Nominees, the “Independent Directors”), (v) our Chief Executive Officer (who, at the time, was Wesley P. Wheeler and who is now James C. Mullen) and (vi) Joaquín B. Viso. At each meeting of shareholders held prior to March 1, 2011 at which directors were to be elected, JLL Patheon Holdings would vote all of its shares in favor of the re-election of, and would otherwise use its reasonable commercial efforts to re-elect, each of the Independent Directors and, at any requisitioned meeting called for the purpose of removing directors, JLL Patheon Holdings would vote all of its shares against the removal of any of the directors specified above. If either of the Board Nominees did not stand for re-election or vacated his office, a replacement nominee would be selected by our Board with the unanimous approval of the Independent Directors then in office, and JLL Patheon Holdings would vote all of its shares in favor of the election of, and would otherwise use its reasonable commercial efforts to elect or cause to be appointed, such replacement nominee as a director of our company. If the Third Independent Nominee did not stand for re-election or vacated his office, JLL Patheon Holdings would identify a replacement nominee who would be a qualifying independent director. At each meeting of shareholders held after March 1, 2011 and prior to March 1, 2012, JLL Patheon Holdings will vote all of its shares in favor of the election of, and against the removal of, and will otherwise use its reasonable commercial efforts to elect, at least three persons (who may or may not be one or more of the Independent Directors then in office) to our Board who would be “qualifying independent directors.” For these purposes, a “qualifying independent director” means a person who would be an independent director under the definition in the TSX Company Manual; provided, however, that the Third Independent Nominee will not be disqualified as an independent director under the definition in the TSX Company Manual solely by virtue of the fact that he or she has been identified by JLL Patheon Holdings. If any such Independent Director vacates his or her office, a replacement nominee will be selected by our Board with the unanimous approval of the Independent Directors then in office, and JLL Patheon Holdings will vote all of its shares in favor of the election of, and will otherwise use its reasonable commercial efforts to elect or cause to be appointed, such replacement nominee as a director of our company.

•

JLL Patheon Holdings agreed not to acquire any additional restricted voting shares of Patheon for a one-year period, which expired on November 29, 2010. Thereafter, and until April 27, 2012, JLL Patheon Holdings will not acquire any additional restricted voting shares unless, among other things, the acquisition complies with the standstill provisions of the Investor Agreement, and (i) if the acquisition is to be effected by means of a merger, consolidation, amalgamation or similar transaction requiring a vote of shareholders, the acquisition is approved by a majority vote of the holders of the outstanding restricted voting shares not already held by JLL Patheon Holdings or its associates, affiliates and/or joint actors and (ii) if the acquisition is to be effected by means of a takeover bid, the bid is subject to an irrevocable condition requiring the valid tender to the bid of at least a majority of the outstanding restricted voting shares not already held by JLL Patheon Holdings or its associates, affiliates and/or joint actors.

•	Until April 27, 2012, certain transactions by us, including certain rights offerings, issuer bids and related party transactions, would require approval by a majority of the independent directors.

•

Unless approved in advance by a majority of the independent directors, until April 27, 2012, JLL Patheon Holdings will not enter into, or agree to, any oral or written agreement, arrangement or understanding, formal or informal, direct or indirect, with any of our other shareholders, in respect of the acquisition of any of our securities or in respect of any merger, consolidation, amalgamation or similar transaction involving us.

•	We agreed to pay JLL Patheon Holdings $1.5 million in connection with the settlement.

Cost Sharing Arrangement

In fiscal 2010, Patheon and JLL Partners entered into a cost sharing arrangement with respect to certain third-party consulting fees. From the time Patheon and JLL Partners entered into the cost sharing arrangement until the time the arrangement terminated in the first quarter of fiscal 2011, Patheon reimbursed JLL Partners approximately $140,000, and JLL Partners did not provided Patheon any reimbursements. Related to these transactions, there is currently no outstanding payable to JLL Partners. These transactions were conducted in the normal course of business and are recorded at the exchanged amounts.

Relationships with Alara Pharmaceutical Corporation

We have two contractual commercial relationships with Alara Pharmaceutical Corporation (“Alara”), an entity that is wholly owned by Joaquín B. Viso, a member of our Board. Mr. Viso and his wife jointly owned approximately 8.4% of our issued and outstanding restricted voting shares as of March 31, 2011.

•

On January 1, 2002, Patheon P.R. entered into a commercial manufacturing agreement with Alara. This agreement pertains to a significant product for Patheon P.R., and under this agreement, Patheon P.R. has the right to manufacture 85% of the worldwide requirements of Alara for such product. The approximate dollar amount of value derived from this agreement from November 1, 2007 through January 31, 2011 was $35.0 million. The right to place orders for such product has been assigned to a third party who purchases this product directly from Patheon P.R.; however, the NDA for such product remains the property of Alara. This agreement was amended in 2002 and 2004 and expires in 2019. We believe that terms of this agreement are standard for agreements of this nature.

•

On January 1, 2004, Patheon P.R. also entered into a Product Development and Technology Transfer Agreement (the “Development Agreement”) with Alara, under which Patheon P.R. has agreed to develop, transfer and submit to the FDA pharmaceutical products identified and selected by Alara. The payments made by Alara to Patheon P.R. are negotiated on a per-project basis and are based on Patheon P.R.’s commercial rates set forth in the Development Agreement. The approximate dollar amount of value derived from this agreement from November 1, 2007 through January 31, 2011 was $1.2 million. The initial term of the Development Agreement was five years and automatically extends for consecutive two year terms unless either party gives 12 months advance notice of its desire not to extend the Development Agreement.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Arrangements with JLL

See “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Arrangements with JLL.”

Other Related Person Transactions

Shareholders’ Agreement and Sales and Marketing Agreement with BSP Pharmaceuticals S.r.L.

We hold an equity interest of 18% in BSP Pharmaceuticals S.r.l., an entity over which Aldo Braca, a former President of Patheon Europe, either directly or indirectly through entities controlled by Mr. Braca, holds an aggregate equity interest of 47%. BSP, a privately held Italian company, operates an oncology production facility in Latina, Italy, that specializes in providing third-party development and manufacturing of cytotoxic pharmaceutical products. On March 30, 2007, we entered into a service agreement with BSP. During fiscal 2008, we charged BSP $2.5 million for management services and other fees. We have not charged BSP for management services or other fees since fiscal 2008. We conducted these services in the normal course of business and recorded them at the exchanged amounts.

On July 2, 2008, we entered into a shareholders’ agreement and a sales and marketing agreement with BSP. Pursuant to the terms of the shareholders’ agreement, Mr. Braca was appointed Chief Executive Officer of BSP. We have committed to provide equity in BSP up to an overall amount of $3.4 million, of which we have provided $3.3 million as of January 31, 2011, each based on the Euro-to-dollar exchange rate in effect on January 31, 2011. We have further guaranteed up to $1.5 million if BSP does not fulfill its obligations under its loan obligations, based on the Euro-to-dollar exchange rate as of January 31, 2011.

Under the terms of the sales and marketing services agreement with BSP, we agreed to promote BSP’s manufacturing capacity and development services, and BSP agreed to provide referral services to us. To date, neither party has paid the other for any such services.

Relationships with Alara Pharmaceutical Corporation

See “Item 6. Executive Compensation—Compensation Committee Interlocks and Insider Participation—Relationships with Alara Pharmaceutical Corporation.”

Policies and Procedure Regarding Review, Approval or Ratification of Related Person Transactions

Prior to December 16, 2010, we had not adopted any policies or procedures regarding the review, approval or ratification of related person transactions other than for executive compensation. See “Item 6. Executive Compensation—Compensation Discussion and Analysis.” However, we are incorporated under, and subject to the requirements of, the Canada Business Corporations Act (the “CBCA”), which requires a director or officer to disclose the nature and extent of any interest that he or she has in any material contract or transaction, whether made or proposed, with us if he or she (i) is party to the contract or transaction; (ii) is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (iii) has a material interest in a party to the contract or transaction.

In addition, on December 16, 2010, our Board adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our General Counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chair of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the Audit Committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than the terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefit to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in, or is not in conflict with, our best interests. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the Securities and Exchange Commission’s related person transaction disclosure rule, Item 404(a) of Regulation S-K, our Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (i) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (ii) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (iii) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our CHR Committee in the manner specified in its charter.

Director Independence

Composition of our Board

Our articles of amalgamation provide that our Board shall consist of a minimum of three directors and a maximum of 12 directors. At the annual and special meeting of shareholders held on March 10, 2011, our shareholders approved, by a special 2/3 majority vote, a resolution to amend our articles to permit our Board to appoint one or more additional directors in between meetings of shareholders, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, so long as the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. Notwithstanding the approval of the foregoing special resolution, our Board may revoke this special resolution without any further approval of our shareholders at any time prior to the issue of the articles of amendment relating to it. Articles of amendment have not been issued. The Investor Agreement further provides that our Board shall consist of up to nine members and that JLL Patheon Holdings must approve any change in the size of our Board. As we are not listed on a U.S. national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent, we use the definition of independence of the NASDAQ Capital Market (“NASDAQ”) to determine whether our directors are independent for purposes of U.S. securities laws. Our Board has determined that Derek J. Watchorn, Roy T. Graydon, Brian G. Shaw and Joaquín Viso are independent directors as defined by NASDAQ Rule 5605(a)(2).

Our securities are listed on the TSX, and we are a Canadian reporting issuer. Canadian securities laws employ a different definition of independence than NASDAQ. As prescribed in National Instrument 58-101—Disclosure of Corporate Governance Practices, in all Canadian jurisdictions other than British Columbia, independence is determined by Section 1.4 of National Instrument 52-110—Audit Committees (“NI 52-110”). In addition, our Board has considered the independence of each of the independent directors under the definition of independence in the TSX Company Manual, in order to determine whether each is, or continues to be, a “qualifying independent director” under the terms of the Settlement Agreement. Under these provisions, a director is generally considered to be independent unless in the view of our Board, a director has a direct or indirect material relationship with us that could be reasonably expected to interfere with the exercise of the director’s independent judgment. Our Board has determined that Derek J. Watchorn, Brian G. Shaw, Joaquín B. Viso and David E. Sutin are independent under the Canadian securities laws.

Our Board has determined that the following five directors are not independent under either the NASDAQ rules or Canadian securities laws: Ramsey A. Frank, Paul S. Levy and Thomas S. Taylor (each a Managing Director of JLL Partners); Daniel Agroskin (a Principal of JLL Partners); and James C. Mullen, our Chief Executive Officer. Specifically, under NI 52-110, Messrs. Frank, Levy, Taylor and Agroskin are not independent directors because of their positions with JLL Patheon Holdings and/or its affiliates and the degree of control that JLL Patheon Holdings exercises over us, and under NASDAQ Rule 5605(a)(2), these directors are not independent directors because of their positions with JLL Patheon Holdings and/or its affiliates and the fact that JLL Patheon Holdings owns or controls a majority of our outstanding voting securities. Mr. Mullen is not independent because he is a member of our management.

Board Committees

We have three standing committees of our Board: our Audit Committee, our Corporate Governance Committee and our CHR Committee. As each of our committees includes the participation of one or more directors who are considered non-independent due to their positions with JLL Patheon Holdings and/or its affiliates, none of our committees is composed entirely of independent directors. However, in respect of each of Messrs. Frank, Taylor and Agroskin, our Board has determined that each such director is able, notwithstanding his affiliation to JLL Patheon Holdings and/or its affiliates, to exercise the impartial judgment necessary to fulfill his responsibilities as a committee member.

The charters of each of our committees are provided on our website: www.patheon.com. The information contained on, or accessible from, our website is not part of this registration statement.

Audit Committee

Our Audit Committee is currently comprised of the following three members: Brian G. Shaw (Chairman), Joaquín B. Viso and Thomas S. Taylor. Mr. Shaw and Mr. Viso are considered to be “independent” within the meaning of NI 52-110 and NASDAQ Rule 5605(c)(2), the Canadian and NASDAQ rules concerning Audit Committee independence, respectively. Mr. Taylor is not considered to be independent because of his positions with JLL Patheon Holdings and/or its affiliates. Each of the members of our Audit Committee is “financially literate” within the meaning of NI 52-110.

For the purposes of compliance with audit committee composition requirements under NI 52-110, we are relying on the exemption found in section 3.3(2) (Controlled Companies) thereunder from the requirement that every audit committee member be independent. Sections 3.3(2) and 3.7 of NI 52-110 permit us, in certain circumstances, to have a non-independent director serve on our Audit Committee, as long as a majority of our Audit Committee members (in our case, two out of three) are independent. For purposes of reliance on this exemption, our Board has determined in its reasonable judgment that Mr. Taylor is able to exercise the impartial judgment necessary for fulfillment of his responsibilities as an Audit Committee member and his appointment is in the best interests of us and our shareholders.

Corporate Governance Committee

Our Corporate Governance Committee is currently comprised of the following three members: Mr. Frank (Chairman), Mr. Taylor and Mr. Viso. Mr. Frank and Mr. Taylor are considered not to be independent because of their positions with JLL Patheon Holdings and/or its affiliates. As a result, the Corporate Governance Committee, which serves as our Board’s nominating committee, is not composed entirely of independent directors.

Compensation and Human Resources Committee

Our CHR Committee is currently comprised of the following three members: Mr. Taylor (Chairman), Mr. Agroskin and Mr. Viso. Mr. Taylor and Mr. Agroskin are considered not to be independent because of their positions with JLL Patheon Holdings and/or its affiliates. As a result, our CHR Committee, which serves as our Board’s compensation committee, is not composed entirely of independent directors.

Item 8.	Legal Proceedings.

Neither we, nor any of our subsidiaries, are involved in any material pending legal proceeding. Additionally, no such proceedings are known to be contemplated by governmental authorities.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Our restricted voting shares are traded on the TSX under the trading symbol “PTI.” There is no established public trading market for our shares in the United States. The following table sets forth the reported high and low trading prices (in Canadian dollars) and trading volumes of our restricted voting shares on the TSX for the following periods:

Toronto Stock Exchange

(Canadian $s)

	High	Low
Fiscal year ending October 31, 2011:
Quarter ended January 31, 2011	2.45	2.03

Fiscal year ended October 31, 2010:
Quarter ended January 31, 2010	2.73	2.11
Quarter ended April 30, 2010	2.70	2.46
Quarter ended July 31, 2010	2.66	2.38
Quarter ended October 31, 2010	2.58	2.19

Fiscal year ended October 31, 2009:
Quarter ended January 31, 2009	2.25	0.75
Quarter ended April 30, 2009	2.65	1.84
Quarter ended July 31, 2009	2.99	2.28
Quarter ended October 31, 2009	3.63	2.45

Shares Subject to Outstanding Options or Convertible Securities

As of March 31, 2011, there were outstanding options or warrants to purchase, or securities convertible into, 12,352,657 of our restricted voting shares.

Also as of March 31, 2011, 54,739,362 shares of our restricted voting shares were eligible for resale under Rule 144 promulgated under the Securities Act. Of these, 49,252,591 shares are held by our affiliates, and thus are subject to certain conditions to resale, including requirements regarding the availability of current public information about us, the manner of sale, limits on the volume of securities sold and notice filings. The number of shares eligible for resale under Rule 144 described in this paragraph excludes 74,428,564 of our restricted voting shares that were issued in public offerings in Canada.

Pursuant to the Investor Agreement with JLL Patheon Holdings described above, we have agreed to register under certain circumstances up to 38,018,538 of our restricted voting shares held by JLL Patheon Holdings under the Securities Act if we are eligible to use Form F-10 to register such shares and if JLL Patheon Holdings requests such registration under the Securities Act. As of the date hereof, we are not eligible to use Form F-10 to register shares under the Securities Act, as we do not meet the definition of “foreign private issuer” as such term is defined in Rule 405 under the Securities Act.

Holders

As of March 31, 2011, there were approximately 545 holders of record of our restricted voting shares. This number does not include beneficial owners for whom shares are held by nominees in street name.

Dividends

We did not pay dividends on our restricted voting shares during fiscal 2009, 2010 or the first quarter of fiscal 2011. We currently do not intend to pay cash dividends on our restricted voting shares for the foreseeable future, as we prefer to reinvest our cash to enhance our growth.

Our credit facilities include covenants that limit our ability to pay dividends. See “Note 8—Long-Term Debt” to our consolidated financial statements beginning on page F-1 of this registration statement. The Investor Agreement also prevents us from declaring or paying any dividends without the approval of JLL Patheon Holdings for so long as JLL Patheon Holdings holds 13,306,488 restricted voting shares.

Equity Compensation Plan Information

The following table sets forth aggregate information regarding our equity compensation plans as of October 31, 2010. The only equity compensation plan that we currently maintain is our Incentive Stock Option Plan, pursuant to which we may grant options to purchase our restricted voting shares to eligible persons.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	8,327,357	$3.26	1,360,237
Equity compensation plans not approved by security holders	—	—	—

Total	8,327,357	$3.26	1,360,237

(1)	Before the March 2011 amendments, our Incentive Stock Option Plan provided that the maximum number of restricted voting shares that could be issued upon the exercise of options equaled 7.5% of our total issued and outstanding shares (on a non-diluted basis). Following the March 2011 amendments, our Incentive Stock Option Plan now provides that the maximum number of restricted voting shares that may be issued upon the exercise of options equals 15,500,151 shares.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to non-resident holders of our common stock, other than withholding tax requirements. See “—Certain Canadian Federal Income Tax Considerations.”

There is no limitation imposed by Canadian law or by our articles of amalgamation on the right of a non-resident to hold or vote restricted voting shares, other than as provided by the “Investment Canada Act,” the “North American Free Trade Agreement Implementation Act (Canada),” the “World Trade Organization Agreement Implementation Act” and the CBCA, which permits our shareholders, by special resolution, to amend our articles of amalgamation to constrain the issue or transfer of any class or series of our securities to persons who are not residents of Canada in certain limited circumstances.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

Taxation

Certain U.S. Federal Income Tax Considerations

The information set forth below is a general summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) relating to the acquisition, ownership and disposition of restricted voting shares. This summary provides only general information and does not purport to be a complete analysis or listing of all of the possible U.S. federal income tax consequences that may apply to a U.S. Holder. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult his, her or its own tax advisor regarding the U.S. federal, state and local, and foreign tax consequences arising from or relating to the acquisition, ownership and disposition of restricted voting shares.

No ruling from the Internal Revenue Service (“IRS”) has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership or disposition of our restricted voting shares. Because the authorities on which this summary is based are subject to differing interpretations, the IRS could successfully challenge one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, OR CAN BE USED, BY A U.S. HOLDER FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE. THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of This Summary

Authorities

This summary is based on the Code, its legislative history, U.S. Treasury Regulations promulgated under the Code, published IRS rulings and administrative positions, U.S. judicial decisions, and the Canada-U.S. Tax Convention (1980), as amended by protocols (the “Canada-U.S. Tax Treaty”), in each case, as in effect and available as of the date of this registration statement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of restricted voting shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia, (iii) an estate if the income of the estate is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (A) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (B) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of restricted voting shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of our restricted voting shares. A non-U.S. Holder should consult his, her or its own tax advisor regarding the U.S. federal, state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) arising from and relating to the acquisition, ownership and disposition of restricted voting shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (i) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (ii) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts or regulated investment companies; (iii) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (iv) U.S. Holders that have a functional currency other than the U.S. dollar; (v) U.S. Holders subject to the alternative minimum tax provisions of the Code; (vi) U.S. Holders that own restricted voting shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position; (vii) U.S. Holders that acquired restricted voting shares through the exercise of employee stock options or otherwise as compensation for services; and (viii) U.S. Holders that hold restricted voting shares other than as a capital asset within the meaning of Section 1221 of the Code. A U.S. Holder that is subject to special provisions under the Code, including a U.S. Holder described above, should consult his, her or its own tax advisor regarding the U.S. federal, state and local, and foreign tax consequences arising from and relating to the acquisition, ownership and disposition of restricted voting shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds restricted voting shares, the U.S. federal income tax consequences to the partnership and the partners of the partnership generally will depend on the activities of the partnership and the status of its partners. A partner of an entity that is classified as a partnership for U.S. federal income tax purposes should consult his, her or its own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of restricted voting shares.

Tax Consequences Other Than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. estate, state, local or foreign tax consequences to U.S. Holders of the acquisition, ownership and disposition of restricted voting shares, except as set forth under “—Certain Canadian Federal Income Tax Consequences.” Each U.S. Holder should consult his, her or its own tax advisor regarding the U.S. estate, state, local and foreign tax consequences arising from and relating to the acquisition, ownership and disposition of our restricted voting shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Restricted Voting Shares

Distributions on Restricted Voting Shares

Subject to the possible application of the controlled foreign corporation (“CFC”) rules and the passive foreign investment company (“PFIC”) rules described below, a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to our restricted voting shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated earnings and profits (as computed for U.S. federal income tax purposes). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, reducing the adjusted basis of our restricted voting shares with regard to which the distribution was made (but not below zero), and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such restricted voting shares.

Dividends received prior to January 1, 2013 by a U.S. Holder that is an individual, estate or trust from a “qualified foreign corporation” (“qualified dividends”) will generally be taxed at the preferential tax rates applicable to long-term capital gains if certain holding period requirements are met. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Canada-U.S. Tax Treaty meets these requirements, and we believe that we are eligible for the benefits of the Canada-U.S. Tax

Treaty. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed in “—Passive Foreign Investment Company Rules,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in future years. Accordingly, in such event, any dividends paid on our restricted voting shares prior to January 1, 2013 would constitute qualified dividends.

Whether or not dividends received by a U.S. Holder are U.S. source income may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. Dividends from foreign corporations generally are income from sources outside the United States. However, with respect to any dividend paid by us, if 25% or more of our gross income from all sources during the three-year period ending with the close of our taxable year preceding the declaration of such dividend was effectively connected with the conduct of a trade or business within the United States, then an amount of such dividend which bears the same ratio to the total dividend as our gross income for such period which was effectively connected with the conduct of a trade or business within the United States bears to our gross income for such period from all sources generally will be U.S. source income.

Sale, Exchange or Other Taxable Disposition of Restricted Voting Shares

Subject to the possible application of the CFC and PFIC rules described below, a U.S. Holder will recognize gain or loss on the sale or exchange of restricted voting shares (or any other disposition of restricted voting shares that is treated as a sale or exchange for U.S. federal income tax purposes) equal to the difference, if any, between (i) the U.S. dollar value of the amount realized on such sale or exchange and (ii) such U.S. Holder’s adjusted tax basis in our restricted voting shares. A U.S. Holder’s adjusted tax basis in its restricted voting shares will generally be the cost to the holder of the shares, determined in U.S. dollars. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our restricted voting shares are held for more than one year. Preferential rates apply to net long-term capital gains recognized by a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Any capital gain that is not long-term capital gain is short-term capital gain and is taxed at ordinary income rates. Deductions for capital losses are subject to significant limitations under the Code.

Gain or loss recognized by a U.S. Holder on a sale, exchange or other taxable disposition of restricted voting shares will generally be treated as income or loss from sources within the United States, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

In certain circumstances, amounts received by a U.S. Holder upon the redemption of restricted voting shares may be treated as a distribution with respect to restricted voting shares, rather than as a payment in exchange for restricted voting shares that results in the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of our current or accumulated earnings and profits. See “— Distributions on Restricted Voting Shares” for a discussion regarding the U.S. federal income tax treatment of distributions with respect to restricted voting shares. The determination of whether a redemption of restricted voting shares will be treated as a distribution with respect to restricted voting shares rather than as a payment in exchange for restricted voting shares generally will depend upon whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership interest in us. The rules applicable to redemptions are complex, and each U.S. Holder should consult his, her or its own tax advisor to determine whether in the U.S. Holder’s own particular case a redemption of restricted voting shares will be treated as a distribution with respect to restricted voting shares or as a payment in exchange for our restricted voting shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, and the amount received by a U.S. Holder in foreign currency on the sale, exchange or other taxable disposition of restricted voting shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult his, her or its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our restricted voting shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for- dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Any dividends that we pay will generally constitute “foreign source” income and will generally be categorized as “passive category income.” The foreign tax credit rules are complex, and each U.S. Holder should consult his, her or its own tax advisor regarding the foreign tax credit rules.

Controlled Foreign Corporations

We will be considered a CFC for any year in which U.S. Holders that each own (directly, indirectly or by attribution) at least 10% of our voting shares (each a “10% U.S. Holder”) together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of our shares. If we are classified as a CFC, such classification would have many complex results, one of which is that if a person is a 10% U.S. Holder on the last day of our taxable year, such person will be required to recognize as ordinary income his, her or its pro rata share of certain of our income (including both ordinary earnings and capital gains) for the taxable year, whether or not such person receives any distributions on restricted voting shares during that taxable year. In addition, special foreign tax credit rules would apply. The 10% U.S. Holder’s adjusted tax basis in his, her or its restricted voting shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in the 10% U.S. Holder’s adjusted tax basis in restricted voting shares and would not be taxed again when such person receives such distribution. If a person is a 10% U.S. Holder, any gain from disposition of restricted voting shares will be treated as dividend income to the extent of earnings and profits attributable to such restricted voting shares which were accumulated during the time such person held such restricted voting shares (but generally excluding earnings and profits previously included in such person’s gross income under the rules described above).

If in any given year we are deemed to be both a PFIC and a CFC, if a person is a 10% U.S. Holder, such person would be subject to the CFC rules and not the PFIC rules with respect to his, her or its ownership of restricted voting shares.

A U.S. Holder should consult his, her or its own tax advisor regarding the application of the CFC rules to our restricted voting shares in his, her or its particular circumstances, in the event that we are determined to be a CFC.

Passive Foreign Investment Company Rules

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a PFIC. For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC if (i) at least 75% of its gross income in a taxable year is “passive” income, or (ii) at least 50% of the value of its assets in a taxable year (based on an average of the quarterly values of its assets for the taxable year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, royalties, rents, annuities, interest, gains from commodities transactions and net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents or annuities. In determining whether we are a PFIC, we are required to take into account a pro rata portion of the income and assets of each corporation of which we own, directly or indirectly, at least 25% by value.

Based on our current estimates and projections of the composition of our income and the value of our assets, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in future years. However, this conclusion is a factual determination made annually and thus may be subject to change. Since our PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year. Moreover, we cannot predict whether the composition of our income and assets will cause us to be treated as a PFIC in any future taxable year. Accordingly, no assurance can be given that we are not, or will not become, a PFIC.

Generally, if we are or have been treated as a PFIC for any taxable year during a U.S. Holder’s holding period of restricted voting shares, unless the holder has made a mark-to-market election or a qualified electing fund election (“QEF Election”) (as described below), any “excess distribution” with respect to restricted voting shares would be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the “excess distribution” and to any year before we became a PFIC would be taxed as ordinary income in the taxable year of the excess distribution. The amount allocated to each other taxable year would be subject to tax in the taxable year of the excess distribution at the highest rate in effect for individuals or corporations in such other taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that other taxable year. Distributions made in respect of restricted voting shares during a taxable year will be “excess distributions” to the extent they exceed 125% of the average of the annual distributions on restricted voting shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Generally, if we are treated as a PFIC for any taxable year during which a U.S. Holder owns restricted voting shares, unless the holder made a mark-to-market election or QEF Election (as described below), any gain on the disposition of our restricted voting shares would be treated as an excess distribution and would be allocated ratably over the U.S. Holder’s holding period and subject to taxation and interest charges in the same manner as described in the preceding paragraph.

If we were a PFIC and a U.S. Holder made a mark-to-market election with respect to our restricted voting shares, some of the adverse tax consequences of holding stock in a PFIC described above may be mitigated. A U.S. Holder that holds stock of a PFIC generally may make a mark-to-market election with respect to its stock if the stock constitutes marketable stock. Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a U.S. or non-U.S. exchange or other market that the U.S. Treasury Department determines has trading, listing, financial disclosure and other rules adequate to carry out the purposes of the mark-to-market election. Our restricted voting shares should constitute marketable stock with respect to which a mark-to-market election could be made. In such case, a U.S. Holder would generally include as ordinary U.S. source income or loss the difference between the fair market value of our restricted voting shares at the end of the taxable year and the adjusted tax basis of our restricted voting shares (but loss could only be included to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder made the election, the U.S. Holder’s tax basis in our restricted voting shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of restricted voting shares would be treated as ordinary U.S. source income.

If we were a PFIC and a U.S. Holder made a QEF Election with respect to our restricted voting shares, some of the adverse tax consequences of holding stock in a PFIC described above may be mitigated. If a U.S. Holder were eligible for and timely made a valid QEF Election, such holder would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains, but not losses. We do not currently intend to provide U.S. Holders with the information that would be required to make a QEF Election effective.

Each U.S. Holder should consult his, her or its own tax advisor regarding our status as a PFIC, the possible effect of the PFIC rules to such holder and the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Information Reporting; Backup Withholding

Dividend payments with respect to restricted voting shares and proceeds from the sale, exchange or redemption of restricted voting shares may be subject to information reporting to the IRS and possible U.S. backup withholding tax (currently at a 28% rate). Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or to a U.S. Holder who is otherwise exempt from backup withholding. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if a U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult his, her or its own tax advisor regarding the application of the information reporting and backup withholding rules to such holder.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of our restricted voting shares who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-U.S. Tax Treaty (i) are the beneficial owners of such restricted voting shares; (ii) are “qualifying persons” entitled to benefits under the Canada-U.S. Tax Treaty, (iii) are resident in the United States and are neither resident nor deemed to be resident in Canada; (iv) deal at arm’s length with, and are not affiliated with, us; (v) hold their restricted voting shares as capital property; (vi) do not use or hold, and are not deemed to use or hold their restricted voting shares in connection with carrying on business in Canada; and (vii) do not hold or use restricted voting shares in connection with a permanent establishment or fixed base in Canada (each, a “U.S. Resident Holder”). Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Our restricted voting shares will generally be considered capital property to a U.S. Resident Holder unless either (i) the U.S. Resident Holder holds our restricted voting shares in the course of carrying on a business of buying and selling securities, or (ii) the U.S. Resident Holder has acquired our restricted voting shares in a transaction or transactions considered to be an adventure in the nature of trade.

Limited liability companies (“LLCs”) that are not taxed as corporations pursuant to the provisions of the Code generally do not qualify as resident in the United States and are not “qualified persons” for purposes of the Canada-U.S. Tax Treaty. Under the Canada-U.S. Tax Treaty, a resident of the United States who is a member of such an LLC and is otherwise a “qualified person” eligible for benefits under the Canada-U.S. Tax Treaty may be entitled to claim benefits under the Canada-U.S. Tax Treaty in respect of income, profits or gains derived through the LLC. A U.S. Resident Holder who is a member of an LLC should consult with his, her or its own tax advisors with respect to eligibility for benefits in respect of any income, profits or gains derived through such LLC.

The Canada-U.S. Tax Treaty includes limitation on benefits rules that restrict the ability of certain persons who are resident in the United States to claim any or all benefits under the Canada-U.S. Tax Treaty. A U.S. Resident Holder should consult his, her or its own tax advisors with respect to his, her or its eligibility for benefits under the Canada-U.S. Tax Treaty, having regard to these rules.

This summary is based on the current provisions of the Canada-U.S. Tax Treaty and the Tax Act, the regulations thereunder (the “Regulations”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date of this registration statement. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. There is no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, or in the CRA’s administrative policies or assessing practices.

This summary does not address the tax laws of any province or territory of, or any jurisdiction outside, Canada, which might materially differ from the Canadian federal considerations.

This summary is of a general nature only and not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representations concerning the tax consequences to any particular U.S. Resident Holder are made. U.S. Resident Holders should consult their own tax advisers regarding the income tax consequences, arising from and relating to the acquisition, ownership and disposition of our restricted voting shares with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our restricted voting shares, including interest, dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the relevant exchange rate applicable on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Disposition of Restricted Voting Shares

A U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain (or entitled to deduct any capital loss) realized on a disposition of restricted voting shares unless our restricted voting shares constitute “taxable Canadian property” (as defined in the Tax Act) of the U.S. Resident Holder at the time of disposition and the U.S. Resident Holder is not entitled to relief under the Canada-U.S. Tax Treaty. So long as our restricted voting shares are then listed on a designated stock exchange (which currently includes the TSX), our restricted voting shares will generally not constitute taxable Canadian property of a U.S. Resident Holder.

A U.S. Resident Holder whose restricted voting shares are, or may be considered to be, taxable Canadian property should consult with his, her or its own tax advisors for advice having regard to such holder’s particular circumstances.

Dividends

Dividends on restricted voting shares paid or credited, or deemed to be paid or credited, to a U.S. Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable tax treaty or convention. Pursuant to the Canada-U.S. Tax Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Resident Holder that is the beneficial owner of such dividends generally is reduced to 15% or, if the U.S. Resident Holder is a corporation that is the beneficial owner of at least 10% of our voting stock, to 5%.

The Canada-U.S. Tax Treaty generally exempts from Canadian withholding tax dividends paid or credited to (i) a qualifying religious, scientific, literary, educational or charitable organization or (ii) a qualifying trust, company, organization or arrangement constituted and operated exclusively to administer or provide a pension, retirement or employee benefit fund or plan, if such organization or qualifying trust, company or arrangement is a resident of the United States and is exempt from income tax under the laws of the United States.

HOLDERS OF RESTRICTED VOTING SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF RESTRICTED VOTING SHARES.

Item 10.	Recent Sales of Unregistered Securities.

The following securities were sold by us within the past three years and were not registered under the Securities Act.

In April 2010, we sold the Notes for an aggregate principal amount of $280,000,000. We received net proceeds of $268,500,000 pursuant to this sale. The initial purchasers of the Notes were J.P. Morgan Securities, Inc., UBS Securities LLC and Barclays Capital Inc. The issuance of the Notes to the initial purchasers was made in reliance on Section 4(2) under the Securities Act and the notes were subsequently resold by the initial purchasers pursuant to Rule 144A and Regulation S thereunder.

In July 2009, we issued 38,018,538 restricted voting shares to JLL Patheon Holdings pursuant to its irrevocable election to convert its 150,000 Series C Preferred Shares and its corresponding surrender of its Series C Preferred Share Certificate. The issuance of our restricted voting shares was made in reliance on Section 4(2) under the Securities Act.

In September 2008, we issued 400,000 restricted voting shares to JLL Patheon Holdings in consideration for its agreement to waive the requirement, under the terms of the Series C Preferred Shares held by it, that we redeem such shares for cash on April 27, 2017, if not previously converted, for a redemption price of at least $185,000,000. The issuance of our restricted voting shares was made in reliance on Section 4(2) under the Securities Act.

Since February 24, 2008, we have issued options to purchase 11,394,211 restricted voting shares with an aggregate exercise price of $30,814,451 to our directors, officers, employees and consultants, and we have issued 115,000 restricted voting shares for an aggregate exercise price of $405,950 upon exercise of such options. The grants and issuances of these securities to persons residing outside the United States were made in reliance on Regulation S promulgated under the Securities Act. The grants and issuances of these securities to persons residing in the United States were made in reliance on Rule 701 promulgated under the Securities Act.

Item 11.	Description of Registrant’s Securities to be Registered.

Holders of restricted voting shares are entitled to receive notice of and attend all annual and special meetings of our shareholders, other than separate meetings of holders of any other class or series of shares, and to one vote at shareholders’ meetings in respect of the election of some of our directors. Under the CBCA, our shareholders also have the right to appoint our independent auditor and, so long as they comply with certain requirements of the CBCA, submit notice of matters to be raised at such meetings. The CBCA also provides that holders of not less than 5% of our restricted voting shares may requisition our directors to call a shareholder meeting for the purposes stated in the requisition. Holders of our restricted voting shares do not have cumulative voting rights. The holders of the Series D Preferred Shares are entitled to elect up to three of our directors, subject to ownership levels. Holders of our restricted voting shares are entitled to dividends on a pro rata basis if, and as when, declared by our Board. Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or ratably with the holders of restricted voting shares, our Board may declare dividends on our restricted voting shares to the exclusion of any other class of our shares.

On our liquidation, dissolution or winding-up, holders of our restricted voting shares are entitled to participate ratably in any distribution of our assets after we have paid or provided for payment of all of our debts and liabilities, subject to the rights of the holders of any other class of our shares entitled to receive our assets on such a distribution in priority to or ratably with the holders of restricted voting shares. Holders of our restricted voting shares have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our restricted voting shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

The CBCA provides that our shareholders may, with a two-thirds vote, amend certain provisions of our articles of amalgamation by a special resolution to, among other things, create new classes of shares; add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of our shares, whether issued or unissued; or to add, change or remove restrictions on the issue, transfer or ownership of our shares.

See “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters—Exchange Controls, Taxation” of this registration statement for a discussion regarding the rights of holders of our restricted voting shares who are not Canadian residents.

Item 12.	Indemnification of Directors and Officers.

Our by-laws provide that we will indemnify any of our directors, former directors, officers, former officers and other parties specified by the by-laws against all costs reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer. The indemnity covers amounts paid to settle actions or to satisfy judgments. However, we may only indemnify these persons if they acted honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding, if they have reasonable grounds for believing that their conduct was lawful. The Canada Business Corporations Act provides that court approval is required for the payment of any indemnity in connection with an action brought by or on our behalf.

In addition, we have entered into indemnification agreements with Messrs. Frank, Graydon, Levy, Taylor and Watchorn. Among other things, these agreements generally provide that we will indemnify each of these individuals for expenses incurred in connection with any proceedings in connection with service as our director or officer or as a director or officer of any other entity to the extent that such person is serving in such capacity at our request (“Indemnified Capacity”). Additionally, we have agreed to indemnify these individuals for expenses which they incur solely by reason of their service in an Indemnified Capacity. These indemnification agreements also provide that, upon written request, we will advance expenses within 30 days of such request. Our obligations under these agreements will survive until six years after such individuals cease to serve in an Indemnified Capacity. Pursuant to our employment agreement with Mr. Mullen, we have agreed to indemnify him to the fullest extent permitted by the laws of the State of New York.

Item 13.	Financial Statements and Supplementary Data.

See “Index to Consolidated Financial Statements.”

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no changes in or corresponding disagreements with our independent accountant during the last two fiscal years.

Item 15.	Financial Statements and Exhibits.

Financial Statements

Our consolidated financial statements appear at the end of this registration statement. See “Index to Consolidated Financial Statements.”

Exhibits

Exhibit No.	Description

3.1	Articles of Amalgamation of Patheon Inc. (“Patheon”).

3.2	Amendment, dated April 26, 2007, to Articles of Amalgamation of Patheon.

3.3*	By-Laws of Patheon dated March 27, 2008.

4.1*	Form of Patheon’s Share Certificate.

4.2*	Indenture dated April 23, 2010 among Patheon, certain subsidiaries of Patheon as Guarantors, U.S. Bank National Association and Deutsche Bank Trust Company Americas, with respect to the 8.625% Senior Secured Notes due 2017.

4.3*	Form of 8.625% Senior Secured Notes due 2017 (included in Exhibit 4.2).

10.1*	Amended and Restated Revolving Credit Agreement dated April 23, 2010 among Patheon, certain subsidiaries of Patheon as Guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as U.S. Administrative Agent, JPMorgan Chase Bank, N.A., as Canadian Administrative Agent, and Toronto Branch and J.P. Morgan Europe Limited, as European Administrative Agent.

10.2*	Purchase Agreement dated March 1, 2007 between Patheon and JLL Partners Fund V, L.P.

10.3*	Investor Agreement dated April 27, 2007 between Patheon and JLL Patheon Holdings, LLC.

10.4*	Redemption Waiver Agreement dated September 4, 2008 between Patheon and JLL Patheon Holdings, LLC.

10.5*	Settlement Agreement dated November 29, 2009 between Patheon and JLL Patheon Holdings, LLC.

10.6*	Lease Agreement dated January 15, 1996 between Lansdown Estates Group Limited and Oxford Asymmetry Limited, assigned to Patheon U.K. Limited on May 3, 2006 in respect of the Milton Park Facility.

10.7*	Licence to Assign Lease Agreement in respect of the Milton Park Facility dated April 28, 2006 among MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited, EVOTEC (UK) Limited and Patheon UK Limited.

10.8*	Contract for the Sale of Leasehold Land in respect of the Milton Park Facility dated May 3, 2006 between EVOTEC (UK) Limited and Patheon UK Limited.

10.9*	Assignment of Leasehold Property in respect of the Milton Park Facility dated May 3, 2006 between EVOTEC (UK) Limited and Patheon UK Limited.

10.10*	Lease Agreement dated December 1, 1993 between Custom Pharmaceuticals and Promix Laboratories, Divisions of Patheon, and The Cadillac Fairview Corporation Limited in respect of the Burlington Facility.

10.11*	Lease Renewal Agreement dated April 10, 2004 between Patheon and Klaus Stephan Reeckmann in respect of the Burlington Facility.

10.12*	Amended and Restated Incentive Stock Option Plan effective September 4, 2008.

Exhibit No.	Description

10.13*	Form of Stock Option Agreement under the Incentive Stock Option Plan for certain awards granted on or before March 17, 2010.

10.14*	Form of Stock Option Agreement under the Incentive Stock Option Plan for certain awards granted on or after March 17, 2010.

10.15*	Amended and Restated Restricted Share Unit Plan of Patheon dated September 4, 2008 (the “Restricted Share Unit Plan”).

10.16*	Performance Share Unit Plan of Patheon dated December 13, 2007 (the “Performance Share Unit Plan”).

10.17*	Form of Performance Share Unit Grant Agreement under the Performance Share Unit Plan.

10.18*	Directors Deferred Share Unit Plan of Patheon dated February 22, 2008, as amended March 27, 2008.

10.19*	Description of Compensation for Non-Employee Directors of Patheon.

10.20*	Deferred Compensation Plan of Patheon dated January 1, 2003, as amended December 18, 2008.

10.21*	Employment Agreement between Patheon Pharmaceutical Services Inc. and James C. Mullen effective February 7, 2011.

10.22*	Employment Agreement between Patheon and Wesley P. Wheeler dated December 3, 2007.

10.23*	First Amendment, dated May 5, 2009, to Employment Agreement between Patheon and Wesley P. Wheeler dated December 3, 2007.

10.24*	Separation Agreement between Patheon and Wesley P. Wheeler dated November 30, 2010.

10.25*	Employment Agreement between Patheon and Peter T. Bigelow dated December 31, 2009.

10.26*	Employment Agreement between Patheon and Eric W. Evans effective May 27, 2008.

10.27*	Employment Agreement between Patheon Pharmaceutical Services Inc. and Warren A. Horton dated January 22, 2010.

10.28*	Summary of Key Terms of the Employment Arrangement between Patheon and Mark J. Kontny dated March 17, 2010.

10.29*	Offer Letter from Patheon to Doaa A. Fathallah dated February 20, 2008.

10.30*	Employment Agreement between Patheon International GmbH and Doaa A. Fathallah effective May 6, 2008.

10.31*	First Amendment, dated June 29, 2010, to Employment Agreement between Patheon International AG, as successor entity to Patheon International GmbH, and Doaa A. Fathallah effective May 6, 2008.

10.32*	Addendum, effective December 17, 2009, to Employment Agreement between Patheon International AG (GmbH) and Doaa A. Fathallah effective May 6, 2008.

10.33*	Employment Agreement between Patheon and Paul M. Garofolo dated May 12, 2008.

10.34*	First Amendment, dated November 23, 2008, to Employment Agreement between Patheon and Paul M. Garofolo dated May 12, 2008.

10.35*	Employment Agreement between Patheon and Geoffrey M. Glass dated March 17, 2009.

10.36*	Addendum, effective October 1, 2009, to Employment Agreement between Patheon and Geoffrey M. Glass dated March 17, 2009.

Exhibit No.	Description

10.37*	Employment Agreement between Patheon Limited UK and Andrew Kelley effective November 1, 2005.

10.38*	Amendment, dated August 16, 2006, to Employment Agreement between Patheon Limited UK and Andrew Kelley effective November 1, 2005.

10.39*	Addendum, dated January 31, 2009, to Employment Agreement between Patheon Limited UK and Andrew Kelley effective November 1, 2005.

10.40*	Amendment, dated January 28, 2011, to Employment Agreement between Patheon Limited UK and Andrew Kelley effective November 1, 2005.

10.41*	Employment Agreement between Patheon Italia S.p.A. and Antonella Mancuso dated September 3, 2001.

10.42*	Form of Indemnification Agreement entered into between Patheon and each of Ramsey A. Frank, Paul S. Levy, Thomas S. Taylor and Derek J. Watchorn.

10.43	2011 Amended and Restated Incentive Stock Option Plan effective March 10, 2011.

21.1*	Subsidiaries of Patheon.

*	Previously filed on February 25, 2011.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PATHEON INC.

By:	/s/ Eric W. Evans
Eric W. Evans
Chief Financial Officer
April 13, 2011

APPENDIX A

RADFORD PEER GROUP

1	AAIPHARMA	51	EV3
2	ABBOTT LABS	52	EXELIXIS
3	ABBOTT MEDICAL OPTICS	53	FAMILY HEALTH INTERNATIONAL
4	AFFYMETRIX	54	FLEXTRONICS INTERNATIONAL
5	AGILENT TECHNOLOGIES	55	FOREST LABORATORIES
6	ALCON LABORATORIES	56	FRED HUTCHINSON CANCER RESEARCH CTR
7	ALKERMES	57	FRESENIUS MEDICAL CARE CANADA
8	AMERICAN RED CROSS	58	GALDERMA LABORATORIES
9	AMGEN	59	GEN-PROBE
10	AMRI	60	GENENCOR A DANISCO DIVISION
11	AMYLIN PHARMACEUTICALS	61	GENENTECH
12	APP PHARMACEUTICALS	62	GENZYME
13	ASTELLAS	63	GILEAD SCIENCES
14	ASTRAZENECA PHARMACEUTICALS	64	GLAXOSMITHKLINE
15	BATTELLE MEMORIAL INSTITUTE	65	H LEE MOFFITT CANCER CENTER
16	BAXTER INTERNATIONAL	66	HAEMONETICS
17	BAYER CANADA	67	HARLAN LABORATORIES
18	BD DIAGNOSTICS GENEOHM	68	HARVARD UNIVERSITY
19	BECKMAN COULTER	69	HOFFMAN LA ROCHE
20	BECTON DICKINSON	70	HOLOGIC
21	BIO-RAD LABORATORIES	71	HOWARD HUGHES MEDICAL
22	BIOGEN IDEC	72	HUMAN GENOME SCIENCES
23	BIOMARIN PHARMACEUTICAL	73	ICON CLINICAL RESEARCH
24	BIOMERIEUX	74	IDEXX LABORATORIES
25	BOEHRINGER INGELHEIM GMBH	75	ILLUMINA
26	BOSTON SCIENTIFIC	76	IMPAX LABORATORIES
27	BRISTOL-MYERS SQUIBB COMPANY	77	INGENIX
28	BROAD INSTITUTE OF MIT & HARVARD	78	INTUITIVE SURGICAL
29	CARDINAL HEALTH	79	INVERNESS MEDICAL INNOVATIONS
30	CELGENE	80	JOHNSON & JOHNSON
31	CEPHALON	81	KENDLE INTERNATIONAL
32	CHARLES RIVER LABORATORIES	82	KING PHARMACEUTICALS
33	CIBA VISION	83	KV PHARMACEUTICAL
34	CINCINNATI CHILDRENS HOSPITAL	84	LIFE TECHNOLOGIES
35	CITY OF HOPE	85	LONZA BIOLOGICS
36	COVANCE	86	LOVELACE RESPIRATORY RESEARCH INST
37	CSL BEHRING	87	LUNDBECK CANADA
38	CUBIST PHARMACEUTICALS	88	MARTEK BIOSCIENCES
39	DAIICHI SANKYO	89	MDS
40	DFB PHARMACEUTICALS	90	MEDICIS PHARMACEUTICAL
41	DIONEX	91	MEDIMMUNE
42	DJO	92	MEDPACE
43	DUKE CLINICAL RESEARCH INSTITUTE	93	MEDTRONIC
44	DUPONT	94	MERCK & CO
45	EDWARDS LIFESCIENCES	95	MERIAL
46	EISAI	96	MILLENNIUM THE TAKEDA ONCOLOGY COMPANY
47	ELAN	97	MILLIPORE
48	EMD CHEMICALS	98	MONSANTO
49	EMD SERONO	99	MYRIAD GENETICS
50	EMERGENT BIOSOLUTIONS	100	NOVARTIS INST/FUNCTIONAL GENOMICS

111	NOVARTIS PHARMACEUTICALS
112	NOVARTIS VACCINES & DIAGNOSTICS
113	NOVEN PHARMACEUTICALS
114	PAREXEL INTERNATIONAL
115	PERKIN ELMER
116	PFIZER
117	PHARMACEUTICAL PRODUCT DEVELOPMENT
118	PHARMANET
119	PIONEER HI-BRED INTERNATIONAL
120	PRA INTERNATIONAL
121	PREMIER RESEARCH GROUP
122	PROMEGA
123	PURDUE PHARMA LP
124	QIAGEN SCIENCES
125	QUINTILES
126	R&D SYSTEMS
127	REGENERON PHARMACEUTICAL
128	ROCHE DIAGNOSTICS
129	ROCHE MOLECULAR SYSTEMS
130	RTI INTERNATIONAL
131	SAIC FREDERICK
132	SALK INSTITUTE FOR BIOLOGICAL STUDIES
133	SANOFI PASTEUR
134	SANOFI-AVENTIS
135	SCIELE PHARMA
136	SEPRACOR
137	SHIRE PHARMACEUTICALS
138	SIEMENS HEALTHCARE
139	SPECTRUM HEALTH
140	ST JUDE CHILDRENS RESEARCH HOSPITAL
141	STANFORD UNIVERSITY
142	STANFORD UNIVERSITY MEDICAL CENTER
143	SYNGENTA CROP PROTECTION
144	SYNTHES USA
145	TAKEDA PHARMACEUTICALS NORTH AMERICA
146	TALECRIS BIOTHERAPEUTICS
147	TEVA PHARMACEUTICALS USA
148	THE UNIVERSITY OF CHICAGO
149	THORATEC
150	UNIVERSITY OF MIAMI MILLER SCHOOL OF MEDICINE
151	VENTANA MEDICAL SYSTEMS
152	VERTEX PHARMACEUTICALS
153	WARNER CHILCOTT
154	WATSON PHARMACEUTICALS
155	WYETH PHARMACEUTICALS
156	ZIMMER
157	ZYMOGENETICS

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Amalgamation of Patheon Inc. (“Patheon”).

3.2	Amendment, dated April 26, 2007, to Articles of Amalgamation of Patheon.

3.3*	By-Laws of Patheon dated March 27, 2008.

4.1*	Form of Patheon’s Share Certificate.

4.2*	Indenture dated April 23, 2010 among Patheon, certain subsidiaries of Patheon as Guarantors, U.S. Bank National Association and Deutsche Bank Trust Company Americas, with respect to the 8.625% Senior Secured Notes due 2017.

4.3*	Form of 8.625% Senior Secured Notes due 2017 (included in Exhibit 4.2).

10.1*	Amended and Restated Revolving Credit Agreement dated April 23, 2010 among Patheon, certain subsidiaries of Patheon as Guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as U.S. Administrative Agent, JPMorgan Chase Bank, N.A., as Canadian Administrative Agent, and Toronto Branch and J.P. Morgan Europe Limited, as European Administrative Agent.

10.2*	Purchase Agreement dated March 1, 2007 between Patheon and JLL Partners Fund V, L.P.

10.3*	Investor Agreement dated April 27, 2007 between Patheon and JLL Patheon Holdings, LLC.

10.4*	Redemption Waiver Agreement dated September 4, 2008 between Patheon and JLL Patheon Holdings, LLC.

10.5*	Settlement Agreement dated November 29, 2009 between Patheon and JLL Patheon Holdings, LLC.

10.6*	Lease Agreement dated January 15, 1996 between Lansdown Estates Group Limited and Oxford Asymmetry Limited, assigned to Patheon U.K. Limited on May 3, 2006 in respect of the Milton Park Facility.

10.7*	Licence to Assign Lease Agreement in respect of the Milton Park Facility dated April 28, 2006 among MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited, EVOTEC (UK) Limited and Patheon UK Limited.

10.8*	Contract for the Sale of Leasehold Land in respect of the Milton Park Facility dated May 3, 2006 between EVOTEC (UK) Limited and Patheon UK Limited.

10.9*	Assignment of Leasehold Property in respect of the Milton Park Facility dated May 3, 2006 between EVOTEC (UK) Limited and Patheon UK Limited.

10.10*	Lease Agreement dated December 1, 1993 between Custom Pharmaceuticals and Promix Laboratories, Divisions of Patheon, and The Cadillac Fairview Corporation Limited in respect of the Burlington Facility.

10.11*	Lease Renewal Agreement dated April 10, 2004 between Patheon and Klaus Stephan Reeckmann in respect of the Burlington Facility.

10.12*	Amended and Restated Incentive Stock Option Plan effective September 4, 2008.

10.13*	Form of Stock Option Agreement under the Incentive Stock Option Plan for certain awards granted on or before March 17, 2010.

10.14*	Form of Stock Option Agreement under the Incentive Stock Option Plan for certain awards granted on or after March 17, 2010.

10.15*	Amended and Restated Restricted Share Unit Plan of Patheon dated September 4, 2008 (the “Restricted Share Unit Plan”).

Exhibit No.	Description

10.16*	Performance Share Unit Plan of Patheon dated December 13, 2007 (the “Performance Share Unit Plan”).

10.17*	Form of Performance Share Unit Grant Agreement under the Performance Share Unit Plan.

10.18*	Directors Deferred Share Unit Plan of Patheon dated February 22, 2008, as amended March 27, 2008.

10.19*	Description of Compensation for Non-Employee Directors of Patheon.

10.20*	Deferred Compensation Plan of Patheon dated January 1, 2003, as amended December 18, 2008.

10.21*	Employment Agreement between Patheon Pharmaceutical Services Inc. and James C. Mullen effective February 7, 2011.

10.22*	Employment Agreement between Patheon and Wesley P. Wheeler dated December 3, 2007.

10.23*	First Amendment, dated May 5, 2009, to Employment Agreement between Patheon and Wesley P. Wheeler dated December 3, 2007.

10.24*	Separation Agreement between Patheon and Wesley P. Wheeler dated November 30, 2010.

10.25*	Employment Agreement between Patheon and Peter T. Bigelow dated December 31, 2009.

10.26*	Employment Agreement between Patheon and Eric W. Evans effective May 27, 2008.

10.27*	Employment Agreement between Patheon Pharmaceutical Services Inc. and Warren A. Horton dated January 22, 2010.

10.28*	Summary of Key Terms of the Employment Arrangement between Patheon and Mark J. Kontny dated March 17, 2010.

10.29*	Offer Letter from Patheon to Doaa A. Fathallah dated February 20, 2008.

10.30*	Employment Agreement between Patheon International GmbH and Doaa A. Fathallah effective May 6, 2008.

10.31*	First Amendment, dated June 29, 2010, to Employment Agreement between Patheon International AG, as successor entity to Patheon International GmbH, and Doaa A. Fathallah effective May 6, 2008.

10.32*	Addendum, effective December 17, 2009, to Employment Agreement between Patheon International AG (GmbH) and Doaa A. Fathallah effective May 6, 2008.

10.33*	Employment Agreement between Patheon and Paul M. Garofolo dated May 12, 2008.

10.34*	First Amendment, dated November 23, 2008, to Employment Agreement between Patheon and Paul M. Garofolo dated May 12, 2008.

10.35*	Employment Agreement between Patheon and Geoffrey M. Glass dated March 17, 2009.

10.36*	Addendum, effective October 1, 2009, to Employment Agreement between Patheon and Geoffrey M. Glass dated March 17, 2009.

10.37*	Employment Agreement between Patheon Limited UK and Andrew Kelley effective November 1, 2005.

10.38*	Amendment, dated August 16, 2006, to Employment Agreement between Patheon Limited UK and Andrew Kelley effective November 1, 2005.

10.39*	Addendum, dated January 31, 2009, to Employment Agreement between Patheon Limited UK and Andrew Kelley effective November 1, 2005.

Exhibit No.	Description

10.40*	Amendment, dated January 28, 2011, to Employment Agreement between Patheon Limited UK and Andrew Kelley effective November 1, 2005.

10.41*	Employment Agreement between Patheon Italia S.p.A. and Antonella Mancuso dated September 3, 2001.

10.42*	Form of Indemnification Agreement entered into between Patheon and each of Ramsey A. Frank, Paul S. Levy, Thomas S. Taylor and Derek J. Watchorn.

10.43	2011 Amended and Restated Incentive Stock Option Plan effective March 10, 2011.

21.1*	Subsidiaries of Patheon.

*	Previously filed on February 25, 2011.

Report of Independent Auditors

To the Board of Directors and Shareholders of Patheon Inc.

We have audited the consolidated balance sheets of Patheon Inc. as at October 31, 2010 and 2009, and the consolidated statements of loss, changes in shareholders’ equity, comprehensive (loss) income and cash flows for each of the three years in the period ended October 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Patheon Inc. as at October 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

Raleigh, North Carolina

December 16, 2010 (except for Note 21 which is as of February 25, 2011)

Patheon Inc.

CONSOLIDATED BALANCE SHEETS

	As of October 31,
(in millions of U.S. dollars )	2010	2009
	$	$
Assets
Current
Cash and cash equivalents	53.5	22.3
Accounts receivable	139.9	151.5
Inventories	73.3	78.3
Income taxes receivable	5.7	2.6
Prepaid expenses and other	9.5	11.8
Future tax assets—short term	9.0	10.5

Total current assets	290.9	277.0

Capital assets	478.3	490.8
Intangible assets	1.4	3.2
Future tax assets	11.2	11.8
Goodwill	3.4	3.2
Investments	5.3	4.1
Long-term assets held for sale	—	0.7
Other long-term assets	18.4	—

Total assets	808.9	790.8

Liabilities and shareholders’ equity
Current
Short-term borrowings	2.0	14.0
Accounts payable and accrued liabilities	156.7	170.8
Income taxes payable	0.4	1.8
Deferred revenues—short term	26.7	4.6
Future tax liability—short term	—	1.7
Current portion of long-term debt	3.5	15.4

Total current liabilities	189.3	208.3

Long-term debt	274.8	221.1
Deferred revenues	19.2	37.1
Future tax liabilities	29.7	31.5
Other long-term liabilities	22.9	21.5

Total liabilities	535.9	519.5

Shareholders’ equity
Restricted voting shares	553.8	553.8
Contributed surplus	10.0	7.7
Deficit	(330.7)	(325.7)
Accumulated other comprehensive income	39.9	35.5

Total shareholders’ equity	273.0	271.3

Total liabilities and shareholders’ equity	808.9	790.8

On behalf of the Board:

/s/ Ramsey A. Frank	/s/ Peter T. Bigelow
RAMSEY A. FRANK	PETER T. BIGELOW
DIRECTOR	INTERIM CHIEF EXECUTIVE OFFICER

see accompanying notes

Patheon Inc.

CONSOLIDATED STATEMENTS OF LOSS

	Years ended October 31,
(in millions of U.S. dollars, except loss per share)	2010	2009	2008
	$	$	$
Revenues	671.2	655.1	717.3
Cost of goods sold	526.2	511.2	560.2

Gross profit	145.0	143.9	157.1
Selling, general and administrative expenses	110.6	105.5	121.3
Repositioning expenses	6.8	2.1	19.9

Operating income	27.6	36.3	15.9
Interest expense, net	19.5	15.4	30.8
Impairment charge	3.6	—	0.4
Foreign exchange (gain) loss	(1.5)	7.0	(1.5)
Gain on extinguishment of debt	—	—	(34.9)
Loss (gain) on sale of fixed assets	0.2	—	(0.7)
Refinancing Expenses	12.2	—	—
Other	(0.1)	0.4	—

(Loss) income from continuing operations before income taxes	(6.3)	13.5	21.8
Current	6.7	7.7	13.9
Future	(9.7)	4.8	(12.4)

(Benefit from) provision for income taxes	(3.0)	12.5	1.5

(Loss) income before discontinued operations	(3.3)	1.0	20.3
Loss from discontinued operations	(1.7)	(7.8)	(19.5)

Net (loss) income for the period	(5.0)	(6.8)	0.8
Dividends on convertible preferred shares	—	11.1	1.5

Net loss attributable to restricted voting shareholders	(5.0)	(17.9)	(0.7)

Basic and diluted loss per share
From continuing operations	$(0.026)	$(0.100)	$0.207
From discontinued operations	$(0.013)	$(0.077)	$(0.215)

	$(0.039)	$(0.177)	$(0.008)

Weighted-average number of shares outstanding during period—basic and diluted (in thousands)	129,168	100,964	90,737

see accompanying notes

Patheon Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Years ended October 31,
(in millions of U.S. dollars)	2010	2009	2008
	$	$	$
Convertible preferred shares—equity component
Balance at beginning of period	—	149.2	15.9
Reclassification from debt component	—	—	131.8
Paid in-kind dividend on shares	—	11.1	1.5
Conversion of convertible preferred shares	—	(160.3)	—

Balance at end of period	—	—	149.2

Restricted voting shares
Balance at beginning of period	553.8	393.5	392.0
Shares issued during the period, net of issue costs	—	—	1.5
Conversion of convertible preferred shares	—	160.3	—

Balance at end of period	553.8	553.8	393.5

Contributed surplus
Balance at beginning of period	7.7	6.7	4.1
Stock-based compensation	2.3	1.0	2.6

Balance at end of period	10.0	7.7	6.7

Deficit
Balance at beginning of period	(325.7)	(309.3)	(293.7)
Change on deemed redemption of equity component of preferred shares	—	—	(14.9)
Adjustment related to change in accounting policy	—	1.6	—
Net loss attributable to restricted voting shareholders	(5.0)	(17.9)	(0.7)

Balance at end of period	(330.7)	(325.7)	(309.3)

Accumulated other comprehensive income (loss)
Balance at beginning of period	35.5	(2.9)	71.5
Other comprehensive income (loss) for the period	4.4	38.4	(74.4)

Balance at end of period	39.9	35.5	(2.9)

Total shareholders’ equity at end of period	273.0	271.3	237.2

see accompanying notes

Patheon Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years ended October 31,
(in millions of U.S. dollars)	2010	2009	2008
	$	$	$
Net loss attributable to restricted voting shareholders	(5.0)	(17.9)	(0.7)

Other comprehensive income (loss), net of income taxes
Change in foreign currency gains (losses) on investments in subsidiaries, net of hedging activities[1]	1.6	25.5	(57.8)
Change in value of derivatives designated as foreign currency and interest rate cash flow hedges[2]	9.0	8.0	(11.5)
(Losses) gains on foreign currency and interest rate cash flow hedges reclassified to consolidated statement of loss[3]	(6.2)	4.9	(5.1)

Other comprehensive income (loss) for the period	4.4	38.4	(74.4)

Comprehensive (loss) income attributable to restricted voting shareholders	(0.6)	20.5	(75.1)

The amounts disclosed in other comprehensive income have been recorded net of income taxes as follows:

[1]	Net of an income tax expense of $0.1 million (2009 and 2008 nil).
[2]

Net of an income tax expense of $1.9 million for the year ended October 31, 2010. (Net of an income tax expense of $1.1 million and a recovery of $0.2 million for the years ended October 31, 2009 and 2008, respectively.)

[3]

Net of an income tax recovery of $0.8 million for the year ended October 31, 2010 . (Net of an income tax recovery of $0.9 million and $0.3 million for the years ended October 31, 2009 and 2008, respectively.)

see accompanying notes

Patheon Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended October 31,
(in millions of U.S. dollars)	2010	2009	2008
	$	$	$
Operating activities
(Loss) income before discontinued operations	(3.3)	1.0	20.3
Add (deduct) charges to operations not requiring a current cash payment
Depreciation and amortization	55.8	42.6	45.3
Impairment charge	3.6	—	0.4
Foreign exchange loss on debt	—	—	7.0
Accreted interest on convertible preferred shares	—	—	13.5
Gain on extinguishment of debt	—	—	(34.9)
Other non-cash interest	2.5	0.6	0.6
Change in other long-term assets and liabilities	(8.6)	(1.2)	(3.2)
Future income taxes	(8.9)	4.8	(12.4)
Amortization of deferred revenues	(37.4)	(1.0)	(1.9)
Loss on sale of fixed assets	0.2	—	(0.7)
Stock-based compensation expense	2.3	1.0	2.6
Other	(0.3)	0.5	(0.1)

	5.9	48.3	36.5
Net change in non-cash working capital balances related to continuing operations	(2.6)	(10.8)	(3.6)
Increase in deferred revenues	47.4	10.5	2.6

Cash provided by operating activities of continuing operations	50.7	48.0	35.5
Cash used in operating activities of discontinued operations	(0.7)	(8.9)	(9.1)

Cash provided by operating activities	50.0	39.1	26.4

Investing activities
Additions to capital assets	(48.7)	(49.1)	(55.8)
Proceeds on sale of capital assets	—	0.1	12.2
Net increase in investments	(1.1)	(0.3)	(1.3)
Investment in intangibles	(0.2)	(0.2)	—

Cash used in investing activities of continuing operations	(50.0)	(49.5)	(44.9)
Cash provided by investing activities of discontinued operations	—	0.2	10.4

Cash used in investing activities	(50.0)	(49.3)	(34.5)

Financing activities
(Decrease) increase in short-term borrowings	(10.7)	3.0	3.2
Increase in long-term debt	296.2	50.5	40.3
Increase in deferred financing costs	(7.3)	—	—
Repayment of long-term debt	(246.6)	(39.9)	(38.9)
Convertible preferred share issue cost—equity component	—	—	(0.2)
Issue of restricted voting shares	—	—	0.4

Cash provided by financing activities of continuing operations	31.6	13.6	4.8
Cash used in financing activities of discontinued operations	—	—	(0.2)

Cash provided by financing activities	31.6	13.6	4.6

Effect of exchange rate changes on cash and cash equivalents	(0.4)	(1.3)	(6.8)

Net increase (decrease) in cash and cash equivalents during the period	31.2	2.1	(10.3)
Cash and cash equivalents, beginning of period	22.3	20.2	30.5

Cash and cash equivalents, end of period	53.5	22.3	20.2

Supplemental cash flow information
Interest paid	21.1	15.1	16.6

Income taxes paid, net of refunds	9.1	10.2	13.0

see accompanying notes

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

1. NATURE OF BUSINESS

Patheon Inc. (“Patheon” or the “Company”) is a Canadian public company, which trades under the symbol PTI on The Toronto Stock Exchange ("TSX"). The Company is an independent provider of drug development and manufacturing services to global pharmaceutical, biotechnology and specialty pharmaceutical companies.

Patheon’s commercial manufacturing activities relate primarily to products in solid, semi-solid, liquid and sterile dosage forms. The Company manufactures to customer specifications a wide variety of products in many packaging formats. The Company can be responsible for each aspect of the manufacturing and packaging process, from sourcing raw materials and packaging components to delivering the finished product in consumer-ready form to the customer's distribution facilities.

Patheon’s pharmaceutical development services include dosage form development, analytical methods development, pilot batch manufacture of new products for the regulatory drug approval process and the provision of scale-up services designed to demonstrate that a drug can be manufactured in commercial volumes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant accounting policies followed by the Company are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Going concern

The consolidated financial statements have been prepared in accordance with Canadian GAAP using the going-concern assumption, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of operations.

Use of estimates in the preparation of the consolidated financial statements

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenue and expenses in the reporting period. Management believes that the estimates and assumptions used in preparing its consolidated financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Changes in accounting policy

The Company had no changes in accounting policy from the previously audited consolidated financial statements for the year ended October 31, 2009.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Foreign exchange translation

The Company’s assets and liabilities that are not denominated in U.S. dollars are translated into U.S. dollars as follows: non-monetary assets are translated using the exchange rate in effect at year end, non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue, and revenues and expenses are translated at the average rate during each month. Translation gains and losses related to the carrying value of the Company’s foreign operations are included in accumulated other comprehensive income in shareholders’ equity. Foreign exchange gains and losses on transactions occurring in a currency different than the entity’s functional currency are reflected in income (loss).

Revenue recognition

The Company recognizes revenue for its commercial manufacturing and pharmaceutical development services when services are completed in accordance with specific agreements with its customers and when all costs connected with providing these services have been incurred, the price is fixed or determinable and collectability is reasonably assured. Customer deposits on pharmaceutical development services in progress are included in accounts payable and accrued liabilities.

The Company does not receive any fees on signing of contracts. In the case of pharmaceutical development services, revenue is recognized on the achievement of specific milestones in accordance with the respective development service contracts. In the case of commercial manufacturing services, revenue is recognized when services are complete and the product has met rigorous quality assurance testing.

Deferred revenues

The costs of certain capital assets are reimbursed to the Company by the pharmaceutical companies that are to benefit from the improvements in connection with the manufacturing and packaging agreements in force. These reimbursements are recorded as deferred revenues and are recognized as income over the remaining minimum term of the agreements. In certain instances the Company receives prepayment for future services and these amounts are amortized over the future required service periods.

Financial assets and liabilities

The Company’s financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair value except for held to maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. Held-for-trading financial instruments are recorded at cost as they are initiated and are subsequently measured at fair value and all revaluation gains and losses are included in net income (loss) in the period in which they arise. Available-for-sale financial instruments are also recorded at cost and are subsequently measured at fair value with all revaluation gains and losses included in other comprehensive income. All financial instrument transactions are recorded on the settlement date. Please refer to Note 13—Financial Instruments and Risk Management.

The Company expenses as incurred all transaction costs, including fees paid to advisors and other related costs. Financing costs, including underwriting and arrangement fees paid to lenders are deferred and netted against the carrying value of the related debt and amortized into interest expense using the effective interest rate method.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010 and 2009

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Derivatives and hedge accounting

The Company enters into foreign currency forward contracts to reduce its exposure to foreign currency denominated cash flows and the change in the fair value of foreign denominated assets and liabilities. Please refer to Note 13—Financial Instruments and Risk Management. The Company previously entered into interest rate swap contracts to reduce its exposure to variable interest rates.

All derivative instruments are recorded on the consolidated balance sheets at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income (loss) unless cash flow hedge accounting is used, in which case the changes in the fair value associated with the effective portions of the hedge are recorded in other comprehensive income.

Prior to the refinancing in the second quarter of fiscal 2010, the Company held foreign currency denominated debt as a hedge against the carrying value of its equity investment in certain foreign currency denominated operations. The foreign exchange translation impact of foreign denominated debt that was designated as an effective hedge of the net investments in foreign operations was recognized in other comprehensive income. The foreign exchange translation impact of foreign denominated debt that was not considered to be an effective hedge was recorded in income (loss) from operations. In the third quarter of fiscal 2010, the Company changed the functional currency of its corporate division in Canada to U.S. dollars, thereby eliminating the need for the Company to designate this U.S. dollar denominated debt as a hedge.

Cash and cash equivalents

Cash and cash equivalents include cash in interest-bearing accounts and term deposits with remaining maturities of less than three months at the date the term deposit was acquired.

Inventories

Inventories consisting of raw materials, packaging components, spare parts and work-in-process are valued at the lower of cost and net realizable value. Cost is principally determined by the standard cost method, which approximates average cost, and includes cost of purchased materials, costs of conversion, namely labor and overhead, and other costs, such as freight in, necessary to bringing the inventories to their present location and condition.

Capital assets

Capital assets are carried at cost less accumulated depreciation. The cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in earnings.

Depreciation is provided on the straight-line basis based on estimated useful lives as follows:

Buildings	30 – 50 years
Building equipment	15 years
Machinery and equipment	5 – 15 years
Office equipment	3 – 10 years
Computer software	2 – 10 years
Furniture and fixtures	7 – 10 years

Repairs and maintenance costs are charged to operations as incurred.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010 and 2009

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Intangible assets

Intangible assets represent the values assigned to acquired customer contracts and relationships and certain royalty agreements entered into with customers. They are amortized on a straight-line basis over their estimated economic lives.

Impairment of long-lived depreciable assets

The Company reviews whether there are any indicators of impairment of its capital assets and identifiable intangible assets (“long-lived depreciable assets”). If such indicators are present, the Company assesses the recoverability of the assets or group of assets by determining whether the carrying value of such assets can be recovered through undiscounted future cash flows. If the sum of undiscounted future cash flows is less than the carrying amount, the excess of the carrying amount over the estimated fair value, based on discounted future cash flows, is recorded as a charge to earnings.

Goodwill

Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets arising on acquisitions. Goodwill is not subject to amortization but is subject to an annual review for impairment, or more frequently if events or changes in circumstances indicate that goodwill is impaired. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill, determined in the same manner as in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

Employee benefit plans

The Company provides a number of benefit plans to its employees including:

(a) defined benefit pension plans; (b) post-employment benefit plans; (c) defined contribution pension plans; and (d) unfunded termination indemnities.

The cost of defined benefit pension plans and other post-employment benefits, which include health care and dental benefits, related to employees' current service is charged to earnings annually. The cost is computed on an actuarial basis using the projected benefit method pro-rated based on service and management's best estimates of various actuarial factors, including salary escalation, other cost escalation and retirement ages of employees.

The valuation of defined benefit pension plan assets is at current market value, based on an actuarial valuation, for purposes of calculating the expected return on plan assets. Past service costs resulting from plan amendments are deferred and amortized on a straight-line basis over the remaining service life of employees active at the time of amendment.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain or loss over 10% of the greater of the benefit obligations and the fair value of plan assets is

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans and the other retirement benefit plans at the measurement date of October 31, 2010 is 18 years (2009—18 years). When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

The cost of defined contribution pension plans is charged to earnings as funds are contributed by the Company.

Unfunded termination indemnities for the employees of the Company’s subsidiary in Italy are accrued based on Italian severance pay statutes. The liability recorded on the consolidated balance sheets is the amount to which the employees would be entitled if the employees’ employment with the Company ceased.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company evaluates, on a quarterly basis, the ability to realize its future tax assets. The factors used to assess the likelihood of realization are the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets.

Convertible preferred shares

On July 29, 2009, JLL Patheon Holdings, LLC (“JLL”) converted its 150,000 Series C convertible preferred shares of Patheon into a total of 38,018,538 restricted voting shares of Patheon, in accordance with the convertible preferred share terms. As a result of this conversion, the Company no longer has any Series C preferred shares outstanding.

Stock options

The fair value of stock options granted, modified or settled on or after November 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as stock-based compensation expense in the consolidated statements of loss and contributed surplus in the consolidated balance sheets. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital. The Company expenses forfeitures as incurred.

For the purposes of calculating the stock-based compensation expense, the fair value of stock options is estimated at the date of the grant using the Black-Scholes option pricing model and the cost is amortized over the vesting period. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve assumptions based on market conditions generally outside of the control of the Company.

Loss per share

The calculation of loss per share—from continuing and discontinued operations equals reported net loss attributable to restricted voting shareholders—from continuing and discontinued operations divided by the

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

weighted-average number of restricted voting shares outstanding during the year. Diluted income per share would reflect the assumed conversion of all dilutive securities using the treasury stock method.

Under the treasury stock method:

•	the exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later);

•	options for which the closing fair market value exceeds the option price are the only ones that are assumed to be dilutive;

•

the proceeds from the exercise of options, plus future period compensation expense on options granted on or after November 1, 2003, are assumed to be used to purchase restricted voting shares at the average price during the period;

•

the number of restricted voting shares assumed to be dilutive, plus the weighted-average number of restricted voting shares outstanding during the year, is used in the denominator of the diluted earnings per share computation; and

•

the convertible preferred shares are assumed to have been converted at the beginning of the year (or at time of issuance, if later), and the resulting restricted voting shares are included in the denominator.

Since the Company was in a loss position for the years ended October 31, 2010, 2009 and 2008, there is no dilutive effect.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which it operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expenses at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives investment incentive allowances, which are accounted for as a reduction of income tax expense.

Recently issued accounting pronouncements

Business combinations

Canadian Institute of Chartered Accountants (“CICA”) Section 1582, “Business Combinations,” replaces Section 1581, “Business Combinations.” Section 1582 was intended to improve the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the effects of adopting these standards.

Consolidations

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company does not believe these standards will have a material impact on the financial statements.

Multiple deliverable revenue arrangements

In December 2009, the Emerging Issues Committee issued EIC-175, “Multiple Deliverable Revenue Arrangements.” This Abstract addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Abstract addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. This standard may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. The Company does not believe this standard will have a material impact on the financial statements.

Future accounting changes (U.S. GAAP and International Financial Reporting Standards)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRSs”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, registrants adopt U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) on or before this date. The Company expects to register with the United States Securities and Exchange Commission during fiscal 2011 and, as a consequence, will be converting to U.S. GAAP. The Company will report under U.S. GAAP beginning in fiscal 2012 and as a result will not adopt IFRSs on November 1, 2011.

3. DISCONTINUED OPERATIONS, ASSETS HELD FOR SALE, AND PLANT CONSOLIDATIONS

Puerto Rico

The Company announced on December 10, 2009 its plan to consolidate its Puerto Rico operations into its manufacturing site located in Manatí and ultimately close or sell its plant in Caguas with anticipated repositioning costs of $7.0 million. In June 2010, the Company received a letter of intent for the purchase of its Caguas facility for a purchase price of $7.0 million which is currently estimated to close during the first half of 2011, and also announced modifications to the restructuring program related to the closure of this facility. This offer resulted in the Company reassessing the carrying value of the facility and increasing the previous impairment charge related to the value of the land by $2.1 million to $3.6 million, and reducing the time frame in which to accelerate depreciation on the remaining depreciable assets. The modifications to the restructuring program related to increased severance and a retention program that raised the anticipated costs of the program to approximately $9.0 million, of which $6.8 million was booked in the year ended October 31, 2010. The consolidation will take longer than previously expected due to customer regulatory filing time lines. The consolidation will also result in additional accelerated depreciation of Caguas assets of approximately $12.0 million over the life of the project. Because the business in the Caguas facility is being transferred within the existing site network, its results of operations are included in continuing operations.

The Company closed its Carolina facility in Puerto Rico effective January 31, 2009. In the second half of fiscal 2010 the Company received a letter of intent on the property which led management to complete another impairment analysis and completely write down the assets as the fair value less the cost to sell was nil. The results of the Carolina operations have been reported in discontinued operations in fiscal 2010 and 2009.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Canada

In connection with the restructuring of its network of pharmaceutical manufacturing facilities within Canada, the Company closed its York Mills facility and transferred all commercial production and development services undertaken at its York Mills facility to its site in Whitby. The Company exited the York Mills facility in the third quarter of fiscal 2009. Because the business in the York Mills facility was transferred within the existing site network, its results of operations were included in continuing operations.

On January 31, 2008, the Company completed the sale of its Niagara-Burlington commercial manufacturing business to Pharmetics Inc. Pharmetics acquired the assets, including equipment, facilities and land, at the Company’s facilities in Fort Erie and Burlington (Gateway Drive) in Ontario. Pharmetics offered employment to all of the commercial manufacturing employees at the two sites and continued to manufacture and supply all of the products manufactured at these sites. Proceeds from the divestiture, net of transaction costs and including post closing adjustments, were $10.5 million. The Company recorded a loss of $0.6 million on the disposal.

In fiscal 2008, the Company also announced plans to close its York Mills, Toronto facility. In accordance with this plan, on April 15, 2008 the Company completed the sale of the York Mills property for net proceeds of $11.9 million.

The results of the Carolina operations have been segregated and reported as discontinued operations in fiscal 2010, 2009 and 2008, while the Niagara-Burlington operations have been segregated and reported as discontinued operations in fiscal 2008 only.

The results of discontinued operations for Carolina and Niagara-Burlington for the years ended October 31, 2010, 2009 and 2008 are as follows:

	Years ended October 31,
	2010	2009	2008
	$	$	$
Revenues	—	2.6	17.9
Cost of goods sold	—	3.5	25.5

Gross loss	—	(0.9)	(7.6)
Selling, general and administrative expenses	0.9	2.8	2.8
Repositioning expenses (Note 18)	—	3.4	0.7

Operating loss	(0.9)	(7.1)	(11.1)
Asset impairment charge	0.8	0.7	7.7
Loss on disposal of discontinued operations	—	—	0.6

Loss before income taxes	(1.7)	(7.8)	(19.4)
Provision for income taxes	—	—	0.1

Net loss for the period	(1.7)	(7.8)	(19.5)

For the years ended October 31, 2010 and 2009, the Company recorded impairment charges of $0.8 million and $0.7 million, respectively, to write down the carrying value of the Carolina operations long-lived assets to their fair value less cost to sell, based on discussions with third parties interested in purchasing the facility. In the third quarter of fiscal 2008, the Company recorded an impairment charge of $7.7 million to write down the carrying value of the Carolina operations long-lived assets to their fair value less estimated disposition costs, based on discussions with third parties interested in purchasing the facility.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

As of October 31, 2009, the assets held for sale relate to the Carolina operations. In accordance with Section 3475 of the CICA handbook, long-lived assets held for sale are measured at the lower of their carrying amount or fair value less cost to sell.

Assets held for sale:

	As of October 31,
	2010	2009
	$	$
Long-term assets
Capital assets	—	0.7

4. INVENTORIES

	As of October 31,
	2010	2009
	$	$
Raw materials, packaging components and spare parts	47.3	48.7
Work-in-process	26.0	29.6

Balance, end of the year	73.3	78.3

5. CAPITAL ASSETS

	As of October 31,
	2010			2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	$	$	$	$	$	$
Land	30.6	—	30.6	33.0	—	33.0
Buildings	283.1	71.2	211.9	269.7	52.8	216.9
Machinery and equipment	430.1	238.8	191.3	406.8	217.8	189.0
Office equipment (including software)	41.4	36.0	5.4	34.5	29.5	5.0
Furniture and fixtures	17.7	12.0	5.7	15.8	8.7	7.1
Construction in progress	33.4	—	33.4	39.8	—	39.8

Balance, end of the year	836.3	358.0	478.3	799.6	308.8	490.8

The amount of open purchase commitments related to authorized capital projects at October 31, 2010 and 2009 was approximately $13.3 million and $8.1 million, respectively. The expenditures are expected to be incurred during the year ending October 31, 2011.

Included in capital assets are assets under capital leases with a cost of $16.0 million and $16.2 million at October 31, 2010 and 2009, respectively. The amount of accumulated depreciation for assets under capital leases is $4.1 million and $2.0 million at October 31, 2010 and 2009, respectively.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

6. INTANGIBLE ASSETS

	As of October 31,
	2010	2009
	$	$
Balance, beginning of the year	3.2	4.9
Additions	0.2	0.2
Amortization	(2.0)	(1.9)

Balance, end of the year	1.4	3.2

7. SHORT-TERM BORROWINGS

	As of October 31,
	2010	2009
	$	$
Italian short-term operating credit facilities totaling €17.0 million (October 2009—€15.0 million), bearing interest at 3-month Euribor plus spreads between 0.8% and 1.35%. Amount utilized at October 31, 2009 was €8.2 million.	—	12.1
Short-term insurance premium financing	2.0	1.9

Balance, end of the period	2.0	14.0

The Italian short-term operating credit facilities were paid off as part of the refinancing in the second quarter of fiscal 2010.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

8. LONG-TERM DEBT

Long-term debt in the accompanying consolidated balance sheets at October 31, 2010 and 2009 consists of the following:

	As of October 31,
	2010	2009
	$	$
8.625% senior secured notes due April 15, 2017	280.0	—
Senior secured term loan maturing April 28, 2014, bearing interest at 2.8% based upon floating LIBOR, US or CAD prime, or federal funds effective rates, plus applicable margins.	—	146.3
$75 million senior secured revolving loan facility maturing April 23, 2014, bearing interest ranging from 4.1% to 6.0% based upon floating LIBOR, US, or CAD prime, or federal funds effective rates, plus applicable margins.	—	37.7
U.S. obligations under capital leases bearing interest at fixed rate of 5.6%, maturing November 2011.	0.6	1.1
U.K. obligations under capital lease bearing interest at 6%, maturing in 2012, payable in Euros.	2.1	6.3
Italian mortgage, bearing interest at 6.3% based upon floating 3-month Euribor, maturing in 2014.	—	18.8
Italian mortgage, bearing interest at 6.5% based upon floating 3-month Euribor, maturing in 2014.	—	25.6
Italian unsecured government loan, bearing interest at 0.9% per annum, maturing in 2012.	1.9	3.1

Total long-term debt outstanding	284.6	238.9
Add call option premium on high yield bonds	0.9	—
Less unamortized transaction costs	(7.2)	(2.4)
Less current portion	(3.5)	(15.4)

Balance, end of the period	274.8	221.1

In April 2010, the Company issued $280.0 million in aggregate principal amount of 8.625% senior secured notes due April 15, 2017 (“the Notes”) in a private placement. The net proceeds from the Notes were used to repay all of the outstanding indebtedness under the Company’s then-existing senior secured term loan and $75.0 million asset-based revolving credit facility (“ABL”), repay certain other indebtedness and to pay related fees and expenses. The remaining proceeds are available to be used for general corporate purposes.

Patheon also amended and restated its existing $75.0 million ABL. Under the amended terms of the ABL, the maturity date was extended from 2012 to 2014.

Interest on the Notes accrues at the rate of 8.625% per annum and is payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2010 to the holders of Notes of record on the immediately preceding April 1 and October 1, respectively. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the issue date. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

At any time prior to April 15, 2013 the Company may redeem all or a part of the Notes, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the greater of 1% or the 2013 redemption price set forth in the table below (expressed as percentages of the principal amount of the Notes to be redeemed), discounted back to the date of redemption (the “Redemption Date”) and all required but unpaid interest due through April 15, 2013 subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date.

On and after April 15, 2013, the Company may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date, subject to the rights of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 15 of each of the years indicated below:

Year	%
2013	106.469
2014	104.313
2015	102.156
2016 and thereafter	100.000

In addition, until April 15, 2013, the Company may, at its option, redeem up to 35.0% of the aggregate principal amount of the Notes issued by it at a redemption price equal to 108.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the applicable redemption date, subject to the right of holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings; provided that at least 65.0% of the sum of the aggregate principal amount of the Notes originally issued under the indenture and any additional notes issued under the indenture after the issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such equity offering.

Additionally, at any time prior to April 15, 2013, the Company may redeem a portion of the Notes, at a redemption price equal to 103.000% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the applicable date of redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date; provided that in no event may the Company redeem more than 10.0% of the original aggregate principal amount of the Notes and any additional notes during any twelve-month period.

The agreements that govern the terms of the Company’s debt, including the indenture that governs the Notes and the credit agreement that governs its ABL, contain covenants that restrict the Company’s ability and the ability of its subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict distributions from restricted subsidiaries or restrict its ability to incur liens on certain of its assets;

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens; and

•	merge, consolidate or sell substantially all of the Company’s assets.

Provided that the Company is not in default under the ABL or the indenture governing the Notes and is able to satisfy certain tests related to the Company’s Fixed Charge Coverage Ratio (as defined in the indenture governing the Notes), and will have a required minimum amount of remaining borrowing availability under the ABL after giving effect thereto, the Company is permitted to pay certain limited amounts of dividends or other distributions with respect to its common stock (as more particularly described in the ABL and the indenture governing the Notes, up to $15.0 million plus 50.0% of Excess Cash Flow (as defined in the ABL), plus net proceeds of additional permitted equity offerings under the ABL, or up to 50.0% of Consolidated Net Income (as defined in the indenture governing the Notes) plus net proceeds from additional permitted equity offerings or sales of restricted investments under the Notes).

In addition, under the ABL, if the Company’s borrowing availability falls below the greater of $10.0 million and 13.3% of total commitments under the ABL for any two consecutive days (which is defined under the ABL as a “Liquidity Event”), the Company will be required to satisfy and maintain a fixed charge coverage ratio of not less than 1.10 to 1.00 until the first day thereafter on which its borrowing availability has been greater than the greater of $10.0 million and 13.3% of its total commitments for 30 consecutive days. The Company will also be required to satisfy the required fixed charge coverage ratio in order to borrow on any day when its borrowing availability is below that level but a Liquidity Event has not yet occurred. The Company’s ability to meet the required fixed charge coverage ratio can be affected by events beyond the Company’s control, and the Company may not be able to meet this ratio. A breach of any of these covenants could result in a default under the ABL.

The Notes and the ABL are guaranteed by, and secured by substantially all of the assets of, the Company and its subsidiaries in the United States (including Puerto Rico), Canada, the United Kingdom and the Netherlands. The Notes and the ABL are guaranteed on a limited basis by, and secured by certain assets of, the Company’s subsidiaries in France, Italy and Switzerland.

The notes indenture contains language consistent with the ABL, which contains usual and customary covenants and events of default provisions.

Estimated minimum annual repayments of long-term debt based on current exchange rates for the next five years are:

$
2011	3.6
2012	1.0
2013	—
2014	—
2015	—
Thereafter	280.0

Total payments	284.6

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Included within the above future repayments of long-term debt are obligations under capital leases. Future minimum capital lease payments under capital leases in effect at October 31, 2010 are as follows:

$
2011	2.6
2012	0.1
2013	—
2014	—

Total payments	2.7
Less capital lease minimum payments representing interest	—

Total payments	2.7

9. OTHER LONG-TERM LIABILITIES

	As of October 31,
	2010	2009
	$	$
Unfunded termination indemnities (2010- €4.6 million; 2009—€5.2 million)	6.5	7.6
Employee future benefits (Note 10)	8.1	8.3
Other long-term liabilities	8.3	5.6

	22.9	21.5

The unfunded termination indemnities relate to the employees of the Company's Italian subsidiary. In accordance with Italian severance pay statutes, an employee benefit is accrued for service to date and is payable when the employee’s employment with the Company ceases. The termination indemnity liability is calculated in accordance with local civil and labor laws based on each employee's length of service, employment category and remuneration. The termination liability is adjusted annually by a cost-of-living index provided by the Italian government. Although there is no vesting period, the Italian government has established private accounts for these benefits and required the Company to contribute $3.3 million in fiscal 2010 and $3.0 million in fiscal 2009 to these accounts, with additional contributions in the future. The liability recorded in the consolidated balance sheets is the amount to which the employees would be entitled if their employment with the Company ceased. The related expenses for the years ended October 31, 2010, 2009 and 2008 amounted to $2.5 million, $2.5 million and $2.8 million, respectively.

Other long-term liabilities at October 31, 2010, include $3.1 million of customer funded capital liabilities, $0.5 million of post employment benefits, $1.9 million for a deferred compensation plan and $0.9 million of deferred rent liability. Other long-term liabilities at October 31, 2009, include $1.7 million of customer funded capital liabilities, $0.8 million of post employment benefits, $2.2 million for a deferred compensation plan and $0.9 million of deferred rent liability.

10. EMPLOYEE FUTURE BENEFITS

The Company has a number of defined benefit pension plans. In addition, it has other benefit plans that provide post-retirement healthcare and dental benefits. The Company measured the accrued benefit obligation and the fair value of plan assets for accounting purposes as of October 31, 2010 for the defined benefit pension and other benefit plans.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Information about the Company's defined benefit pension and other benefit plans, in aggregate, is as follows:

	Defined Benefit Pension Plans 2010	Other Benefit Plans 2010	Defined Benefit Pension Plans 2009	Other Benefit Plans 2009
	$	$	$	$
Change in benefit obligation
Benefit obligation, beginning of the year	77.7	5.3	62.5	4.1
Current service cost	3.1	0.1	3.0	—
Plan amendment	—	—	3.2	—
Interest cost	4.5	0.3	4.1	0.3
Member contributions during the year	0.9	—	0.8	—
Benefits paid	(2.3)	(0.1)	(2.5)	(0.2)
Actuarial loss	9.5	0.5	2.4	0.5
Curtailment gain	—	—	—	—
Currency translation	0.2	0.3	4.2	0.6

Benefit obligation, end of the year	93.6	6.4	77.7	5.3

Change in plan assets
Market value of plan assets, beginning of year	55.5	—	49.5	—
Actual return on plan assets	6.5	—	—	—
Member contributions during the year	0.9	—	2.6	—
Employer contributions	4.6	0.1	3.3	0.2
Benefits paid	(2.2)	(0.1)	(2.5)	(0.2)
Currency translation	0.7	—	2.6	—

Market value of plan assets, end of the year	66.0	—	55.5	—

Reconciliation of funded status
Funded status, deficit	(27.6)	(6.4)	(22.2)	(5.3)
Unamortized net actuarial loss	25.1	—	18.8	—
Unamortized past service costs	—	0.8	0.2	0.2

Accrued benefit liability	(2.5)	(5.6)	(3.2)	(5.1)

The accrued benefit liability of $8.1 million (2009—$8.3 million) is included in other long-term liabilities. For all of the Company’s plans, the accrued benefit obligations are in excess of plan assets as of October 31, 2010 and 2009. Please refer to Note 9—Other Long-Term Liabilities.

Defined benefit pension plan assets consist of:

	2010	2009
	%	%
Equity securities	76	78
Debt securities	21	19
Other	3	3

Total	100	100

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligation and benefit plan expense in connection with its defined benefit pension and other benefit plans is as follows (weighted-average assumptions as of October 31, 2010 and 2009):

	Defined Benefit Pension Plans 2010	Other Benefit Plans 2010	Defined Benefit Pension Plans 2009	Other Benefit Plans 2009
	%	%	%	%
Accrued benefit obligation
Discount rate	5.3	5.3	5.9	6.0
Rate of compensation increase	3.9	—	4.0	—
Benefit costs recognized
Discount rate	5.8	5.3	6.0	7.0
Expected long-term rate of return on plan assets	6.9	—	7.3	—
Rate of compensation increase	4.1	—	4.2	—

In connection with the other benefit plans, a 4% to 11% annual rate of increase in the per capita cost of covered health care and dental benefits was assumed for 2010 (4% to 12% 2009). The rate was assumed to decrease gradually over the next five years to 6% and remain at that level thereafter (2009—6% and thereafter). The following table outlines the effects of a one-percentage-point increase and decrease in the assumed health care and dental benefit trend rates:

	Benefit Obligation	Benefit Expense
	$	$
Impact of:
1% increase	0.9	0.1
1% decrease	(0.8)	(0.1)

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The cost components of the Company's defined benefit pension plan and other benefit plans in aggregate are as follows:

	Defined Benefit Pension Plans 2010	Other Benefit Plans 2010	Defined Benefit Pension Plans 2009	Other Benefit Plans 2009	Defined Benefit Pension Plans 2008	Other Benefit Plans 2008
	$	$	$	$	$	$
Current service cost	3.1	0.1	3.0	—	4.5	0.1
Interest cost	4.5	0.3	4.1	0.3	4.4	0.3
Actual return on plan assets	(6.5)	—	—	—	8.1	—
Actuarial loss (gain)	9.5	0.5	2.4	0.5	(8.9)	(0.7)

Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefits	10.6	0.9	9.5	0.8	8.1	(0.3)
Adjustments to recognize the long-term nature of employee future benefit costs:
Curtailment gains/settlement	—	—	—	—	—	(1.2)
Difference between expected return and actual return on plan assets for the year	6.4	—	(4.6)	—	(12.8)	—
Difference between amortization of the net actuarial loss for the year and the actual actuarial loss on accrued benefit obligation for the year	(9.5)	(1.1)	(2.2)	(1.1)	9.2	0.1
Difference between amortization of past service costs for the year and actual plan amendments for the year	—	—	0.3	—	(0.2)	—

Net benefit cost (benefit) recognized	7.5	(0.2)	3.0	(0.3)	4.3	(1.4)

The Company also provides retirement benefits for the majority of its employees at its Canadian, U.S. and Puerto Rican sites under defined contribution pension plans. The total expense for the plans amounted to $2.8 million, $3.4 million and $5.3 million for the years ended October 31, 2010, 2009 and 2008, respectively.

The net benefit cost recognized for the year ended October 31, 2008, includes a curtailment gain of $1.2 million arising from a decision to conform certain post-employment benefits in the Company’s Canadian operations.

Total cash payments for employee future benefits totaled $7.5 million, $6.9 million and $11.9 million for the years ended October 31, 2010, 2009 and 2008, consisting of cash contributed by the Company to its defined benefit pension plans of $4.6 million, $3.3 million and $6.4 million, cash payments directly to beneficiaries for its other benefit plans of $0.1 million, $0.2 million and $0.2 million and cash contributed to its defined contribution plans of $2.8 million, $3.4 million and $5.3 million, respectively.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

11. SHAREHOLDERS’ EQUITY

Share capital

Share capital consists of the following:

	2010	2009
	$	$
Authorized

Unlimited Class I preferred shares—Issuable from time to time in one or more series, each series comprising the number of shares and having the designation, rights, privileges, restrictions and conditions determined by the Company’s board of directors.

Unlimited restricted voting shares.
Issued and outstanding
150,000 Class I preferred shares consisting of 150,000 Series C (“convertible preferred shares”—converted July 29, 2009) and 150,000 Series D (“special voting preferred shares”)	—	—
Restricted voting shares of 129,167,926; (2009—129,167,926)	553.8	553.8

Convertible preferred shares

On July 29, 2009, JLL converted its 150,000 Series C preferred shares into a total of 38,018,538 restricted voting shares of Patheon, in accordance with the convertible preferred share terms. As a result of this conversion, the Company no longer has any Series C preferred shares outstanding.

Upon expiry of JLL’s unsolicited offer to acquire any or all of the outstanding restricted voting shares of Patheon (“JLL Offer) on August 26, 2009, JLL had acquired an aggregate of 33,854,708 restricted voting shares that were validly deposited. The restricted voting shares that JLL purchased pursuant to the JLL Offer represented approximately 38% of the outstanding restricted voting shares of the Company not already owned by JLL or its affiliates and associates. As of October 31, 2010, JLL owned an aggregate of 72,077,781 Patheon restricted voting shares, representing approximately 56% of Patheon’s total restricted voting shares outstanding.

Restricted voting shares

The Company’s articles were amended on April 26, 2007 to re-designate the common shares as restricted voting shares. This occurred in connection with the issuance of the Series D special voting preferred shares. The holders of the Series D special voting preferred shares have the right to elect three of nine members of the Board of Directors. The holders of Patheon’s restricted voting shares have the right to elect the remaining members of the Board of Directors. Under the rules of the TSX, voting equity securities are not to be designated, or called, common shares unless they have a right to vote in all circumstances that is not less, on a per share basis, than the voting rights of each other class of voting securities. Accordingly, the Company amended its articles to re-designate the common shares as restricted voting shares. This re-designation involves only a change in the name of the securities; the number of shares outstanding and the terms and conditions of the outstanding shares are not affected by the change.

Incentive stock option plan

The Company has an incentive stock option plan. Persons eligible to participate in the plan are directors, officers and key employees of the Company and its subsidiaries, as well as any other person engaged to provide

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

ongoing management or consulting services to Patheon. The plan provides that the maximum number of shares that may be issued under the plan is 7.5% of the sum, at any point in time, of the issued and outstanding restricted voting shares of the Company and the aggregate number of restricted voting shares issuable upon exercise of the conversion rights attached to the issued and outstanding Class I Preferred Shares, Series C of the Company. As of October 31, 2010 and 2009, the total number of restricted voting shares issuable under the plan was 9,687,594 shares, respectively, of which there are stock options outstanding to purchase 8,327,357 shares and 4,699,348 shares, respectively, under the plan. The exercise price of restricted voting shares subject to an option is determined at the time of grant and the price cannot be less than the weighted average market price of the restricted voting shares of Patheon on the TSX during the two trading days immediately preceding the grant date. Options generally expire in no more than 10 years after the grant date and are also subject to early expiry in the event of death, resignation, dismissal or retirement of an optionee. Options have vesting periods of either three years or five years, with either one-third or one-fifth vesting on each anniversary of the grant date, respectively.

A summary of the plan and changes during each of fiscal 2010, 2009 and 2008 are as follows:

	2010		2009		2008
(Dollar amounts in Canadian dollars)	Shares Number	Weighted- Average Exercise Price	Shares Number	Weighted- Average Exercise Price	Shares Number	Weighted- Average Exercise Price
		$		$		$
Outstanding, beginning of the year	4,699,348	5.12	5,987,965	6.22	3,857,916	10.38
Granted	4,741,000	2.59	438,571	2.58	3,880,376	3.30
Exercised	—	—	—	—	(125,000)	3.45
Forfeited	(1,112,991)	8.23	(1,727,188)	8.32	(1,625,327)	9.32

Outstanding, end of the year	8,327,357	3.26	4,699,348	5.12	5,987,965	6.22

Exercisable, end of the year	2,542,246	4.52	2,451,187	6.88	2,947,093	9.19

The following table summarizes information about options outstanding at October 31, 2010:

(Dollar Amounts in Canadian dollars)	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
			$		$
$2.45 – 3.64	7,624,020	7.2 years	2.79	2,022,688	3.16
$4.16 – 7.00	373,837	4.7 years	4.33	190,058	4.50
$9.43 – 13.30	247,500	1.5 years	12.02	247,500	12.02
$14.76 – 15.80	82,000	0.2 years	15.72	82,000	15.72

Total	8,327,357			2,542,246

The Company did not issue any restricted voting shares under the stock option plan during the years ended October 31, 2010 and 2009. During the years ended October 31, 2008, the Company issued 125,000 restricted voting shares under the stock option plan for proceeds of $0.4 million.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

For the purposes of calculating the stock-based compensation expense in connection with the Company’s incentive stock option plan, the fair value of stock options is estimated at the date of the grant using the Black-Scholes option pricing model and the cost is amortized over the vesting period.

The fair value of stock options is estimated at the date of the grant. The weighted-average fair value of stock options granted for the years ended October 31, 2010, 2009 and 2008 was $1.39, $1.40 and $1.39, respectively. The fair value of stock options for purposes of determining stock-based compensation is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
Risk free interest rate	2.7%	2.8%	3.6%
Expected volatility	60%	62%	43%
Expected weighted-average life of options	5 years	5 years	5 years
Expected dividend yield	0%	0%	0%

The Company recorded stock-based compensation expense in the years ended October 31, 2010, 2009 and 2008 of $2.3 million, $1.0 million and $2.6 million, respectively, for options granted on or after November 1, 2003.

12. OTHER INFORMATION

Foreign exchange

During the years ended October 31, 2010, 2009 and 2008, the Company recorded a foreign exchange gain on cash flow hedges and transactions related to operating exposures of $1.5 million, a loss of $7.0 million, and a gain of $1.5 million, respectively.

Net change in non-cash working capital balances related to continuing operations

The net changes in non-cash working capital balances related to continuing operations are as follows:

	2010	2009
	$	$
Accounts receivable	9.4	(0.3)
Inventories	3.7	(3.7)
Income taxes receivable	(2.6)	1.1
Prepaid expenses and other	1.4	(1.9)
Accounts payable and accrued liabilities	(13.1)	(1.3)
Income taxes payable	(1.4)	(4.7)

	(2.6)	(10.8)

Related party transactions

Revenues for contract manufacturing from a company controlled by Joaquin B. Viso (the “Viso Affiliate”), a director and significant shareholder of the Company, were approximately $0.1 million, $0.8 million and $0.3 million for the years ended October 31, 2010, 2009 and 2008, respectively. These transactions were conducted in

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

the normal course of business and are recorded at the exchanged amounts. Accounts receivable at October 31, 2010 and 2009 include a balance of $0.1 million and $0.5 million, respectively, resulting from these transactions. In addition, Patheon manufactures a product for a third party for which the product’s intellectual property is owned by the Viso Affiliate. The manufacturing agreement was originally contracted between the third party and the Viso Affiliate, but has been administered directly between Patheon and the third party on normal commercial terms since 2003.

As of October 31, 2010 and 2009, the Company had an investment of $3.3 million and $1.9 million, respectively, representing an 18% interest in two Italian companies (collectively referred to as “BSP Pharmaceuticals”) whose largest investor was an officer of the Company until December 31, 2009. These companies specialize in the manufacture of cytotoxic pharmaceutical products. As a result of the shareholders’ agreement with the other investors in BSP Pharmaceuticals that provides the Company with significant influence over BSP Pharmaceuticals’ operations, the Company accounts for its investment in BSP Pharmaceuticals using the equity method. Accordingly, for the years ended October 31, 2010, 2009 and 2008, the Company recorded investment income of $0.4 million, and losses of $0.4 million and $0.1 million, respectively.

In connection with its investment in BSP Pharmaceuticals, the Company has a management services agreement with BSP Pharmaceuticals that provides on-going sales and marketing services, and provided engineering and operational services during the construction of the BSP facility which was completed in 2008. There were no management fees recorded under this agreement for the years ended October 31, 2010 and 2009. Management services and other fees of $2.5 million were charged to BSP Pharmaceuticals for the year ended October 31, 2008. Accounts receivable at October 31, 2010 and 2009 include a balance of $2.2 million and $1.5 million, respectively, in connection with the management services agreement. These services were conducted in the normal course of business and are recorded at the exchanged amounts.

In connection with certain of BSP Pharmaceuticals’ bank financing, the Company has made commitments that it will not dispose of its interest in BSP Pharmaceuticals prior to January 1, 2011, and if needed, irrevocably inject equity (pro-rata) in order to ensure BSP complies with certain specific bank covenants.

On August 27, 2009, in response to the Company’s legal action, JLL commenced a legal action against each of the then current and former members of the Special Committee in respect of such members’ conduct in connection with the JLL Offer and other related matters. On November 30, 2009, the Special Committee of the Company’s Board of Directors and JLL announced that they entered into a settlement agreement in respect of the pending legal actions between the parties, which was confirmed by the courts on December 4, 2009. As part of this settlement the Company paid JLL $1.5 million and Joaquin B. Viso $0.4 million.

In fiscal 2010, Patheon and JLL entered into a cost sharing arrangement with respect to certain third party consulting fees. The net amount reimbursed to JLL from Patheon for the services provided under the cost sharing arrangement during the year ended October 31, 2010 was $0.1 million. Related to these transactions, there is no outstanding payable to JLL. These transactions were conducted in the normal course of business and are recorded at the exchanged amounts.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of financial assets and liabilities

Under Canadian GAAP financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

financial liabilities. The Company has also designated certain of its derivatives as effective hedges. The carrying values of the Company’s financial instruments, including those held for sale on the consolidated balance sheets are classified into the following categories:

As of October 31,	2010	2009
	$	$
Held-for-trading[1]	53.5	22.3
Loans and receivables[2]	139.9	151.5
Other financial liabilities[3]	437.0	421.3
Derivatives designated as effective hedges[4]—gain (loss)	1.3	(3.2)
Other derivatives[5]	0.7	—

(1)	Includes cash and cash equivalents in bank accounts bearing interest rates up to 3%.
(2)	Includes accounts receivable.
(3)	Includes bank indebtedness, accounts payable and accrued liabilities and long-term debt.
(4)	Includes the Company’s foreign exchange forward contracts and interest rate swaps in 2009, and forward contracts in 2010, both of which are effective hedges.
(5)	Includes the embedded call option on the Notes.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The fair values of the Company’s financial instruments are not materially different from their carrying values.

During fiscal 2009, the Company recorded a capital lease obligation of $8.5 million related to customer financed equipment. The capital lease relates to a customer contract signed for the Swindon site in 2006. The initial lease will be paid down over three years assuming the customer achieves forecasted annual production volumes. The remaining obligation at October 31, 2010 was $2.1 million.

As of October 31, 2010 and 2009, the carrying amount of the financial assets that the Company has pledged as collateral for its long-term debt facilities was $101.5 million and $80.9 million, respectively. Please refer to Note 8—Long Term Debt.

Fair value measurements

In June 2009, the Canadian Accounting Standards Board issued an amendment to CICA Section 3862, “Financial Instruments—Disclosures” in an effort to make Section 3862 consistent with IFRS 7. Section 3862 establishes a framework for measuring fair value in GAAP and requires expanded disclosures about fair value measurements. To make the disclosures an entity must classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy must have the following levels: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The fair value under the amendment to Section 3862 is principally applied to financial assets and liabilities such as derivative instruments consisting of interest rate swaps and foreign exchange forward contracts. The following table provides a summary of the financial assets and liabilities that are measured at fair value as of October 31, 2010 and 2009:

	Fair value measurement at October 31, 2010 using:				Fair value measurement at October 31, 2009 using:
Assets measured at fair value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Derivatives designated as hedging instruments:
Interest rate swaps	—	—	—	—	—	—	—	—
Foreign exchange forward contracts	—	1.3	—	1.3	—	2.1	—	2.1

Total assets	—	1.3	—	1.3	—	2.1	—	2.1

Derivatives not designated as hedging instruments:
Embedded call option on Notes	—	—	0.7	0.7	—	—	—	—

Total assets	—	—	0.7	0.7	—	—	—	—

	Fair value measurement at October 31, 2010 using:				Fair value measurement at October 31, 2009 using:
Liabilities measured at fair value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Derivatives designated as hedging instruments:
Interest rate swaps	—	—	—	—	—	4.7	—	4.7
Foreign exchange forward contracts	—	—	—	—	—	—	—	—

	—	—	—	—	—	4.7	—	4.7

Derivatives not designated as hedging instruments:
Embedded call option on Notes	—	—	—	—	—	—	—	—

Total liabilities	—	—	—	—	—	—	—	—

Level 1—Based on quoted market prices in active markets.

Level 2—Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.

Level 3—Unobservable inputs that are not corroborated by market data.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The following table presents the fair value of the Company’s derivative financial instruments as well as their classification on the consolidated balance sheets as of October 31, 2010 and 2009:

	Asset Derivatives as of October 31, 2010		Asset Derivatives as of October 31, 2009
Fair values of derivative instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Derivatives designated as hedging instruments:
Interest rate swaps		—		—
Foreign exchange forward contracts	Prepaid expenses	1.3	Prepaid expenses	2.1

Total designated derivatives		1.3		2.1

Derivatives not designated as hedging instruments:
Embedded call option on Notes	Other long-term assets	0.7		—

Total Non-designated Derivatives		0.7		—

	Liability Derivatives as of October 31, 2010		Liability Derivatives as of October 31, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Derivatives designated as hedging instruments:
Interest rate swaps		—	Other accrued liabilities	4.7
Foreign exchange forward contracts		—		—

Total designated derivatives		—		4.7

Derivatives not designated as hedging instruments:
Embedded call option on Notes		—		—

Total Non-designated Derivatives		—		—

The Company has optional pre-payment clauses on the Notes, and is therefore required to account for the value of these optional pre-payment clauses separately as an embedded derivative under Canadian GAAP. The embedded derivative has been bifurcated from the Notes and recorded separately at fair value. In each subsequent period any change in fair value will be recorded as income or expenses in the Company’s consolidated statements of (loss) income.

The Company uses valuations from a third party evaluator to assist in estimating the fair value of the embedded call option on the Notes. These third party valuations are completed on a quarterly basis, and take into consideration current market rates and trends. For the debt instruments with embedded options, evaluators determine the price both with and without the option; the price without the option is the “base price.” In the case of debt instruments with calls, the final evaluation is the lesser of “base price” and “price with call.” The evaluator uses models that use the income approach, which discounts future cash flows to the net present value of the security, as the valuation technique.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The following table presents a reconciliation of the closing balance with respect to the Company’s only Level 3 financial instrument as of October 31, 2010:

Assets measured at fair value based on Level 3

(in millions of USD)	Embedded call option on Notes	Total
	$	$
Opening balance	—	—
Purchases	1.0	1.0
Issues	—	—
Total gains (losses)
In net loss	(0.3)	(0.3)
In other comprehensive income	—	—
Settlements	—	—
Transfers out of Level 3	—	—

Closing balance (October 31, 2010)	0.7	0.7

Foreign exchange forward contracts, interest rate swaps and other hedging arrangements

The Company utilizes financial instruments to manage the risk associated with fluctuations in foreign exchange and interest rates. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.

As of October 31, 2010, the Company’s Canadian operations had entered into foreign exchange forward contracts to sell an aggregate amount of $73.4 million. These contracts hedge the Canadian operations’ expected exposure to U.S. dollar denominated cash flows and mature at the latest on January 10, 2012, at an average exchange rate of $1.0424 Canadian. The mark-to-market value of these financial instruments as of October 31, 2010 was an unrealized gain of $1.3 million, with no income tax impact, which has been recorded in accumulated other comprehensive income in shareholders’ equity.

As of October 31, 2010, the Company’s Canadian operations had entered into foreign exchange forward contracts to sell an aggregate amount of €$4.0 million. These contracts hedge the Canadian operations’ expected exposure to Euro denominated cash flows and mature at the latest on October 7, 2011, at an average exchange rate of $1.3946 Canadian. The mark-to-market value of these financial instruments as of October 31, 2010 was an unrealized gain of less than $0.1 million, with no income tax impact, which has been recorded in accumulated other comprehensive income in shareholders’ equity.

Prior to the refinancing, the Company had entered into interest rate swap contracts to convert all of the interest costs on its senior secured term loan from a floating to a fixed rate of interest until June 30, 2010. In April, 2010, the Company completed the private placement of the Notes, with net proceeds of $268.5 million. The net proceeds of the offering were used to repay all of the outstanding indebtedness under the Company’s then-existing senior secured term loan, the ABL and the Company’s mortgages. With the exception of possible future borrowings under the ABL, the Company currently does not have any variable rate debt. The Company cancelled its interest rate swap on June 30, 2010, and at that time paid $1.8 million in hedging losses related to these financial instruments. These losses were recorded as part of the refinancing costs.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures. The Company does not purchase any derivative financial instruments for speculative purposes.

Risk management is the responsibility of the Company’s corporate finance team. The corporate finance team works with the Company’s operational personnel to identify, evaluate and, where appropriate, hedge financial risks. The Company’s corporate finance team also monitors material risks and discusses them with the audit committee of the board of directors.

Foreign exchange risk

The Company operates in Canada, the United States, Puerto Rico, Italy, France, Switzerland, United Kingdom and Japan. Foreign exchange risk arises because the value of the local currency receivable or payable for transactions denominated in foreign currencies may vary due to changes in exchange rates (“transaction exposures”) and because the non-U.S. dollar denominated financial statements of the Company may vary on consolidation into the reporting currency of U.S. dollars (“translation exposures”).

The Company’s most significant transaction exposures arise in its Canadian operations. Prior to the refinancing in the second quarter of fiscal 2010, the balance sheet of the Company’s Canadian division included U.S. dollar denominated debt which was designated as a hedge against the Company’s investments in subsidiaries in the United States and Puerto Rico. The foreign exchange gains and losses related to the effective portion of this hedge were recorded in other comprehensive income. In the third quarter of fiscal 2010, the Company changed the functional currency of its corporate division in Canada to U.S. dollars, thereby eliminating the need for the Company to designate this U.S. dollar denominated debt as a hedge. In addition, approximately 80% of the revenues of the Canadian operations and approximately 10% of its operating expenses are transacted in U.S. dollars. As a result, the Company may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on the Company’s current U.S. denominated net inflows, as of October 31, 2010, fluctuations of +/-5% would, everything else being equal, have an effect on loss from continuing operations before taxes of approximately +/- $5.6 million, prior to hedging activities.

The objective of the Company’s foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company’s earnings. The Company manages this risk by entering into foreign exchange forward contracts. As of October 31, 2010, the Company has entered into forward foreign exchange contracts to cover approximately 60% of its Canadian-U.S. dollar cash flow exposures for fiscal 2011. The Company does not currently hedge any translation exposures.

Translation gains and losses related to certain foreign currency denominated intercompany loans are included as part of the net investment in certain foreign subsidiaries, and are included in accumulated other comprehensive income (loss) in shareholders’ equity.

Interest rate risk

Prior to the issuance of the Notes, the Company’s interest rate risk primarily arose from its floating rate debt, in particular its revolving debt, demand lines, senior secured term loan in North America and its Italian

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

mortgages. The objective of the Company’s interest rate management activities is to minimize the volatility of the Company’s earnings. In order to manage this risk, the Company had entered into interest rate swaps to convert the interest expense on its senior secured term loan, until June 2010, from a floating interest rate to a fixed interest rate. In April 2010, the Company completed the private placement of the Notes. The net proceeds from the Notes were used to repay all of the outstanding indebtedness under the Company’s then-existing senior secured term loan, the ABL and the Company’s mortgages. With the exception of possible future borrowings under the ABL, the Company currently does not have any variable rate debt. The Company cancelled the interest rate swap on June 30, 2010, and paid $1.8 million in related hedging losses. These losses were accrued as part of the refinancing costs.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, derivative financial instruments (foreign exchange forward contracts and interest rate swaps with positive fair values), and credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. Management also monitors the utilization of credit limits regularly. In cases where the credit quality of a customer does not meet the Company’s requirements, a cash deposit is received before any services are provided. As of October 31, 2010 and 2009, the Company held deposits of $14.6 million and $15.7 million, respectively.

The carrying amount of accounts receivable are reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss within operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for accounts receivable. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss.

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts:

	As of October 31,
	2010	2009
	$	$
Total accounts receivable	140.8	153.2
Less: Allowance for doubtful accounts	(0.9)	(1.7)

	139.9	151.5

Of which:
Not overdue	116.6	141.9
Past due for more than one day but for not more than three months	19.4	9.5
Past due more for than three months but for not more than six months	3.2	1.6
Past due for more than six months but not for more than one year	1.4	0.2
Past due for more than one year	0.2	—
Less: Allowance for doubtful accounts	(0.9)	(1.7)

Total accounts receivable, net	139.9	151.5

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at all times. The Company mitigates liquidity risk by maintaining cash and cash equivalents on hand and through the availability of funding from credit facilities. As of October 31, 2010, the Company was holding cash and cash equivalents of $53.5 million and had undrawn lines of credit available to it of $87.8 million.

The contractual maturities of the Company’s financial liabilities are presented in Note 8 and reflect the impact of the refinancing in second quarter of fiscal 2010.

14. MANAGEMENT OF CAPITAL

The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt. The Company’s objectives when managing capital are to ensure that the Company has adequate capital to achieve its business plans, so that it can provide products and services to its customers and returns to its shareholders.

In order to maintain or adjust its capital structure, the Company may adjust the type of capital utilized, including purchase versus lease decisions and issuing debt or equity securities, all subject to market conditions and the terms of the underlying third party agreements.

As of October 31, 2010 and 2009, total managed capital was $551.3 million and $521.8 million, respectively, comprised of shareholders’ equity of $273.0 million and $271.3 million, respectively and cash interest-bearing debt of $278.3 million and $250.5 million, respectively.

15. INCOME TAXES

While evaluating the Company’s future tax assets and liabilities during the first half of fiscal 2010, the Company concluded it would be able to utilize certain Investment Tax Credits (“ITCs”) relating to scientific research and development costs. Therefore, the Company recorded a decrease of $7.2 million in the cost of goods sold relating to the utilization of all previous years’ ITCs.

During the second quarter of fiscal 2010 the Company evaluated its valuation reserves. The Company determined that the valuation allowance on its net Canadian future tax assets is no longer required based on its assessment of the future prospects of its Canadian operations. As a result of this determination, the Company released $13.8 million of valuation reserves through the benefit from income taxes in its consolidated statement of loss for fiscal 2010.

Previously the Company recorded the ITCs as future tax assets. Of the $18.4 million on the consolidated balance sheet at October 31, 2010, $8.3 million was reclassified from future tax assets to other long-term assets in fiscal 2010 as the Company is now in a position to utilize current and prior period ITCs.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The following is a reconciliation of the expected income tax (recovery) expense obtained by applying the combined corporate tax rates to the loss from continuing operations before income taxes:

	As of October 31,
	2010	2009	2008
	$	$	$
Expected income tax expense (recovery) using statutory tax rates	(1.8)	4.5	6.5
Change in valuation allowance	(12.0)	(0.2)	(3.0)
Permanent differences and other:
Foreign	2.5	2.5	(2.1)
Domestic	(0.1)	0.4	(4.5)
Foreign rate differentials	8.4	5.3	4.4
Other	—	—	0.2

Provision for income taxes	(3.0)	12.5	1.5

Effective tax rate	47.6%	92.6%	6.9%

The tax effects of significant items comprising the Company’s net future income tax liabilities are as follows:

	2010	2009
	$	$
Net operating loss carryforward	26.3	30.0
Accounting provisions not currently deductible for tax purposes	4.3	6.8
Unrealized foreign exchange losses on debt	1.1	0.4
Share issue costs	1.0	1.6
Deferred financing costs	0.9	0.5
Deferred revenue	2.1	—
Unclaimed R&D expenditures	7.4	8.5
Investment tax credits	(4.4)	11.6
Other	6.4	3.1
Book depreciation in excess of tax depreciation	(48.1)	(49.0)
Valuation allowance	(6.5)	(22.7)
Ontario harmonization	—	(1.7)

	(9.5)	(10.9)

The short-term and long-term future income tax assets and liabilities are as follows:

	2010	2009
	$	$
Short-term future income tax assets	9.0	10.5
Long-term future income tax assets	11.2	11.8
Short-term future income tax liabilities	—	(1.7)
Long-term future income tax liabilities	(29.7)	(31.5)

	(9.5)	(10.9)

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The Company has tax-effected net operating losses carried forward of $26.3 million; $14.3 million of the losses have an indefinite life and $12.0 million have expiry dates ranging from October 31, 2011 to October 31, 2030.

16. SEGMENTED INFORMATION

The Company is organized and managed in two business segments: commercial manufacturing and PDS. These segments are organized around the service activities provided to the Company's customers.

	As of and for the year ended October 31, 2010
	Commercial	PDS	Corp. & Other	Total
	$	$	$	$
Revenues	545.3	125.9	—	671.2
Adjusted EBITDA	72.3	46.8	(27.4)	91.7
Total assets	636.1	81.7	91.1	808.9
Depreciation	49.3	5.9	0.6	55.8
Impairment	3.6	—	—	3.6
Goodwill	3.4	—	—	3.4
Capital expenditures	38.8	8.7	1.2	48.7

	As of and for the year ended October 31, 2009
	Commercial	PDS	Corp. & Other	Total
	$	$	$	$
Revenues	530.0	125.1	—	655.1
Adjusted EBITDA	71.2	32.7	(29.9)	74.0
Total assets	671.3	61.3	58.2	790.8
Depreciation	37.0	5.1	0.5	42.6
Goodwill	3.2	—	—	3.2
Capital expenditures	39.0	8.2	1.9	49.1

	As of and for the year ended October 31, 2008
	Commercial	PDS	Corp. & Other	Total
	$	$	$	$
Revenues	577.8	139.5	—	717.3
Adjusted EBITDA	77.5	42.1	(37.0)	82.6
Total assets	608.2	48.2	45.5	701.9
Depreciation	38.1	5.5	1.7	45.3
Impairment	0.4	—	—	0.4
Goodwill	2.9	—	—	2.9
Capital expenditures	47.2	7.5	1.1	55.8

Cash and cash equivalents as well as future tax assets are considered to be part of “Corp. & Other” in the breakout of total assets shown above. Total assets in the commercial segment include $0.7 million as of October 31, 2009 that are classified as held for sale. In fiscal 2010 the Company, following another impairment analysis, completely wrote down the assets held for sale to their fair value less the cost to sell, which was nil.

The Company evaluates the performance of its segments based on segment Adjusted EBITDA, which is defined as income (loss) before discontinued operations before repositioning expenses, interest expense, foreign exchange losses reclassified from other comprehensive loss, refinancing expenses, gains and losses on sale of

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

fixed assets, gain on extinguishment of debt, income taxes, asset impairment charges, depreciation and amortization, and other non-cash expenses. The Company’s presentation of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

Below is a reconciliation of Adjusted EBITDA to its closest Canadian GAAP measure.

	Year ended October 31,
	2010	2009	2008
	$	$	$
Adjusted EBITDA:
Total Adjusted EBITDA per above	91.7	74.0	82.6
Depreciation and amortization	(55.8)	(42.6)	(45.3)
Repositioning expenses	(6.8)	(2.1)	(19.9)
Interest expense, net	(19.5)	(15.4)	(30.8)
Impairment charge	(3.6)	—	(0.4)
(Loss) gain on sale of fixed assets	(0.2)	—	0.7
Gain on extinguishment of debt	—	—	34.9
Refinancing expenses	(12.2)	—	—
Benefit from (provision for) income taxes	3.0	(12.5)	(1.5)
Other	0.1	(0.4)	—

(Loss) income before discontinued operations	(3.3)	1.0	20.3

As illustrated in the table below, revenues are attributed to countries based on the location of the customer's billing address, capital assets are attributed to the country in which they are located and goodwill is attributed to the country in which the entity to which the goodwill pertains is located:

	As of and year ended October 31, 2010
	Canada	U.S.*	Europe	Other	Total
	$	$	$	$	$
Revenues	16.2	319.7	310.7	24.6	671.2
Capital assets	116.4	129.4	230.8	1.7	478.3
Impairment	—	3.6	—	—	3.6
Goodwill	3.4	—	—	—	3.4

	As of and year ended October 31, 2009
	Canada	U.S.*	Europe	Other	Total
	$	$	$	$	$
Revenues	18.1	345.5	262.5	29.0	655.1
Capital assets	117.4	131.4	240.9	1.1	490.8
Goodwill	3.2	—	—	—	3.2

	As of and year ended October 31, 2008
	Canada	US*	Europe	Other	Total
	$	$	$	$	$
Revenues	21.9	346.1	324.9	24.4	717.3
Capital assets	104.8	118.6	205.1	—	428.5
Impairment	—	0.4	—	—	0.4
Goodwill	2.9	—	—	—	2.9

*	Includes Puerto Rico

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

During the years ended October 31, 2010 and 2009, the Company did not have any one customer that accounted for more than 10% of total revenues. During the year ended October 31, 2008, one customer accounted for more than 10% of the Company's total revenues. As a percentage of total revenues, this customer amounted to approximately 10.4%.

17. COMMITMENTS AND CONTINGENCIES

Long-term operating leases

The Company has entered into long-term rental agreements expiring at various dates until 2020. The future rental payments for the next five years and thereafter are estimated as follows:

$
2011	6.8
2012	5.3
2013	4.3
2014	2.7
2015	1.7
Thereafter	2.7

Total payments	23.5

Other

The Company may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters in the normal course of operations and otherwise. The Company believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, the Company believes that the ultimate resolution of such contingencies will not have a material adverse impact on the results of operations, financial position or liquidity.

The Company’s tax filings are subject to audit by taxation authorities. Although the Company believes that it has adequately provided for income taxes based on the information available, the outcome of audits cannot be known with certainty and the potential impact on the financial statements is not determinable.

18. REPOSITIONING EXPENSES

During fiscal 2010, the Company incurred $6.8 million in expenses associated with the shutdown of its Caguas facility. Included in the employee-related expenses within the commercial segment for fiscal 2009 are $3.4 million of repositioning expenses related to the closure of the Company’s Carolina facility and that are presented in discontinued operations. In 2008, the Company incurred $19.9 million of repositioning expenses in connection with changes in senior and executive management, a workforce reduction initiative in Swindon, U.K. and restructuring of the Puerto Rico and Canadian operations.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The following is a summary of these expenses and other charges associated with operational improvements (collectively “repositioning expenses”) as of and for the years ended October 31, 2010, 2009 and 2008:

As of and for the year ended October 31, 2010	Commercial	PDS	Corporate	Total
	$	$	$	$
Total repositioning liabilities at October 31, 2009				2.9
Employee-related expenses	3.7	—	—	3.7
Consulting, professional and project costs	3.1	—	—	3.1

Total expenses	6.8	—	—	6.8
Repositioning expenses paid				(6.4)
Foreign exchange				(0.1)

Total repositioning liabilities at October 31, 2010				3.2

As of and for the year ended October 31, 2009	Commercial	PDS	Corporate	Total
	$	$	$	$
Total repositioning liabilities at October 31, 2008				8.0
Employee-related expenses	5.1	—	—	5.1
Consulting, professional and project costs	0.4	—	—	0.4
Contract termination costs	—	—	—	—

Total expenses	5.5	—	—	5.5
Repositioning expenses paid				(10.8)
Foreign exchange				0.2

Total repositioning liabilities at October 31, 2009				2.9

As of and for the year ended October 31, 2008	Commercial	PDS	Corporate	Total
	$	$	$	$
Total repositioning liabilities at October 31, 2007				6.0
Employee-related expenses	11.1	0.6	4.9	16.6
Consulting, professional and project management costs	2.9	—	0.4	3.3

Total expenses	14.0	0.6	5.3	19.9
Repositioning expenses paid				(17.2)
Foreign exchange				(0.7)

Total repositioning liabilities at October 31, 2008				8.0

19. REFINANCING EXPENSES

During fiscal 2010, the Company incurred expenses of $12.2 million in connection with its refinancing activities. These transaction costs relate to expenses associated with obtaining debt financing, including fees paid to advisors and other related costs. Included in the refinancing expenses are $1.8 million in costs related to the previous senior secured term loan that were written off and $1.8 million in losses for the interest rate swaps on the previous debt that expired on June 30, 2010. Financing costs of $7.6 million, including fees paid to lenders, were capitalized and netted against the carrying value of the related debt and amortized to interest expense over the life of the Notes and credit agreement. Please refer to Note 8—Long-Term Debt.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

20. SUBSEQUENT EVENTS

On December 1, 2010, Patheon announced that Wesley P. Wheeler, the Chief Executive Officer and President, resigned from the Company. Due to Mr. Wheeler’s employment agreement, the Company will book an accrual of approximately $1.4 million in the first quarter of 2011 for severance and benefits.

In December 2010, Patheon and a major customer amended a manufacturing and supply agreement, in which both parties agree to a contract termination date in February of 2011, approximately two and a half years earlier than was originally planned. The amendment reflects the customer’s decision not to proceed with a product following receipt of a Complete Response letter from the FDA. As part of the amendment, the customer will pay Patheon a reservation fee of €21.6 million, and as a result of the shortened contract life, Patheon will accelerate the related deferred revenue recognition and will be relieved of its obligation to repay certain customer-funded capital related to the original manufacturing and supply agreement. Recognition of revenue from the amendment will be materially comparable during fiscal 2011 to amounts that would have otherwise been payable under the take-or-pay arrangement.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

NOTE 21. ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In the case of the Company, Canadian GAAP conforms in all material respects with U.S. GAAP except for certain matters, the details of which are as follows:

Consolidated Balance Sheets

The application of U.S. GAAP has the following effects on consolidated balance sheet items as reported under Canadian GAAP:

	As of October 31, 2010				As of October 31, 2009
	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP
	$	$		$	$	$		$
Assets
Current
Cash and cash equivalents	53.5	—		53.5	22.3	—		22.3
Accounts receivable	139.9	—		139.9	151.5	—		151.5
Inventories	73.3	—		73.3	78.3	—		78.3
Income taxes receivable	5.7	—		5.7	2.6	—		2.6
Prepaid expenses and other	9.5	—		9.5	11.8	—		11.8
Future tax assets—short term	9.0	0.8	g	9.8	10.5	—		10.5

Total current assets	290.9	0.8		291.7	277.0	—		277.0

Capital assets	478.3	(0.9)	e	477.4	490.8	(1.1)	e	489.7
Intangible assets	1.4	—		1.4	3.2	—		3.2
Deferred financing costs	—	7.2	f	7.2	—	2.4	f	2.4
Future tax assets	11.2	17.7	c	28.9	11.8	2.1	g	13.9
Goodwill	3.4	—		3.4	3.2	—		3.2
Investments	5.3	—		5.3	4.1	—		4.1
Long-term assets held for sale	—	—		—	0.7	—		0.7
Other long-term assets	18.4	(18.4)	c,d	—	—	—		—

Total assets	808.9	6.4		815.3	790.8	3.4		794.2

Liabilities and shareholders’ equity
Current
Short term borrowings	2.0	—		2.0	14.0	—		14.0
Accounts payable and accrued liabilities	156.7	—		156.7	170.8	—		170.8
Income taxes payable	0.4	—		0.4	1.8	—		1.8
Deferred revenues—short term	26.7	—		26.7	4.6	—		4.6
Future tax liability—short term	—	—		—	1.7	—		1.7
Current portion of long-term debt	3.5	—		3.5	15.4	—		15.4

Total current liabilities	189.3	—		189.3	208.3	—		208.3

Long-term debt	274.8	6.3	d,f	281.1	221.1	2.4	f	223.5
Deferred revenues	19.2	—		19.2	37.1	—		37.1
Future tax liabilities	29.7	(0.3)	e	29.4	31.5	(0.3)	e	31.2
Other long-term liabilities	22.9	24.3	b,g	47.2	21.5	28.0	b,g	49.5

Total liabilities	535.9	30.3		566.2	519.5	30.1		549.6

Shareholders’ equity
Restricted voting shares	553.8	18.1	a	571.9	553.8	18.1	a	571.9
Contributed surplus	10.0	—		10.0	7.7	—		7.7
Deficit	(330.7)	(24.8)	a,d,e,g	(355.5)	(325.7)	(25.2)	a,e,g	(350.9)
Accumulated other comprehensive income (loss)	39.9	(17.2)	a,b,e	22.7	35.5	(19.6)	a,b,e	15.9

Total shareholders’ equity	273.0	(23.9)		249.1	271.3	(26.7)		244.6

Total liabilities and shareholders’ equity	808.9	6.4		815.3	790.8	3.4		794.2

see accompanying notes

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Consolidated Statements of Loss

The application of U.S. GAAP had the following effects on net loss and net loss per share as reported under Canadian GAAP:

	Year Ended October 31, 2010
	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP
	$	$		$
Revenues	671.2	—		671.2
Cost of goods sold	526.2	10.6	c,e	536.8

Gross profit	145.0	(10.6)		134.4
Selling, general and administrative expenses	110.6	—		110.6
Repositioning expenses	6.8	—		6.8
Impairment charge	—	3.6	h	3.6
Loss on sale of fixed assets	—	0.2	h	0.2

Operating income	27.6	(14.4)		13.2
Interest expense, net	19.5	0.1	d	19.6
Impairment charge	3.6	(3.6)	h	—
Foreign exchange gain	(1.5)	—		(1.5)
Refinancing expenses	12.2	—		12.2
Loss on sale of fixed assets	0.2	(0.2)	h	—
Other	(0.1)	(0.3)	d	(0.4)

Loss from continuing operations before income taxes	(6.3)	(10.4)		(16.7)
Current	6.7	—		6.7
Future	(9.7)	(10.8)	c,e	(20.5)

Benefit from income taxes	(3.0)	(10.8)		(13.8)

Loss before discontinued operations	(3.3)	0.4		(2.9)
Loss from discontinued operations	(1.7)	—		(1.7)

Net loss for the period	(5.0)	0.4		(4.6)
Dividends on convertible preferred shares	—	—		—

Net loss attributable to restricted voting shareholders	(5.0)	0.4		(4.6)

Basic and diluted loss per share
From continuing operations	$(0.026)			$(0.023)

From discontinued operations	$(0.013)			$(0.013)

	$(0.039)			$(0.036)

Weighted-average number of shares outstanding during period—basic and diluted (in thousands)	129,168			129,168

see accompanying notes

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

	Year Ended October 31, 2009
	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP
	$	$		$
Revenues	655.1	—		655.1
Cost of goods sold	511.2	(0.2)	e	511.0

Gross profit	143.9	0.2		144.1
Selling, general and administrative expenses	105.5	—		105.5
Repositioning expenses	2.1	—		2.1

Operating income	36.3	0.2		36.5
Interest expense, net	15.4	—		15.4
Foreign exchange loss	7.0	—		7.0
Other	0.4	—		0.4

Income from continuing operations before income taxes	13.5	0.2		13.7
Current	7.7	—		7.7
Future	4.8	0.1	e	4.9

Provision for income taxes	12.5	0.1		12.6

Income before discontinued operations	1.0	0.1		1.1
Loss from discontinued operations	(7.8)	—		(7.8)

Net loss for the period	(6.8)	0.1		(6.7)
Dividends on convertible preferred shares	11.1	—		11.1

Net loss attributable to restricted voting shareholders	(17.9)	0.1		(17.8)

Basic and diluted loss per share
From continuing operations	$(0.100)			$(0.099)

From discontinued operations	$(0.077)			$(0.077)

	$(0.177)			$(0.176)

Weighted-average number of shares outstanding during period—basic and diluted (in thousands)	100,964			100,964

see accompanying notes

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

	Year Ended October 31, 2008
	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP
	$	$		$
Revenues	717.3	—		717.3
Cost of goods sold	560.2	(0.3)	e	559.9

Gross profit	157.1	0.3		157.4
Selling, general and administrative expenses	121.3	—		121.3
Repositioning expenses	19.9	—		19.9
Impairment charge	—	0.4	h	0.4
Gain on sale of fixed assets	—	(0.7)	h	(0.7)

Operating income	15.9	0.6		16.5
Interest expense, net	30.7	(13.5)	a	17.2
Impairment charge	0.4	(0.4)	h	—
Foreign exchange gain	(1.5)	(6.4)	a	(7.9)
Gain on extinguishment of debt	(34.9)	34.9	a	—
Gain on sale of fixed assets	(0.7)	0.7	h	—
Other	0.1	—		0.1

Income from continuing operations before income taxes	21.8	(14.7)		7.1
Current	13.9	0.6	g	14.5
Future	(12.4)	0.1	e	(12.3)

Provision for income taxes	1.5	0.7		2.2

Income before discontinued operations	20.3	(15.4)		4.9
Loss from discontinued operations	(19.5)	—		(19.5)

Net income (loss) for the period	0.8	(15.4)		(14.6)
Dividends on convertible preferred shares	1.5	12.2	a	13.7
Gain on exchange of convertible preferred shares	—	(17.1)	a	(17.1)

Net loss attributable to restricted voting shareholders	(0.7)	(10.5)		(11.2)

Basic (loss) income per share
From continuing operations	$0.207			$0.092

From discontinued operations	$(0.215)			$(0.215)

	$(0.008)			$(0.123)

Diluted (loss) income per share
From continuing operations	$0.207			$0.012

From discontinued operations	$(0.215)			$(0.158)

	$(0.008)			$(0.146)

Weighted-average number of shares outstanding during period— basic (in thousands)	90,737			90,737

Weighted-average number of shares outstanding during period— diluted (in thousands)	90,737			123,634

see accompanying notes

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Consolidated Statements of Cash Flows

There would be no material differences between Canadian GAAP and U.S. GAAP in total operating, investing or financing activities for the years ended October 31, 2010, 2009 and 2008. However, there were certain reclassifications within these activities.

Consolidated Statements of Changes to Shareholders’ Equity

The application of U.S. GAAP had the following effects on shareholders’ equity as reported under Canadian GAAP:

	Year ended October 31, 2010				Year ended October 31, 2009
	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP
	$	$		$	$	$		$
Convertible preferred shares—equity component
Balance at beginning of period	—	—		—	149.2	18.6		167.8
Paid in-kind dividend on shares	—	—		—	11.1	—		11.1
Conversion of convertible preferred shares	—	—		—	(160.3)	(18.6)		(178.9)

Balance at end of period	—	—		—	—	—		—

Restricted voting shares
Balance at beginning of period	553.8	18.1		571.9	393.5	(0.5)		393.0
Conversion of convertible preferred shares	—	—		—	160.3	18.6		178.9

Balance at end of period	553.8	18.1		571.9	553.8	18.1		571.9

Contributed surplus
Balance at beginning of period	7.7	—		7.7	6.7	—		6.7
Stock-based compensation	2.3	—		2.3	1.0	—		1.0

Balance at end of period	10.0	—		10.0	7.7	—		7.7

Deficit
Balance at beginning of period	(325.7)	(25.2)		(350.9)	(309.3)	(25.3)		(334.6)
Adjustment related to change in accounting policy	—	—		—	1.6	—		1.6
Adjustments for U.S. GAAP differences	—	0.4	d,e	0.4	—	0.1	e	0.1
Net loss attributable to restricted voting shareholders	(5.0)	—		(5.0)	(17.9)	—		(17.9)

Balance at end of period	(330.7)	(24.8)		(355.5)	(325.7)	(25.2)		(350.9)

Accumulated other comprehensive income (loss)
Balance at beginning of period	35.5	(19.6)		15.9	(2.9)	(7.8)		(10.7)
Pension adjustment	—	2.4	b	2.4	—	(11.7)	b	(11.7)
Adjustments for U.S. GAAP differences	—	—		—	—	(0.1)	e	(0.1)
Other comprehensive income for the period	4.4	—		4.4	38.4	—		38.4

Balance at end of period	39.9	(17.2)		22.7	35.5	(19.6)		15.9

Total shareholders’ equity at end of period	273.0	(23.9)		249.1	271.3	(26.7)		244.6

see accompanying notes

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

	Year ended October 31, 2008
	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP
	$	$		$
Convertible preferred shares—equity component
Balance at beginning of period	15.9	(15.9)	a	—
Reclassification from debt component	131.8	(131.8)	a	—
Reclassification from mezzanine equity	—	166.3	a	166.3
Paid in-kind dividend on shares	1.5	—		1.5

Balance at end of period	149.2	18.6		167.8

Restricted voting shares
Balance at beginning of period	392.0	—		392.0
Shares issued during the period, net of issue costs	1.5	—		1.5
Other	—	(0.5)	a	(0.5)

Balance at end of period	393.5	(0.5)		393.0

Contributed surplus
Balance at beginning of period	4.1	—		4.1
Stock-based compensation	2.6	—		2.6

Balance at end of period	6.7	—		6.7

Deficit
Balance at beginning of period	(293.7)	(12.5)	a,e	(306.2)
Elimination of gain on deemed redemption of preferred shares	(14.9)	(20.0)	a	(34.9)
Foreign exchange on preferred shares	—	6.4	a	6.4
Adjustments for U.S. GAAP differences	—	(0.5)	e, g	(0.5)
Dividends over and above accretive interest amounts	—	1.3	a	1.3
Net loss attributable to restricted voting shareholders	(0.7)	—		(0.7)

Balance at end of period	(309.3)	(25.3)		(334.6)

Accumulated other comprehensive income (loss)
Balance at beginning of period	71.5	6.0	a,b, e	77.5
Pension adjustment	—	(7.3)	b	(7.3)
Foreign exchange on preferred shares	—	(6.4)	a	(6.4)
Other comprehensive loss for the period	(74.4)	(0.1)	e	(74.5)

Balance at end of period	(2.9)	(7.8)		(10.7)

Total shareholders’ equity at end of period	237.2	(15.0)		222.2

see accompanying notes

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

(a) Preferred shares

Under Canadian GAAP, the convertible preferred shares held by JLL were classified at inception as having both an equity component and a debt component. Therefore, the Company recognized foreign exchange gains and losses during fiscal 2007 and 2008 on the U.S. dollar denominated debt portion of the preferred shares as they were held by an entity with a Canadian dollar functional currency and marked to market the debt portion at current foreign exchange rates. Under U.S. GAAP, however, the preferred shares would have been deemed to be mezzanine equity at inception. Therefore, the Company would not have recognized any foreign exchange activity under U.S. GAAP.

The Company considered its U.S. dollar denominated debt held by the Canadian entity as a hedge against its U.S. dollar denominated investments . Therefore, under Canadian GAAP, changes in the fair value associated with the effective portions of the hedge were recorded as other comprehensive income, and changes in the ineffective portions of the hedge were recorded as foreign exchange gains and losses on the consolidated statements of loss.

Because JLL’s preferred shares were primarily recorded as debt, under Canadian GAAP, the Company recorded accrued interest on the debt portion of the preferred shares. Under U.S. GAAP Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”), the Company would have recorded accreted dividends on the entire amount.

As discussed above, under U.S. GAAP, the value of the preferred stock would be adjusted from its initial value on the April 27, 2007 issuance date to its redemption value over the period from issuance date to the redemption or conversion date using the method discussed in ASC 480.

In September 2008, the Company entered into an agreement (the “JLL Agreement”) with JLL whereby JLL agreed to waive the mandatory redemption requirement contained in the terms of its preferred shares. The JLL Agreement resulted in a deemed repayment of the debt and equity components of the preferred shares, as well as in a change in the accounting treatment for those shares. Completion of the JLL Agreement resulted in the full carrying value of the preferred shares being classified within shareholders’ equity on the Company’s balance sheets, and no further accretive interest expense was recorded in the consolidated statements of loss. Paid-in-kind dividend equivalents on the preferred shares were reported below net loss to arrive at a loss attributable to the restricted voting shareholders.

Upon settlement of the debt portion of JLL’s preferred shares, the Company recognized a gain on the extinguishment of this debt. The Company reported this gain on its consolidated statement of loss below operating income and before income from continuing operations before income tax. Additionally, upon settlement of the equity portion of JLL’s preferred shares, the Company recognized a loss on the deemed redemption, which increased accumulated deficit. Under U.S. GAAP, there would be no gain or loss recognized since the preferred shares would have been recorded solely as equity from inception.

According to U.S. GAAP ASC 260, “Earnings Per Share,” under the inducement clause, the excess (deficit) of the fair value of all securities and other consideration transferred in the transaction by the registrant to the holders of the convertible preferred stock over (under) (2) the carrying value of securities issuable pursuant to the original conversion terms will be netted against net earnings for the EPS calculation. The impact of this was a net gain for the restricted shareholders of $18.2 million, partially offset by the additional 400,000 restricted shares issued to JLL with a fair value of approximately $1.1 million.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The net impact on loss attributable to restricted voting shareholders was a gain (deemed dividend) of $17.1 million which was included in the net loss per share calculation for fiscal 2008.

On July 29, 2009, JLL converted its 150,000 convertible preferred shares of Patheon into a total of 38,018,538 restricted voting shares of Patheon, in accordance with the convertible preferred share terms. As a result of this conversion, the Company no longer has any Series C preferred shares outstanding.

(b) Pensions and post retirement plans

Under U.S. GAAP ASC 715, “Compensation—Retirement Benefits,” the Company is required to recognize the over or underfunded status of defined benefit pension and other post-retirement plans on its balance sheet. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected obligation for pension plans and the accumulated benefit obligation for other post-retirement plans. In addition, the Company is required to recognize any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the applicable period in other comprehensive income, net of tax. No similar requirement currently exists under Canadian GAAP. In addition, overfunded plans are reported as non-current assets and underfunded plans are reported as non-current liabilities, with expected benefit payments over the next 12 months reclassified as short-term liabilities from non-current liabilities.

(c) Investment Tax Credits

Under U.S. GAAP ASC 740, “Income Taxes,” (“ASC 740”) the Company’s Investment Tax Credits (“ITCs”) are credited against income tax expense, whereas under Canadian GAAP CICA Section 3805, “Investment Tax Credits,” ITCs are offset against the related operating expense.

Because the Company’s ITCs are related to research and development costs, primarily labor, assets are not typically created as a part of the operations subject to the ITC calculation pool. Therefore, the Company has determined that the “flow-through method” of accounting under U.S. GAAP is appropriate. Under the flow-through method, ITCs are recognized as a reduction of federal income taxes in the year in which they arise instead of being reflected in net income over the productive life of acquired property (the deferral method).

Under U.S. GAAP, the Company has reclassified the credit to cost of goods related to its ITCs to income tax expense and has reclassified the related ITC receivables to deferred tax assets, short-term or long-term, based upon when they are expected to be used. The ITCs will impact current tax expense when used and deferred tax expense when accumulated during the course of a fiscal year.

(d) Embedded derivative on call option premium

Under CICA Section 3855, “Financial Instruments—Recognition and Measurement,” if the economic characteristics of an embedded derivative (in this case the call option on the Notes) are not closely related to the economic characteristics of the host contract (the Notes), then bifurcation of the embedded derivative is required. CICA Section 3855 provides that the economic characteristics of a call option are not closely related to the economic characteristics of the host contract if the call option’s exercise price is not approximately equal, on each exercise date, to the amortized cost of the host contract. In determining whether the exercise price is approximately equal, the amortized cost of the host contract is assumed to be its par value at any given time. Under U.S. GAAP ASC 815, “Derivatives and Hedging,” the bond call provisions were considered clearly and closely related to the host instrument, as such, the embedded derivative is not valued separately from the debt. Therefore, the Canadian GAAP valuations for the call options are reversed for the U.S. GAAP presentation.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

(e) Deferred transaction costs

Both U.S. GAAP ASC 805, “Business Combinations,” and its predecessor, Statement of Financial Accounting Standards No. 141, “Business Combinations,” each require deferred transaction costs to be expensed as incurred. Under Canadian GAAP, such costs are capitalized and amortized over 15 years. As such, the effect of the deferred transaction costs has been reversed as of the first period presented and included in opening accumulated deficit.

(f) Deferred financing costs

In accordance with Canadian GAAP, the Company accounts for deferred financing costs, or transaction costs, as a reduction from the related liability and amortizes such costs using the effective interest method. However, for U.S. GAAP purposes, the Company accounts for these costs as an asset and amortizes them over the expected term of the financial liability using the effective interest method.

(g) Reserves for uncertain tax positions

The Company adopted the uncertain tax positions standard of ASC 740 on November 1, 2007. As a result of the implementation of this standard, the Company recognized no material adjustment in the liability for unrecognized income tax benefits or effect on accumulated deficit. As of October 31, 2010 and 2009, unrecognized tax benefits were $1.4 million and $2.7 million, respectively. For fiscal 2008, the consolidated statement of loss was impacted by an uncertain tax position taken during that year.

(h) Long-lived assets classified as held and used

Under U.S. GAAP ASC 360, “Long-Lived Assets Classified as Held and Used” (“ASC 360”), impairments and gains/losses on sale of assets should be reported in operating income.

Additional U.S. GAAP Disclosures

Accounts payable and accrued liabilities

The following is the breakdown of accounts payable and accrued liabilities:

	As of October 31,
	2010	2009
	$	$
Trade payables	89.9	102.1
Accrued salaries and related expenses	44.7	40.3
Customer deposits	14.6	15.7
Other accruals	7.5	12.7

	156.7	170.8

Income taxes

The Company adopted the uncertain tax provisions standard of ASC 740 on November 1, 2007. As a result of the implementation of this standard, the Company recognized no material adjustment in the liability for unrecognized income tax benefits or effect on accumulated deficit. As of October 31, 2010 and 2009, unrecognized tax benefits were $1.4 million and $2.7 million, respectively. At October 31, 2010 and 2009, unrecognized tax benefits of $0.6 million and $0.6 million, respectively, related to permanent income tax differences, will have a favorable effect on the Company’s effective tax rate if recognized; the remaining balance would result in a reclassification on the balance sheet.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The Company classifies interest recognized under ASC 740 as a component of interest expense in the consolidated statements of loss. Penalties, if incurred, are recorded as other operating expenses in the consolidated statements of loss. The Company recorded no material amount of interest expense under ASC 740 for the years ended October 31, 2010 and 2009.

Examinations by tax authorities have been completed through October 31, 2003 in Canada, October 31, 2008 in France, October 31, 2004 in Italy, October 31, 2002 in the United Kingdom, and October 31, 2008 in the United States.

During the year ended October 31, 2010, the Canada Revenue Agency concluded examination of the Company’s transfer pricing position for the years ended October 31, 2005 through 2008 resulting in no adjustment to Canadian taxable income. In the year ended October 31, 2009, the Canada Revenue Agency concluded examination of the Company’s research & development position for the year ended October 31, 2007 resulting in no material adjustment to tax expense.

During the year ended October 31, 2010, the U.S. Internal Revenue Service concluded examination of the Company’s October 31, 2007 and 2008 consolidated U.S. federal income tax returns. The Company acquiesced to the conclusions reached in the examination and the examination is in review by the Joint Committee on Taxation. To allow sufficient time for Joint Committee review, the Company consented to extend the statute of limitations for the years ended October 31, 2006 and 2007 until July 15, 2012. The Company believes the issues addressed by this examination are effectively settled and has, accordingly, reduced the reserve for these uncertain tax benefits.

During the year ended October 31, 2010, the French tax authority concluded examination of the Company’s income tax returns for the years ended October 31, 2007 and 2008. The Company has appealed the assessment related to transfer pricing and believes the appeal will result in a nil or immaterial assessment. The Company anticipates no material change to unrecognized tax benefits resulting from this examination.

During the year ended October 31, 2010, the Hungarian tax authority initiated an examination for the years ended December 31, 2005 through August 12, 2010 as part of the liquidation process. The examination has not been concluded, however, the Company believes the examination will result in a nil or immaterial assessment.

With the exception of the aforementioned, there are no other ongoing income tax examinations.

During the next 12 months, the Company expects no material change in the total amount of unrecognized tax benefits. A reconciliation of the beginning and ending amounts of the tax reserves is as follows:

Balance at November 1, 2007	$—
Increase based on tax positions taken in the current year	0.6

Balance at November 1, 2008	$0.6
Increase based on tax positions taken in the current year	2.1

Balance at October 31, 2009	$2.7
Decrease related to settlements with taxing authorities and changes in law	(1.3)

Balance at October 31, 2010	$1.4

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Below is a breakout of the Company’s (loss) income from continuing operations before income taxes:

	Years ended October 31,
	2010	2009	2008
	$	$	$

Domestic	(15.7)	1.2	10.5
Foreign	(1.0)	12.5	(3.4)

	(16.7)	13.7	7.1

Permanent foreign differences reconciling expected income tax expense (recovery) using statutory tax rates to the provision for income taxes were primarily employee costs, salary and benefits that are not deductible in Italy and France for regional income tax expense, offset by the recognition of research and development tax credits in the United Kingdom. Permanent domestic differences were primarily due to non-taxable foreign exchange gains and losses.

Earnings per share

The following computation reconciles the differences between the basic and diluted earnings per share presentations for continuing operations (dollar information in millions of USD, except per share information):

Year ended October 31, 2008
$
Diluted:
Net income—basic	4.9
Dividend on convertible preferred shares	13.7
Gain on exchange of convertible preferred shares	(17.1)

Net income—diluted	1.5

Weighted-average number of restricted voting shares—basic (in thousands)	90,737
Effect of conversion of convertible preferred shares (in thousands)	32,897

Weighted-average number of restricted voting shares—diluted (in thousands)	123,634

Diluted earnings per share	$0.012

The Company did not include 8,327,357, 4,699,348 and 5,987,965 outstanding options in fiscal 2010, 2009 and 2008, respectively, because they were anti-dilutive in nature.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Pension plan assumptions

The following weighted-average assumptions were used to determine the projected benefit obligation of the Company's defined benefit and other post retirement plans at the end of the respective fiscal year:

	Defined Benefit Plans		Other Benefit Plans
	2010	2009	2010	2009
Discount rate	5.3%	5.9%	5.3%	6.0%
Rate of future compensation increases	3.9%	4.0%	0.0%	0.0%

The following weighted-average assumptions were used to determine the net periodic benefit cost of the Company’s defined benefit and other post retirement plans during the respective fiscal year:

	Defined Benefit Plans			Other Benefit Plans
	2010	2009	2008	2010	2009	2008
Discount rate	5.8%	6.0%	6.1%	5.3%	7.0%	5.8%
Expected long-term return on plan assets	6.9%	7.3%	7.3%	0.0%	0.0%	0.0%
Rate of future compensation increases	4.1%	4.2%	4.1%	0.0%	0.0%	0.0%

The 5.3% weighted-average discount rate used to determine the projected benefit obligation of the Company’s plans at the end of fiscal 2010 was derived by reference to appropriate benchmark yields on high quality corporate bonds, with terms which approximate the duration of the benefit payments and the relevant benchmark bond indices considering the individual plan’s characteristics, to select a rate at which the Company believes the pension benefits could have been effectively settled.

The Company selects an expected long-term rate of return on its pension plan assets and, in doing so, considers a number of factors including, without limitation, recent and historical performance of plan assets, asset allocation and other third-party studies and surveys. The Company considered the pension plan portfolios’ asset allocations over a variety of time periods and compared them with third-party studies and reviewed the performance of the capital markets in recent years and other factors and advice from various third parties, such as the pension plans’ advisors, investment managers and actuaries. While the Company considered both the recent performance and the historical performance of pension plan assets, the Company’s assumptions are based primarily on its estimates of long-term, prospective rates of return. Using the aforementioned methodologies, the Company selected the 6.9% long-term rate of return on plan assets assumption used for the pension plans during 2010. Differences between actual and expected asset returns are recognized in the net periodic benefit cost over the remaining service period of the active participating employees.

The rate of future compensation increases is an assumption used by the actuarial consultants for pension accounting and is determined based on the Company’s current expectation for such increases.

Pension plan assets

The following table presents information on the fair value of the defined benefit plans’ assets at October 31, 2010, 2009 and 2008, respectively:

	Defined Benefit Plans
	2010	2009	2008
	$	$	$

Fair value of plan assets	66.0	55.5	49.5

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The Pension Committee for the Company’s defined benefit plans (the “Pension Committee”) has adopted (and revises from time to time) an investment policy for the Canadian and U.K. defined benefit plans with the objective of meeting or exceeding, over time, the expected long-term rate of return on plan assets assumption, weighed against a reasonable risk level. In connection with this objective, the Pension Committee retains professional investment managers that invest plan assets in the following asset classes: equity and fixed income securities and cash and other investments, which may include hedge funds and private equity and global balanced strategies.

The Company’s defined benefit plans currently have the following target ranges for these asset classes, which target ranges are intended to be flexible guidelines for allocating the plans’ assets among various classes of assets, and are reviewed periodically and considered for readjustment when an asset class weighting is outside of its target range (recognizing that these are flexible target ranges that may vary from time to time) with the objective of achieving the expected long-term rate of return on plan assets assumption, weighed against a reasonable risk level, as follows:

	Defined Benefit Plans Canada	Defined Benefit Plans U.K.
Asset Category:
Domestic equity securities	15 - 50%	20%
Foreign equity securities	0 - 35%	70%
Debt securities	30 - 50%	10%
Other	0 - 20%	0%

The fair value hierarchy must have the following levels: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the defined benefit plans’ assets at October 31, 2010, by asset categories were as follows:

Defined Benefit Plans	Total	Level 1	Level 2	Level 3
	$	$	$	$
Asset Category:
Equity securities	45.3	—	45.3	—
Debt securities	17.3	—	17.3	—
Cash and other investments:	3.4	—	3.4	—

Total pension plan assets at fair value	66.0	—	66.0	—

Within the equity securities asset class, the investment policy adopted by the Pension Committee provides for investments in a broad range of publicly-traded securities ranging from domestic and international stocks and small to large capitalization stocks. Within the debt securities asset class, the investment policy provides for investments in a broad range of publicly-traded debt securities, including domestic and international treasury issues, and corporate debt securities. In the cash and other investments asset class, investments may be in cash and cash equivalents and other investments, which may include hedge funds and private equity not covered in the classes listed above, provided that such investments are approved by the Pension Committee prior to their selection.

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The Pension Committee’s investment policy does not allow the use of derivatives for speculative purposes, but such policy does allow its investment managers to use derivatives for the purpose of reducing risk exposures or to replicate exposures of a particular asset class.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid out of the Company's defined benefit plans and other post-retirement benefit plans:

	Total Defined Benefit Plan Payments	Total Other Benefit Plan Payments
	$	$
2011	1.9	0.2
2012	1.9	0.2
2013	2.3	0.2
2014	2.3	0.3
2015	2.4	0.3
2016 through 2020	17.8	2.0

	28.6	3.2

Lease Expenses

The Company’s total rental expenses related to its operating leases for the years ended October 31, 2010, 2009 and 2008 was $6.0 million, $4.1 million and $3.2 million, respectively.

Stock-Based Compensation

The total fair value of shares that vested during the years ended October 31, 2010, 2009 and 2008 was $1.3 million, $1.6 million and $0.6 million, respectively. As of October 31, 2010, the total unrecognized compensation cost related to the nonvested stock options was $5.2 million.

Impact of new and pending U.S. GAAP accounting standards

In April 2010, the Financial Accounting Standards Board (“FASB”) issued “Accounting Standards Update (“ASU”) 2010-17,” Revenue Recognition Milestone Method (Topic 605): Milestone Method of Revenue Recognition.” The amendments in this ASU provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The amendments in this ASU are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. Vendors may also elect to adopt the amendments in this ASU retrospectively for all prior periods. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.

In April 2010, the FASB issued ASU 2010-13, “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” This ASU codifies the consensus reached in Emerging Issues Task Force

Patheon Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 31, 2010, 2009 and 2008

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Issue No. 09-J, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” The amendments in this ASU clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The amendments are to be applied by recording a cumulative-effect adjustment to beginning accumulated deficit. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” This guidance requires new disclosures related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. The adoption of this guidance is effective for interim and annual reporting periods beginning after December 15, 2009. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 amends the criteria in ASC Subtopic 605-25, “Revenue Recognition Multiple-Element Arrangements,” for separating consideration in multiple-deliverable arrangements. This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.

In June 2009, the FASB issued guidance codified as U.S. GAAP ASC 470-20, “Debt—Debt with Conversion and Other Options,” regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance, which changes the accounting for equity share lending arrangements on an entity’s own shares when executed in contemplation of a convertible debt offering. This guidance requires the share lending arrangement to be measured at fair value and recognized as an issuance cost. These issuance costs should then be amortized as interest expense over the life of the financing arrangement. Shares loaned under these arrangements should be excluded from computation of earnings per share. This guidance is effective for fiscal years beginning after December 15, 2009 and requires retrospective application for all arrangements outstanding as of the beginning of the fiscal year. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.

Patheon Inc.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in millions of U.S. dollars)	As of January 31, 2011	As of October 31, 2010
	$	$
Assets
Current
Cash and cash equivalents	49.8	53.5
Accounts receivable	136.0	139.9
Inventories	75.1	73.3
Income taxes receivable	7.3	5.7
Prepaid expenses and other	14.2	9.5
Future tax assets—short-term	10.8	9.0

Total current assets	293.2	290.9

Capital assets	472.5	478.3
Intangible assets	0.9	1.4
Future tax assets	5.2	11.2
Goodwill	3.5	3.4
Investments	4.9	5.3
Other long-term assets	19.5	18.4

Total assets	799.7	808.9

Liabilities and shareholders’ equity
Current
Short-term borrowings	0.7	2.0
Accounts payable and accrued liabilities	147.0	156.7
Income taxes payable	0.4	0.4
Deferred revenues—short-term	24.5	26.7
Current portion of long-term debt	1.4	3.5

Total current liabilities	174.0	189.3

Long-term debt	274.9	274.8
Deferred revenues	21.2	19.2
Future tax liabilities	32.8	29.7
Other long-term liabilities	21.2	22.9

Total liabilities	524.1	535.9

Shareholders’ equity
Restricted voting shares	553.8	553.8
Contributed surplus	10.1	10.0
Deficit	(330.2)	(330.7)
Accumulated other comprehensive income	41.9	39.9

Total shareholders’ equity	275.6	273.0

Total liabilities and shareholders’ equity	799.7	808.9

see accompanying notes

Patheon Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(unaudited)

	Three months ended January 31,
(in millions of U.S. dollars, except income (loss) per share)	2011	2010
	$	$
Revenues	175.7	154.8
Cost of goods sold	132.7	130.2

Gross profit	43.0	24.6
Selling, general and administrative expenses	27.8	28.8
Repositioning expenses	0.9	2.4

Operating income	14.3	(6.6)
Interest expense, net	6.3	3.6
Impairment charge	—	1.3
Foreign exchange loss (gain)	0.6	(0.4)
Other	0.1	(0.4)

Income (loss) from continuing operations before income taxes	7.3	(10.7)
Provision for income taxes	6.6	—

Income (loss) before discontinued operations	0.7	(10.7)
Loss from discontinued operations	(0.2)	(0.4)

Net income (loss) for the period	0.5	(11.1)

Net income (loss) attributable to restricted voting shareholders	0.5	(11.1)

Basic and diluted income (loss) per share
From continuing operations	$0.006	$(0.083)
From discontinued operations	$(0.002)	$(0.003)

	$0.004	$(0.086)

Average number of shares outstanding during period—basic and diluted (in thousands)	129,168	129,168

see accompanying notes

Patheon Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

	Three months ended January 31,
(in millions of U.S. dollars)	2011	2010
	$	$
Restricted voting shares

Balance at beginning and end of period	553.8	553.8

Contributed surplus
Balance at beginning of period	10.0	7.7
Stock-based compensation	0.1	0.2

Balance at end of period	10.1	7.9

Deficit
Balance at beginning of period	(330.7)	(325.7)
Net income (loss) attributable to restricted voting shareholders	0.5	(11.1)

Balance at end of period	(330.2)	(336.8)

Accumulated other comprehensive income
Balance at beginning of period	39.9	35.5
Other comprehensive income (loss) for the period	2.0	(6.8)

Balance at end of period	41.9	28.7

Total shareholders’ equity at end of period	275.6	253.6

see accompanying notes

Patheon Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited)

	Three months ended January 31,
(in millions of U.S. dollars)	2011	2010
	$	$
Net income (loss) attributable to restricted voting shareholders	0.5	(11.1)

Other comprehensive income (loss), net of income taxes
Change in foreign currency gains on investments in subsidiaries, net of hedging activities[1]	1.1	(8.1)
Change in value of derivatives designated as foreign currency and interest rate cash flow hedges[2]	1.1	3.4
Losses on foreign currency and interest rate cash flow hedges reclassified to consolidated statement of loss[3]	(0.2)	(2.1)

Other comprehensive income (loss) for the period	2.0	(6.8)

Comprehensive income (loss) attributable to restricted voting shareholders	2.5	(17.9)

The amounts disclosed in other comprehensive income have been recorded net of income taxes as follows:

[1]	Net of an income tax benefit of $0.4 million (2010 expense of nil).
[2]	Net of an income tax expense of $0.2 million and $0.6 million for the three months ended January 31, 2011 and 2010, respectively.
[3]	Net of an income tax benefit of $0.1 million and expense of $0.3 million for the three months ended January 31, 2011 and 2010, respectively.

see accompanying notes

Patheon Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended January 31,
(in millions of U.S. dollars)	2011	2010
	$	$
Operating activities
Income (loss) before discontinued operations	0.7	(10.7)
Add (deduct) charges to operations not requiring a current cash payment
Depreciation and amortization	14.9	13.1
Impairment charge	—	1.3
Other non-cash interest	0.3	0.1
Change in other long-term assets and liabilities	(2.1)	(0.3)
Future income taxes	8.0	(3.5)
Amortization of deferred revenues	(22.6)	(1.7)
Stock-based compensation expense	0.1	0.2
Other	—	(0.4)

	(0.7)	(1.9)
Net change in non-cash working capital balances related to continuing operations	(6.1)	(2.4)
Increase in deferred revenues	14.2	11.2

Cash provided by operating activities of continuing operations	7.3	6.9
Cash used in operating activities of discontinued operations	(0.2)	(0.8)

Cash provided by operating activities	7.1	6.1

Investing activities
Additions to capital assets	(9.8)	(10.2)
Net increase in investments	—	(0.6)
Investment in intangibles	—	(0.1)

Cash used in investing activities of continuing operations	(9.8)	(10.9)

Cash used in investing activities	(9.8)	(10.9)

Financing activities
(Decrease) increase in short-term borrowings	(1.3)	2.4
Increase in long-term debt	—	8.1
Repayment of long-term debt	(0.1)	(6.0)

Cash (used in) provided by financing activities of continuing operations	(1.4)	4.5

Cash (used in) provided by financing activities	(1.4)	4.5

Effect of exchange rate changes on cash and cash equivalents	0.4	(1.7)

Net decrease in cash and cash equivalents during the period	(3.7)	(2.0)
Cash and cash equivalents, beginning of period	53.5	22.3

Cash and cash equivalents, end of period	49.8	20.3

Supplemental cash flow information
Interest paid	0.1	3.5

Income taxes paid, net of refunds	—	—

see accompanying notes

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

1.	Accounting policies

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared by Patheon Inc. (the “Company” or “Patheon”) in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below. These consolidated financial statements do not include all the information and footnotes required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes for the year ended October 31, 2010 (“fiscal 2010”).

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenue and expenses in the reporting period. Management believes that the estimates and assumptions used in preparing its consolidated financial statements are reasonable and prudent, however, actual results could differ from those estimates.

Changes in accounting policy

The Company had no changes in accounting policy from the previously audited consolidated financial statements for fiscal 2010.

Recently issued accounting pronouncements

(a)	Business combinations

Canadian Institute of Chartered Accountants (“CICA”) Section 1582, “Business Combinations,” replaces Section 1581, “Business Combinations.” Section 1582 was intended to improve the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the effects of adopting these standards.

(b)	Consolidations

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company does not believe these standards will have a material impact on the financial statements.

(c)	Multiple deliverable revenue arrangements

In December 2009, the Emerging Issues Committee issued EIC-175, “Multiple Deliverable Revenue Arrangements”. This Abstract addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Abstract addresses how to

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. This standard may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. The Company does not believe this standard will have a material impact on the financial statements.

(d)	Future accounting changes (U.S. GAAP and International Financial Reporting Standards)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRSs”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, registrants adopt U.S. generally accepted accounting principles (“U.S. GAAP”) on or before this date. The Company filed a registration statement with the United States Securities and Exchange Commission (“SEC”) on February 25, 2011 and expects the registration process to be complete in April 2011. As a consequence, the Company will be converting to and report under U.S. GAAP beginning in the fiscal year ending October 31, 2012 (“fiscal 2012”). As a result, the Company will not adopt IFRSs on November 1, 2011.

2.	Discontinued operations, assets held for sale and plant consolidations

Puerto Rico

The Company announced on December 10, 2009 its plan to consolidate its Puerto Rico operations into its manufacturing site located in Manatí and ultimately close or sell its plant in Caguas. During fiscal 2010, the Company received a letter of intent for the purchase of its Caguas facility for a purchase price of $7.0 million which resulted in the Company increasing the impairment charge related to the value of the land to $3.6 million from the initial impairment amount of $1.3 million recorded in the first quarter of 2010. The Company estimated total project repositioning expenses of $9.0 million, of which $0.9 million was booked in the three months ended January 31, 2011. As a result of additional time required to transition manufacturing operations from Caguas to Manatí, due to longer than expected customer regulatory time lines, the Company now expects the transition to continue beyond the end of calendar year 2012. The consolidation will also result in additional accelerated depreciation of Caguas assets of approximately $12.0 million over the life of the project. Because the business in the Caguas facility is being transferred within the existing site network, its results of operations are included in continuing operations. Please refer to Note 12—Subsequent events for more information.

The Company closed its Carolina facility in Puerto Rico effective January 31, 2009. In the second half of fiscal 2010 the Company received a letter of intent on the property which led management to complete another impairment analysis and completely write down the assets as the fair value less the cost to sell was nil. The results of the Carolina operations are reported in discontinued operations.

The results of discontinued operations for Carolina for the three months ended January 31, 2011 and 2010 are as follows:

	Three months ended January 31,
	2011	2010
	$	$
Revenues	—	—
Cost of goods sold	—	—

Gross profit	—	—
Selling, general and administrative expenses	0.2	0.4

Operating loss	(0.2)	(0.4)
Loss before income taxes	(0.2)	(0.4)

Net loss for the period	(0.2)	(0.4)

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

3.	Preferred shares and restricted voting shares

The following table summarizes information regarding the Company’s outstanding preferred shares, restricted voting shares and restricted voting share stock options as of January 31, 2011:

	Outstanding	Exercisable
Class I preferred shares series D1	150,000	—
Restricted voting shares	129,167,926	—
Restricted voting share stock options	7,446,024	2,599,078

(1)	Special voting preferred shares held by JLL Patheon Holdings, LLC (“JLL”) entitling it to elect up to three of our directors based on the number of restricted voting shares that it holds.

4.	Segmented information

The Company is organized and managed in two business segments: commercial manufacturing and PDS. These segments are organized around the service activities provided to the Company’s customers.

	As of and for the three months ended January 31, 2011
	Commercial	PDS	Corp. & Other	Total
	$	$	$	$
Revenues	148.7	27.0	—	175.7
Adjusted EBITDA	35.5	3.5	(9.5)	29.5
Total assets	643.9	70.5	85.3	799.7
Depreciation	13.2	1.4	0.3	14.9
Goodwill	3.5	—	—	3.5
Capital expenditures	7.0	2.8	—	9.8

	As of and for the three months ended January 31, 2010
	Commercial	PDS	Corp. & Other	Total
	$	$	$	$
Revenues	128.1	26.7	—	154.8
Adjusted EBITDA	9.1	7.4	(7.2)	9.3
Total assets	630.0	56.4	56.2	742.6
Depreciation	11.5	1.5	0.1	13.1
Impairment	1.3	—	—	1.3
Goodwill	3.2	—	—	3.2
Capital expenditures	9.4	0.8	—	10.2

Cash and cash equivalents as well as future tax assets are considered to be part of “Corp. & Other” in the breakout of total assets shown above. The Company evaluates the performance of its segments based on segment Adjusted EBITDA, which is defined as income (loss) from continuing operations before repositioning expenses, interest expense, foreign exchange losses reclassified from other comprehensive income (loss), refinancing expenses, gains and losses on sale of fixed assets, gain on extinguishment of debt, income taxes, asset impairment charge, depreciation and amortization and other non-cash expenses. The Company’s presentation of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Below is a reconciliation of Adjusted EBITDA to its closest Canadian GAAP measure.

	Three months ended January 31,
	2011	2010
	$	$
Adjusted EBITDA:
Total Adjusted EBITDA per above	29.5	9.3
Depreciation and amortization	(14.9)	(13.1)
Repositioning expenses	(0.9)	(2.4)
Interest expense, net	(6.3)	(3.6)
Impairment charge	—	(1.3)
Provision for income taxes	(6.6)	—
Other	(0.1)	0.4

Income (loss) before discontinued operations	0.7	(10.7)

As illustrated in the table below, revenues are attributed to countries based on the location of the customer’s billing address, capital assets are attributed to the country in which they are located and goodwill is attributed to the country in which the entity to which the goodwill pertains is located:

	As of and for the three months ended January 31, 2011
	Canada	U.S.*	Europe	Other	Total
	$	$	$	$	$
Revenues	2.7	76.5	89.8	6.7	175.7
Capital assets	115.8	128.7	226.3	1.7	472.5
Goodwill	3.5	—	—	—	3.5

	As of and for the three months ended January 31, 2010
	Canada	U.S.*	Europe	Other	Total
	$	$	$	$	$
Revenues	2.6	79.0	69.2	4.0	154.8
Capital assets	116.8	131.1	227.1	1.0	476.0
Impairment	—	1.3	—	—	1.3
Goodwill	3.2	—	—	—	3.2

*	Includes Puerto Rico

5.	Stock-based compensation

The Company has an incentive stock option plan. Persons eligible to participate in the plan are directors, officers and key employees of the Company and its subsidiaries, as well as any other person engaged to provide ongoing management or consulting services to Patheon. The plan provides that the maximum number of shares that may be issued under the plan is 7.5% of the sum, at any point in time, of the issued and outstanding restricted voting shares of the Company and the aggregate number of restricted voting shares issuable upon exercise of the conversion rights attached to the issued and outstanding Class I Preferred Shares, Series C of the Company (Please refer to Note 12—Subsequent events for more information). As of January 31, 2011 and 2010, the total number of restricted voting shares issuable under the plan was 9,687,594 shares, respectively, of which there are stock options outstanding to purchase 7,446,024 shares and 4,031,644 shares, respectively, under the plan. The exercise prices of the options were determined at the time of grant and could not be less than the weighted average market price of the restricted voting shares of Patheon on the TSX during the two trading days immediately preceding the grant date. Options generally expire in no more than 10 years after the grant date and

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

are also subject to early expiry in the event of death, resignation, dismissal or retirement of an optionee. Options have vesting periods of either three years or five years, with either one-third or one-fifth vesting on each anniversary of the grant date, respectively.

For the purposes of calculating the stock-based compensation expense in connection with the Company’s incentive stock option plan, the fair value of stock options is estimated at the date of the grant using the Black-Scholes option pricing model and the cost is amortized over the vesting period.

The fair value of stock options is estimated at the date of the grant. The weighted-average fair value of the 42,000 stock options granted for the three months ended January 31, 2011 was CAD$1.15. The fair value of stock options is estimated using the Black-Scholes option pricing model with the following assumptions:

Three months ended January 31, 2011
Risk free interest rate	2.4%
Expected volatility	60%
Expected weighted-average life of options	5 years
Expected dividend yield	0%

Stock-based compensation expense recorded in the three months ended January 31, 2011 was $0.1 million, impacted by the forfeitures of stock options related to the resignation of the Company’s CEO. Stock-based compensation expense recorded in the three months ended January 31, 2010 was $0.2 million.

6.	Repositioning expenses

During the three months ended January 31, 2011 and 2010, the Company incurred $0.9 million and $2.4 million, respectively, in expenses associated with the shutdown of its Caguas facility.

The following is a summary of these expenses and other charges associated with operational improvements (collectively “repositioning expenses”) as of and for the three months ended January 31, 2011 and 2010:

	As of and for the three months ended January 31, 2011
	Commercial	PDS	Corporate	Total
	$	$	$	$
Total repositioning liabilities at October 31, 2010				3.2
Employee-related expenses	0.1	—	—	0.1
Consulting, professional and project costs	0.8	—	—	0.8

Total expenses	0.9	—	—	0.9
Repositioning expenses paid				(1.1)

Total repositioning liabilities at January 31, 2011				3.0

	As of and for the three months ended January 31, 2010
	Commercial	PDS	Corporate	Total
	$	$	$	$
Total repositioning liabilities at October 31, 2009				2.9
Employee-related expenses	2.0	—	—	2.0
Consulting, professional and project costs	0.4	—	—	0.4

Total expenses	2.4	—	—	2.4
Repositioning expenses paid				(2.1)

Total repositioning liabilities at January 31, 2010				3.2

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

7.	Other information

Foreign exchange

During the three months ended January 31, 2011 and 2010, the Company recorded a foreign exchange loss of $0.6 million and a gain of $0.4 million, respectively, on forward contract hedges and transactions related to operating exposures.

Employee future benefits

The employee future benefit expense in connection with defined benefit pension plans and other post retirement benefit plans for the three months ended January 31, 2011 and 2010 was $1.9 million and $2.2 million, respectively.

8.	Financial instruments and risk management

Categories of financial assets and liabilities

Under Canadian GAAP financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. The Company has also designated certain of its derivatives as effective hedges. The carrying values of the Company’s financial instruments, including those held for sale on the consolidated balance sheets, are classified into the following categories:

	As of January 31, 2011	As of October 31, 2010
	$	$
Held-for-trading[1]	49.8	53.5
Loans and receivables[2]	136.0	139.9
Other financial liabilities[3]	424.0	437.0
Derivatives designated as effective hedges[4]—gain	2.3	1.3
Other derivatives[5]	0.8	0.7

(1)	Includes cash and cash equivalents in bank accounts bearing interest rates up to 3%.
(2)	Includes accounts receivable.
(3)	Includes bank indebtedness, accounts payable and accrued liabilities and long-term debt.
(4)	Includes the Company’s forward contracts and collars in 2011 and forward contracts in 2010.
(5)	Includes the embedded call option on its senior secured notes due April 15, 2017 (the “Notes”).

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The fair values of the Company’s financial instruments are not materially different from their carrying values.

As of January 31, 2011 and October 31, 2010, the carrying amount of the financial assets that the Company has pledged as collateral for its long-term debt facilities was $110.3 million and $101.5 million, respectively.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Fair value measurements

The fair value under CICA Section 3862, “Financial Instruments—Disclosure,” is principally applied to financial assets and liabilities such as derivative instruments consisting of embedded call options and foreign exchange contracts. The following table provides a summary of the financial assets and liabilities that are measured at fair value as of January 31, 2011 and October 31, 2010:

Assets measured at fair value

	Fair value measurement at January 31, 2011 using:				Fair value measurement at October 31, 2010 using:
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	—	2.1	—	2.1	—	1.3	—	1.3
Foreign exchange collars	—	0.3	—	0.3	—	—	—	—

Total assets	—	2.4	—	2.4	—	1.3	—	1.3

Derivatives not designated as hedging instruments:
Embedded call option on Notes	—	—	0.8	0.8	—	—	0.7	0.7

Total assets	—	—	0.8	0.8	—	—	0.7	0.7

Liabilities measured at fair value

	Fair value measurement at January 31, 2011 using:				Fair value measurement at October 31, 2010 using:
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	—	0.1	—	0.1	—	—	—	—

Total liabilities	—	0.1	—	0.1	—	—	—	—

Level 1—Based on quoted market prices in active markets.

Level 2—Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.

Level 3—Unobservable inputs that are not corroborated by market data.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The following table presents the fair value of the Company’s derivative financial instruments as well as their classifications on the consolidated balance sheets as of January 31, 2011 and October 31, 2010:

	Asset Derivatives as of January 31, 2011		Asset Derivatives as of October 31, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses	2.1	Prepaid expenses	1.3
Foreign exchange collars	Prepaid expenses	0.3		—

Total designated derivatives		2.4		1.3

Derivatives not designated as hedging instruments:
Embedded call option on Notes	Other long-term assets	0.8	Other long-term assets	0.7

Total non-designated derivatives		0.8		0.7

	Liability Derivatives as of January 31, 2011		Liability Derivatives as of October 31, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other long-term liabilities	0.1		—

Total designated derivatives		0.1		—

The Company has optional pre-payment clauses on the Notes, and is therefore required to account for the value of these optional pre-payment clauses separately as an embedded derivative under Canadian GAAP. The embedded derivative has been bifurcated from the Notes and recorded separately at fair value. In each subsequent period any change in fair value will be recorded as income or expenses in the Company’s consolidated statements of income (loss).

The Company uses valuations from a third party evaluator to assist in estimating the fair value of the embedded call option on the Notes. These third party valuations are completed on a quarterly basis, and take into consideration current market rates and trends. For the debt instruments with embedded options, evaluators determine the price both with and without the option; the price without the option is the “base price.” In the case of debt instruments with calls, the final evaluation is the lesser of “base price” and “price with call.” The evaluator uses models that use the income approach, which discounts future cash flows to the net present value of the security, as the valuation technique.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

The following table presents a reconciliation of the closing balance with respect to the Company’s only Level 3 financial instrument as of January 31, 2011:

Asset measured at fair value based on Level 3

(in millions of USD)	Embedded call option on Notes	Total
	$	$
Opening balance (October 31, 2010)	0.7	0.7
Purchases	—	—
Issues	—	—
Total gains
In net income	0.1	0.1
In other comprehensive income	—	—
Settlements	—	—
Transfers out of Level 3	—	—

Closing balance (January 31, 2011)	0.8	0.8

Foreign exchange forward contracts, interest rate swaps and other hedging arrangements

The Company utilizes financial instruments to manage the risk associated with fluctuations in foreign exchange and interest rates. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.

As of January 31, 2011, the Company’s Canadian operations had entered into foreign exchange forward contracts to sell an aggregate amount of US$51.7 million. These contracts hedge the Canadian operations’ expected exposure to U.S. dollar denominated cash flows and mature at the latest on January 10, 2012, at an average exchange rate of $1.04539 Canadian. The mark-to-market value of these financial instruments as of January 31, 2011 was an unrealized gain of $2.1 million, with $0.2 million income tax impact, which has been recorded in accumulated other comprehensive income in shareholders’ equity.

As of January 31, 2011, the Company’s Canadian operations had entered into foreign exchange collars to sell an aggregate amount of US$49.9 million. These contracts hedge the Canadian operations’ expected exposure to U.S. dollar denominated cash flows and mature at the latest on January 17, 2012, at an average exchange rate of $1.0225 Canadian. The mark-to-market value of these financial instruments as of January 31, 2011 was an unrealized gain of $0.3 million, with nominal income tax impact, which has been recorded in accumulated other comprehensive income in shareholders’ equity.

As of January 31, 2011, the Company’s Canadian operations had entered into foreign exchange forward contracts to sell an aggregate amount of €12.0 million. These contracts hedge the Canadian operations’ expected exposure to Euro denominated cash flows and mature at the latest on October 7, 2011, at an average exchange rate of $1.3665 Canadian. The mark-to-market value of these financial instruments as of January 31, 2011 was an unrealized loss of approximately $0.1 million, with nominal income tax impact, which has been recorded in accumulated other comprehensive income in shareholders’ equity.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

performance. The Company uses derivative financial instruments to hedge certain risk exposures. The Company does not purchase any derivative financial instruments for speculative purposes.

Risk management is the responsibility of the Company’s corporate finance team. The corporate finance team works with the Company’s operational personnel to identify, evaluate and, where appropriate, hedge financial risks. The Company’s corporate finance team also monitors material risks and discusses them with the audit committee of the board of directors.

Foreign exchange risk

The Company operates in Canada, the United States, Puerto Rico, Italy, France, Switzerland, United Kingdom and Japan. Foreign exchange risk arises because the value of the local currency receivable or payable for transactions denominated in foreign currencies may vary due to changes in exchange rates (“transaction exposures”) and because the non-U.S. dollar denominated financial statements of the Company may vary on consolidation into the reporting currency of U.S. dollars (“translation exposures”).

The Company’s most significant transaction exposures arise in its Canadian operations. Prior to the refinancing in the second quarter of fiscal 2010, the balance sheet of the Company’s Canadian division included U.S. dollar denominated debt which was designated as a hedge against the Company’s investments in subsidiaries in the United States and Puerto Rico. The foreign exchange gains and losses related to the effective portion of this hedge were recorded in other comprehensive income. In the third quarter of fiscal 2010, the Company changed the functional currency of its corporate division in Canada to U.S. dollars, thereby eliminating the need for the Company to designate this U.S. dollar denominated debt as a hedge. In addition, approximately 80% of the revenues of the Canadian operations and approximately 15% of its operating expenses are transacted in U.S. dollars. As a result, the Company may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on the Company’s current U.S. denominated net inflows, as of January 31, 2011, fluctuations of +/-10% would, everything else being equal, have an annual effect on income (loss) from continuing operations before taxes of approximately +/- $10.8 million, prior to hedging activities.

The objective of the Company’s foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company’s earnings. The Company manages this risk by entering into foreign exchange contracts. As of January 31, 2011, the Company has entered into foreign exchange contracts to cover approximately 75% of its Canadian-U.S. dollar cash flow exposures for the fiscal year ending October 31, 2011 (“fiscal 2011”). The Company does not currently hedge any translation exposures.

Translation gains and losses related to certain foreign currency denominated intercompany loans are included as part of the net investment in certain foreign subsidiaries, and are included in accumulated other comprehensive income (loss) in shareholders’ equity.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, derivative financial instruments (foreign exchange contracts and interest rate swaps with positive fair values), and credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. Management also monitors the utilization of credit limits regularly. In cases where the credit

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

quality of a customer does not meet the Company’s requirements, a cash deposit is received before any services are provided. As of January 31, 2011 and October 31, 2010, the Company held deposits of $15.0 million and $14.6 million, respectively.

The carrying amount of accounts receivable are reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of income (loss) within operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for accounts receivable. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of income (loss).

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts:

As of January 31, 2011
$
Total accounts receivable	136.4
Less: Allowance for doubtful accounts	(0.4)

136.0

Of which:
Not overdue	120.3
Past due for more than one day but for not more than three months	12.0
Past due more for than three months but for not more than six months	1.3
Past due for more than six months but not for more than one year	2.8
Past due for more than one year	—
Less: Allowance for doubtful accounts	(0.4)

Total accounts receivable, net	136.0

Liquidity risk

Liquidity risk arises when financial obligations due exceed financial assets available at a particular point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at all times. The Company mitigates liquidity risk by maintaining cash and cash equivalents on hand and through the availability of funding from credit facilities. As of January 31, 2011, the Company was holding cash and cash equivalents of $49.8 million and had undrawn lines of credit available to it of $87.9 million.

9.	Management of capital

The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt. The Company’s objectives when managing capital are to ensure that the Company has adequate capital to achieve its business plans, so that it can provide products and services to its customers and returns to its shareholders.

In order to maintain or adjust its capital structure, the Company may adjust the type of capital utilized, including purchase versus lease decisions and issuing debt or equity securities, all subject to market conditions and the terms of the underlying third party agreements.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

As of January 31, 2011 and October 31, 2010, total managed capital was $551.9 million and $551.3 million, respectively, comprised of shareholders’ equity of $275.6 million and $273.0 million, respectively, and cash interest-bearing debt of $276.3 million and $278.3 million, respectively.

10.	Related party transactions

There were no revenues from a company (the “Viso Affiliate”) controlled by Joaquín B. Viso, a director and significant shareholder of the Company for the three months ended January 31, 2011. Revenues were approximately $0.1 million for the three months ended January 31, 2010. These transactions were conducted in the normal course of business and are recorded at the exchanged amounts. Accounts receivable at January 31, 2011 and October 31, 2010 include a balance of less than $0.1 million and $0.1 million, respectively, resulting from these transactions. In addition, Patheon manufactures a product for a third party for which the product’s intellectual property is owned by the Viso Affiliate. The manufacturing agreement was originally entered into between Patheon and the Viso Affiliate, but has been administered directly between Patheon and the third party on normal commercial terms since 2003.

As of January 31, 2011 and October 31, 2010, the Company had an investment of $3.1 million and $3.3 million, respectively, representing an 18% interest in two Italian companies (collectively referred to as “BSP Pharmaceuticals”) whose largest investor was an officer of the Company until December 31, 2009. These companies specialize in the manufacture of cytotoxic pharmaceutical products. As a result of the shareholders’ agreement with the other investors in BSP Pharmaceuticals that provides the Company with significant influence over BSP Pharmaceuticals’ operations, the Company accounts for its investment in BSP Pharmaceuticals using the equity method. Accordingly, for the three months ended January 31, 2011 and 2010, the Company recorded investment losses of $0.2 million and income of $0.4 million, respectively.

In connection with its investment in BSP Pharmaceuticals, the Company has a management services agreement with BSP Pharmaceuticals that provides on-going sales and marketing services, and provided engineering and operational services during the construction of the BSP facility which was completed in 2008. There were no management fees recorded under this agreement for the three months ended January 31, 2011 and 2010. Accounts receivable at January 31, 2011 and October 31, 2010 include a balance of $2.2 million and $2.2 million, respectively, in connection with the management services agreement. These services were conducted in the normal course of business and are recorded at the exchanged amounts.

In connection with certain of BSP Pharmaceuticals’ bank financing, the Company made commitments that it would not dispose of its interest in BSP Pharmaceuticals prior to January 1, 2011, and if needed, irrevocably inject equity (pro-rata) in order to ensure BSP complies with certain specific bank covenants.

The cost sharing arrangement between JLL Partners Inc. (“JLL Partners”) and Patheon was terminated during the first quarter of fiscal 2011, and there are no outstanding payables to JLL Partners related to this arrangement.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

11.	Income taxes

The following is a reconciliation of the expected income tax expense (recovery) obtained by applying the combined corporate tax rates to the income (loss) from continuing operations before income taxes:

	As of January 31,
	2011	2010
	$	$
Expected income tax expense (recovery) using statutory tax rates	2.0	(3.6)
Change in valuation allowance	0.6	1.3
Permanent differences and other:
Foreign	(0.3)	0.1
Domestic	2.2	—
Foreign rate differentials	1.8	2.2
Other	0.3	—

Provision for income taxes	6.6	—

Effective tax rate	90%	0%

The effective tax rate change for the three months ended January 31, 2011 of 90% versus three months ended 2010 of nil was due to the effect of tax rates in foreign jurisdictions, the mix of earnings in the Company’s international subsidiaries, an increase to the valuation allowance related to the U.S. local net operating losses and other non-recurring items.

While evaluating the Company’s future tax assets and liabilities during the first quarter of 2010, the Company concluded it would be able to utilize certain Investment Tax Credits (“ITCs”) relating to scientific research and development costs. Therefore, the Company recorded a decrease of $2.8 million in the cost of goods sold relating to the partial utilization of previous years ITCs in the first quarter of fiscal 2010.

12.	Subsequent events

In February 2011, as a result of additional time required to fully transition manufacturing operations from Caguas to Manatí, due to longer than expected customer regulatory time lines, the third party offer for the Caguas facility has been rescinded. We continue to market the Caguas facility for eventual sale.

On February 7, 2011, the Company announced the appointment of James C. Mullen as Patheon’s Chief Executive Officer and a member of the Company’s Board of Directors.

On February 25, 2011, the Company filed a registration statement with the SEC and expects the registration process to be complete in April 2011.

On March 10, 2011, the Company’s shareholders approved amendments to the Company’s incentive stock option plan. The plan amendments, among other things, provide that the maximum number of shares that may be issued under the plan is 15,500,151, which currently represents 12% of the Company’s issued and outstanding restricted voting shares. This amount represents an increase from the previously authorized maximum number of shares of 7.5% of the Company’s issued and outstanding restricted voting shares, or 9,687,594 shares.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

13.	Additional disclosure required under U.S. Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In the case of the Company, Canadian GAAP conforms in all material respects with U.S. GAAP except for certain matters, the details of which are as follows:

Consolidated Balance Sheets

The application of U.S. GAAP has the following effects on consolidated balance sheet items as reported under Canadian GAAP:

	As of January 31, 2011				As of October 31, 2010
	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP
	$			$	$			$
Assets
Current
Cash and cash equivalents	49.8	—		49.8	53.5	—		53.5
Accounts receivable	136.0	—		136.0	139.9	—		139.9
Inventories	75.1	—		75.1	73.3	—		73.3
Income taxes receivable	7.3	2.7	i	10.0	5.7	—		5.7
Prepaid expenses and other	14.2	—		14.2	9.5	—		9.5
Future tax assets—short-term	10.8	0.8	g	11.6	9.0	0.8	g	9.8

Total current assets	293.2	3.5		296.7	290.9	0.8		291.7

Capital assets	472.5	(0.9)	e	471.6	478.3	(0.9)	e	477.4
Intangible assets	0.9	—		0.9	1.4	—		1.4
Deferred financing costs	—	7.0	f	7.0	—	7.2	f	7.2
Future tax assets	5.2	18.7	c	23.9	11.2	17.7	c	28.9
Goodwill	3.5	—		3.5	3.4	—		3.4
Investments	4.9	—		4.9	5.3	—		5.3
Other Long-term assets	19.5	(19.5)	c,d	—	18.4	(18.4)	c,d	—

Total assets	799.7	8.8		808.5	808.9	6.4		815.3

Liabilities and shareholders’ equity
Current
Short-term borrowings	0.7	—		0.7	2.0	—		2.0
Accounts payable and accrued liabilities	147.0	—		147.0	156.7	—		156.7
Income taxes payable	0.4	(0.4)	i	—	0.4	—		0.4
Deferred revenues—short-term	24.5	—		24.5	26.7	—		26.7
Current portion of long-term debt	1.4	—		1.4	3.5	—		3.5

Total current liabilities	174.0	(0.4)		173.6	189.3	—		189.3

Long-term debt	274.9	6.1	d,f	281.0	274.8	6.3	d,f	281.1
Deferred revenues	21.2	—		21.2	19.2	—		19.2
Future tax liabilities	32.8	(0.3)	e	32.5	29.7	(0.3)	e	29.4
Other long-term liabilities	21.2	24.3	b,g	45.5	22.9	24.3	b,g	47.2

Total liabilities	524.1	29.7		553.8	535.9	30.3		566.2

Shareholders’ equity
Restricted voting shares	553.8	18.1	a	571.9	553.8	18.1	a	571.9
Contributed surplus	10.1	—		10.1	10.0	—		10.0
Deficit	(330.2)	(21.8)	a,d,e,g,i	(352.0)	(330.7)	(24.8)	a,d,e,g	(355.5)
Accumulated other comprehensive income (loss)	41.9	(17.2)	b,e	24.7	39.9	(17.2)	a,b,e	22.7

Total shareholders’ equity	275.6	(20.9)		254.7	273.0	(23.9)		249.1

Total liabilities and shareholders’ equity	799.7	8.8		808.5	808.9	6.4		815.3

See accompanying notes.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Consolidated Statements of Loss

The application of U.S. GAAP had the following effects on net loss and net loss per share as reported under Canadian GAAP:

	Three Months Ended January 31, 2011
	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP
	$			$
Revenues	175.7	—		175.7
Cost of goods sold	132.7	0.8	c,e	133.5

Gross profit	43.0	(0.8)		42.2
Selling, general and administrative expenses	27.8	—		27.8
Repositioning expenses	0.9	—		0.9

Operating income	14.3	(0.8)		13.5
Interest expense, net	6.3	—		6.3
Foreign exchange loss	0.6	—		0.6
Other	0.1	0.1	d	0.2

Income from continuing operations before income taxes	7.3	(0.9)		6.4
Provision for income taxes	6.6	(3.9)	c,e,i	2.7

Income before discontinued operations	0.7	3.0		3.7
Loss from discontinued operations	(0.2)	—		(0.2)

Net income for the period	0.5	3.0		3.5

Net income attributable to restricted voting shareholders	0.5	3.0		3.5

Basic and diluted income (loss) per share
From continuing operations	0.006			0.029

From discontinued operations	(0.002)			(0.002)

	0.004			0.027

Weighted-average number of shares outstanding during period—basic and diluted (in thousands)	129,168			129,168

See accompanying notes.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

	Three Months Ended January 31, 2010
	Canadian GAAP	Increase (Decrease)	Notes	U.S. GAAP
	$			$
Revenues	154.8	—		154.8
Cost of goods sold	130.2	2.8	c,e	133.0

Gross profit	24.6	(2.8)		21.8
Selling, general and administrative expenses	28.8	—		28.8
Repositioning expenses	2.4	—		2.4
Impairment charge	—	1.3	h	1.3

Operating loss	(6.6)	(4.1)		(10.7)
Interest expense, net	3.6	—		3.6
Impairment charge	1.3	(1.3)	h	—
Foreign exchange gain	(0.4)	—		(0.4)
Other	(0.4)	—		(0.4)

Loss from continuing operations before income taxes	(10.7)	(2.8)		(13.5)
Benefit from income taxes	—	(11.8)	c,e,i	(11.8)

Loss before discontinued operations	(10.7)	9.0		(1.7)
Loss from discontinued operations	(0.4)	—		(0.4)

Net loss for the period	(11.1)	9.0		(2.1)

Net loss attributable to restricted voting shareholders	(11.1)	9.0		(2.1)

Basic and diluted loss per share
From continuing operations	(0.083)			(0.013)

From discontinued operations	(0.003)			(0.003)

	(0.086)			(0.016)

Weighted-average number of shares outstanding during period—basic and diluted (in thousands)	129,168			129,168

See accompanying notes.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Consolidated Statements of Cash Flow

There would be no material difference in cash flow presentation between Canadian GAAP and U.S. GAAP for three months ended January 31, 2011 and 2010.

Consolidated Statements of Changes to Shareholders’ Equity

There would be no material difference in presentation of changes in shareholders’ equity between Canadian GAAP and U.S. GAAP for three months ended January 31, 2011 and 2010.

(a)	Preferred shares

Under Canadian GAAP, the convertible preferred shares held by JLL were classified at inception as having both an equity component and a debt component. Under U.S. GAAP, however, the preferred shares would have been deemed to be mezzanine equity at inception.

As discussed above, under U.S. GAAP, the value of the preferred stock would be adjusted from its initial value on the April 27, 2007 issuance date to its redemption value over the period from issuance date to the redemption or conversion date using the method discussed in ASC 480.

In September 2008, the Company entered into an agreement (the “JLL Agreement”) with JLL whereby JLL agreed to waive the mandatory redemption requirement contained in the terms of its preferred shares. The JLL Agreement resulted in a deemed repayment of the debt and equity components of the preferred shares, as well as in a change in the accounting treatment for those shares. Completion of the JLL Agreement resulted in the full carrying value of the preferred shares being classified within shareholders’ equity on the Company’s balance sheets, and no further accretive interest expense was recorded in the consolidated statements of loss. Paid-in-kind dividend equivalents on the preferred shares were reported below net loss to arrive at a loss attributable to the restricted voting shareholders.

Upon settlement of the debt portion of JLL’s preferred shares, the Company recognized a gain on the extinguishment of this debt. The Company reported this gain on its consolidated statement of loss below operating income and before income from continuing operations before income tax. Additionally, upon settlement of the equity portion of JLL’s preferred shares, the Company recognized a loss on the deemed redemption, which increased accumulated deficit. Under U.S. GAAP, there would be no gain or loss recognized since the preferred shares would have been recorded solely as equity from inception.

(b)	Pensions and post retirement plans

Under U.S. GAAP ASC 715, “Compensation—Retirement Benefits,” the Company is required to recognize the over or underfunded status of defined benefit pension and other post-retirement plans on its balance sheet. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected obligation for pension plans and the accumulated benefit obligation for other post-retirement plans. In addition, the Company is required to recognize any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the applicable period in other comprehensive income, net of tax. No similar requirement currently exists under Canadian GAAP. In addition, overfunded plans are reported as non-current assets and underfunded plans are reported as non-current liabilities, with expected benefit payments over the next 12 months reclassified as short-term liabilities from non-current liabilities.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

(c)	Investment Tax Credits

Under U.S. GAAP ASC 740, “Income Taxes,” (“ASC 740”) the Company’s ITCs are credited against income tax expense, whereas under Canadian GAAP CICA Section 3805, “Investment Tax Credits,” ITCs are offset against the related operating expense.

Because the Company’s ITCs are related to research and development costs, primarily labor, assets are not typically created as a part of the operations subject to the ITC calculation pool. Therefore, the Company has determined that the “flow-through method” of accounting under U.S. GAAP is appropriate. Under the flow-through method, ITCs are recognized as a reduction of federal income taxes in the year in which they arise instead of being reflected in net income over the productive life of acquired property (the deferral method).

Under U.S. GAAP, the Company has reclassified the credit to cost of goods related to its ITCs to income tax expense and has reclassified the related ITC receivables to deferred tax assets, short-term or long-term, based upon when they are expected to be used. The ITCs will impact current tax expense when used and deferred tax expense when accumulated during the course of a fiscal year.

(d)	Embedded derivative on call option premium

Under CICA Section 3855, “Financial Instruments—Recognition and Measurement,” if the economic characteristics of an embedded derivative (in this case the call option on the Notes) are not closely related to the economic characteristics of the host contract (the Notes), then bifurcation of the embedded derivative is required. CICA Section 3855 provides that the economic characteristics of a call option are not closely related to the economic characteristics of the host contract if the call option’s exercise price is not approximately equal, on each exercise date, to the amortized cost of the host contract. In determining whether the exercise price is approximately equal, the amortized cost of the host contract is assumed to be its par value at any given time. Under U.S. GAAP ASC 815, “Derivatives and Hedging,” the bond call provisions were considered clearly and closely related to the host instrument, as such, the embedded derivative is not valued separately from the debt. Therefore, the Canadian GAAP valuations for the call options are reversed for the U.S. GAAP presentation.

(e)	Deferred transaction costs

Both U.S. GAAP ASC 805, “Business Combinations,” and its predecessor, Statement of Financial Accounting Standards No. 141, “Business Combinations,” require deferred transaction costs to be expensed as incurred. Under Canadian GAAP, such costs are capitalized and amortized over 15 years. As such, the effect of the deferred transaction costs has been reversed as of the first period presented and included in opening accumulated deficit.

(f)	Deferred financing costs

In accordance with Canadian GAAP, the Company accounts for deferred financing costs, or transaction costs, as a reduction from the related liability and amortizes such costs using the effective interest method. However, for U.S. GAAP purposes, the Company accounts for these costs as an asset and amortizes them over the expected term of the financial liability using the effective interest method.

(g)	Reserves for uncertain tax positions

The Company adopted the uncertain tax positions standard of ASC 740 on November 1, 2007. As a result of the implementation of this standard, the Company recognized no material adjustment in the liability for unrecognized income tax benefits or effect on accumulated deficit. As of January 31, 2011 and October 31, 2010, unrecognized tax benefits were $1.4 million.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

(h)	Long-lived assets classified as held and used

Under U.S. GAAP ASC 360, “Long-Lived Assets Classified as Held and Used,” (“ASC 360”) impairments and gains/losses on sale of assets should be reported in operating income.

(i)	Income taxes

Under U.S. GAAP ASC 740-270 “Income Taxes—Interim Reporting,” on an interim reporting basis, an entity subject to tax in multiple jurisdictions is required to use one overall estimated annual effective tax rate to compute the income tax expense (benefit) applicable to the interim reporting period. At the end of each interim period, the entity estimates the effective tax rate expected to be applicable for the full fiscal year. This annual estimated rate is adjusted, if necessary, for any significant unusual, infrequently occurring or extraordinary items, which are separately reported as period expenses. At the end of each interim period, the entity applies the estimated annual effective tax rate to year-to-date ordinary income (loss) to compute the year-to-date income tax expense (benefit).

Under CICA Section 3465, “Income Taxes,” income taxes are accounted for using the asset and liability method. This method requires the entity to calculate future income taxes in each jurisdiction at the end of each interim reporting period using the current or substantively enacted tax rates that are expected to apply when temporary differences reverse. These rates are applied to year-to-date pre-tax income (loss), adjusted for known permanent or temporary differences.

Additional	U.S. GAAP Disclosures

Accounts payable and accrued liabilities

The following is the breakdown of accounts payable and accrued liabilities:

	As of January 31, 2011	As of October 31, 2010
Trade payables	76.3	89.9
Accrued salaries and related expenses	46.5	44.7
Customer deposits	15.0	14.6
Other accruals	9.2	7.5

	147.0	156.7

Inventories:

	As of January 31, 2011	As of October 31, 2010
	$	$
Raw materials, packaging components and spare parts	49.8	47.3
Work-in-process	25.3	26.0

Balance, end of the year	75.1	73.3

Net loss per share:

The computation of net income (loss) per share did not include 7,446,024 and 4,031,644 outstanding options in the three months ended January 31, 2011 and 2010, respectively, because such options were anti-dilutive in nature.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

Employee future benefits

The components of net periodic benefit cost for the defined benefit plans and other benefit plans for the three months ended January 31, 2011 and 2010, respectively, are as follows:

	For the three months ended January 31,
	2011		2010
	Defined Benefit Pension Plans	Other Benefit Plans	Defined Benefit Pension Plans	Other Benefit Plans
	$	$	$	$
Service cost	0.9	0.0	0.9	0.0
Interest cost	1.3	0.1	1.2	0.1
Expected return on plan assets	(1.2)	—	(1.0)	—
Amortization of actuarial loss	0.2	0.0	0.2	—

Net periodic benefit costs	1.2	0.1	1.3	0.1

Based on current information available from actuarial estimates, the Company anticipates that contributions required under its defined benefit pension plans for fiscal 2011 will be approximately $10.1 million compared to contributions of $4.6 million that were made in fiscal 2010. Required contributions to defined benefit pension plans in future years will be dependent upon a number of variables, including the long-term rate of return on plan assets. The amount that the Company will be required to contribute to such plans in the future may vary.

Impact of new and pending U.S. GAAP accounting standards

In April 2010, the Financial Accounting Standards Board (“FASB”) issued “Accounting Standards Update (“ASU”) 2010-17,” Revenue Recognition Milestone Method (Topic 605): Milestone Method of Revenue Recognition.” The amendments in this ASU provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The amendments in this ASU are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. Vendors may also elect to adopt the amendments in this ASU retrospectively for all prior periods. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” This ASU codifies the consensus reached in Emerging Issues Task Force Issue No. 09-J, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” The amendments in this ASU clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The amendments are to be applied by recording a cumulative-effect adjustment to beginning accumulated deficit. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.

Notes to Unaudited Consolidated Financial Statements for the Three Months Ended January 31, 2011

(Dollar information in tabular form is expressed in millions of U.S. dollars)

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” This guidance requires new disclosures related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. The adoption of this guidance is effective for interim and annual reporting periods beginning after December 15, 2009. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 amends the criteria in ASC Subtopic 605-25, “Revenue Recognition Multiple-Element Arrangements,” for separating consideration in multiple-deliverable arrangements. This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.

In June 2009, the FASB issued guidance codified as U.S. GAAP ASC 470-20, “Debt—Debt with Conversion and Other Options,” regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance, which changes the accounting for equity share lending arrangements on an entity’s own shares when executed in contemplation of a convertible debt offering. This guidance requires the share lending arrangement to be measured at fair value and recognized as an issuance cost. These issuance costs should then be amortized as interest expense over the life of the financing arrangement. Shares loaned under these arrangements should be excluded from computation of earnings per share. This guidance is effective for fiscal years beginning after December 15, 2009 and requires retrospective application for all arrangements outstanding as of the beginning of the fiscal year. The Company does not expect this ASU would have a material impact on its consolidated financial statements if prepared under U.S. GAAP.